As filed with the Securities and Exchange Commission on January 26, 2015

Registration No. 333-201242

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ACTAVIS PLC

(Exact name of registrant as specified in its charter)

Ireland	2834	98-1114402
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Grand Canal Square, Docklands

Dublin 2, Ireland

(862) 261-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brenton L. Saunders

President and Chief Executive Officer

Actavis plc

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

(862) 261-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Victor I. Lewkow, Esq. Paul J. Shim, Esq. James E. Langston, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	A. Robert D. Bailey, Esq. Chief Legal Officer and Corporate Secretary Actavis plc Morris Corporate Center III 400 Interpace Parkway Parsippany, New Jersey 07054 (862) 261-7000	Arnold A. Pinkston, Esq. General Counsel and Assistant Secretary Allergan, Inc. 2525 Dupont Drive Irvine, California 92612 (714) 246-4500	Cary K. Hyden, Esq. Paul D. Tosetti, Esq. Michael A. Treska, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235	David A. Katz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Information contained herein is subject to completion or amendment. A registration statement relating to the Actavis plc ordinary shares to be issued in the Merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

DATED JANUARY 26, 2015, SUBJECT TO COMPLETION

PRELIMINARY COPY

To Our Shareholders:

You are cordially invited to attend an extraordinary general meeting of the shareholders (the “Actavis EGM”) of Actavis plc (“Actavis”) to be held on March 10, 2015 at 8:30 a.m. local time, at 1 Grand Canal Square, Docklands, Dublin 2, Ireland.

As previously announced, on November 16, 2014, Actavis entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with Avocado Acquisition Inc. (“Merger Sub”), a wholly owned subsidiary of Actavis, and Allergan, Inc. (“Allergan”), that provides for the acquisition of Allergan by Actavis. Pursuant to the Merger Agreement, Merger Sub will merge with and into Allergan, with Allergan continuing as the surviving corporation (the “Merger”). Following the Merger, Allergan will be an indirect wholly owned subsidiary of Actavis.

As a result of the Merger, each issued and outstanding share of Allergan common stock, other than shares held by Allergan stockholders who properly demand appraisal in accordance with Delaware law and shares owned by Actavis, Merger Sub, Allergan or any of their respective wholly owned subsidiaries, will be converted into the right to receive 0.3683 of an Actavis ordinary share and $129.22 in cash, without interest. After giving effect to the Merger, the Actavis shareholders as of immediately prior to the Merger are expected to own approximately 72% of the issued and outstanding Actavis ordinary shares and the former Allergan stockholders are expected to own approximately 28% of the issued and outstanding Actavis ordinary shares. The Actavis ordinary shares will remain listed on the NYSE under the symbol “ACT.” Actavis expects to issue or reserve for issuance approximately 128 million ordinary shares to pay the stock portion of the Merger Consideration to Allergan stockholders and assume Allergan equity-based awards at the closing of the Merger.

Actavis is holding the Actavis EGM to seek your approval of (i) the issuance of Actavis ordinary shares (the “Actavis Share Issuance Proposal”), pursuant to the Merger Agreement, and (ii) the adjournment of the Actavis EGM, or any adjournments thereof, to another time and place if necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes at the time of the Actavis EGM to approve the Actavis Share Issuance Proposal (the “Actavis Adjournment Proposal”). However, only the approval of the Actavis Share Issuance Proposal is required for the completion of the Merger.

We urge all Actavis shareholders to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference in the accompanying joint proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully the “Risk Factors” section beginning on page 34 of the accompanying joint proxy statement/prospectus.

Your proxy is being solicited by the board of directors of Actavis. After careful consideration, our board of directors has unanimously approved the Merger Agreement and determined that the terms of the acquisition will further the strategies and goals of Actavis. The Actavis board of directors unanimously recommends that you vote “FOR” the Actavis Share Issuance Proposal and “FOR” the Actavis Adjournment Proposal. Your vote is very important. Please vote as soon as possible whether or not you plan to attend the Actavis EGM by following the instructions in the accompanying joint proxy statement/prospectus.

On behalf of the Actavis board of directors, thank you for your consideration and continued support.

Very truly yours,
Paul M. Bisaro	Brenton L. Saunders
Executive Chairman and Director	President, Chief Executive Officer and Director
Actavis plc	Actavis plc

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transaction or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For the avoidance of doubt, the accompanying joint proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act of 2005 of Ireland (the “2005 Act”), the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (as amended) or the Prospectus Rules issued under the 2005 Act, and the Central Bank of Ireland has not approved this joint proxy statement/prospectus.

The accompanying joint proxy statement/prospectus is dated [—], and is first being mailed to shareholders of Actavis on or about [—].

Information contained herein is subject to completion or amendment. A registration statement relating to the Actavis plc ordinary shares to be issued in the Merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

DATED JANUARY 26, 2015, SUBJECT TO COMPLETION

PRELIMINARY COPY

Dear Stockholders:

You are cordially invited to attend a special meeting of the stockholders of Allergan, Inc. (“Allergan”) to be held on March 10, 2015 at 10:00 a.m. local time, at the headquarters of Allergan, located at 2525 Dupont Drive, Irvine, California 92612 (the “Allergan special meeting”).

As previously announced, on November 16, 2014, Actavis plc (“Actavis”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with Allergan, pursuant to which Actavis will acquire Allergan in a merger transaction (the “Merger”). Following the Merger, the Allergan common stock will be delisted from the New York Stock Exchange (the “NYSE”), deregistered under the Securities Exchange Act of 1934 (the “Exchange Act”) and cease to be publicly traded. The acquisition of Allergan will be effected under Delaware law. The combination of Allergan and Actavis, if completed, will create one of the top 10 global pharmaceutical companies by sales revenue with combined annual pro forma revenues of more than $23 billion anticipated in 2015.

As a result of the Merger, each share of Allergan common stock (except for certain shares held by Allergan, Actavis, Avocado Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Actavis, or any of their respective wholly owned subsidiaries, and shares held by Allergan stockholders who properly demand appraisal in accordance with Delaware law) will be converted into the right to receive 0.3683 of an Actavis ordinary share and $129.22 in cash, without interest (the “Merger Consideration”).

For a description of the consideration that Allergan stockholders will receive, see “The Merger Agreement—Consideration to Allergan Stockholders” beginning on page 134 of the accompanying joint proxy statement/prospectus. It is anticipated that immediately after completion of the Merger, Actavis shareholders and Allergan stockholders, in each case as of immediately prior to the Merger, will hold approximately 72% and 28%, respectively, of the issued and outstanding Actavis ordinary shares. It is currently estimated that, if the Merger is completed, Actavis will issue or reserve for issuance approximately 128 million Actavis ordinary shares to pay the stock portion of the Merger Consideration to Allergan stockholders and assume Allergan equity-based awards at the closing of the Merger and that the amount of cash to be paid for the cash portion of the Merger Consideration will be approximately $39 billion. Actavis ordinary shares trade on the NYSE under the symbol “ACT,” and shares of Allergan common stock trade on the NYSE under the symbol “AGN.” Based on the closing price of Actavis ordinary shares as of January 22, 2015, the value of the Merger Consideration was approximately $231.61. Because Actavis’ share price will fluctuate between now and the closing of the Merger, the value of the Merger Consideration based on the closing price of Actavis ordinary shares as of the closing date of the Merger may differ from the value based on the price per Actavis ordinary share as of January 22, 2015 or the price per Actavis ordinary share at the time of the Allergan special meeting.

Allergan is holding the Allergan special meeting to vote on the adoption of the Merger Agreement and related matters, and Actavis is holding an extraordinary general meeting of shareholders to seek the Actavis shareholders’ approval of, among other things, the proposal to approve the issuance of Actavis ordinary shares pursuant to the Merger Agreement. Allergan and Actavis cannot complete the proposed Merger unless, among other things, Allergan stockholders adopt the Merger Agreement and Actavis shareholders to approve the issuance of Actavis ordinary shares pursuant to the Merger Agreement.

Your vote is very important. A failure to vote will have the same effect as a vote “AGAINST” the adoption of the Merger Agreement. To ensure your representation at the Allergan special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please submit your proxy promptly whether or not you expect to attend the Allergan special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Allergan special meeting. The Allergan board of directors has unanimously determined that the Merger is fair and in the best interests of the Allergan stockholders, has unanimously approved and declared advisable the Merger Agreement, and unanimously recommends that Allergan stockholders vote “FOR” the adoption of the Merger Agreement.

The obligations of Allergan and Actavis to complete the Merger are subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement, a copy of which is included as Annex A to the joint proxy statement/prospectus. The joint proxy statement/prospectus provides you with detailed information about the proposed Merger. It also contains or references information about Allergan and Actavis and certain related matters. You are encouraged to read this document carefully. In particular, you should read the “Risk Factors” section beginning on page 34 of the accompanying joint proxy statement/prospectus for a discussion of the risks you should consider in evaluating the proposed transactions and how they will affect you.

On behalf of the Allergan board of directors, thank you for your consideration and continued support.

Sincerely,

David E.I. Pyott

Chairman of the Board

and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger, the issuance of the Actavis ordinary shares in connection with the Merger, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This document is dated [—], and is first being mailed to stockholders of Allergan on or about [—].

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Actavis and Allergan from documents that are not included in or delivered with the joint proxy statement/prospectus. This information is available without charge to you upon written or oral request. You can obtain the documents incorporated by reference in the joint proxy statement/prospectus by requesting them in writing, by email or by telephone from Actavis or Allergan at their respective addresses and telephone numbers listed below or by accessing the websites listed below. The information provided on the websites listed below is not a part of the accompanying joint proxy statement/prospectus and therefore is not incorporated by reference into the accompanying joint proxy statement/prospectus.

For Actavis Shareholders:

Actavis plc

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

Attention: Investor Relations

Telephone: (862) 261-7488

Email: investor.relations@actavis.com

ir.actavis.com

For Allergan Stockholders: Allergan, Inc. 2525 Dupont Drive Irvine, CA 92612 Attention: Investor Relations Telephone: (714) 246-4636 allergan.com/investors/index.htm

In addition, if you have questions about the Merger, the Actavis EGM or the Allergan special meeting, or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy cards or other documents incorporated by reference in the accompanying joint proxy statement/prospectus, you may contact the appropriate contact listed below. You will not be charged for any of the documents you request.

For Actavis Shareholders: MacKenzie Partners Inc. 105 Madison Avenue New York, NY 10016 Telephone: (212) 929-5500 (call collect) or Toll-Free (800) 322-2885	For Allergan Stockholders: Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Telephone: (212) 750-5833 (call collect) or Toll-Free (877) 800-5187

To obtain timely delivery of these documents before the Actavis extraordinary general meeting and the Allergan special meeting, you must request the information no later than March 3, 2015.

For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 262 of the accompanying joint proxy statement/prospectus.

ACTAVIS PLC

1 Grand Canal Square, Docklands

Dublin 2, Ireland

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 10, 2015

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING (the “Actavis EGM”) of Actavis plc (“Actavis”) will be held at 1 Grand Canal Square, Docklands, Dublin 2, Ireland, on March 10, 2015 at 8:30 a.m. (local time) for the purpose of considering and, if thought fit, passing the proposed resolutions (the “Actavis EGM Resolutions”), each of which will be proposed as an ordinary resolution:

Time:	8:30 a.m. local time

Date:	March 10, 2015

Place:	1 Grand Canal Square, Docklands, Dublin 2, Ireland

Purpose:	(1) To approve the issuance of ordinary shares (the “Actavis Share Issuance Proposal”) pursuant to the Agreement and Plan of Merger, dated November 16, 2014, as it may be amended from time to time (the “Merger Agreement”), among Actavis, Allergan, Inc. (“Allergan”) and Avocado Acquisition Inc.; and

(2) To approve any motion to adjourn the Actavis EGM, or any adjournments thereof, to another time and place if necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes at the time of the Actavis EGM to approve the Actavis Share Issuance Proposal (the “Actavis Adjournment Proposal”).

The Merger described in the Merger Agreement is not conditioned on approval of proposal 2 described above.

The enclosed joint proxy statement/prospectus describes the purpose and business of the Actavis EGM, contains a detailed description of the Merger Agreement and the Merger and includes a copy of the Merger Agreement as Annex A. Please read these documents carefully before deciding how to vote.

Record Date:	The record date for the Actavis EGM has been fixed by the board of directors as of the close of business on January 22, 2015. Actavis shareholders of record at that time are entitled to vote at the Actavis EGM.

More information about the transaction and the Actavis EGM Resolutions is contained in the accompanying joint proxy statement/prospectus. We urge all Actavis shareholders to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference in the accompanying joint proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 34 of the accompanying joint proxy statement/prospectus.

The Actavis board of directors unanimously recommends that Actavis shareholders vote “FOR” the Actavis Share Issuance Proposal and “FOR” the Actavis Adjournment Proposal.

By order of the board of directors

A. Robert D. Bailey

Chief Legal Officer and Corporate Secretary

[—], 2015

YOUR VOTE IS IMPORTANT

You may vote your ordinary shares by using a toll-free telephone number or electronically over the Internet as described on the proxy form. We encourage you to file your proxy using either of these options if they are available to you. Alternatively, you may mark, sign, date and mail your proxy form in the postage-paid envelope provided. The method by which you vote does not limit your right to vote in person at the Actavis EGM. We strongly encourage you to vote.

Notes:

1.	Whether or not you plan to attend the Actavis EGM in person, it is important that your ordinary shares be represented and voted at the Actavis EGM. Holders of record may submit a proxy via the Internet, by telephone or by completing, signing and dating the enclosed proxy card and returning it as promptly as possible in the enclosed postage-paid, return-addressed reply envelope. Holders of record must vote in accordance with the instructions listed on the proxy card. Beneficial holders whose ordinary shares are held in “street name” must vote in accordance with the voting instructions provided to them by their bank, broker or other nominee. Such holders may be eligible to submit a proxy electronically or by telephone. Any holder of record who is present at the Actavis EGM may vote in person instead of by proxy, thereby canceling any previous proxy. If you are a holder of record entitled to attend and vote at the Actavis EGM, then you are entitled to appoint a proxy or proxies to attend, speak and vote on your behalf at the Actavis EGM. A proxy is not required to be a shareholder of Actavis. A holder of record wishing to name any person other than the individual specified on the proxy card as his or her proxy holder may do so by crossing out the name of the designated proxy holder specified on the proxy card, inserting the name of such other person to act as his or her proxy and initialing such alteration. In that case, it will be necessary for the shareholder to sign the proxy card and deliver it in accordance with the instructions on the enclosed proxy card, with a copy to the person named as his or her proxy holder, and for the person so named to be present to vote at the Actavis EGM.

Please note that if shareholders plan to attend the Actavis EGM in person, they will need to register in advance to be admitted. Holders of record can register for the Actavis EGM by checking the appropriate box on their proxy card. The Actavis EGM will start promptly at 8:30 a.m. (local time).

In addition to registering in advance, shareholders will be required to present a valid government-issued photo identification (e.g., driver’s license or passport) to enter the Actavis EGM. Holders of record, whose ordinary shares are registered in their name, should bring a valid form of photo identification to the Actavis EGM. Beneficial holders whose ordinary shares are held in “street name” will need to bring a letter from their bank, broker or other nominee that confirms that such holder is the beneficial owner of such ordinary shares as of the record date, together with a valid form of photo identification. Beneficial holders whose ordinary shares are held in “street name” and who plan to vote at the Actavis EGM must also obtain a legal proxy, executed in their favor by or on behalf of their bank, broker or other nominee, to be able to vote at the Actavis EGM. Actavis reserves the right to deny admittance to anyone who cannot adequately show proof of share ownership as of January 22, 2015. See “The Actavis Extraordinary General Meeting” beginning on page 55 of the accompanying joint proxy statement/prospectus.

2.	If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Actavis ordinary shares represented by your proxy will be voted “FOR” each proposal in accordance with the recommendation of the Actavis board of directors.

3.	The completion and return of the proxy or voting instruction card will not preclude a shareholder from attending and voting at the meeting in person, subject to compliance with the other requirements described herein.

4.	In accordance with article 54 of Actavis’ articles of association, the board of directors of Actavis has determined that only holders of record of Actavis ordinary shares as of the close of business on January 22, 2015 may vote at the Actavis EGM or any adjournment thereof.

5.	Terms used but not otherwise defined herein shall have the same meaning in this notice as they have in the Merger Agreement included in the joint proxy statement/prospectus accompanying this notice.

6.	Any alteration to the proxy or voting instruction card must be initialed by the person who signs it.

7.	Actavis shareholders should also refer to “The Actavis Extraordinary General Meeting” beginning on page 55 of the accompanying joint proxy statement/prospectus, which further describes the matters being voted on at the Actavis EGM and the ultimate effect of each Actavis EGM Resolution.

ALLERGAN, INC.

2525 DUPONT DRIVE

IRVINE, CA 92612

NOTICE OF A SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MARCH 10, 2015

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Allergan, Inc. (“Allergan”) will be held at 2525 Dupont Drive, Irvine, California 92612 at 10:00 a.m. (local time) on March 10, 2015 for the following purposes:

1. to adopt the Agreement and Plan of Merger, dated as of November 16, 2014, as it may be amended from time to time (the “Merger Agreement”), by and among Actavis plc, Avocado Acquisition Inc. (“Merger Sub”) and Allergan (the “Merger Proposal”);

2. to approve the adjournment of the meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the Merger Proposal (the “Allergan Adjournment Proposal”); and

3. to approve, on a non-binding, advisory basis, the compensation to be paid to Allergan’s named executive officers that is based on or otherwise relates to the Merger (the “Merger-Related Named Executive Officer Compensation Proposal”), as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Allergan’s Directors and Executive Officers in the Transactions—Quantification of Payments and Benefits to Allergan’s Named Executive Officers” beginning on page 126 of the accompanying joint proxy statement/prospectus.

The approval by Allergan stockholders of the Merger Proposal is required to complete the Merger described in the accompanying joint proxy statement/prospectus.

Allergan will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The Merger Proposal is described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the Merger Agreement is attached as Annex A to this document.

The Allergan board of directors has set January 22, 2015 as the record date for the Allergan special meeting. Only holders of record of shares of Allergan common stock at the close of business on January 22, 2015 will be entitled to notice of and to vote at the Allergan special meeting and any adjournments thereof. Any stockholder entitled to attend and vote at the Allergan special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of Allergan common stock.

Your vote is very important. To ensure your representation at the Allergan special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please submit your proxy promptly whether or not you expect to attend the Allergan special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Allergan special meeting.

The Allergan board of directors has unanimously approved and declared advisable the Merger Agreement and unanimously recommends that you vote “FOR” the Merger Proposal, “FOR” the Allergan Adjournment Proposal and “FOR” the Merger-Related Named Executive Officer Compensation Proposal.

BY ORDER OF THE BOARD OF DIRECTORS

Matthew J. Maletta

Vice President,

Associate General Counsel and Secretary

Irvine, California

[—], 2015

PLEASE SUBMIT A PROXY FOR YOUR SHARES OF ALLERGAN COMMON STOCK PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR DOING SO ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL 877-800-5187 (TOLL-FREE) OR 212-750-5833 (COLLECT).

i

ENFORCEABILITY OF CIVIL LIABILITIES	255
OTHER MATTERS	255
ACTAVIS ANNUAL MEETING SHAREHOLDER PROPOSALS	255
ALLERGAN ANNUAL MEETING STOCKHOLDER PROPOSALS	256
APPRAISAL RIGHTS	257
HOUSEHOLDING OF PROXY MATERIALS	262
WHERE YOU CAN FIND MORE INFORMATION	262

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS AND THE ACTAVIS EXTRAORDINARY GENERAL MEETING AND THE ALLERGAN SPECIAL MEETING

The following are answers to certain questions you may have regarding the transactions, the Actavis extraordinary general meeting (referred to in this joint proxy statement/prospectus as the “Actavis EGM”) and the Allergan special meeting. You are urged to read carefully this entire joint proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus. All references in this joint proxy statement/prospectus to “Actavis” refer to Actavis plc, an Irish public limited company, all references to “Merger Sub” refer to Avocado Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of Actavis, and all references to “Allergan” refer to Allergan, Inc., a Delaware corporation; all references to the “Merger Agreement” refer to the Agreement and Plan of Merger, dated November 16, 2014, by and among Actavis, Merger Sub and Allergan (as it may be amended from time to time) a copy of which is included as Annex A to this joint proxy statement/prospectus. Unless otherwise indicated, all references to “dollars” or “$” in this joint proxy statement/prospectus are references to U.S. dollars. If you are in any doubt about this transaction you should consult an independent financial advisor who, if you are obtaining advice in Ireland, is authorized or exempted by the Investment Intermediaries Act 1995, or the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 (as amended).

Q:	WHAT ARE THE PROPOSED TRANSACTIONS ABOUT WHICH I AM BEING ASKED TO VOTE?

A: Actavis has agreed to acquire Allergan under the terms of the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will merge with and into Allergan (which merger is referred to in this joint proxy statement/prospectus as the “Merger”), with Allergan continuing as the surviving corporation (referred to in this joint proxy statement/prospectus as the “Surviving Corporation”). Following the Merger, Allergan will be an indirect wholly owned subsidiary of Actavis and the Allergan common stock will be delisted from the New York Stock Exchange (referred to in this joint proxy statement/prospectus as the “NYSE”), deregistered under the Securities Exchange Act of 1934, as amended (referred to in this joint proxy statement/prospectus as the “Exchange Act”) and cease to be publicly traded.

Actavis shareholders and Allergan stockholders are being asked to vote on distinct issues. Actavis shareholders are being asked to approve (i) the issuance of Actavis ordinary shares pursuant to the Merger Agreement and (ii) the adjournment of the Actavis EGM and any adjournments thereof. Allergan stockholders are being asked to (i) adopt the Merger Agreement, (ii) approve the adjournment of the Allergan special meeting to another date and place if necessary or appropriate to solicit additional votes in favor of adopting the Merger Agreement, and (iii) approve, on a non-binding, advisory basis, the compensation payments that will or may be paid by Allergan to its named executive officers that is based on or otherwise relates to the Merger.

The approval by the Actavis shareholders of the issuance of Actavis ordinary shares pursuant to the Merger Agreement and the adoption of the Merger Agreement by the Allergan stockholders are conditions to the completion of the Merger. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 153 of this joint proxy statement/prospectus.

Q:	WHY AM I RECEIVING THIS JOINT PROXY STATEMENT/PROSPECTUS?

A: Each of Actavis and Allergan is sending these materials to its respective shareholders or stockholders to help them decide how to vote their Actavis ordinary shares or Allergan common stock, as the case may be, with respect to matters to be considered at the Actavis EGM and the Allergan special meeting, respectively.

Completion of the Merger requires the approval of both the Actavis shareholders and the Allergan stockholders. To obtain the required shareholder and stockholder approvals, Actavis will hold the Actavis EGM at which Actavis will ask its shareholders to approve (i) the issuance of Actavis ordinary shares pursuant to the Merger Agreement and (ii) the adjournment of the Actavis EGM, and any adjournments thereof, and Allergan will hold a special meeting of stockholders at which Allergan will ask its stockholders to approve (i) the adoption of the Merger Agreement, (ii) the adjournment of the Allergan special meeting, and (iii) a non-binding, advisory proposal relating to the compensation payable to Allergan’s named executive officers that is based on or otherwise relates to the Merger. Further information about the Actavis EGM, the Allergan special meeting and the Merger is contained in this joint proxy statement/prospectus. The Merger is not conditioned on the approval of the adjournment of the Actavis EGM or the approval of the adjournment of the Allergan special meeting or the compensation payable to Allergan’s named executive officers that is based on or otherwise relates to the Merger.

This joint proxy statement/prospectus constitutes both a joint proxy statement of Actavis and Allergan and a prospectus of Actavis. It is a joint proxy statement because each of the boards of directors of Actavis and Allergan is soliciting proxies from its respective shareholders or stockholders using this joint proxy statement/prospectus. It is a prospectus because Actavis, in connection with the Merger Agreement, is offering its ordinary shares in partial exchange for the outstanding shares of Allergan common stock in the Merger.

The enclosed proxy materials allow you to grant a proxy or vote your shares by telephone or Internet without attending your respective company’s EGM or special meeting in person.

Your vote is very important. You are encouraged to submit your proxy or vote your shares by telephone or Internet as soon as possible, even if you do plan to attend the Actavis EGM or the Allergan special meeting in person.

For the avoidance of doubt, this joint proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act of 2005 of Ireland (referred to in this joint proxy statement/prospectus as the “2005 Act”), the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (as amended) or the Prospectus Rules issued under the 2005 Act, and the Central Bank of Ireland has not approved this joint proxy statement/prospectus.

Q:	WHAT WILL ALLERGAN STOCKHOLDERS RECEIVE IN THE MERGER?

A: As a result of the Merger, each issued and outstanding share of Allergan common stock, other than (i) any shares of Allergan common stock held in the treasury of Allergan or owned by Actavis, Merger Sub or by any of their respective wholly owned subsidiaries, which will each be cancelled and cease to exist, and no consideration will be delivered in exchange therefor (the shares described in (i) are referred to in this joint proxy statement/prospectus as “excluded shares”) and (ii) shares of Allergan common stock held by Allergan stockholders who have properly demanded appraisal and otherwise complied with applicable Delaware law and not effectively withdrawn any demand for, or lost the right to, appraisal under Delaware law, which will become entitled to the payment of the fair value of such shares determined in accordance with Delaware law as described under “Appraisal Rights” beginning on page 257 of this joint proxy statement/prospectus (the shares described in (ii) are referred to in this joint proxy statement/prospectus as “dissenting shares”), will be converted into the right to receive 0.3683 of an Actavis ordinary share (referred to in this joint proxy statement/prospectus as the “Stock Consideration Portion”) and $129.22 in cash, without interest (referred to in this joint proxy statement/prospectus as the “Cash Consideration Portion,” and the Stock Consideration Portion and the Cash Consideration Portion are collectively referred to in this joint proxy statement/prospectus as the “Merger Consideration”). It is anticipated that Actavis shareholders and Allergan stockholders, in each case as of immediately prior to the Merger, will hold approximately 72% and 28%, respectively, of the issued and outstanding Actavis ordinary shares immediately after completion of the Merger.

No holder of Allergan common stock will be issued fractional Actavis ordinary shares in the Merger. Each holder of Allergan common stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of an Actavis ordinary share will receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of an Actavis ordinary share (rounded to the nearest one thousandth when expressed in decimal form) multiplied by the volume weighted average price of Actavis ordinary shares for a 10 trading day period, starting with the opening of trading on the 11th trading day prior to the closing date to the closing of trading on the second to last trading day prior to the closing date, as reported by Bloomberg (referred to in this joint proxy statement/prospectus as the “Actavis VWAP”).

Q:	WHAT IS THE VALUE OF THE MERGER CONSIDERATION?

A: Because the Merger Consideration includes a fixed fraction of a share of Actavis ordinary shares, the exact value of the Merger Consideration that Allergan stockholders will receive as a result of the Merger will depend in part on the price per share of Actavis ordinary shares at the effective time of the Merger. This price will not be known at the time of the Actavis EGM or the Allergan special meeting and may be greater than, less than, or the same as the current price or the price at the time of the Actavis EGM or the Allergan special meeting. Based on the closing price per share of Actavis ordinary shares on the NYSE on November 14, 2014, the last full trading day before the public announcement of the signing of the Merger Agreement, the Merger Consideration represented $219.00 in value for each share of Allergan common stock. Based on the closing price per share of Actavis ordinary shares on January 22, 2015, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus, the Merger Consideration represented approximately $231.61 in value for each share of Allergan common stock. You should obtain current stock price quotations for Actavis ordinary shares and Allergan common stock before deciding how to vote with respect to the issuance of Actavis ordinary shares or the adoption of the Merger Agreement, as applicable; however, as noted above, the price of Actavis ordinary shares at the effective time of the Merger may be greater than, less than or the same as such stock price quotations.

Q:	WHAT WILL HOLDERS OF ALLERGAN EQUITY-BASED AWARDS RECEIVE IN THE MERGER?

A: Stock Options: At the effective time of the Merger, each outstanding option to purchase Allergan common stock (referred to in this joint proxy statement/prospectus as an “Allergan Stock Option”) held by an employee of Allergan and/or its subsidiaries who continues to be employed by Actavis or the Surviving Corporation or any subsidiary thereof (such employees of Allergan and/or its subsidiaries referred to in this joint proxy statement/prospectus as the “Continuing Employees”) will be converted into an option to purchase a number of Actavis ordinary shares determined by multiplying the number of shares of Allergan common stock subject to such Allergan Stock Option by the sum of (i) the Stock Consideration Portion and (ii) a fraction, the numerator of which is the Cash Consideration Portion and the denominator of which is the Actavis VWAP (the sum of (i) and (ii) is referred to in this joint proxy statement/prospectus as the “Stock Award Exchange Ratio”), and with a per share exercise price equal to (i) the per share exercise price of the Allergan Stock Option divided by (ii) the Stock Award Exchange Ratio. At the effective time of the Merger, each outstanding Allergan Stock Option held by an Allergan non-employee director or any employee of Allergan who is not a Continuing Employee will vest in full and be cancelled and converted into the right to receive an amount in cash per share equal to the sum of (i) the Stock Consideration Portion multiplied by the Actavis VWAP and (ii) the Cash Consideration Portion, minus the exercise price of such Allergan Stock Option, subject to applicable withholding taxes. Mr. David Pyott will not be considered a Continuing Employee under the terms of the Merger Agreement. In addition, while it is possible that certain other Allergan executive officers may continue to provide services to Actavis in various non-employee capacities following the effective time of the Merger, such executive officers may not be Continuing Employees under the terms of the Merger Agreement.

Restricted Stock: At the effective time of the Merger, each outstanding restricted share of Allergan common stock (referred to in this joint proxy statement/prospectus as an “Allergan Restricted Share”) held by a Continuing Employee will be converted into a number of restricted Actavis ordinary shares (referred to in this joint proxy statement/prospectus as “Actavis Restricted Shares”) determined by multiplying the number of shares of Allergan Restricted Shares by the Stock Award Exchange Ratio, and will remain subject to the same terms and conditions as applied to the Allergan Restricted Shares. At the effective time of the Merger, each outstanding Allergan Restricted Share that is held by an Allergan non-employee director or any employee of Allergan who is not a Continuing Employee will vest in full and the holder will be entitled to receive the Merger Consideration, subject to applicable withholding taxes.

Restricted Stock Units: At the effective time of the Merger, each outstanding Allergan restricted stock unit (referred to in this joint proxy statement/prospectus as an “Allergan RSU”) held by a Continuing Employee will be converted into a restricted stock unit award for Actavis ordinary shares (each referred to in this joint proxy statement/prospectus as an “Actavis RSU”) determined by multiplying the number of shares of Allergan common stock underlying the Allergan RSU by the Stock Award Exchange Ratio, and will remain subject to the same terms and conditions as applied to the Allergan RSU. Performance in respect of any Allergan RSUs that are subject to performance-based vesting will be deemed achieved based on target performance, provided that all converted Allergan RSUs subject to performance-based vesting will vest on the last day of the applicable performance period and will remain subject to the same terms and conditions as applied to the Allergan RSUs immediately prior to the effective time of the Merger. Further, Actavis will have the ability to adjust any dividend equivalent rights under any Allergan equity plan, in any award agreement or in any Allergan RSUs, to reflect the changes or adjustments contemplated to the corresponding Allergan RSUs by reason of the Merger Agreement or the Merger. At the effective time of the Merger, each outstanding Allergan RSU that is held by an Allergan non-employee director or any employee of Allergan who is not a Continuing Employee will vest in full and the holder will be entitled to receive the Merger Consideration, subject to applicable withholding taxes.

See “The Merger—Interests of Allergan’s Directors and Executive Officers in the Transactions” beginning on page 122 of this joint proxy statement/prospectus.

Q:	WHEN WILL THE MERGER BE COMPLETED?

A: The parties currently expect that the Merger will be completed late in the first quarter or early in the second quarter of 2015. Neither Actavis nor Allergan can predict, however, the actual date on which the Merger will be completed, or whether it will be completed, because the Merger is subject to factors beyond each company’s control, including whether or when the required regulatory approvals will be received. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 153 of this joint proxy statement/prospectus.

Q:	WHO IS ENTITLED TO VOTE?

A: Actavis: The board of directors of Actavis has fixed the close of business on January 22, 2015 as the record date of the Actavis EGM (referred to in this joint proxy statement/prospectus as the “Actavis record date”). If you were an Actavis shareholder of record as of the close of business on January 22, 2015, you are entitled to receive notice of and to vote at the Actavis EGM and any adjournments thereof.

Allergan: The board of directors of Allergan has fixed the close of business on January 22, 2015 as the record date of the Allergan special meeting (referred to in this joint proxy statement/prospectus as the “Allergan record date”). If you were an Allergan stockholder of record as of the close of business on January 22, 2015, you are entitled to receive notice of and to vote at the Allergan special meeting and any adjournments thereof.

Q:	WHAT ARE ACTAVIS SHAREHOLDERS BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A: Actavis shareholders are being asked to vote on the following proposals:

1.	to approve the issuance of Actavis ordinary shares pursuant to the Merger Agreement (referred to in this joint proxy statement/prospectus as the “Actavis Share Issuance Proposal”); and

2.	to approve the adjournment of the Actavis EGM, or any adjournments thereof, to another time and place if necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes at the time of the Actavis EGM to approve the Actavis Share Issuance Proposal (referred to in this joint proxy statement/prospectus as the “Actavis Adjournment Proposal” and the Actavis Share Issuance Proposal and the Actavis Adjournment Proposal collectively referred to in this joint proxy statement/prospectus as the “Actavis EGM Resolutions”). The Merger Agreement provides that Actavis may not postpone or adjourn the Actavis EGM to a date that is more than 30 days after the date on which the Actavis EGM was originally scheduled.

Under the NYSE rules, shareholder approval is required prior to the issuance of stock if the number of shares of stock to be issued in a transaction equals 20% or more of the number of shares of stock outstanding prior to the issuance. It is currently expected that the issuance of ordinary shares by Actavis pursuant to the Merger Agreement will result in the issuance of a number of ordinary shares equal to approximately 39% of the Actavis ordinary shares expected to be outstanding prior to the Merger. Accordingly, Actavis shareholders are being asked to consider and vote on the issuance of Actavis ordinary shares pursuant to the Merger Agreement. Actavis shareholder approval of the Actavis Share Issuance Proposal is required to complete the Merger under the terms of the Merger Agreement.

Under Irish law, Actavis shareholders are not required to approve the Merger or adopt the Merger Agreement. Accordingly, Actavis shareholders are not being asked to vote on the Merger or the adoption of the Merger Agreement.

No other matters are intended to be brought before the Actavis EGM by Actavis.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE ACTAVIS EXTRAORDINARY GENERAL MEETING?

A: The Actavis Share Issuance Proposal: The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Actavis Share Issuance Proposal at the Actavis EGM is required to approve the Actavis Share Issuance Proposal.

The Actavis Adjournment Proposal: The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Actavis Adjournment Proposal at the Actavis EGM is required to approve the Actavis Adjournment Proposal.

Because the vote required to approve each of the Actavis Share Issuance Proposal and the Actavis Adjournment Proposal is based on votes properly cast at the Actavis EGM, and because abstentions are not considered votes properly cast, abstentions, along with failures to vote, will have no effect on such proposals (except that failures to vote will not, but abstentions will, be counted towards determining whether a quorum is present).

Q:	HOW DOES THE ACTAVIS BOARD OF DIRECTORS RECOMMEND ACTAVIS SHAREHOLDERS VOTE?

A: The Actavis board of directors has unanimously approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are in the best interests of Actavis and its shareholders. The Actavis board of directors unanimously recommends that the Actavis shareholders vote their Actavis ordinary shares:

1.	“FOR” the Actavis Share Issuance Proposal; and

2.	“FOR” the Actavis Adjournment Proposal.

Q:	ARE THERE ANY RISKS ABOUT THE MERGER OR ALLERGAN’S BUSINESS THAT ACTAVIS SHAREHOLDERS SHOULD CONSIDER IN DECIDING WHETHER TO VOTE ON THE PROPOSALS?

A: Yes. Before making any decision on whether and how to vote, Actavis shareholders are urged to read carefully and in its entirety “Risk Factors” beginning on page 34 of this joint proxy statement/prospectus. Actavis shareholders should also read and carefully consider the risk factors of Actavis and Allergan and the other risk factors that are incorporated by reference into this joint proxy statement/prospectus.

Q:	WHAT ARE ALLERGAN STOCKHOLDERS BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A: Allergan stockholders are being asked to vote on the following proposals:

1.	to adopt the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus (referred to in this joint proxy statement/prospectus as the “Merger Proposal”);

2.	to approve the adjournment of the meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the Merger Proposal (referred to in this joint proxy statement/prospectus as the “Allergan Adjournment Proposal”); and

3.	to approve, on a non-binding, advisory basis, the compensation to be paid to Allergan’s named executive officers that is based on or otherwise relates to the Merger, discussed under the section entitled “The Merger—Interests of Allergan’s Directors and Executive Officers in the Transactions—Quantification of Payments and Benefits to Allergan’s Named Executive Officers” beginning on page 126 of this joint proxy statement/prospectus (referred to in this joint proxy statement/prospectus as the “Merger-Related Named Executive Officer Compensation Proposal”).

Allergan stockholder approval of the Merger Proposal is required for completion of the Merger. Allergan stockholder approval of the Allergan Adjournment Proposal and the Merger-Related Named Executive Officer Compensation Proposal is not required for completion of the Merger. No other matters are intended to be brought before the Allergan special meeting by Allergan.

The Merger Agreement provides that Allergan may not postpone or adjourn the Allergan special meeting to a date that is more than 30 days after the date on which the Allergan special meeting was originally scheduled.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE ALLERGAN SPECIAL MEETING?

A: The Merger Proposal: The affirmative vote of a majority of the outstanding shares of Allergan common stock entitled to vote on the proposal at the Allergan special meeting is required to approve the Merger Proposal. If you are an Allergan stockholder and you abstain from voting or fail to vote, or fail to instruct your broker, bank or other nominee how to vote on the Merger Proposal, it will have the same effect as a vote cast against the Merger Proposal.

The Allergan Adjournment Proposal: The affirmative vote of at least a majority of the shares of Allergan common stock entitled to vote on the proposal present in person or by proxy at the Allergan special meeting is required to approve the Allergan Adjournment Proposal. For the Allergan Adjournment Proposal, an abstention will have the same effect as a vote cast against this proposal. If an Allergan stockholder fails to vote and is not present in person or by proxy at the Allergan special meeting, it will have no effect on the vote count for the Allergan Adjournment Proposal (except that it will not be counted towards determining whether a quorum is present).

The Merger-Related Named Executive Officer Compensation Proposal: The affirmative vote of a majority of the shares of Allergan common stock entitled to vote on the proposal present in person or by proxy at the Allergan special meeting is required to approve the Merger-Related Named Executive Officer Compensation Proposal. The stockholders’ vote regarding the Merger-Related Named Executive Officer Compensation Proposal is an advisory vote, and therefore is not binding on Allergan or the Allergan board of directors or the compensation committee of the Allergan board of directors. Since compensation and benefits to be paid or provided in connection with the Merger are based on contractual arrangements with the named executive officers, the outcome of this advisory vote will not affect the obligation to make these payments and these payments may still be made even if the Allergan stockholders do not approve, by advisory (non-binding) vote, the Merger-Related Named Executive Officer Compensation Proposal. For the Merger-Related Named Executive Officer Compensation Proposal, an abstention will have the same effect as a vote against the proposal. If an Allergan stockholder fails to vote and is not present in person or by proxy at the Allergan special meeting, it will have no effect on the vote count for the Merger-Related Named Executive Officer Compensation Proposal (except that it will not be counted towards determining whether a quorum is present).

Q:	HOW DOES THE ALLERGAN BOARD OF DIRECTORS RECOMMEND ALLERGAN STOCKHOLDERS VOTE?

A: The Allergan board of directors has unanimously approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair and reasonable and in the best interests of Allergan and its stockholders. The Allergan board of directors unanimously recommends that Allergan stockholders vote their shares of Allergan common stock:

1. “FOR” the Merger Proposal;

2. “FOR” the Allergan Adjournment Proposal; and

3. “FOR” the Merger-Related Named Executive Officer Compensation Proposal.

Q:	ARE THERE ANY RISKS ABOUT THE MERGER OR ACTAVIS’ BUSINESS THAT ALLERGAN STOCKHOLDERS SHOULD CONSIDER IN DECIDING WHETHER TO VOTE ON THE PROPOSALS?

A: Yes. Before making any decision on whether and how to vote, Allergan stockholders are urged to read carefully and in its entirety “Risk Factors” beginning on page 34 of this joint proxy statement/prospectus. Allergan stockholders should also read and carefully consider the risk factors of Actavis and Allergan and the other risk factors that are incorporated by reference into this joint proxy statement/prospectus.

Q:	DO ANY OF ALLERGAN’S DIRECTORS OR EXECUTIVE OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM THOSE OF ALLERGAN STOCKHOLDERS?

A: Yes. Allergan’s directors and executive officers have interests in the Merger that are different from, or in addition to, their interests as Allergan stockholders. See “The Merger—Interests of Allergan’s Directors and Executive Officers in the Transactions” beginning on page 122 of this joint proxy statement/prospectus. The members of Allergan’s board of directors were aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Merger, and in recommending that Allergan stockholders adopt the Merger Agreement.

Q:	WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy or voting instruction card for your shares as soon as possible so that your shares will be represented at your respective company’s meeting of shareholders or stockholders. Please follow the instructions set forth on the proxy card or on the voting instruction card provided by the record holder if your shares are held in “street name” through your broker, bank or other nominee.

Q:	HOW DO I VOTE?

A: If you are a shareholder of record as of the Actavis record date, or a stockholder of record of Allergan as of the Allergan record date, you may submit your proxy before your respective company’s extraordinary general meeting or special meeting in one of the following ways:

1. visit the website shown on your proxy card to submit your proxy via the Internet;

2. call the toll-free number for telephone proxy submission shown on your proxy card; or

3. complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at your respective company’s extraordinary general meeting or special meeting.

If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders or stockholders who wish to vote in person at the meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	HOW MANY VOTES DO I HAVE?

A: Actavis: You are entitled to one vote for each Actavis ordinary share that you owned as of the close of business on the Actavis record date. As of the close of business on the Actavis record date, 266,142,831 Actavis ordinary shares were outstanding and entitled to vote at the Actavis EGM.

Allergan: You are entitled to one vote for each share of Allergan common stock that you owned as of the close of business on the Allergan record date. As of the close of business on the Allergan record date, 299,776,882 shares of Allergan common stock were outstanding and entitled to vote at the Allergan special meeting.

Q:	WHAT IF I SELL MY ACTAVIS ORDINARY SHARES BEFORE THE ACTAVIS EXTRAORDINARY GENERAL MEETING OR MY SHARES OF ALLERGAN COMMON STOCK BEFORE THE ALLERGAN SPECIAL MEETING?

A: Actavis: If you transfer your Actavis ordinary shares after the Actavis record date but before the Actavis EGM, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the Actavis EGM.

Allergan: If you transfer your shares of Allergan common stock after the Allergan record date but before the Allergan special meeting, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the Allergan special meeting, but will have transferred the right to receive the Merger Consideration. In order to receive the Merger Consideration, you must hold your shares through the effective time of the Merger.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. To the extent certain Allergan stockholders have certificated shares, such Allergan stockholders should keep their existing stock certificates at this time. After the Merger is completed, Allergan stockholders will receive a letter of transmittal and written instructions for exchanging their stock certificates for Actavis ordinary shares and the cash portion of the Merger Consideration.

Q:	WHEN AND WHERE ARE THE ACTAVIS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS AND THE ALLERGAN SPECIAL MEETING OF STOCKHOLDERS?

A: Actavis: The Actavis EGM will be held at 1 Grand Canal Square, Docklands, Dublin 2, Ireland, at 8:30 a.m., (local time), on March 10, 2015.

Allergan: The special meeting of Allergan stockholders will be held at 2525 Dupont Drive, Irvine, California 92612, at 10:00 a.m. (local time), on March 10, 2015.

Q: WHAT CONSTITUTES A QUORUM?

A: Actavis: The presence of two or more persons holding or representing by proxy (whether or not such holder actually exercises his voting rights in whole, in part or at all) more than 50% of the total issued voting rights of Actavis’ shares. Abstentions will be counted as present for purposes of determining whether there is a quorum.

Allergan: The presence, in person or by proxy, of the holders of a majority in voting interest of the outstanding Allergan stock entitled to vote will constitute a quorum for the meeting. Abstentions are considered present for purposes of determining a quorum.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A: If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Actavis or Allergan or by voting in person at your respective company’s special meeting unless you obtain a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Actavis EGM and the Allergan special meeting will be “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares how to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are an Actavis shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

1. your broker, bank or other nominee may not vote your shares on the Actavis Share Issuance Proposal, which broker non-votes will have no effect on the vote count for this proposal (and your shares will not count toward determining whether a quorum is present); and

2. your broker, bank or other nominee may not vote your shares on the Actavis Adjournment Proposal, which broker non-votes will have no effect on the vote count for this proposal (and your shares will not count toward determining whether a quorum is present).

If you are a Allergan stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

1. your broker, bank or other nominee may not vote your shares on the Merger Proposal, which broker non-votes will have the same effect as a vote “AGAINST” such proposal;

2. your broker, bank or other nominee may not vote your shares on the Allergan Adjournment Proposal, which broker non-votes will have no effect on the vote count for this proposal (and your shares will not count toward determining whether a quorum is present); and

3. your broker, bank or other nominee may not vote your shares on the Merger-Related Named Executive Officer Compensation Proposal, which broker non-votes will have no effect on the vote count for this proposal (and your shares will not count toward determining whether a quorum is present).

Q:	HOW DO I VOTE SHARES HELD OR ACQUIRED THROUGH AN EMPLOYEE PROGRAM?

A: Actavis: If you are an Actavis shareholder of record, the shares listed on your proxy card will include the following shares, if applicable:

•	shares held in the Actavis, Inc. 401(k) Plan; and

•	shares held in the Forest Tosara Share Participation Scheme.

Please see the Q&A above entitled “How do I vote?” for further information on how to vote such shares.

If your shares are held through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares.

Allergan: If you are an Allergan stockholder of record, the shares listed on your proxy card will include the following shares, if applicable:

•	shares held in the Allergan, Inc. Savings and Investment Plan;

•	shares held in the Allergan, Inc. Employee Stock Ownership Plan;

•	shares held in the Allergan Irish Share Participation Scheme;

•	shares held in the Allergan, Inc. Dividend Reinvestment Plan;

•	shares held in the Allergan, Inc. Savings Plan Canada; and

•	shares held in the Allergan, Inc. Deferred Directors’ Fee Program.

Please see the Q&A above entitled “How do I vote?” for further information on how to vote such shares.

If your shares are held through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares.

Q:	WHAT IF I DO NOT VOTE?

A: If you are an Actavis shareholder and you fail to vote, fail to submit a proxy or fail to properly instruct your broker, bank or other nominee how to vote on the Actavis Share Issuance Proposal or the Actavis Adjournment Proposal, this will have no effect on the vote count for such proposal (and will not count towards determining whether a quorum is present).

An abstention occurs when a shareholder or stockholder attends the applicable meeting in person and does not vote or returns a proxy or voting instruction card with an “abstain” vote. If you respond with an “abstain” vote on the Actavis Share Issuance Proposal or the Actavis Adjournment Proposal, your proxy will have no effect on the vote count for either proposal, but will count towards determining whether a quorum is present.

If you are an Allergan stockholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your broker, bank or other nominee how to vote on the Merger Proposal or you respond with an “abstain” vote on the Merger Proposal, this will have the same effect as a vote cast against the Merger Proposal.

If you are an Allergan stockholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your broker, bank or other nominee how to vote on the Allergan Adjournment Proposal or Merger-Related Named Executive Officer Compensation Proposal, this will have no effect on the vote count for such proposal (and will not count towards determining whether a quorum is present). If you respond with an “abstain” vote on the Allergan Adjournment Proposal or Merger-Related Named Executive Officer Compensation Proposal, your proxy will count as a vote against such proposal, but will count towards determining whether a quorum is present.

Please note, however, if you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal (and you do not change your vote after delivering your proxy or voting instruction card), the Actavis ordinary shares represented by your proxy will be voted for each Actavis proposal in accordance with the recommendation of the Actavis board of directors or the shares of Allergan common stock represented by your proxy will be voted for each Allergan proposal in accordance with the recommendation of the Allergan board of directors.

Please see the Q&A below entitled “May I change my vote after I have delivered my proxy or voting instruction card?” for further information on how to change your vote.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A: Actavis: Yes. As an Actavis shareholder you may change your vote or revoke a proxy at any time before your proxy is voted at the Actavis EGM. If you are an Actavis shareholder of record, you can do this by:

•	timely delivering written notice that you have revoked your proxy to the company secretary of Actavis at the following address:

Actavis plc

1 Grand Canal Square, Docklands

Dublin 2, Ireland

Attention: Company Secretary

•	timely submitting your voting instructions again by telephone or over the Internet;

•	signing and returning by mail a proxy card with a later date so that it is received prior to the Actavis EGM; or

•	attending the Actavis EGM and voting by ballot in person.

Attending the Actavis EGM will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail.

If you are an Actavis shareholder whose shares are held in “street name” by a broker, bank or other nominee, you may revoke your proxy and vote your shares in person at the Actavis EGM only in accordance with applicable rules and procedures as employed by such broker, bank or other nominee. If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your voting instructions.

If you hold shares indirectly in the Actavis benefit plans, you should contact the trustee of your plan, as applicable, to change your vote of the shares allocated to your benefit plan.

Allergan: As an Allergan stockholder you may change your vote or revoke a proxy at any time before your proxy is voted at the Allergan special meeting. If you are an Allergan stockholder of record, you can do this by:

•	delivering a written notice of revocation to Allergan’s Secretary at or before the Allergan special meeting at the following address:

Allergan, Inc.

P.O. Box 19534

Irvine, California 92623

Attention: Secretary

•	presenting to Allergan’s Secretary, at or before the Allergan special meeting, a later dated proxy executed by the person who executed the prior proxy;

•	submitting another proxy by telephone or via the Internet (your latest telephone or Internet voting instructions will be followed); or

•	attending the Allergan special meeting and voting in person.

If you are an Allergan shareholder whose shares are held in “street name” by a broker, bank or other nominee, you may revoke your proxy and vote your shares in person at the Allergan special meeting only in accordance with applicable rules and procedures as employed by such broker, bank or other nominee. If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

If you hold shares indirectly in the Allergan benefits plans, you should contact the trustee of your plan, as applicable, to change your vote of the shares allocated to your benefit plan.

Attending the Actavis EGM or the Allergan special meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail. If you wish to change your vote at the Actavis EGM or Allergan special meeting, you must vote by ballot at such meeting to change your vote.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A: Actavis shareholders and Allergan stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold Actavis ordinary shares or Allergan common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Actavis ordinary shares or Allergan common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Actavis ordinary shares and Allergan common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every Actavis ordinary share and/or Allergan common stock that you own.

Q:	WHERE CAN I FIND THE VOTING RESULTS OF THE ACTAVIS EGM AND THE ALLERGAN SPECIAL MEETING?

A: Preliminary voting results will be announced at the Actavis EGM and the Allergan special meeting, and will be set forth in press releases that Actavis and Allergan intend to issue after the Actavis EGM and the Allergan special meeting, respectively. The respective press releases will be available on the Actavis website at www.actavis.com and the Allergan website at www.allergan.com. Final voting results for the Actavis EGM and Allergan special meeting are expected to be published in a Current Report on Form 8-K to be filed by Actavis and Allergan with the SEC within four business days after the Actavis EGM and the Allergan special meeting, as applicable. A copy of these Current Reports on Form 8-K will be available after filing with the SEC on the Actavis and Allergan websites, respectively.

Q:	ARE ALLERGAN STOCKHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A: Yes. Allergan stockholders are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (referred to in this joint proxy statement/prospectus as the “DGCL”), provided they do not vote in favor of the Merger Proposal and otherwise satisfy the conditions set forth in Section 262 of the DGCL. More information regarding these appraisal rights is provided in this joint proxy statement/prospectus, and the provisions of Section 262 of the DGCL that grant appraisal rights and govern such procedures are attached as Annex E to this joint proxy statement/prospectus. You should read these provisions carefully and in their entirety. See “Appraisal Rights” beginning on page 257 of this joint proxy statement/prospectus.

Q:	ARE ACTAVIS SHAREHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A: No. Actavis shareholders are not entitled to appraisal rights under Irish law in connection with the Merger.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO ALLERGAN STOCKHOLDERS?

A: For U.S. federal income tax purposes, the exchange of Allergan common stock for Actavis ordinary shares and cash pursuant to the Merger will be treated as a taxable transaction. Allergan stockholders that are U.S. holders will generally recognize gain or loss equal to the difference, if any, between (i) the sum of (1) the fair market value of the Actavis ordinary shares received by such holder in the Merger, and (2) the amount of cash received by such holder in the Merger, including any cash received in lieu of fractional shares of Actavis ordinary shares, and (ii) the stockholder’s tax basis in Allergan common stock surrendered. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period of the Allergan common stock surrendered exceeds one year at the effective time of the Merger.

Allergan stockholders should consult their tax advisors as to the particular tax consequences to them of the transactions, including the effect of U.S. federal, state and local tax laws and foreign tax laws. For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, see “Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations” beginning on page 159 of this joint proxy statement/prospectus.

Q:	WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?

A: If the Merger is not completed, Allergan stockholders will not receive any consideration for their shares of Allergan common stock. Instead, Allergan will remain an independent public company and its common stock will continue to be listed and traded on the NYSE. Under specified circumstances, Allergan or Actavis may be required to pay to, or be entitled to receive from, the other party a fee or reimbursement of expenses with respect to the termination of the Merger Agreement, as described under “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement” beginning on page 155 of this joint proxy statement/prospectus.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A: If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

Actavis shareholders should contact MacKenzie Partners Inc., the proxy solicitation agent for Actavis, at 105 Madison Avenue, New York, New York 10016. Actavis shareholders may call MacKenzie Partners Inc. collect at (212) 929-5500 or toll-free at (800) 322-2885.

Allergan stockholders should contact Innisfree M&A Incorporated, the proxy solicitation agent for Allergan, at 501 Madison Avenue, 20th Floor, New York, New York 10022. Allergan stockholders may call Innisfree M&A Incorporated collect at (212) 750-5833 or toll-free at (877) 800-5187.

Q:	WHERE CAN I FIND MORE INFORMATION ABOUT ACTAVIS AND ALLERGAN?

A: You can find more information about Actavis and Allergan from the various sources described under “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus.

SUMMARY

This summary highlights selected information included in this joint proxy statement/prospectus. You should read carefully this entire joint proxy statement/prospectus and its Annexes and the other documents referred to in this joint proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information about Actavis and Allergan is also contained in the Annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. For a description of, and instructions as to how to obtain, this information, see “Where You Can Find More Information” on page 262 of this joint proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Merger (page 68)

The terms and conditions of the Merger are contained in the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A. You should read the Merger Agreement carefully, as it is the legal document that governs the Merger.

Pursuant to the Merger Agreement, Merger Sub will merge with and into Allergan, with Allergan continuing as the Surviving Corporation. Following the Merger, Allergan will be an indirect wholly owned subsidiary of Actavis and the Allergan common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

Consideration to Allergan Stockholders (page 134)

As a result of the Merger, each issued and outstanding share of Allergan common stock, other than excluded shares and dissenting shares, will be converted into the right to receive the Merger Consideration, which consists of 0.3683 of an Actavis ordinary share and $129.22 in cash, without interest.

It is anticipated that, immediately after completion of the Merger, Actavis shareholders and Allergan stockholders, in each case as of immediately prior to the Merger, will hold approximately 72% and 28%, respectively, of the issued and outstanding Actavis ordinary shares. It is currently estimated that, if the Merger is completed, Actavis will issue or reserve for issuance approximately 128 million Actavis ordinary shares to pay the aggregate Stock Consideration Portion and assume Allergan equity-based awards at the closing of the Merger and that the aggregate Cash Consideration Portion will be approximately $39 billion.

No holder of Allergan common stock will be issued fractional Actavis ordinary shares in the Merger. Each holder of Allergan common stock who would otherwise have been entitled to receive a fraction of an Actavis ordinary share will receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of an Actavis ordinary share (rounded to the nearest one thousandth when expressed in decimal form) multiplied by the volume weighted average price of Actavis ordinary shares for a 10 trading day period, starting with the opening of trading on the 11th trading day prior to the closing date to the closing of trading on the second to last trading day prior to the closing date, as reported by Bloomberg. For a more complete description of the consideration payable to the Allergan stockholders, see “The Merger Agreement—Consideration to Allergan Stockholders” beginning on page 134 of this joint proxy statement/prospectus.

Treatment of Allergan Stock Options and Other Allergan Equity-Based Awards (page 136)

Options Held by Continuing Employees. As of the effective time of the Merger, each Allergan Stock Option granted under any Allergan equity plan held by any Continuing Employee that is outstanding and unexercised immediately prior to the effective time of the Merger, whether or not then vested or exercisable, will be assumed by Actavis and will be converted into an Actavis Stock Option. Each such Actavis Stock Option as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Allergan Stock Option immediately prior to the effective time of the Merger (but taking into account any changes thereto provided for in the applicable Allergan equity plan, in any award agreement or in the Allergan Stock Option by reason of the Merger Agreement or the Merger). As of the effective time of the Merger, each such Actavis Stock Option as so assumed and converted will be for that whole number of Actavis ordinary shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Allergan common stock subject to such Allergan Stock Option multiplied by (ii) the Stock Award Exchange Ratio, at an exercise price per Actavis ordinary share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Allergan common stock of such Allergan Stock Option by (y) the Stock Award Exchange Ratio.

Restricted Stock Held by Continuing Employees. As of the effective time of the Merger, each Allergan Restricted Share granted under any Allergan equity plan held by a Continuing Employee that is not then vested will be assumed by Actavis and will be converted into an Actavis Restricted Share. Each Actavis Restricted Share as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Allergan Restricted Shares immediately prior to the effective time of the Merger (but taking into account any changes thereto provided for in the applicable Allergan equity plan, in any award agreement or in the Allergan Restricted Share by reason of the Merger Agreement or the Merger). As of the effective time of the Merger, the number of Actavis Restricted Shares as so assumed and converted will be equal to the product of (i) the applicable number of Allergan Restricted Shares multiplied by (ii) the Stock Award Exchange Ratio. Such number of Actavis Restricted Shares will be rounded up to the nearest whole share if half a share or more or down to the nearest whole share if less than half a share.

Restricted Stock Units Held by Continuing Employees. As of the effective time of the Merger, each outstanding Allergan RSU issued under any Allergan equity plan held by a Continuing Employee that is not then vested will be assumed by Actavis and will be converted into an Actavis RSU with associated rights to the issuance of additional Actavis ordinary shares. Each Actavis RSU as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Allergan RSUs immediately prior to the effective time of the Merger (but taking into account any changes thereto provided for in the applicable Allergan equity plan, in any award agreement or in the Allergan RSU by reason of the Merger Agreement or the Merger). To the extent any such Allergan RSUs held by Continuing Employees are subject to performance vesting, the applicable Actavis RSUs corresponding to such Allergan RSUs will be earned at the effective time of the Merger based on target performance, and will otherwise vest on the last day of the original applicable performance period for such Allergan RSUs, subject to continued employment through the last day of the original applicable performance period. In addition, such Actavis RSUs may be subject to accelerated vesting upon certain terminations of employment as prescribed by the terms in effect for such Allergan RSUs immediately prior to the effective time of the Merger. Furthermore, Actavis will have the ability to adjust any dividend equivalent rights under any Allergan equity plan, in any award agreement or in any Allergan RSUs, to reflect the changes or adjustments contemplated to the corresponding Allergan RSUs by reason of the Merger Agreement or the Merger. As of the effective time of the Merger, the number of Actavis ordinary shares underlying each such Actavis RSU as so assumed and converted will be equal to the product of (i) the number of shares of Allergan common stock underlying the applicable Allergan RSUs multiplied by (ii) the Stock Award Exchange Ratio. Such number of Actavis ordinary shares underlying the Actavis RSUs will be rounded up to the nearest whole share if half a share or more or down to the nearest whole share if less than half a share.

Equity Awards Held by Allergan Non-Employee Directors and Non-Continuing Employees. The vesting of any outstanding unvested Allergan equity awards held by any Allergan non-employee director or any employee of Allergan who is not a Continuing Employee will accelerate in full at the effective time of the Merger. Each such accelerated Allergan Stock Option will be cancelled at the effective time of the Merger and converted into the right to receive an amount in cash equal to the product of (i) the number of shares of Allergan common stock subject to such Allergan Stock Option multiplied by (ii) the excess, if any, of (A) the Stock Consideration Portion multiplied by the Actavis VWAP plus the Cash Consideration Portion less (B) the exercise price of such Allergan Stock Option. Such cash amount will be rounded up to the nearest whole cent if half a cent or more or down to the nearest whole cent if less than half a cent. Holders of such accelerated Allergan RSUs and Allergan Restricted Shares will be entitled to receive the Merger Consideration in respect of the shares of Allergan common stock underlying the Allergan RSUs and the Allergan Restricted Shares, subject to applicable withholding taxes.

For a more complete description of the treatment of Allergan’s stock options and other Allergan equity based awards, see “The Merger Agreement—Treatment of Allergan Stock Options and Other Allergan Equity-Based Awards” beginning on page 136 of this joint proxy statement/prospectus.

Comparative Per Share Market Price Information (page 198)

Actavis ordinary shares are listed on the NYSE under the symbol “ACT.” Allergan common stock is listed on the NYSE under the symbol “AGN.” The following table shows the closing prices of Actavis ordinary shares and Allergan common stock as reported on the NYSE on November 14, 2014, the last full trading day before the public announcement of the signing of the Merger Agreement, and on January 22, 2015, the last practicable full trading day before the date of this joint proxy statement/prospectus. This table also shows the equivalent value of the consideration per share of Allergan common stock, which was calculated by adding (i) the Cash Consideration Portion to be paid to Allergan stockholders, or $129.22, and (ii) the closing price of Actavis ordinary shares as of the specified date multiplied by the exchange ratio of 0.3683.

	Actavis Ordinary Shares	Allergan Common Stock	Equivalent Value of Merger Consideration per Allergan share
November 14, 2014	$243.77	$198.65	$219.00
January 22, 2015	$278.01	$222.79	$231.61

Recommendation of the Actavis Board of Directors and Actavis’ Reasons for the Merger (page 78)

After careful consideration, the Actavis board of directors unanimously recommends that Actavis shareholders vote “FOR” the Actavis Share Issuance Proposal and “FOR” the Actavis Adjournment Proposal.

In reaching its decision, the Actavis board of directors considered a number of factors as generally supporting its decision to enter into the Merger Agreement, including, among others, the potential to create a top 10 global pharmaceutical company with a diverse product portfolio and geographically balanced business, the expectation that the combined company would have a broad range of strong franchises and a stronger foundation to market complementary products, the potential strategic opportunities in combining the businesses, expected synergies, an enhanced credit profile, expected accretion to non-GAAP earnings, the potential for substantial R&D investments by the combined company, the opinion of Actavis’ financial advisor as to the fairness, from a financial point of view, to Actavis of the Merger Consideration to be paid by Actavis pursuant to the Merger Agreement, and the overall terms of the Merger Agreement. The Actavis board of directors also considered a variety of risks and other potentially negative factors concerning the Merger, including, among others, the risk that the Merger might not be completed in a timely manner, risks related to Allergan’s business, risks related to regulatory approvals necessary to complete the Merger, risks related to the financing for the Merger, risks related to certain terms of the Merger Agreement (including restrictions on the conduct of Actavis’ business prior to the completion of the Merger and the requirement that Actavis pay Allergan a termination fee in certain circumstances), risks related to the diversion of management and resources from other strategic opportunities and challenges and potential difficulties relating to integrating the operations of Actavis and Allergan. For a more complete description of Actavis’ reasons for the Merger and the recommendations of the Actavis board of directors, see “The Merger—Recommendation of the Actavis Board of Directors and Actavis’ Reasons for the Merger” beginning on page 78 of this joint proxy statement/prospectus.

Recommendation of the Allergan Board of Directors and Allergan’s Reasons for the Merger (page 83)

After careful consideration, the Allergan board of directors unanimously recommends that Allergan stockholders vote “FOR” the Merger Proposal, “FOR” the Allergan Adjournment Proposal and “FOR” the Merger-Related Named Executive Officer Compensation Proposal.

In reaching its decision, the Allergan board of directors considered a number of factors as generally supporting its decision to enter into the Merger Agreement, including, among other things, that the Merger Consideration would be payable in a mix of cash and highly liquid stock and, based on the closing price of Actavis ordinary shares as of November 14, 2014, the last full trading day before the public announcement of the signing of the Merger Agreement, would represent a premium of approximately 54.2% to Allergan’s stock price at the closing of trading on April 21, 2014, the day prior to the public announcement of the initial unsolicited proposal by Valeant Pharmaceuticals International, Inc. (referred to in this joint proxy statement/prospectus as “Valeant”) to acquire Allergan, a premium of approximately 76.1% to Allergan’s stock price at the closing of trading on March 24, 2014, four weeks prior to Valeant’s public announcement, a premium of approximately 10.2% to Allergan’s stock price at the closing of trading on November 14, 2014 and a premium of approximately 19.4% to the value of the offer price Allergan stockholders would receive in Valeant’s exchange offer, based on the closing price of Valeant common shares as of November 14, 2014, the last full trading day before the public announcement of the signing of the Merger Agreement, and the potential to create one of the top 10 global pharmaceutical companies by sales revenue, with combined annual pro forma revenues of more than $23 billion anticipated in 2015. The Allergan board of directors also considered a variety of risks and other potentially negative factors concerning the Merger, including, among others, the risk that the Merger might not be completed in a timely manner, risks related to Actavis’ business, risks related to regulatory approvals necessary to complete the Merger, risks related to certain terms of the Merger Agreement (including restrictions on the conduct of Allergan’s business prior to the completion of the Merger and the requirement that Allergan pay Actavis a termination fee in certain circumstances), risks related to the diversion of management and resources from other strategic opportunities and challenges and difficulties relating to integrating the operations of Actavis and Allergan. For a more complete description of Allergan’s reasons for the Merger and the recommendation of the Allergan board of directors, see “The Merger—Recommendation of the Allergan Board of Directors and Allergan’s Reasons for the Merger” beginning on page 83 of this joint proxy statement/prospectus.

Opinion of Actavis’ Financial Advisor (page 87)

In connection with the Merger, J.P. Morgan Securities LLC (referred to in this joint proxy statement/prospectus as “J.P. Morgan”), Actavis’ financial advisor, delivered to the Actavis board of directors on November 15, 2014, its oral opinion, which was confirmed by delivery of a written opinion, dated November 15, 2014, as to the fairness, from a financial point of view and as of the date of such opinion and based upon and subject to the factors, assumptions, limitations and qualifications set forth in such opinion, to Actavis of the Merger Consideration to be paid by Actavis pursuant to the Merger Agreement. The full text of J.P. Morgan’s written opinion, dated November 15, 2014, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The shareholders of Actavis are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Actavis board of directors, is directed only to the Merger Consideration to be paid by Actavis in the Merger and does not constitute a recommendation to any shareholder of Actavis as to how such shareholder should vote or act with respect to the Merger or any other matter. For services rendered in connection with the Merger (including the delivery of its opinion), Actavis agreed to pay J.P. Morgan $5 million upon delivery of its opinion and agreed to pay J.P. Morgan an additional fee of $60 million at the effective time of the Merger. In the event the Merger is not consummated and Actavis receives any payment in connection with the termination or abandonment of the proposed Merger, or the failure of the proposed Merger to occur, Actavis will pay J.P. Morgan a fee equal to 5% of any such payment (less any of the above fees already paid by Actavis and net of Actavis’ actual expenses), but in no event will the payment to J.P. Morgan exceed the fee that would have been paid to J.P. Morgan if the transaction had been consummated.

For a description of the opinion that the Actavis board of directors received from J.P. Morgan, see “The Merger—Opinion of Actavis’ Financial Advisor” beginning on page 87 of this joint proxy statement/prospectus.

Opinions of Allergan’s Financial Advisors (page 95)

BofA Merrill Lynch

On November 16, 2014, Merrill Lynch, Pierce, Fenner & Smith Incorporated (referred to in this joint proxy statement/prospectus as “BofA Merrill Lynch”), a financial advisor to Allergan, rendered to the board of directors of Allergan an oral opinion, which was confirmed by delivery of a written opinion, dated November 16, 2014, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its written opinion, the Merger Consideration to be received by holders of Allergan common stock in the Merger was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to Allergan’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. BofA Merrill Lynch delivered its opinion to Allergan’s board of directors for the benefit and use of Allergan’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the Merger. BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Allergan or in which Allergan might engage or as to the underlying business decision of Allergan to proceed with or effect the Merger. BofA Merrill Lynch’s opinion did not address any terms or other aspects of the Merger (other than the Merger Consideration to the extent expressly specified in its opinion) and does not constitute an opinion or recommendation to any stockholders as to how to vote or act in connection with the Merger or any related matter. Allergan has agreed to pay BofA Merrill Lynch for its services in connection with the Merger a transaction fee based on the value of the aggregate consideration to be paid (including the debt of Allergan to be assumed) in the Merger (to be reduced by $18 million of quarterly fees previously paid to BofA Merrill Lynch in connection with Valeant’s efforts to acquire Allergan and the Valeant exchange offer (as defined below)). Based on the closing price of Actavis ordinary shares on November 16, 2014, BofA Merrill Lynch would be entitled to receive a transaction fee of approximately $56.1 million (after giving effect to the $18 million of fees referred to above). The remainder of the fee payable to BofA Merrill Lynch is contingent upon the completion of the Merger.

For a description of the opinion that the Allergan board of directors received from BofA Merrill Lynch, see “The Merger—Opinions of Allergan’s Financial Advisors—BofA Merrill Lynch” beginning on page 95 of this joint proxy statement/prospectus.

Goldman, Sachs & Co.

On November 16, 2014, Goldman, Sachs & Co. (referred to in this joint proxy statement/prospectus as “Goldman Sachs”), a financial advisor to Allergan, rendered its oral opinion, subsequently confirmed in writing, to the Allergan board of directors that, as of November 16, 2014, and based upon and subject to the factors and assumptions set forth therein, the aggregate of $129.22 in cash, without interest, and 0.3683 of an Actavis ordinary share to be paid by Actavis in respect of each share of Allergan common stock (other than the excluded shares and other than Allergan shares with respect to which appraisal rights are properly demanded and not withdrawn) pursuant to the Merger Agreement was fair from a financial point of view to the holders (other than Actavis and its affiliates) of shares of Allergan common stock.

The full text of the written opinion of Goldman Sachs, dated November 16, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex D to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of Allergan’s board of directors in connection with its consideration of the Merger. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of shares of Allergan common stock should vote with respect to the Merger or any other matter. Goldman Sachs assumes no responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion. Pursuant to an engagement letter between Allergan and Goldman Sachs, Allergan has agreed to pay Goldman Sachs a transaction fee based on the aggregate consideration paid in the Merger, which as of November 16, 2014, the date of the signing of the Merger Agreement, including Actavis’ share price as of such date, is estimated to be approximately $56.1 million, a substantial portion of which is payable upon consummation of the Merger.

For a description of the opinion that the Allergan board of directors received from Goldman Sachs, see “The Merger—Opinions of Allergan’s Financial Advisors—Goldman, Sachs & Co.” beginning on page 107 of this joint proxy statement/prospectus.

The Actavis Extraordinary General Meeting (page 55)

Actavis will convene the Actavis EGM on March 10, 2015 at 8:30 a.m. (local time) at 1 Grand Canal Square, Docklands, Dublin 2, Ireland. At the Actavis EGM, Actavis shareholders will be asked to approve the Actavis Share Issuance Proposal and the Actavis Adjournment Proposal.

Only holders of Actavis ordinary shares as of the close of business on January 22, 2015, the record date for the Actavis EGM, will be entitled to notice of, and to vote at, the Actavis EGM or any adjournments thereof. On the Actavis record date, there were 266,142,831 Actavis ordinary shares outstanding and entitled to vote at the Actavis EGM, held by a total of 1,747 registered holders. Each outstanding Actavis ordinary share is entitled to one vote on each proposal and any other matter properly coming before the Actavis EGM. As of the record date, directors and executive officers of Actavis and their affiliates owned and were entitled to vote 756,354 Actavis ordinary shares, representing less than 1% of Actavis ordinary shares outstanding on that date. Actavis currently expects that Actavis’ directors and executive officers will vote their shares in favor of the Actavis Share Issuance Proposal and the Actavis Adjournment Proposal, although none of them has entered into any agreements obligating them to do so.

Approval of each of the Actavis Share Issuance Proposal and the Actavis Adjournment Proposal requires the affirmative vote of at least a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the proposals at the Actavis EGM.

The Allergan Special Meeting (page 60)

The Allergan special meeting will be held at 10:00 a.m., local time, on March 10, 2015 at 2525 Dupont Drive, Irvine, California 92612. At the Allergan special meeting, Allergan stockholders will be asked to approve the Merger Proposal, the Allergan Adjournment Proposal and the Merger-Related Named Executive Officer Compensation Proposal.

Allergan’s board of directors has fixed the close of business on January 22, 2015 as the record date for determining the holders of shares of Allergan common stock entitled to receive notice of and to vote at the Allergan special meeting. Only holders of record of shares of Allergan common stock at the close of business on the Allergan record date will be entitled to notice of, and to vote at, the Allergan special meeting and any adjournment thereof. As of the Allergan record date, there were 299,776,882 shares of Allergan common stock outstanding and entitled to vote at the Allergan special meeting, held by 4,019 holders of record. Each share of Allergan common stock entitles the holder to one vote on each proposal and any other matter properly coming before the Allergan special meeting. As of the Allergan record date, directors and executive officers of Allergan and their affiliates owned and were entitled to vote 502,178 shares of Allergan common stock, representing approximately less than 1% of the shares of Allergan common stock outstanding on that date. Allergan currently expects that Allergan’s directors and executive officers will vote their shares in favor of the Merger Proposal, the Allergan Adjournment Proposal and the Merger-Related Named Executive Officer Compensation Proposal, although none of them has entered into any agreements obligating them to do so.

Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of Allergan common stock entitled to vote on the proposal at the Allergan special meeting. Approval of the Allergan Adjournment Proposal requires the affirmative vote of at least a majority of the shares of Allergan common stock entitled to vote on the proposal present in person or by proxy at the Allergan special meeting. Approval of the Merger-Related Named Executive Officer Compensation Proposal requires the affirmative vote of at least a majority of the shares of Allergan common stock entitled to vote on the proposal present in person or by proxy at the Allergan special meeting.

Interests of Allergan’s Directors and Executive Officers in the Transactions (page 122)

In considering the recommendation of the Allergan board of directors that Allergan stockholders vote to approve the Merger Proposal, Allergan stockholders should be aware that some of Allergan’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Allergan’s stockholders generally. Interests of Allergan’s directors and officers that may be different from or in addition to the interests of Allergan’s stockholders include, but are not limited to:

•	The Merger Agreement provides for conversion of all outstanding Allergan Stock Options, Allergan Restricted Stock, and Allergan RSUs held by Continuing Employees as of the effective time of the Merger into corresponding equity awards of Actavis, with any Allergan RSUs subject to performance-based vesting conditions deemed earned based on target performance, and otherwise vesting, subject to continued employment on the last day of the performance period for such Allergan RSUs.

•	The Merger Agreement provides for the accelerated vesting of all outstanding Allergan Stock Options, Allergan Restricted Stock, and Allergan RSUs held by Allergan non-employee directors or any employees of Allergan who are not Continuing Employees. Such Allergan Stock Options will be cancelled at the effective time of the Merger and converted into the right to receive cash equal to the sum of the Cash Consideration Portion and the value of the Stock Consideration Portion less the applicable exercise price, and such Allergan Restricted Stock and Allergan RSUs will entitle the holder to receive the Merger Consideration, in each case, subject to withholding taxes.

•	The terms and conditions of outstanding Allergan Stock Options, Allergan Restricted Stock and Allergan RSUs held by employees provide for full acceleration upon certain qualifying terminations of employment in connection with or within two years after the Merger.

•	Allergan’s executive officers are participants in Allergan’s Change in Control Policy, which provides for severance benefits in the event of certain qualifying terminations of employment in connection with or within two years after the Merger.

•	Certain of Allergan’s executive officers are participants in Allergan’s Supplemental Executive Benefit Plan and Supplemental Retirement Income Plan (referred to in this joint proxy statement/prospectus as the “Executive Benefit Plan”) which provide for a lump sum payment at a more favorable discount rate in connection with any termination of employment within two years after the Merger.

•	Allergan’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage under the Merger Agreement.

•	Under the Merger Agreement, Allergan may, in consultation with Actavis, award employees cash incentive bonus compensation from a retention bonus pool of up to $20 million. Allergan does not expect to award any such retention bonuses to its executive officers.

•	Allergan’s executive officers may receive cash bonuses in accordance with the terms of Allergan’s annual bonus plans for the 2014 and 2015 fiscal years.

These interests are discussed in more detail in the section entitled “The Merger—Interests of Allergan’s Directors and Executive Officers in the Transactions” beginning on page 122 of this joint proxy statement/prospectus. The members of the Allergan board of directors were aware of the different or additional interests set forth herein and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending to the stockholders of Allergan that the Merger Proposal be approved.

Board of Directors and Management after the Transactions (page 122)

Upon completion of the Merger, the combined company will be led by Brenton L. Saunders, the current CEO and President of Actavis, and Paul M. Bisaro, the current Executive Chairman of Actavis, will be the Executive Chairman of the combined company. The integration of the two companies will be led by the senior management teams for the combined company, which will be comprised of executives of both companies as announced by Actavis on December 16, 2014. Two members of the Allergan board of directors as of immediately prior to the effective time of the Merger will be added to the Actavis board of directors.

For additional information, see “The Merger—Board of Directors and Management after the Transactions” beginning on page 122 of this joint proxy statement/prospectus.

Regulatory Approvals Required for the Merger (page 128)

United States Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (referred to in this joint proxy statement/prospectus as the “HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (referred to in this joint proxy statement/prospectus as the “FTC”), the Merger cannot be consummated until, among other things, notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (referred to in this joint proxy statement/prospectus as the “Antitrust Division”) and the applicable waiting period has expired or been terminated.

On December 1, 2014, each of Actavis and Allergan filed a Pre-Merger Notification and Report Form required pursuant to the HSR Act with the Antitrust Division and the FTC. On December 29, 2014, Actavis voluntarily withdrew and subsequently re-filed these forms. On January 9, 2015, the FTC granted early termination of the waiting period under the HSR Act with respect to the Merger.

Other Regulatory Approvals

Actavis and Allergan derive revenues in other jurisdictions where merger or acquisition control filings or clearances are or may be required, including clearances by the European Commission and in Canada, Colombia, Russia, Serbia, South Africa, Turkey and Ukraine. The Merger cannot be consummated until the closing conditions relating to applicable filings and clearances under antitrust laws have been satisfied or waived. The necessary antitrust clearance in Serbia has been received. Although Actavis and Allergan believe that they will be able to obtain the other requisite regulatory clearances in a timely manner, they cannot be certain when or if they will do so, or if any clearances will contain terms, conditions or restrictions that will be detrimental to or adversely affect Actavis, Allergan or their respective subsidiaries after the completion of the Merger.

Appraisal Rights (page 257)

Under Section 262 of the DGCL, stockholders of a Delaware corporation are entitled to appraisal of their shares if they are required to accept cash (other than cash in lieu of fractional shares) as any portion of the consideration for such shares. A holder of shares of Allergan common stock who properly seeks appraisal and otherwise complies with the applicable requirements under Delaware law (referred to in this joint proxy statement/prospectus as a “dissenting stockholder”), will be entitled to receive a cash payment equal to the fair value of his, her or its shares of Allergan common stock in connection with the Merger in lieu of the Merger Consideration. Fair value will be determined by the Delaware Court of Chancery (referred to in this joint proxy statement/prospectus as the “Court”) following an appraisal proceeding. Dissenting stockholders will not know the appraised fair value at the time such holders must elect whether to seek appraisal.

The ultimate amount dissenting stockholders receive in an appraisal proceeding may be more or less than, or the same as, the value of the Merger Consideration such holders would have received under the Merger Agreement. To seek appraisal, an Allergan stockholder must comply strictly with all of the procedures required under Delaware law, including delivering a written demand for appraisal to Allergan before the vote is taken on the Merger Agreement at the Allergan special meeting, not voting in favor of the Merger Proposal and continuing to hold its shares of common stock through the effective time of the Merger. Failure to comply strictly with all of the procedures required under Delaware law will result in the loss of appraisal rights.

For a further description of the appraisal rights available to Allergan stockholders and the procedures required to exercise such appraisal rights, see “Appraisal Rights” beginning on page 257 of this joint proxy statement/prospectus and the provisions of Section 262 of the DGCL that grant appraisal rights and govern such procedures, which are attached as Annex E to this joint proxy statement/prospectus. If an Allergan stockholder holds shares of Allergan common stock through a bank, brokerage firm or other nominee and the Allergan stockholder wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s bank, brokerage firm or nominee sufficiently in advance of the Allergan special meeting to permit such nominee to exercise appraisal rights on such stockholder’s behalf. In view of the complexity of Delaware law, Allergan stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors promptly.

Actavis shareholders will not be entitled to dissenters’ or appraisal rights in connection with the Merger.

No Solicitation; Third-Party Acquisition Proposals (page 149)

Under the terms of the Merger Agreement, Allergan has agreed that it and its board of directors will not (and will not permit any of its subsidiaries to, and that it will cause its officers and employees not to, and that it will use its reasonable best efforts to cause its other representatives not to, directly or indirectly) solicit, initiate, knowingly encourage, knowingly facilitate, or engage in any discussions or negotiations regarding any inquiry, proposal or offer (or any amendment or modification thereto), or participate in any negotiations regarding, or furnish to any person or entity any non-public information relating to it or any of its respective subsidiaries in connection with any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to a “competing acquisition proposal” (as defined in “The Merger Agreement—Covenants and Agreements” beginning on page 141 of this joint proxy statement/prospectus); engage in discussions with any person or entity with respect to any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to any competing acquisition proposal; except in the event the Allergan board of directors has determined in good faith after consultation with Allergan’s outside legal counsel that the failure to take such action would constitute a breach of the fiduciary duties of the members of the Allergan board of directors under applicable Delaware law, waive, terminate, modify or release any person or entity from any provision of any “standstill” or similar agreement; approve or recommend (or propose such action publicly) or fail to timely recommend against any competing acquisition proposal; withdraw, change, amend, modify or qualify (or propose such action publicly), in a manner adverse to Actavis, the recommendation of the Allergan board of directors to vote in favor of its proposals; or enter into any letter of intent or other document or agreement relating to, or any agreement or commitment providing for, a competing acquisition proposal.

Allergan has also agreed not to take any action to exempt any person or entity from the restrictions on “business combinations” or any similar provision contained in any applicable takeover statute or Allergan’s governing documents or otherwise cause such restrictions not to apply or terminate (or permit the termination thereof, subject to certain exceptions), waive or amend the Rights Agreement, dated as of April 22, 2014, between Allergan and Wells Fargo Bank, N.A., as rights agent, (which agreement is referred to in this joint proxy statement/prospectus as the “Rights Plan”), redeem any of the rights under the Rights Plan or take any action with respect to, or make any determination under, the Rights Plan that would interfere with Actavis consummating the transactions contemplated by the Merger Agreement, in each case without the prior written consent of Actavis, in each case prior to the termination of the Merger Agreement.

Nevertheless, Allergan may (i) seek to clarify and understand the terms and conditions of any competing acquisition proposal (or amended proposal) solely to determine whether such proposal constitutes or would reasonably be expected to lead to a “superior proposal” (as defined in “The Merger Agreement—Covenants and Agreements” beginning on page 141 of this joint proxy statement/prospectus) and (ii) inform a person or entity that has made a competing acquisition proposal of the non-solicitation provisions of the Merger Agreement, in each case so long as Allergan, its subsidiaries and Allergan’s representatives otherwise comply with the non-solicitation provisions of the Merger Agreement.

If Allergan receives, prior to obtaining approval of the Merger Proposal, a bona fide, written competing acquisition proposal from any person or entity, which the Allergan board of directors determines in good faith after consultation with its outside legal and financial advisors (i) constitutes a superior proposal or (ii) would reasonably be expected to result in a superior proposal, after furnishing additional nonpublic information to the person or entity making such offer or engaging in discussions or negotiations with such party as described in (x) or (y) below, then in either event (if there has not been a material breach of the non-solicitation provisions of the Merger Agreement with respect to, or in a manner that otherwise relates to, such competing acquisition proposal or person or entity) Allergan may take the following actions: (x) furnish nonpublic information to the person or entity making such competing acquisition proposal, if, and only if, prior to furnishing such information, it receives from such person or entity an executed confidentiality agreement with confidentiality terms that are no less favorable, in the aggregate to it, than those contained in the confidentiality agreement between Actavis and Allergan (though such confidentiality agreement is not required to contain standstill provisions) and (y) engage in discussions or negotiations with such person or entity with respect to the competing acquisition proposal.

Under the terms of the Merger Agreement, Actavis has agreed that it will not (and its board of directors will not) withdraw, change, amend, modify or qualify, in a manner adverse to Allergan, the recommendation of its board of directors to vote in favor of the Actavis Share Issuance Proposal.

Change of Recommendation (page 151)

Allergan Change of Recommendation

The Allergan board of directors is entitled to approve or recommend, propose publicly to approve or recommend, or fail to recommend against, any competing acquisition proposal, or withdraw, change, amend, modify or qualify its recommendation in favor of adoption of the Merger Agreement, in a manner adverse to Actavis, prior to the approval of the Merger Proposal:

•	following receipt of a bona fide, written competing acquisition proposal, which the Allergan board of directors determines in good faith after consultation with its outside legal and financial advisors is a superior proposal, if and only if (x) neither Allergan nor any of its representatives solicited, encouraged or facilitated such competing acquisition proposal in material breach of, or is otherwise in material breach of, the non-solicitation provisions of the Merger Agreement and (y) the Allergan board of directors has determined in good faith after consultation with its outside legal counsel that the failure to take such action would constitute a breach of the fiduciary duties of the members of the Allergan board of directors under applicable Delaware law and has first provided Actavis notice of, and an opportunity to respond to, such competing acquisition proposal in accordance with the terms of the Merger Agreement (such a change of recommendation referred to in this joint proxy statement/prospectus as an “acquisition proposal change of recommendation”); or

•	in response to a change, effect, development, circumstance, condition, state of facts, event or occurrence that was not known to the Allergan board of directors, or the material consequences of which (based on facts known to members of the Allergan board of directors as of the date of the Merger Agreement) were not reasonably foreseeable, as of the date of the Merger Agreement, and does not relate to a competing acquisition proposal (referred to in this joint proxy statement/prospectus as an “Allergan intervening event”), if the Allergan board of directors has determined in good faith after consultation with its outside legal counsel that the failure to take such action would constitute a breach of the fiduciary duties of the members of the Allergan board of directors under applicable Delaware law and has first provided Actavis notice of, and an opportunity to address, such Allergan intervening event in accordance with the terms of the Merger Agreement (which change of recommendation is referred to in this joint proxy statement/prospectus as an “Allergan intervening event change of recommendation” and, together with an acquisition proposal change of recommendation, an “ Allergan change of recommendation”).

Prior to making an acquisition proposal change of recommendation, Allergan must provide Actavis with four business days’ prior written notice (or a new three business day notice period for a material amendment to the competing acquisition proposal) advising Actavis of the intent to make such a change of recommendation and contemporaneously providing to Actavis a copy of the superior proposal and a copy of any proposed agreements for such superior proposal, including copies of any related financing commitments (or, in each case, if not provided in writing to Allergan or any of its representatives, a written summary of the terms thereof). During such four business day period (or subsequent three business day period), Allergan is required to negotiate and cause its representatives to negotiate with Actavis and its representatives in good faith (to the extent Actavis wishes to negotiate) to enable Actavis to determine whether to propose revisions to the terms of the Merger Agreement or any other agreement related to the transactions contemplated by the Merger Agreement such that such competing acquisition proposal would no longer constitute a superior proposal, and Allergan will consider in good faith any proposal by Actavis to amend the terms and conditions of the Merger Agreement or any other agreement related to the transactions contemplated by the Merger Agreement such that such competing acquisition proposal would no longer constitute a superior proposal.

Prior to making an intervening event change of recommendation, Allergan must provide Actavis with four business days’ prior written notice advising Actavis of its intent to make such a change of recommendation and specifying, in reasonable detail, the reasons for such change in recommendation (including the material facts and circumstances related to the applicable Allergan intervening event). During such four business day period, Allergan is required to negotiate and cause its representatives to negotiate with Actavis and its representatives in good faith (to the extent Actavis wishes to negotiate) to enable Actavis to determine whether to propose revisions to the terms of the Merger Agreement such that it would obviate the need for the Allergan board of directors to make such a change of recommendation, and Allergan will consider in good faith any proposal by Actavis to amend the terms and conditions of the Merger Agreement in a manner that would obviate the need to make such a change of recommendation.

Actavis Change of Recommendation

The Actavis board of directors is entitled to withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify its recommendation, in a manner adverse to Allergan, prior to the approval of the Actavis Share Issuance Proposal, if in response to a material change, effect, development, circumstance, condition, state of facts, event or occurrence relating to Actavis that was not known to or reasonably foreseeable by the Actavis board of directors, or the material consequences of which (based on facts known or reasonably expected to be known to members of the Actavis board of directors as of the date of the Merger Agreement) were not reasonably foreseeable, as of the date of the Merger Agreement, and does not relate to any competing acquisition proposal for Actavis (referred to in this joint proxy statement/prospectus as an “Actavis intervening event”) and if the Actavis board of directors has determined in good faith after consultation with its outside legal counsel that the failure to take such action would constitute a breach of the duties of the members of the Actavis board of directors under applicable law (which change of recommendation is referred to in this joint proxy statement/prospectus as an “Actavis change of recommendation”).

Prior to making an Actavis change of recommendation, Actavis must provide Allergan with four business days’ prior written notice advising Allergan that it intends to make such a change of recommendation and specifying, in reasonable detail, the reasons for such change in recommendation (including the material facts and circumstances related to the applicable Actavis intervening event), and during such four business day period, Actavis will negotiate and cause its representatives to negotiate with Allergan and its representatives in good faith (to the extent Allergan wishes to negotiate) to enable Allergan to determine whether to propose revisions to the terms of the Merger Agreement such that it would obviate the need for the Actavis board of directors to make an Actavis change of recommendation, and Actavis will consider in good faith any proposal by Allergan to amend the terms and conditions of the Merger Agreement in a manner that would obviate the need to make an Actavis change of recommendation.

Conditions to the Completion of the Merger (page 153)

Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver at the effective time of the Merger of each of the following conditions:

•	approval of the Actavis Share Issuance Proposal by the Actavis shareholders and approval of the Merger Proposal by the Allergan stockholders;

•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and no stop order suspending the effectiveness of such registration statement having been issued by the Securities and Exchange Commission (referred to in this joint proxy statement/prospectus as the “SEC”) and remaining in effect and no proceeding to that effect having been commenced or threatened unless subsequently withdrawn;

•

no statute, rule, regulation or other law (other than any antitrust law) shall have been enacted or promulgated by any governmental entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger and no order or injunction of any governmental entity of competent jurisdiction preventing the consummation of the Merger shall be in effect;

•	receipt of required regulatory approvals and clearances; and

•	authorization for listing on the NYSE of the Actavis ordinary shares to be issued in the Merger, subject to official notice of issuance.

In addition, Actavis’ and Merger Sub’s obligations to effect the Merger are conditioned, among other things, upon:

•	the accuracy of Allergan’s representations and warranties, subject to specified materiality standards;

•	the performance by Allergan of its obligations and covenants under the Merger Agreement in all material respects;

•	the delivery by Allergan of an officer’s certificate certifying such accuracy of its representations and warranties and such performance of its obligations and covenants; and

•	a material adverse effect on Allergan not having occurred since the date of the Merger Agreement and being continuing.

In addition, Allergan’s obligation to effect the Merger is conditioned, among other things, upon:

•	the accuracy of Actavis’ and Merger Sub’s representations and warranties, subject to specified materiality standards;

•	the performance by Actavis and Merger Sub of their obligations and covenants under the Merger Agreement in all material respects;

•	the delivery by Actavis of an officer’s certificate certifying such accuracy of such representations and warranties and such performance of such obligations and covenants; and

•	a material adverse effect on Actavis not having occurred since the date of the Merger Agreement and being continuing.

Neither Actavis nor Allergan can be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed. For a more complete description of the conditions to Actavis’ and Allergan’s respective obligations to effect the Merger, see “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 153 of this joint proxy statement/prospectus.

Termination of the Merger Agreement; Termination Fees; Expense Reimbursement (page 155)

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger and the other transactions abandoned as follows:

•	by mutual written consent of Actavis and Allergan;

•	by either Actavis or Allergan:

¡	if the other party breaches any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach would result in certain conditions to the consummation of the Merger not being satisfied (and such breach is not curable prior to the Outside Date (as defined below), or, if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 calendar days after receipt by the breaching party of notice thereof from the non-breaching party and (ii) three business days before the Outside Date), so long as the terminating party is not then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement;

¡	if the effective time of the Merger has not occurred by 5:00 p.m. (U.S. Eastern Time) on September 30, 2015 (which date, as it may be extended as follows, is referred to in this joint proxy statement/prospectus as the “Outside Date”), provided that if on such date all of the conditions to the consummation of the Merger have been satisfied or waived (other than the conditions regarding required antitrust clearances and those conditions that by their nature can only be satisfied at the closing of the Merger), then such date will be extended to 5:00 p.m. (U.S. Eastern Time) on November 16, 2015. However, this right to terminate the Merger Agreement may not be exercised by a party whose breach of any representation, warranty, covenant or agreement in the Merger Agreement is the cause of, or resulted in, the effective time of the Merger not occurring prior to the Outside Date;

¡	if a governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree, ruling or law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger; or

¡	if (i) after completion of the Allergan special meeting, or at any adjournment or postponement thereof, the Allergan stockholders’ approval of the Merger Proposal has not been obtained, in each case at which a vote on such approval was taken, or (ii) after completion of the Actavis EGM, or at any adjournment or postponement thereof, the Actavis shareholders’ approval of the Actavis Share Issuance Proposal has not been obtained, in each case at which a vote on such approval was taken;

•	by Actavis, if, at any time prior to receipt of the Allergan stockholders’ approval of the Merger Proposal, the Allergan board of directors makes a change of recommendation. This termination right expires at 5:00 p.m. (U.S. Eastern Time) on the 20th business day following the date on which such change of recommendation occurs;

•	by Allergan if:

¡	at any time prior to receipt of the Actavis shareholders’ approval of the Actavis Share Issuance Proposal, the Actavis board of directors makes a change of recommendation. This termination right expires at 5:00 p.m. (U.S. Eastern Time) on the 20th business day following the date on which such change of recommendation occurs; or

¡	at any time prior to receipt of the Allergan stockholders’ approval of the Merger Proposal, the Allergan board of directors makes a change of recommendation in order to accept a superior proposal, enters into an acquisition agreement with respect to such superior proposal concurrently with the termination of the Merger Agreement and pays the applicable termination fee (described below) to Actavis.

Termination Fees Payable by Actavis

The Merger Agreement requires Actavis to pay Allergan a termination fee of $2.1 billion if:

•	(i) Actavis or Allergan terminates the Merger Agreement due to the failure of the Merger to occur by the Outside Date, (ii) (x) all of the conditions to the consummation of the Merger have been satisfied or waived (other than the conditions regarding required antitrust clearances and those conditions that by their nature can only be satisfied at the closing of the Merger)) or (y) a governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree, ruling or law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger arising under the HSR Act or antitrust laws of certain required jurisdictions and (iii) Allergan is not otherwise in material breach of the Merger Agreement; or

•	Allergan terminates the Merger Agreement because the Actavis board of directors effects an Actavis change of recommendation prior to receipt of the Actavis shareholders’ approval of the Actavis Share Issuance Proposal.

The Merger Agreement requires Actavis to pay Allergan a termination fee of $1.3 billion if either Actavis or Allergan terminates the Merger Agreement because the Actavis Share Issuance Proposal is not approved by the Actavis shareholders at the Actavis EGM, or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken.

Termination Fees Payable by Allergan

The Merger Agreement requires Allergan to pay Actavis a termination fee of $2.1 billion if:

•	Actavis or Allergan terminates the Merger Agreement (i) due to (x) the failure of the Merger to occur by the Outside Date or (y) the failure of Allergan to obtain the approval of the Merger Proposal, (ii) an acquisition proposal for Allergan by a third party has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of termination, in the case of a failure of the Merger to occur by the Outside Date, or prior to the date of the Allergan special meeting, in the case of the failure of Allergan to obtain the approval of the Merger Proposal and (iii)(x) an acquisition proposal is consummated within 12 months of such termination or (y) Allergan enters into a definitive agreement providing for any acquisition proposal within 12 months of such termination and such acquisition proposal is subsequently consummated;

•	Allergan terminates the Merger Agreement and concurrently enters into a superior proposal acquisition agreement; or

•	Actavis terminates the Merger Agreement because the Allergan board of directors effects a change of recommendation prior to the approval of the Merger Proposal.

Expense Reimbursement Payable by Allergan

The Merger Agreement also requires Allergan to pay Actavis for the expenses incurred by or on behalf of Actavis in connection with the evaluation, authorization, preparation, negotiation, execution or performance of the Merger Agreement and related transactions, including the Debt Financing (as defined below), in an amount not to exceed $680 million if either Actavis or Allergan terminates the Merger Agreement because the Merger Proposal is not approved by the Allergan stockholders at the Allergan special meeting, or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken. To the extent Allergan pays Actavis for such expenses and Allergan thereafter becomes obligated to pay a termination fee to Actavis, the amount of such expenses paid by Allergan will be credited against and reduce the amount of the termination fee payable by Allergan.

See “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement” beginning on page 155 of this joint proxy statement/prospectus.

Financing Relating to the Transactions (page 129)

Actavis anticipates that the total funds it will need to complete the Merger will be funded through a combination of:

•	available cash on hand of Actavis and Allergan;

•	up to $8.9 billion in proceeds from the issuance and sale of common equity interests and/or mandatorily convertible preferred equity interests by Actavis (referred to in this joint proxy statement/prospectus as the “Equity Securities”); and

•	third-party debt financing consisting of the following (referred to in this joint proxy statement/prospectus as the “Debt Financing”):

¡	senior unsecured term loan facilities (referred to in this joint proxy statement/prospectus as the “Term Facilities”) consisting of (i) a tranche of three-year senior unsecured term loans in an original aggregate principal amount of $2.75 billion and (ii) a tranche of five-year senior unsecured term loans in an original aggregate principal amount of $2.75 billion;

¡	up to $22.0 billion in proceeds from the issuance and sale of senior unsecured notes by Actavis Funding SCS (referred to in this joint proxy statement/prospectus as the “Notes”), which are expected to be guaranteed by certain wholly owned subsidiaries of Actavis;

¡	if and to the extent cash on hand of Allergan is not available on the closing date, a 60-day senior unsecured bridge loan facility (referred to in this joint proxy statement/prospectus as the “Cash Bridge Facility”) in an original aggregate principal amount of up to $4.698 billion; and

¡	if and to the extent the Notes or the Equity Securities are not issued and sold, up to $30.9 billion in loans under a 364-day senior unsecured bridge facility (referred to in this joint proxy statement/prospectus as the “Bridge Facility”).

Bridge Credit Agreement

On December 17, 2014, Actavis entered into a 364-day senior unsecured bridge credit agreement (referred to in this joint proxy statement/prospectus as the “Bridge Credit Agreement”), among Actavis Capital S.à r.l. (referred to in this joint proxy statement/prospectus as “Actavis Capital”), as borrower, Actavis, Warner Chilcott Limited, Actavis, Inc., Actavis Funding SCS, the lenders from time to time party thereto (referred to in this joint proxy statement/prospectus as the “Bridge Lenders”), the other financial institutions from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent. Under the Bridge Credit Agreement, the Bridge Lenders have committed to provide, subject to certain conditions, unsecured bridge financing in an aggregate principal amount of up to $30.9 billion. The proceeds of borrowings under the Bridge Credit Agreement are to be used to finance, in part, the aggregate Cash Consideration Portion and certain fees and expenses incurred in connection with the Merger, to the extent Actavis does not arrange for alternative financing prior to the consummation of the Merger. The obligations of Actavis Capital under the Bridge Credit Agreement are guaranteed by Warner Chilcott Limited, Actavis, Inc. and Actavis Funding SCS. Actavis Capital would expect to refinance any borrowings under the Bridge Credit Agreement with the proceeds of other external indebtedness.

Term Loan Credit Agreement

On December 17, 2014, Actavis also entered into a senior unsecured term loan credit agreement (referred to in this joint proxy statement/prospectus as the “Term Loan Credit Agreement” and, together with the Bridge Credit Agreement, the “New Credit Agreements”), among Actavis Capital, as borrower, Actavis, Warner Chilcott Limited, Actavis, Inc., Actavis Funding SCS, the lenders from time to time party thereto (referred to in this joint proxy statement/prospectus as the “Term Lenders”), the other financial institutions from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent. Under the Term Loan Credit Agreement, the Term Lenders have committed to provide, subject to certain conditions, (i) a tranche of three-year senior unsecured term loans in an original aggregate principal amount of $2.75 billion and (ii) a tranche of five-year senior unsecured term loans in an original aggregate principal amount of $2.75 billion. The proceeds of borrowings under the Term Loan Credit Agreement are to be used to finance, in part, the aggregate Cash Consideration Portion and certain fees and expenses incurred in connection with the Merger. The obligations of Actavis Capital under the Term Loan Credit Agreement are guaranteed by Warner Chilcott Limited, Actavis, Inc. and Actavis Funding SCS.

Commitments for the Debt Financing

On November 16, 2014, Actavis obtained a debt commitment letter (referred to in this joint proxy statement/prospectus as the “Commitment Letter”) from certain financial institutions (referred to in this joint proxy statement/prospectus as the “Commitment Parties”) pursuant to which the Commitment Parties agreed to provide, subject to certain conditions, the entire principal amount of the Cash Bridge Facility and commitments for certain other portions of the Debt Financing that have been replaced by the Bridge Credit Agreement and the Term Loan Credit Agreement. The commitments under the Commitment Letter with respect to the Cash Bridge Facility remain outstanding and, if and to the extent cash on hand of Allergan will not be available on the closing date, Actavis expects to enter into definitive documentation for the Cash Bridge Facility in advance of the closing date.

The commitments with respect to the Cash Bridge Facility, the Bridge Facility and the Term Facilities will terminate on the earliest of (i) the Outside Date (as it may be extended pursuant to the terms of the Merger Agreement), (ii) the closing of the Merger without the use of such facility, (iii) the termination of the Merger Agreement and (iv) with respect to the Bridge Facility and the Term Facilities, 11:59 p.m. New York City time on the date the Bridge Credit Agreement or the Term Loan Credit Agreement are funded, respectively.

Although the Debt Financing described in this joint proxy statement/prospectus is not subject to a due diligence or “market out,” such financing may not be considered assured. The obligation of the Commitment Parties, the Bridge Lenders and the Term Lenders to provide their respective portions of the Debt Financing is subject to a number of conditions. There can be no assurance that these conditions will be satisfied or that the Debt Financing will be funded when required. As of the date of this joint proxy statement/prospectus, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described in this joint proxy statement/prospectus is not available.

For additional information regarding the financing relating to the transactions, see “The Merger—Financing Relating to the Transactions” beginning on page 129 of this joint proxy statement/prospectus.

Accounting Treatment of the Transactions (page 132)

Actavis will account for the acquisition pursuant to the Merger Agreement using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles (referred to in this joint proxy statement/prospectus as “GAAP”). Actavis will measure the assets acquired and liabilities assumed at their fair values including net tangible and identifiable intangible assets acquired and liabilities assumed as of the closing of the transactions. Any excess of the purchase price over those fair values will be recorded as goodwill.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

The purchase price reflected in the unaudited pro forma condensed combined financial statements is based on preliminary estimates using assumptions Actavis management believes are reasonable based on currently available information. The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation which has not yet been completed.

Public Trading Markets (page 132)

The Actavis ordinary shares to be issued as the stock portion of the Merger Consideration in the Merger must be approved for listing on the NYSE, subject to official notice of issuance. Actavis ordinary shares are listed and traded on the NYSE under the symbol “ACT.”

Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations (page 159)

For U.S. federal income tax purposes the exchange of Allergan common stock for Actavis ordinary shares and cash in the Merger will be a taxable transaction. A U.S. holder will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the sum of (1) the fair market value of the Actavis ordinary shares received by such holder in the Merger, and (2) the amount of cash received by such holder in the Merger, including any cash received in lieu of fractional shares of Actavis ordinary shares, and (ii) the U.S. holder’s tax basis in the Allergan common stock surrendered.

Allergan stockholders should consult their tax advisors as to the particular tax consequences to them of the transactions, including the effect of U.S. federal, state and local tax laws and foreign tax laws. For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, see “Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations” beginning on page 159 of this joint proxy statement/prospectus.

Comparison of the Rights of Holders of Actavis Ordinary Shares and Allergan Common Stock (page 200)

As a result of the Merger, the holders of Allergan common stock will become holders of Actavis ordinary shares and their rights will be governed by Irish law (instead of Delaware law) and by the memorandum and articles of association of Actavis (instead of Allergan’s certificate of incorporation and bylaws). The memorandum and articles of association of Actavis are incorporated by reference herein. Following the Merger, former Allergan stockholders will have different rights as Actavis shareholders than they had as Allergan stockholders. Material differences between the rights of stockholders of Allergan and the rights of shareholders of Actavis include differences with respect to, among other things, distributions, dividends, share repurchases and redemptions, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders, anti-takeover measures and provisions relating to the ability to amend the governing documents. For a summary of the material differences between the rights of Actavis shareholders and Allergan stockholders, see “Comparison of the Rights of Holders of Actavis Ordinary Shares and Allergan Common Stock” beginning on page 200 of this joint proxy statement/prospectus.

Risk Factors (page 34)

In deciding how to vote your Actavis ordinary shares or Allergan common stock, you should read carefully this entire joint proxy statement/prospectus, including the documents incorporated by reference herein and the Annexes hereto, and in particular, you should read the “Risk Factors” section beginning on page 34 of this joint proxy statement/prospectus.

Information about the Companies (page 67)

Actavis

Actavis plc

1 Grand Canal Square, Docklands

Dublin 2, Ireland

Phone: (862) 261-7000

Actavis (formerly known as Actavis Limited) was incorporated in Ireland on May 16, 2013 as a private limited company and re-registered effective September 18, 2013 as a public limited company. Actavis is a leading integrated global specialty pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, branded generic, brand name, biosimilar and over-the-counter pharmaceutical products. Actavis also develops and out-licenses generic pharmaceutical products primarily in

Europe through its Medis third-party business. Actavis has operations in more than 60 countries throughout North America and the rest of world, including Europe, MEAAP (Middle East, Africa, Australia, and Asia Pacific) and Latin America.

Merger Sub

Avocado Acquisition Inc.

c/o Actavis plc

Morris Corporate Center III

400 Interpace Parkway

Parsippany, New Jersey 07054

Phone: (862) 261-7000

Merger Sub is a Delaware corporation and an indirect wholly owned subsidiary of Actavis. Merger Sub was incorporated on November 14, 2014 for the sole purpose of effecting the Merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the Merger Agreement, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the proposed transaction.

Allergan

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Phone: (714) 246-4500

Allergan was incorporated in Delaware in 1950. Allergan is a multi-specialty health care company focused on developing and commercializing innovative pharmaceuticals, biologics, medical devices and over-the-counter products that enable people to live life to their full potential—to see more clearly, move more freely and express themselves more fully. Allergan discovers, develops and commercializes a diverse range of products for the ophthalmic, neurological, medical aesthetics, medical dermatology, breast aesthetics, urological and other specialty markets in more than 100 countries around the world.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 47 of this joint proxy statement/prospectus, Actavis shareholders should carefully consider the following risks in deciding whether to vote for the approval of the Actavis Share Issuance Proposal, and Allergan stockholders should carefully consider the following risk factors in deciding whether to vote for the Merger Proposal and the Merger-Related Named Executive Officer Compensation Proposal. You should read carefully this entire joint proxy statement/prospectus and its Annexes and the other documents incorporated by reference into this joint proxy statement. See “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus.

Risks Related to the Transactions

Because the market price of Actavis ordinary shares will fluctuate, Allergan stockholders cannot be sure of the market price of the Actavis ordinary shares they will receive.

As a result of the Merger, each issued and outstanding share of Allergan common stock, other than excluded shares and dissenting shares, will be converted into the right to receive the Merger Consideration. The market price of Actavis ordinary shares, which Allergan stockholders will receive in the Merger as a portion of the Merger Consideration, will continue to fluctuate from the date of this joint proxy statement/prospectus through the effective time of the Merger. Accordingly, at the time of the Allergan special meeting, Allergan stockholders will not know or be able to determine the market price of the Actavis ordinary shares they will become entitled to receive upon the closing of the Merger. It is possible that, at the time of the closing of the Merger, the shares of Allergan common stock held by Allergan stockholders may have a greater market value than the cash and the Actavis ordinary shares for which they are exchanged. The market price of Actavis ordinary shares on the date of the Allergan special meeting may not be indicative of the market price of Actavis ordinary shares that Allergan stockholders will become entitled to receive upon the closing of the Merger. The market prices of Actavis ordinary shares and Allergan common stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors, including general market and economic conditions and changes in the respective businesses, operations and prospects, and regulatory considerations of Actavis and Allergan. Market assessments of the benefits of the Merger and the likelihood that the Merger will be completed, as well as the terms of the Debt Financing and general and industry specific market and economic conditions, may also impact market prices of Actavis ordinary shares and Allergan common stock. Equity offerings that Actavis intends to use to partially finance the Merger may also cause the share price of Actavis ordinary shares to decrease. Many of these factors are beyond Actavis’ and Allergan’s control. You should obtain current market quotations for shares of Allergan common stock and for Actavis ordinary shares.

The market price for Actavis ordinary shares following the closing of the Merger may be affected by factors different from those that historically have affected or currently affect Allergan common stock and Actavis ordinary shares.

Upon completion of the Merger, holders of shares of Allergan common stock (other than the holders of excluded shares and dissenting shares) will become holders of Actavis ordinary shares. Actavis’ businesses differ from those of Allergan, and accordingly the results of operations of Actavis will be affected by some factors that are different from those currently affecting the results of operations of Allergan. In addition, upon completion of the Merger, holders of Actavis ordinary shares will become holders of shares in the combined company. The results of operation of the combined company may also be affected by factors different from those currently affecting Actavis. For a discussion of the businesses of Actavis and Allergan and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus.

Actavis does not intend to pay dividends in the foreseeable future, and current Allergan stockholders may have to rely on increases in the trading price of Actavis ordinary shares for returns on their investment following the Merger. In addition, the Merger Agreement places restrictions on Allergan’s ability to pay dividends.

Allergan and Actavis have had different dividend policies historically. Allergan has consistently paid a regular quarterly dividend, but Actavis does not currently pay regular quarterly dividends and does not anticipate paying dividends on its ordinary shares in the foreseeable future. Any payment of dividends by Actavis would require approval by the Actavis board of directors and the board may change its dividend policy at any time. As such, Actavis may not pay any regular dividends in the foreseeable future, in which case former Allergan stockholders who become shareholders of Actavis would no longer be able to rely on receiving regular dividend payments, and they (and other Actavis shareholders) would have to rely on increases in the trading price of Actavis ordinary shares for any returns on their investment. See “Comparative Per Share Market Price Information” beginning on page 198 of this joint proxy statement/prospectus for a comparison of the historical dividend practices of Actavis and Allergan. In addition, under the Merger Agreement, Allergan is not permitted to pay dividends except for the payment of quarterly cash dividends of $0.05 per share of Allergan common stock consistent with past practice, including as to record and payment dates.

Actavis and Allergan must obtain required approvals and governmental and regulatory consents to consummate the Merger, which if delayed or not granted or granted with unacceptable conditions, may prevent (for example, if the approval of Actavis shareholders or Allergan stockholders is not obtained), delay or jeopardize the consummation of the Merger, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Merger.

The Merger is subject to customary closing conditions. These closing conditions include, among others, the receipt of required approvals by the Actavis shareholders and the Allergan stockholders, the clearances of the Merger by certain governmental and regulatory authorities, including multiple governmental and regulatory authorities, and the expiration or termination of applicable waiting periods under the HSR Act (for which early termination was granted on January 9, 2015), and the antitrust and competition laws of certain foreign countries under which filings or approvals are or may be required. The governmental agencies with which the parties will make these filings and seek certain of these approvals and consents have broad discretion in administering the governing regulations. Actavis and Allergan can provide no assurance that all required approvals and consents will be obtained. Moreover, as a condition to their approval of the transaction, certain governmental agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the business of the combined company after the closing of the Merger. Any one of these requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the effective time of the Merger or reduce the anticipated benefits of the transaction. Further, no assurance can be given that the required Actavis shareholder and Allergan stockholder approvals will be obtained or that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals or clearances. If Actavis and Allergan agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals or clearances required to consummate the transaction, these requirements, limitations, costs, divestitures or restrictions could adversely affect Actavis’ ability to integrate Allergan’s operations with Actavis’ operations and/or reduce the anticipated benefits of the transactions. This could result in a failure to consummate the transactions or have a material adverse effect on the business and results of operations of the combined company. For additional information, see “The Merger—Regulatory Approvals Required for the Merger” beginning on page 128 of this joint proxy statement/prospectus.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed.

The Merger Agreement contains a number of conditions that must be fulfilled to complete the Merger. Those conditions include: the approval of the Merger Proposal by Allergan stockholders, approval of the Actavis Share Issuance Proposal by Actavis shareholders, receipt of requisite regulatory and antitrust approvals, absence of orders prohibiting the closing of the Merger, effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, approval of the Actavis ordinary shares to be issued to Allergan stockholders for listing on the NYSE, the continued accuracy of the representations and warranties of both parties subject to specified materiality standards, the performance by both parties of their covenants and agreements and that, since the date of the Merger Agreement, no material adverse effect of Allergan or Actavis has occurred and is continuing. These conditions to the closing of the Merger may not be fulfilled and, accordingly, the Merger may not be completed. In addition, if the Merger is not completed by September 30, 2015 (subject to extension to November 16, 2015, if the only conditions not satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, which conditions are capable of being satisfied) are conditions relating to certain required filings and clearances under antitrust laws, the absence of certain proceedings under certain antitrust laws and the absence of any orders, judgments or decrees under certain antitrust laws), either Actavis or Allergan may choose not to proceed with the Merger. In addition, Actavis or Allergan may elect to terminate the Merger Agreement in certain other circumstances, and the parties can mutually decide to terminate the Merger Agreement at any time prior to the consummation of the Merger, whether before or after Allergan stockholder approval or Actavis shareholder approval. See “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement” beginning on page 155 of this joint proxy statement/prospectus for a fuller description of these circumstances.

The Merger Agreement contains provisions that restrict the ability of the Actavis board of directors to change its recommendation that Actavis shareholders vote for the approval of the Actavis Share Issuance Proposal and, in specified circumstances, could require Actavis to pay Allergan a termination fee of up to $2.1 billion.

Under the Merger Agreement, the Actavis board of directors is restricted, subject to certain exceptions, from withdrawing, changing, amending, modifying or qualifying, or otherwise proposing publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Allergan, its recommendation that Actavis shareholders vote for the approval of the Actavis Share Issuance Proposal. If the Actavis board of directors (after consultation with Actavis’ legal counsel) determines that an Actavis change of recommendation is advisable and effects such a change of recommendation, Allergan would be entitled to terminate the Merger Agreement. Under such circumstances, Actavis would be required to pay Allergan a termination fee equal to $2.1 billion. In the event the Merger Agreement is terminated due to the failure of the Actavis shareholders to approve the Actavis Share Issuance Proposal at the Actavis EGM, Actavis would be required to pay Allergan a termination fee of $1.3 billion. See “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement” beginning on page 155 of this joint proxy statement/prospectus.

The Merger Agreement contains provisions that restrict the ability of Allergan to pursue alternatives to the Merger and, in specified circumstances, could require Allergan to pay Actavis a termination fee of up to $2.1 billion.

Under the Merger Agreement, Allergan is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging or facilitating, discussing or negotiating, or furnishing information with regard to, any inquiry, proposal or offer for a competing acquisition proposal. Under certain circumstances, Allergan may terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, if the Allergan board of directors (after consultation with Allergan’s financial advisors and legal counsel) determines that such proposal is more favorable to the Allergan stockholders (taking into account any changes to the Merger Agreement proposed by Actavis within four business days of Actavis’ receipt of the terms of such proposal, or within three business days of Actavis’ receipt of any material amendment to such proposal) than the Merger. If the Allergan board of directors recommends such superior proposal to the Allergan stockholders but does not terminate the Merger Agreement, Actavis would be entitled to terminate the Merger Agreement. Under either of these circumstances, Allergan would be required to pay Actavis a termination fee equal to $2.1 billion. In the event the Merger Agreement is terminated due to the failure of the Allergan stockholders to approve the Merger Proposal at the Allergan special meeting, Allergan would be required to pay Actavis for up to $680 million of Actavis’ expenses related to the transactions. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Allergan from considering or proposing that acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to Allergan and its stockholders than the Merger, or might result in a third party proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expense reimbursement that may become payable in certain circumstances. See “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement” beginning on page 155 of this joint proxy statement/prospectus.

While the Merger is pending, Actavis and Allergan will be subject to business uncertainties that could adversely affect their business.

Uncertainty about the effect of the Merger on employees, customers and suppliers may have an adverse effect on Allergan and Actavis. These uncertainties may impair Actavis’ and Allergan’s ability to attract, retain and motivate key personnel until the Merger is consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with Actavis and Allergan to seek to change existing business relationships with Actavis and Allergan. Employee retention may be challenging during the pendency of the Merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the businesses, the business of the combined company following the Merger could be seriously harmed. In addition, the Merger Agreement restricts Allergan and, to a lesser extent, Actavis, from taking specified actions until the Merger occurs without the consent of the other party. These restrictions may prevent Actavis or Allergan from pursuing attractive business opportunities that may arise prior to the completion of the Merger. See “The Merger Agreement—Covenants and Agreements” beginning on page 141 of this joint proxy statement/prospectus for a description of the restrictive covenants applicable to Actavis and Allergan.

Allergan directors and officers may have interests in the Merger different from the interests of Allergan stockholders.

Certain of the directors and executive officers of Allergan negotiated the terms of the Merger Agreement, and the Allergan board of directors approved the Merger Agreement and recommended that the stockholders of Allergan vote in favor of the Merger Proposal and the Merger-Related Named Executive Officer Compensation Proposal. These directors and executive officers may have interests in the Merger that are different from, or in addition to, those of Allergan stockholders generally. These interests include, but are not limited to, the continued employment of certain executive officers of Allergan by Actavis, the continued service of certain directors of Allergan as directors of Actavis, the treatment in the Merger of stock options, restricted stock, restricted stock units, bonus awards, change of control employment agreements and other rights held by Allergan directors and executive officers, and provisions in the Merger Agreement regarding continued indemnification of and advancement of expenses to Allergan directors and officers. Allergan stockholders should be aware of these interests when they consider the Allergan board of directors’ recommendation that they vote in favor of the Merger Proposal and the Merger-Related Named Executive Officer Compensation Proposal.

The Allergan board of directors was aware of these interests when it approved the Merger Agreement, determined that it was fair to the Allergan stockholders and recommended that the Allergan stockholders adopt the Merger Agreement. The interests of Allergan directors and executive officers are described in more detail in the section of this joint proxy statement/prospectus entitled “The Merger—Interests of Allergan’s Directors and Executive Officers in the Transactions” beginning on page 122 of this joint proxy statement/prospectus.

Allergan stockholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

Allergan stockholders currently have the right to vote in the election of Allergan’s board of directors and on other matters affecting Allergan. Upon the completion of the Merger, each Allergan stockholder will become a shareholder of Actavis with a percentage ownership of Actavis that is smaller than the stockholder’s prior percentage ownership of Allergan. It is currently expected that the former stockholders of Allergan as a group will receive shares in the Merger constituting approximately 28% of the outstanding Actavis ordinary shares immediately after the Merger. Because of this, Allergan stockholders will have less influence on the management and policies of Actavis than they now have on the management and policies of Allergan.

Actavis ordinary shares to be received by Allergan stockholders as a result of the Merger will have rights different from the shares of Allergan common stock.

Upon completion of the Merger, the rights of former Allergan stockholders who become Actavis shareholders will be governed by the memorandum of association and articles of association of Actavis and by Irish law. The rights associated with shares of Allergan common stock are different from the rights associated with Actavis ordinary shares. Material differences between the rights of stockholders of Allergan and the rights of shareholders of Actavis include differences with respect to, among other things, distributions, dividends, share repurchases and redemptions, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders, anti-takeover measures and provisions relating to the ability to amend the governing documents. See “Comparison of the Rights of Holders of Actavis Ordinary Shares and Allergan Common Stock” beginning on page 200 of this joint proxy statement/prospectus for a discussion of the different rights associated with Actavis ordinary shares and Allergan common stock.

The opinions of Actavis’ and Allergan’s financial advisors do not reflect changes in circumstances that may occur between the original signing of the Merger Agreement and the completion of the Merger.

The boards of directors of Actavis and Allergan have not obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus and do not expect to receive updated, revised or reaffirmed opinions prior to the completion of the Merger. Changes in the operations and prospects of Actavis or Allergan, general market and economic conditions and other factors that may be beyond the control of Actavis or Allergan, and on which Actavis’ and Allergan’s financial advisors’ opinions were based, may significantly alter the value of Allergan or Actavis or the prices of Actavis ordinary shares or Allergan common stock by the time the Merger is completed. The opinions do not speak as of the time the Merger will be completed or as of any date other than the date of such opinions. Because Actavis’ and Allergan’s financial advisors will not be updating their opinions, the opinions will not address the fairness of the Merger Consideration from a financial point of view at the time the Merger is completed. Actavis’ board of directors’ recommendation that Actavis shareholders vote “FOR” the Actavis Share Issuance Proposal and the Allergan board of directors’ recommendation that Allergan stockholders vote “FOR” the Merger Proposal, however, are made as of the date of this joint proxy statement/prospectus. For a description of the opinions that the boards of directors of Actavis and Allergan received from their respective financial advisors, please refer to “The Merger—Opinion of Actavis’ Financial Advisor” and “The Merger—Opinions of Allergan’s Financial Advisors” beginning on pages 87 and 95, respectively, of this joint proxy statement/prospectus.

Irish resident or ordinarily resident holders of Allergan common stock may be subject to Irish tax on chargeable gains on the cancellation of their shares of Allergan common stock.

Allergan stockholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or Allergan stockholders that hold their shares of Allergan common stock in connection with a trade carried on by such persons through an Irish branch or agency, will, subject to the availability of any exemptions and reliefs, generally be subject to Irish tax on chargeable gains arising on the cancellation of their shares of Allergan common stock pursuant to the Merger. On the basis that the Merger is treated as a “scheme of reconstruction or amalgamation” for Irish capital gains tax or corporation tax on chargeable gains (as applicable) (referred to in this joint proxy statement/prospectus as “Irish CGT”) purposes, being a scheme for the amalgamation of any two or more companies, is effected for bona fide commercial reasons and does not form part of any arrangement or scheme of which the main purpose or one of the main purposes is the avoidance of liability to tax, the following treatment should apply:

•	The receipt by such an Allergan stockholder of Actavis ordinary shares and cash (including any cash received in lieu of a fractional Actavis ordinary share) will be treated as a part disposal of his or her shares of Allergan common stock for Irish CGT purposes in respect of the cash consideration received. This may, subject to the availability of any exemptions and reliefs, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT in respect of the cash received; and

•	The Actavis ordinary shares received should be treated as the same asset as the cancelled shares of Allergan common stock and as acquired at the same time and for the same consideration as those cancelled shares of Allergan common stock as adjusted for the part of the consideration attributable to the part disposal in respect of the receipt of cash.

See “Certain Tax Consequences of the Merger—Irish Tax Considerations—Irish Tax on Chargeable Gains” beginning on page 167 of this joint proxy statement/prospectus for more information.

Actavis ordinary shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (referred to in this joint proxy statement/ prospectus as “CAT”) (currently levied at a rate of 33% above certain tax-free thresholds) could apply to a gift or inheritance of Actavis ordinary shares irrespective of the place of residence, ordinary residence, or domicile of the parties. This is because Actavis ordinary shares will be regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT. See “Certain Tax Consequences of the Merger—Irish Tax Considerations—Capital Acquisitions Tax (CAT)” beginning on page 172 of this joint proxy statement/ prospectus.

Risks Related to the Business of the Combined Company

Actavis may fail to realize all of the anticipated benefits of the Merger or those benefits may take longer to realize than expected. Actavis may also encounter significant difficulties in integrating the two businesses.

The ability of Actavis to realize the anticipated benefits of the Merger will depend, to a large extent, on Actavis’ ability to integrate the two businesses. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, Actavis and Allergan will be required to devote significant management attention and resources prior to closing to prepare for integrating, and Actavis will be required to devote significant management attention and resources post-closing to integrate, the business practices and operations of Actavis and Allergan. The integration process may disrupt the businesses and, if implemented ineffectively, would restrict the realization of the full expected benefits. The failure to meet the challenges involved in integrating the two businesses and to realize the anticipated benefits of the transactions could cause an interruption of, or a loss of momentum in, the activities of the combined company and could adversely affect the results of operations of the combined company.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer and other business relationships, and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the combination;

•	difficulties in the integration of operations and systems;

•	conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies;

•	difficulties in the assimilation of employees;

•	difficulties in managing the expanded operations of a significantly larger and more complex company;

•	challenges in keeping existing customers and obtaining new customers;

•	potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the Merger, including possible adverse tax consequences to the Actavis group pursuant to the anti-inversion rules under section 7874 (referred to in this joint proxy statement/prospectus as “Section 7874”) of the Internal Revenue Code of 1986, as amended (referred to in this joint proxy statement/prospectus as the “Code”), as a result of the Merger or otherwise;

•	challenges in attracting and retaining key personnel; and

•	coordinating a geographically dispersed organization.

Many of these factors will be outside of the control of Actavis or Allergan and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of operations of the combined company. In addition, even if the operations of the businesses of Actavis and Allergan are integrated successfully, the full benefits of the transactions may not be realized, including the synergies, cost savings or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in the integration of the businesses of Actavis and Allergan. All of these factors could cause dilution to the earnings per share of Actavis, decrease or delay the expected accretive effect of the transactions, and negatively impact the price of Actavis ordinary shares. As a result, it cannot be assured that the combination of Actavis and Allergan will result in the realization of the full benefits anticipated from the transactions.

Actavis and Allergan will incur direct and indirect costs as a result of the Merger.

Actavis and Allergan will incur substantial expenses in connection with and as a result of completing the Merger and, over a period of time following the completion of the Merger, Actavis further expects to incur substantial expenses in connection with coordinating the businesses, operations, policies and procedures of Actavis and Allergan. While Actavis has assumed that a certain level of transaction expenses will be incurred, factors beyond Actavis’ control could affect the total amount or the timing of these expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately.

If the Merger is consummated, Actavis will incur a substantial amount of debt to finance the aggregate Cash Consideration Portion and certain other amounts to be paid in connection with the Merger, which could adversely affect Actavis’ business, including by restricting its ability to engage in additional transactions or incur additional indebtedness or resulting in a downgrade or other adverse action with respect to Actavis’ credit rating.

In connection with the Merger, Actavis expects that one or more of its subsidiaries will (i) borrow up to $5.5 billion under the Term Facilities, (ii) issue and sell up to $22.0 billion in aggregate principal amount of Notes, (iii) under certain circumstances, borrow up to $4.698 billion in loans under the Cash Bridge Facility and (iv) if and to the extent the Notes or the Equity Securities are not issued and sold, borrow up to $30.9 billion in loans under the Bridge Facility. Following the completion of the Merger, the combined company will have a significant amount of indebtedness outstanding. On a pro forma basis, giving effect to the incurrence of indebtedness as described in “The Merger—Financing Relating to the Transactions” beginning on page 129 of this joint proxy statement/prospectus, the consolidated indebtedness of Actavis would be approximately $44.6 billion as of September 30, 2014. See “Unaudited Pro Forma Combined Financial Information” beginning on page 173 of this joint proxy statement/prospectus. Actavis’ net consolidated borrowing costs, which cannot be predicted at this time, will depend on rates in effect from time to time, the structure of the indebtedness, taxes and other factors.

This substantial level of indebtedness could have important consequences to Actavis’ business, including, but not limited to:

•	reducing the benefits Actavis expects to receive from the Merger;

•	making it more difficult for Actavis to satisfy its obligations;

•	limiting Actavis’ ability to borrow additional funds and increasing the cost of any such borrowing;

•	increasing Actavis’ vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

•	limiting Actavis’ flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	placing Actavis at a competitive disadvantage as compared to its competitors, to the extent that they are not as highly leveraged; and

•	restricting Actavis from pursuing certain business opportunities.

Actavis’ credit ratings impact the cost and availability of future borrowings and, accordingly, Actavis’ cost of capital. Actavis’ ratings at any time will reflect each rating organization’s then opinion of Actavis’ financial strength, operating performance and ability to meet its debt obligations. Following the announcement of the Merger, Standard & Poor’s Rating Services, Moody’s Investor Service, Inc. and Fitch Ratings, Inc. each reaffirmed its respective ratings of Actavis. However, there can be no assurance that Actavis will achieve a particular rating or maintain a particular rating in the future. Any reduction in Actavis’ credit ratings may limit Actavis’ ability to borrow at interest rates consistent with the interest rates that have been available to Actavis prior to the Merger. If Actavis’ credit ratings are downgraded or put on watch for a potential downgrade, Actavis may not be able to sell additional debt securities or borrow money in the amounts, at the times or interest rates or upon the more favorable terms and conditions that might be available if Actavis’ current credit ratings are maintained. Any impairment of Actavis’ ability to obtain future financing on favorable terms could have an adverse effect on Actavis’ ability to refinance the Bridge Facility, if drawn, with the issuance of debt securities or alternatives to the Bridge Facility on terms more favorable than under the Bridge Facility, or to refinance, to the extent the Cash Bridge Facility is not otherwise repaid using Allergan’s cash on hand, the Cash Bridge Facility.

Actavis expects that, for a period of time following the consummation of the Merger, Actavis will have significantly less cash on hand than the sum of cash on hand of Actavis and Allergan prior to the Merger. This reduced amount of cash could adversely affect Actavis’ ability to grow.

Actavis is expected to have, for a period of time following the consummation of the Merger, significantly less cash and cash equivalents on hand than the approximately $4.25 billion of combined cash and cash equivalents of the two companies as of September 30, 2014, and would have on a pro forma basis, giving effect to the Merger as if they had been consummated on September 30, 2014, no cash and cash equivalents. See “Unaudited Pro Forma Combined Financial Information” beginning on page 173 of this joint proxy statement/prospectus. Although the management of Actavis believes that it will have access to cash sufficient to meet Actavis’ business objectives and capital needs, the lessened availability of cash and cash equivalents for a period of time following the consummation of the Merger could constrain Actavis’ ability to grow its business. Actavis’ more leveraged financial position following the Merger could also make it vulnerable to general economic downturns and industry conditions, and place it at a competitive disadvantage relative to its competitors that have more cash at their disposal. In the event that Actavis does not have adequate capital to maintain or develop its business, additional capital may not be available to Actavis on a timely basis, on favorable terms, or at all.

Disruption in the financial markets could affect Actavis’ ability to refinance the bridge loan facilities on favorable terms, or at all.

If and to the extent drawn, the $30.9 billion Bridge Facility must be repaid within 364 days after the consummation of the Merger and, if the $4.698 billion Cash Bridge Facility is necessary, the Cash Bridge

Facility must be repaid within 60 days after the consummation of the Merger. Actavis anticipates refinancing, or obtaining alternative financing to repay, the Bridge Facility and, to the extent the Cash Bridge Facility is not otherwise repaid using Allergan’s cash on hand, the Cash Bridge Facility. Disruptions in the commercial credit markets or uncertainty in the United States, European Union or elsewhere could result in a tightening of financial markets. As a result of financial market turmoil, Actavis may not be able to obtain alternate financing in order to repay the bridge loan facilities or refinance the bridge loan facilities on favorable terms (or at all).

If Actavis is unable to successfully obtain alternative financing or refinance the bridge loan facilities at favorable terms and conditions (including, but not limited to, pricing and other fee payments), this could result in additional costs to Actavis. If Actavis is unable to obtain alternate financing or refinance at all, the outstanding amounts under the $30.9 billion Bridge Facility must be repaid within 364 days after the consummation of the Merger and, if the $4.698 billion Cash Bridge Facility is necessary, the Cash Bridge Facility must be repaid within 60 days after the consummation of the Merger.

Actavis’ and Allergan’s actual financial positions and results of operations may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The pro forma financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what Actavis’ financial position or results of operations would have been had the transactions been completed on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of Actavis, certain companies previously acquired by Actavis, and Allergan and certain adjustments and assumptions have been made regarding the combined company after giving effect to the transactions. The assets and liabilities of Allergan have been measured at fair value based on various preliminary estimates using assumptions that Actavis management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations. In addition, Actavis, Allergan and their respective affiliates are involved in various disputes, governmental and/or regulatory inspections, investigations and proceedings, and litigation matters that arise from time to time, and it is possible that an unfavorable resolution of these matters will adversely affect Actavis or Allergan and their respective results of operations, financial condition and cash flows. They and their respective affiliates also engage from time to time in settlement discussions regarding such proceedings, including matters involving federal and state authorities. The impact of such settlements could be material to their results of operation, however, there can be no assurance that any such ongoing settlement discussions will result in actual settlements.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Actavis’ financial condition or results of operations following the closing. Any potential decline in Actavis’ financial condition or results of operations may cause significant variations in the share price of Actavis. See “Unaudited Pro Forma Combined Financial Information” beginning on page 173 of this joint proxy statement/prospectus.

The Merger may not be accretive and may cause dilution to Actavis’ earnings per share, which may negatively affect the market price of Actavis ordinary shares.

Although Actavis currently anticipates that the Merger will be accretive to earnings per share (on a non-GAAP adjusted earnings basis) from and after the Merger, this expectation is based on preliminary estimates, which may change materially.

As described and based on the assumptions in the section of this joint proxy statement/prospectus entitled “The Merger—Consideration to Allergan Stockholders” beginning on page 68, Actavis expects to issue or reserve for issuance approximately 128 million ordinary shares to pay the aggregate stock portion of the Merger Consideration to Allergan stockholders and assume Allergan equity-based awards at the closing of the Merger. Actavis also expects to issue ordinary shares and/or mandatorily convertible preferred equity interests to finance a portion of the aggregate cash portion of the Merger Consideration on terms that cannot be predicted.

In addition, Actavis could also encounter additional transaction-related costs or other factors such as the failure to realize all of the benefits anticipated in the Merger. All of these factors could cause dilution to Actavis’ earnings per share or decrease or delay the expected accretive effect of the Merger and cause a decrease in the market price of Actavis ordinary shares.

The Internal Revenue Service may not agree that Actavis is a foreign corporation for U.S. federal tax purposes.

Although Actavis is incorporated in Ireland, the Internal Revenue Service (referred to in this joint proxy statement/prospectus as the “IRS”) may assert that Actavis should be treated as a U.S. corporation for U.S. federal tax purposes pursuant to Section 7874. For U.S. federal tax purposes, a corporation generally is classified as either a U.S. corporation or a foreign corporation by reference to the jurisdiction of its organization or incorporation. Because Actavis is an Irish incorporated entity, it would generally be classified as a foreign corporation under these rules. Section 7874 provides an exception to this general rule under which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal tax purposes.

Under Section 7874, a corporation created or organized outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring all the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (including the receipt of the foreign corporation’s shares in exchange for the U.S. corporation’s shares), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of organization or incorporation relative to such expanded affiliated group’s worldwide activities. For purposes of Section 7874, multiple acquisitions of U.S. corporations by a foreign corporation, if treated as part of a plan or series of related transactions, may be treated as a single acquisition. If multiple acquisitions of U.S. corporations are treated as a single acquisition, all shareholders of the acquired U.S. corporations would be aggregated for purposes of the test set forth above concerning such shareholders holding at least 80% (by either vote or value) of the shares of the foreign acquiring corporation after the acquisitions by reason of holding shares in the acquired U.S. corporations.

On October 1, 2013, Actavis acquired all of the capital stock of Actavis, Inc., a Nevada corporation, and Warner Chilcott plc, a company incorporated under the laws of Ireland (referred to in this joint proxy statement/prospectus as the “Warner Chilcott Transaction”). Subsequently, on July 1, 2014, Actavis acquired all of the common stock of Forest Laboratories, Inc., a company incorporated under the laws of the State of Delaware (referred to in this joint proxy statement/prospectus as the “Forest Transaction”). Actavis believes that, in the Warner Chilcott Transaction, the Actavis, Inc. shareholders received less than 80% (by both vote and value) of the Actavis shares and consequently that the test set forth above to treat Actavis as a foreign corporation was satisfied. However, the law and Treasury regulations promulgated under Section 7874 are relatively new and somewhat unclear, and thus it cannot be assured that the IRS will agree that the ownership requirements to treat Actavis as a foreign corporation were met in the Warner Chilcott Transaction. Moreover, even if such ownership requirements were met in the Warner Chilcott Transaction and the Forest Transaction, the IRS may assert that, even though the Merger is a separate transaction from the Warner Chilcott Transaction and the Forest Transaction, the Merger should be integrated with the Warner Chilcott Transaction and the Forest Transaction as a single transaction. In the event the IRS were to prevail with such assertion, Actavis would be treated as a U.S. corporation for U.S. federal tax purposes and significant adverse tax consequences would result for Actavis.

See “Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger—Tax Consequences to Actavis” beginning on page 160 of this joint proxy statement/prospectus for a full discussion of the application of Section 7874 to the transactions.

Actavis’ status as a foreign corporation for U.S. federal tax purposes could be affected by a change in law.

Actavis believes that, under current law, it is treated as a foreign corporation for U.S. federal tax purposes. However, changes to the inversion rules in Section 7874 or the U.S. Treasury Regulations promulgated thereunder or other IRS guidance could adversely affect Actavis’ status as a foreign corporation for U.S. federal tax purposes, and any such changes could have prospective or retroactive application to Actavis, Allergan, their respective stockholders, shareholders and affiliates, and/or the Merger. In addition, recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, limit the ability of foreign-owned corporations to deduct interest expense, and to make other changes in the taxation of multinational corporations. Such legislation, if passed, could have an adverse effect on Actavis. For example, in March 2014, the President of the United States proposed legislation that would amend the anti-inversion rules. Furthermore, in September 2014, the U.S. Treasury and the IRS issued additional guidance stating that they intend to issue regulations that will address certain inversion transactions.

Section 7874 likely will limit Actavis’ and its U.S. affiliates’ ability to utilize certain U.S. tax attributes of Allergan and its U.S. affiliates to offset certain U.S. taxable income, if any, generated by the Merger or certain specified transactions for a period of time following the Merger.

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes such as net operating losses to offset U.S. taxable income resulting from certain transactions. Based on the limited guidance available, Actavis believes that this limitation applies to Actavis and its U.S. affiliates following the Warner Chilcott Transaction and as a result, Actavis currently does not expect that it or its U.S. affiliates (including Allergan and its U.S. affiliates after the Merger) will be able to utilize certain U.S. tax attributes of Allergan and its U.S. affiliates to offset their U.S. taxable income, if any, resulting from certain specified taxable transactions. See “Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger—Tax Consequences to Actavis” beginning on page 160 of this joint proxy statement/prospectus.

Future changes to U.S. and foreign tax laws could adversely affect Actavis.

The U.S. Congress, the Organisation for Economic Co-operation and Development and other government agencies in jurisdictions where Actavis and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. On September 16, 2014, the Organisation for Economic Co-operation and Development released the first seven components of its comprehensive plan to create an agreed set of international rules for fighting base erosion and profit shifting. As a result, the tax laws in the United States, Ireland, and other countries in which Actavis and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect Actavis and its affiliates (including Allergan and its affiliates after the Merger).

Moreover, U.S. and foreign tax authorities may carefully scrutinize companies that result from a cross-border business combination, such as Actavis, which may lead such authorities to assert that Actavis owes additional taxes.

Legislative or other governmental action relating to the denial of U.S. federal or state governmental contracts to U.S. companies that redomicile abroad could adversely affect Actavis’ business.

Various U.S. federal and state legislative and other proposals that would deny governmental contracts to U.S. companies (and subsidiaries of U.S. companies) that move (or have moved) their corporate location abroad may affect Actavis if adopted. The likelihood that any such proposals might be adopted, the nature of regulations that might be promulgated, or the effect such adoptions and increased regulatory scrutiny might have on Actavis’ business cannot be predicted.

Transfers of Actavis ordinary shares, other than by means of the transfer of book-entry interests in the Depository Trust Company, may be subject to Irish stamp duty.

For the majority of transfers of Actavis ordinary shares, there will not be any Irish stamp duty. Transfers of Actavis ordinary shares effected by means of the transfer of book-entry interests in the Depository Trust Company (referred to in this joint proxy statement/prospectus as “DTC”) are not subject to Irish stamp duty. However, if you hold your Actavis ordinary shares directly rather than beneficially through DTC, any transfer of your Actavis ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). A shareholder who directly holds Actavis ordinary shares may transfer those shares into his or her own broker account to be held through DTC (or vice versa) without giving rise to Irish stamp duty provided that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not in contemplation of a sale of the shares by a beneficial owner to a third party.

Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your shares. See “Certain Tax Consequences of the Merger—Irish Tax Considerations—Stamp Duty” beginning on page 168 of this joint proxy statement/prospectus.

In certain limited circumstances, dividends paid by Actavis may be subject to Irish dividend withholding tax.

In certain limited circumstances, Irish dividend withholding tax (referred to in this joint proxy statement/prospectus as “DWT”) (currently at a rate of 20%) may arise in respect of dividends, if any, paid on Actavis ordinary shares. A number of exemptions from DWT exist pursuant to which shareholders resident in the United States and shareholders resident in the countries listed in Annex F attached to this joint proxy statement/prospectus (referred to in this joint proxy statement/prospectus as the “Relevant Territories”) may be entitled to exemptions from DWT.

See “Certain Tax Consequences of the Merger—Irish Tax Considerations—Withholding Tax on Dividends (DWT)” beginning on page 169 of this joint proxy statement/prospectus and, in particular, please note the requirement to complete certain relevant Irish Revenue Commissioners DWT forms (referred to in this joint proxy statement/prospectus as “DWT Forms”) in order to qualify for many of the exemptions.

Dividends paid in respect of Actavis ordinary shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such shares in the records of the broker holding such shares is recorded as being in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by Actavis). Similarly, dividends paid in respect of Actavis ordinary shares that are held outside of DTC and are owned by a former Allergan stockholder who is a resident of the United States will not be subject to DWT if such shareholder has provided a completed IRS Form 6166 or a valid DWT Form to Actavis’ transfer agent to confirm its U.S. residence and claim an exemption. Actavis shareholders resident in other Relevant Territories may also be eligible for exemption from DWT on dividends paid in respect of their Actavis shares provided they have furnished valid DWT Forms to their brokers (in respect of such shares held through DTC) (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by Actavis) or to Actavis’ transfer agent (in respect of such shares held outside of DTC). However, other Actavis shareholders may be subject to DWT, which if you are such a shareholder could adversely affect the price of your shares. See “Certain Tax Consequences of the Merger—Irish Tax Considerations—Withholding Tax on Dividends (DWT)” beginning on page 169 of this joint proxy statement/prospectus for more information on DWT.

Risks Related to Actavis’ Business

You should read and consider the risk factors specific to Actavis’ businesses that will also affect the combined company after the Merger. These risks are described in Part I, Item 1A of Actavis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Warner Chilcott Limited’s Registration Statement on Form S-4, effective as of October 15, 2014, and the related prospectus, and in other documents that are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus for the location of information incorporated by reference in this joint proxy statement/prospectus.

Risks Related to Allergan’s Business

You should read and consider the risk factors specific to Allergan’s business that will also affect the combined company after the Merger. These risks are described in Part I, Item 1A of Allergan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as supplemented and amended by the risk factors described in Part II, Item 1A of Allergan’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2014, June 30, 2014 and September 30, 2014, and in other documents that are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus for the location of information incorporated by reference in this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements contained in this communication that refer to Actavis’ or Allergan’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ or Allergan’s, as applicable, current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Merger, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transactions. It is important to note that Actavis’ and Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ and Allergan’s current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Merger; subsequent integration of the Allergan business and the ability to recognize the anticipated synergies and benefits of the Merger; the ability to obtain required regulatory approvals for the transactions (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transactions; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Merger may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transactions; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Allergan debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, and in other documents that are incorporated by reference into this joint proxy statement/prospectus and from time to time in Actavis’ other investor communications, and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s annual report on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, and in other documents that are incorporated by reference into this joint proxy statement/prospectus and from time to time in Allergan’s other investor communications. Except as expressly required by law, Actavis and Allergan disclaim any intent or obligation to update or revise these forward-looking statements.

SELECTED HISTORICAL FINANCIAL DATA OF ACTAVIS

The financial information as of and for the fiscal years ended December 31, 2009 through December 31, 2013 was derived from the audited consolidated financial statements of Actavis (and from the unaudited consolidated financial statements of its predecessor entities, as applicable, for the financial information as of December 31, 2011, and as of and with respect to the years ended December 31, 2009 and December 31, 2010) and from Actavis’ unaudited condensed consolidated financial statements for the nine months ended September 30, 2014 and September 30, 2013. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Actavis and the related notes, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Actavis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2014, June 30, 2014 and September 30, 2014, that Actavis previously filed with the SEC and that are incorporated by reference into this joint proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the section entitled “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus.

(In millions, except per share amounts)	Nine months ended September 30,		Years ended December 31,
	2014(2)(3)	2013(7)	2013(3)(4)(7)	2012(7)	2011	2010	2009(8)
Operating Highlights:
Net Revenues	$9,005.4	$5,898.3	$8,677.6	$5,914.9	$4,584.4	$3,566.9	$2,793.0
Operating (loss)/income	$(638.1)	$(355.2)	$(423.2)	$315.7	$523.4	$305.4	$383.9
Net (loss)/income attributable to Actavis ordinary shareholders	$(897.6)	$(602.0)	$(750.4)	$97.3	$260.9	$184.4	$222.0
Basic (loss)/earnings per share	$(4.39)	$(4.57)	$(5.27)	$0.77	$2.10	$1.51	$2.11
Diluted (loss)/earnings per share	$(4.39)	$(4.57)	$(5.27)	$0.76	$2.06	$1.48	$1.96

Weighted average ordinary shares outstanding:
Basic	204.4	131.7	142.3	125.8	124.5	122.4	105.0
Diluted	204.4	131.7	142.3	128.4	126.5	124.2	116.4

	At September 30,		At December 31,
(In millions)	2014(1)(2)(3)	2013(4)(5)(6)(7)	2013(3)(4)(5)(6)(7)	2012(7)	2011	2010	2009(8)
Balance Sheet Highlights:
Current assets	$6,252.3	$4,073.4	$4,434.7	$3,838.3	$2,569.7	$1,786.7	$1,749.2
Working capital, excluding assets and liabilities held for sale	$1,646.3	$1,266.2	$1,115.4	$1,089.0	$730.2	$978.7	$721.6
Total assets	$53,467.4	$13,644.1	$22,725.9	$14,114.8	$6,698.3	$5,686.6	$5,772.4
Total debt	$15,537.1	$6,310.4	$9,052.0	$6,433.3	$1,033.0	$1,016.1	$1,457.8
Total equity	$29,145.0	$3,748.0	$9,537.1	$3,856.4	$3,562.5	$3,282.6	$3,023.1

(1)	On July 2, 2014, Actavis completed the acquisition of Furiex Pharmaceuticals, Inc. (which acquisition is referred to in this joint proxy statement/prospectus as the “Furiex Transaction”). The Furiex Transaction had the impact of increasing Actavis’ intangible assets.

(2)

On July 1, 2014, Actavis completed the Forest Transaction. Forest was a leading, fully integrated, specialty pharmaceutical company largely focused on the U.S. market. Forest marketed a portfolio of branded drug products and developed new medicines to treat patients suffering from diseases principally in the following therapeutic areas: central nervous system, cardiovascular, gastrointestinal, respiratory, anti-infective, and cystic fibrosis. Beginning July 1, 2014, the following items were included in Actavis’ operating results:

•	total revenues and related cost of sales for Forest products;

•	selling, general and administrative expenses and research and development expenses;

•	amortization expense for intangible assets acquired; and

•	increased interest expense from the senior secured notes assumed and the indebtedness incurred.

(3)	On October 1, 2013, Actavis completed the Warner Chilcott Transaction. Warner Chilcott plc was a leading specialty pharmaceutical company focused on women’s healthcare, gastroenterology, urology and dermatology segments of the branded pharmaceuticals market, primarily in North America. Beginning October 1, 2013, the following items were included in Actavis’ operating results:

•	total revenues and related cost of sales for Warner Chilcott plc products;

•	selling, general and administrative expenses and research and development expenses;

•	amortization expense for intangible assets acquired; and

•	increased interest expense from the senior secured notes assumed and the $2.0 billion aggregate term loan indebtedness assumed, and subsequently refinanced, in connection with the Warner Chilcott Transaction.

(4)	On August 1, 2013, Actavis, Inc. entered into a transaction with Palau Pharma, S.A. (referred to in this joint proxy statement/prospectus as “Palau”) to acquire worldwide product rights to develop and commercialize albaconazole for the treatment of candidiasis. Actavis, Inc. simultaneously entered into a manufacturing and supply agreement with Palau for the supply of clinical and commercial quantities of the products. In connection with the execution of the agreements, Actavis, Inc. paid an upfront non-refundable payment of €10.0 million, or $13.4 million to Palau, which was recorded as R&D expense in the year ended December 31, 2013.

(5)	On June 11, 2013, Actavis, Inc. entered into an exclusive license agreement with Medicines360 to market, sell and distribute Medicines360 LNG20 intrauterine device in the U.S. and in Canada for a payment of approximately $52.3 million. Actavis will also pay Medicines360 certain regulatory and sales based milestone payments totaling up to nearly $125.0 million plus royalties. Medicines360 retains the rights to market the product in the U.S. public sector, including family planning clinics that provide services to low-income women. LNG20, originally developed by Uteron Pharma S.P.R.L. in Belgium (now a subsidiary of Actavis), is designed to deliver 20 mcg of levonorgestrel per day for the indication of long term contraception, and is currently in Phase III clinical trials in the United States. Pending Food and Drug Administration (referred to in this joint proxy statement/prospectus as the “FDA”) approval, the LNG20 product is anticipated to be launched in 2015.

(6)	On January 23, 2013, Actavis, Inc. completed the acquisition of Uteron Pharma, SA for approximately $142.0 million in cash, plus assumption of debt and other liabilities of $7.7 million and up to $155.0 million in potential future milestone payments (referred to in this joint proxy statement/prospectus as the “Uteron Acquisition”). The Uteron Acquisition expanded Actavis’ specialty brands’ pipeline of women’s health products including two potential near term commercial opportunities in contraception and infertility, and one oral contraceptive project projected to launch by 2018. Several additional products in earlier stages of development are also included in the acquisition.

(7)

On October 31, 2012, Watson Pharmaceuticals, Inc. (referred to in this joint proxy statement/prospectus as “Watson”) completed the acquisition of the entire issued share capital of Actavis, Inc., a Delaware corporation, Actavis Pharma Holding 4 ehf., a company incorporated in Iceland, and Actavis S.à r.l., a company incorporated in Luxembourg (referred to in this joint proxy statement/prospectus as the “Actavis Group”). As of December 31, 2012, the estimated number of shares contingently issuable in connection with the Actavis Group earn-out was calculated to be 3.85 million shares. In the year ended December 31, 2013, the decision was made to award the remaining 1.65 million shares. The 1.65 million additional shares are included in the basic weighted average common shares outstanding for the year ended December 31, 2013 beginning on March 28, 2013. The Actavis Group was a privately held generic pharmaceutical company specializing in the development, manufacture and sale of generic pharmaceuticals. Actavis’ financial statements included in this report do not include the financial results of the Actavis Group for any of the periods presented prior to October 31, 2012.

(8)	On December 2, 2009, Watson acquired all the outstanding equity of the Arrow Group in exchange for cash consideration of $1.05 billion, approximately 16.9 million shares of Watson restricted common stock and 200,000 shares of its mandatorily redeemable preferred stock and certain contingent consideration. The fair value of the total consideration was approximately $1.95 billion.

SELECTED HISTORICAL FINANCIAL DATA OF ALLERGAN

The following selected historical consolidated financial data is derived from Allergan’s audited consolidated financial statements for each of the years ended December 31, 2013, 2012, 2011, 2010 and 2009 and from Allergan’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2014 and 2013. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Allergan and the related notes, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Allergan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Quarterly Reports on Form 10-Qs for the periods ended March 31, 2014, June 30, 2014 and September 30, 2014 that Allergan previously filed with the SEC and that are incorporated by reference into this joint proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the section entitled “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus.

(In millions, except per share amounts)	Nine Months ended September 30,		Years ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Operating Highlights:
Total Revenues	$5,327.4	$4,616.0	$6,300.4	$5,646.6	$5,216.0	$4,919.4	$4,503.6
Operating income	$1,382.6	$1,354.5	$1,809.3	$1,611.0	$1,374.6	$258.6	$928.0
Net earnings attributable to Allergan, Inc.	$987.0	$672.2	$985.1	$1,098.8	$934.5	$0.6	$621.3
Net basic earnings per share attributable to Allergan, Inc. stockholders	$3.32	$2.27	$3.32	$3.64	$3.07	$0.00	$2.05
Net diluted earnings per share attributable to Allergan, Inc. stockholders	$3.25	$2.23	$3.26	$3.58	$3.01	$0.00	$2.03

Weighted average number of common shares outstanding:
Basic	297.5	296.7	296.8	301.5	304.4	303.4	303.6
Diluted	303.6	301.9	301.8	307.1	310.2	308.0	305.8

	At September 30,		At December 31,
(In millions)	2014	2013	2013	2012	2011	2010	2009
Balance Sheet Highlights:(1)
Current assets	$6,103.8	$4,932.4	$5,319.7	$4,934.9	$4,048.3	$3,993.7	$3,106.3
Working capital	$4,536.8	$3,732.7	$4,075.4	$3,839.4	$3,093.3	$2,465.3	$2,294.7
Total assets	$11,645.8	$10,144.6	$10,574.3	$9,179.3	$8,508.6	$8,308.1	$7,536.6
Long-term debt, excluding current portion	$2,088.6	$2,101.5	$2,098.3	$1,512.4	$1,515.4	$1,534.2	$1,491.3
Total stockholders’ equity	$7,110.7	$6,085.9	$6,463.2	$5,837.1	$5,309.6	$4,757.7	$4,822.8

(1)	On December 2, 2013, Allergan completed the sale of its obesity intervention business and retrospectively adjusted the information included in the summary of operations for the years ended December 31, 2012 and 2011 and the information included in the financial position as of December 31, 2012 to reflect the obesity intervention business as discontinued operations. Based on an accounting policy election, Allergan did not retrospectively adjust the information included in the summary of operations for the years ended December 31, 2010 and 2009 and the information included in the financial position as of December 31, 2011, 2010 and 2009.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following selected unaudited pro forma combined financial data (referred to in this joint proxy statement/prospectus as the “selected pro forma data”) gives effect to the acquisition of Allergan by Actavis. The selected pro forma data has been prepared using the acquisition method of accounting under U.S. GAAP, under which the assets and liabilities of Allergan will be recorded by Actavis at their respective fair values as of the date the Merger is completed. The selected unaudited pro forma combined balance sheet data as of September 30, 2014, gives a preliminary effect to the Merger as if it had occurred on September 30, 2014. The selected unaudited pro forma combined statement of operations data for the year ended December 31, 2013 and the nine months ended September 30, 2014, gives effect to the Merger as if it had occurred on January 1, 2013.

The selected pro forma data, which is preliminary in nature, has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information of the combined company appearing elsewhere in this joint proxy statement/prospectus and the accompanying notes to the unaudited pro forma combined financial information. In addition, the unaudited pro forma combined financial information was based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of each of Actavis, Allergan, Forest, Aptalis, and Warner Chilcott plc for the applicable periods, which have been incorporated in this joint proxy statement/prospectus by reference. See “Where You Can Find More Information” and “Unaudited Pro Forma Combined Financial Information” beginning on pages 262 and 173, respectively, of this joint proxy statement/prospectus for additional information. The selected pro forma data has been presented in accordance with SEC Regulation S-X Article 11 for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Merger been completed as of the dates indicated. In addition, the selected pro forma data does not purport to project the future financial position or operating results of the combined company. Also, as explained in more detail in the accompanying notes to the unaudited pro forma combined financial information, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma data is subject to adjustment and may vary significantly from the fair values that will be recorded upon completion of the Merger.

Selected Unaudited Pro Forma Combined Statement of Operations Data

(In millions, except per share data)	For the Year ended December 31, 2013	For the Nine Months ended September 30, 2014
Net Revenues	$20,809.0	$16,630.8
Net loss attributable to ordinary shareholders	$(5,310.5)	$(4,070.6)
Loss per ordinary share—basic	$(14.16)	$(10.00)
Loss per ordinary share—diluted	$(14.16)	$(10.00)
Weighted-average number of ordinary shares outstanding—basic	375.1	406.9
Weighted-average number of ordinary shares outstanding—diluted	375.1	406.9

Selected Unaudited Pro Forma Combined Balance Sheet Data

(In millions)	As of September 30, 2014
Total assets	$137,447.8
Total indebtedness and capital leases	$44,558.7
Shareholders’ equity	$68,820.0

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL DATA

The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for Actavis ordinary shares and shares of Allergan common stock. The unaudited pro forma and pro forma equivalent per share financial information gives effect to the Merger as if it had occurred on September 30, 2014 for book value per share data and as of January 1, 2013 for net earnings (loss) per share data.

The pro forma per share balance sheet information combines Actavis’ September 30, 2014 unaudited consolidated balance sheet with Allergan’s September 30, 2014 unaudited consolidated balance sheet.

The fiscal years of Actavis, Allergan, and Warner Chilcott plc ended on December 31. The fiscal years of Forest and Aptalis ended on March 31 and September 30, respectively.

The following unaudited pro forma combined statement of operations for the 12 months ended December 31, 2013 was prepared based on (i) the historical consolidated statement of operations of Actavis for the 12 months ended December 31, 2013, (ii) the historical consolidated statement of operations of Allergan for the 12 months ended December 31, 2013, (iii) the historical consolidated statement of operations of Forest for the 12 months ended December 31, 2013, which was derived by adding the consolidated statement of operations for nine months ended December 31, 2013 and subtracting the consolidated statement of operations for the nine months ended December 31, 2012 to and from the consolidated statement of operations for the fiscal year ended March 31, 2013, (iv) the historical consolidated statement of operations of Aptalis for the 12 months ended December 31, 2013, which was derived by adding the consolidated statement of operations for the three months ended December 31, 2013 and subtracting the consolidated statement of operations for the three months ended December 31, 2012 to and from the consolidated statement of operations for the fiscal year ended September 30, 2013, and (v) the historical consolidated statement of operations of Warner Chilcott plc for the nine months ended September 30, 2013.

The following unaudited pro forma combined statement of operations for the nine months ended September 30, 2014 was prepared based on (i) the historical consolidated statement of operations of Actavis for the nine months ended September 30, 2014, (ii) the historical consolidated statement of operations of Allergan for the nine months ended September 30, 2014, (iii) the historical consolidated statement of operations of Forest for the six months ended June 30, 2014, which was derived by subtracting the consolidated statement of operations for the nine months ended December 31, 2013 and adding the consolidated statement of operations for the fiscal year ended March 31, 2014 from and to the consolidated statement of operations for the three months ended June 30, 2014, and (iv) the historical consolidated statement of operations of Aptalis for the one month ended January 31, 2014.

The Allergan pro forma equivalent data per ordinary share financial information was calculated by multiplying the combined unaudited pro forma data per ordinary share amounts by the exchange ratio of 0.3683 per Allergan common share. The Forest pro forma equivalent data per ordinary share financial information was based on the actual share issuance on July 1, 2014 in connection with the Forest Transaction.

The following information should be read in conjunction with the audited financial statements of Actavis, Warner Chilcott plc, Forest, Aptalis and Allergan, that are incorporated by reference in this joint proxy statement/prospectus, and the financial information contained in the “Unaudited Pro Forma Combined Financial Information” and “Selected Historical Financial Data of Actavis” sections of this joint proxy statement/prospectus, beginning on pages 173 and 48, respectively, of this joint proxy statement/prospectus. The unaudited pro forma information below, which is preliminary in nature, is presented in accordance with SEC Regulation S-X Article 11 for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	For the Year ended December 31, 2013	As of and for the Nine Months ended September 30, 2014
Actavis Historical Data per Ordinary Share
Loss per share attributable to ordinary shareholders
Basic	$(5.27)	$(4.39)
Diluted	(5.27)	(4.39)
Cash dividends declared per ordinary share	—	—
Book value per ordinary share	N/A	$110.01

	For the Year ended December 31, 2013	As of and for the Nine Months ended September 30, 2014
Allergan Historical Data per Common Share
Net earnings per share attributable to Allergan, Inc. stockholders
Basic	$3.32	$3.32
Diluted	3.26	3.25
Cash dividends per share	$0.20	$0.15
Book value per share	N/A	$23.89

	For the Year ended December 31, 2013	As of and for the Nine Months ended September 30, 2014
Actavis Combined Unaudited Pro Forma Data per Ordinary Share
Loss per share attributable to ordinary shareholders
Basic	$(14.16)	$(10.00)
Diluted	(14.16)	(10.00)
Cash dividends declared per ordinary share(1)	—	—
Book value per ordinary share	N/A	$168.70

(1)	Same as Actavis historical as there has been no change in dividend policy.

	For the Year ended December 31, 2013	As of and for the Nine Months ended September 30, 2014
Allergan Unaudited Pro Forma Equivalent Data per Common Share
Loss per share attributable to common shareholders
Basic	$(5.21)	$(3.68)
Diluted	(5.21)	(3.68)
Cash dividends declared per common share	—	—
Book value per common share	N/A	$62.13

THE ACTAVIS EXTRAORDINARY GENERAL MEETING

Date, Time and Place of the Actavis Extraordinary General Meeting

Actavis will convene the Actavis EGM on March 10, 2015 at 8:30 a.m. (local time), at 1 Grand Canal Square, Docklands, Dublin 2, Ireland. On or about January [—], 2015, Actavis commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the Actavis EGM.

Purpose of the Actavis Extraordinary General Meeting

This joint proxy statement/prospectus is being provided to Actavis shareholders as part of a solicitation of proxies by the Actavis board of directors for use at the Actavis EGM. This joint proxy statement/prospectus provides Actavis’ shareholders with important information they need to know to be able to vote, or instruct their brokers, banks and other nominees to vote, at the Actavis EGM.

At the Actavis EGM, Actavis shareholders will be asked to consider and vote on the proposals described below:

Actavis EGM Resolution #1: a proposal to approve the issuance of Actavis ordinary shares pursuant to the Merger Agreement; and

Actavis EGM Resolution #2: a proposal to adjourn the Actavis EGM, or any adjournments thereof, to another time and place if necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes at the time of the Actavis EGM to approve the Actavis Share Issuance Proposal.

Recommendation of the Actavis Board of Directors

THE ACTAVIS BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT ACTAVIS SHAREHOLDERS VOTE FOR THE ACTAVIS SHARE ISSUANCE PROPOSAL.

THE ACTAVIS BOARD OF DIRECTORS ALSO UNANIMOUSLY RECOMMENDS THAT ACTAVIS SHAREHOLDERS VOTE FOR THE ACTAVIS ADJOURNMENT PROPOSAL.

Set forth below is a table summarizing certain information with respect to the Actavis EGM Resolutions:

Actavis EGM Resolution #	Resolution	Ordinary or Special Resolution?	Transaction Conditioned on Approval of Resolution?
1	Approve the Actavis Share Issuance Proposal and authorize the directors of Actavis to take all such actions as they consider necessary or appropriate for carrying the share issuance into effect.	Ordinary	Yes

2	Approve the Actavis Adjournment Proposal.	Ordinary	No

Completion of the Merger is conditioned on approval of the Actavis Share Issuance Proposal, but is not conditioned on the approval of the Actavis Adjournment Proposal. The issuance of Actavis ordinary shares in the Merger will become effective only if the Merger is completed.

For both of the Actavis EGM Resolutions, because the votes required to approve such resolutions are based on votes properly cast at the meeting, and because abstentions are not considered votes properly cast, abstentions, along with failures to vote, will have no effect on the Actavis EGM Resolutions (except that failures to vote will not, but abstentions will, be counted towards determining whether a quorum is present).

Actavis Record Date and Quorum

Record Date

Only holders of Actavis ordinary shares as of the close of business on January 22, 2015, the record date for the Actavis EGM, will be entitled to notice of, and to vote at, the Actavis EGM or any adjournments thereof. On the Actavis record date, there were 266,142,831 Actavis ordinary shares outstanding, held by 1,747 registered holders. Each outstanding Actavis ordinary share is entitled to one vote on each proposal and any other matter properly coming before the Actavis EGM.

Quorum

At least two persons holding or representing by proxy (whether or not such holder actually exercises his voting rights in whole, in part or at all at the Actavis EGM) more than 50% of the total issued voting rights of Actavis’ shares will constitute a quorum for the Actavis EGM. Abstentions will be counted as present for purposes of determining whether there is a quorum.

Required Vote

The affirmative vote of a majority of the votes cast, either by person or by proxy, by shareholders entitled to vote on the Actavis Share Issuance Proposal and the Actavis Adjournment Proposal at the Actavis EGM is required to approve the Actavis Share Issuance Proposal and the Actavis Adjournment Proposal.

As of the Actavis record date, directors and executive officers of Actavis and their affiliates owned and were entitled to vote 756,354 Actavis ordinary shares, representing less than 1% of the Actavis ordinary shares outstanding on that date. Actavis currently expects that Actavis’ directors and executive officers will vote their shares in favor of the Actavis Share Issuance Proposal and the Actavis Adjournment Proposal, although none of them has entered into any agreements obligating them to do so.

Treatment of Abstentions; Failure to Vote

For purposes of the Actavis EGM, an abstention occurs when an Actavis shareholder attends the Actavis EGM in person and does not vote or returns a proxy with an “abstain” vote. For both of the Actavis EGM Resolutions, because the votes required to approve such resolutions are based on votes properly cast at the meeting, and because abstentions are not considered votes properly cast, abstentions, along with failures to vote, will have no effect on the Actavis EGM Resolutions (except that failures to vote will not, but abstentions will, be counted towards determining whether a quorum is present).

Voting on Proxies; Incomplete Proxies

Giving a proxy means that an Actavis shareholder authorizes the persons named in the enclosed proxy card to vote his, her or its ordinary shares at the Actavis EGM in the manner it directs. An Actavis shareholder may vote by proxy or in person at the Actavis EGM. If you hold Actavis ordinary shares in your name as a registered Actavis shareholder, to submit a proxy, you may use one of the following methods:

•	By Internet. The web address and instructions for Internet voting can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet voting via www.proxyvote.com is available 24 hours a day. If you choose to vote by Internet, then you do not need to return the proxy card. To be valid, your vote by Internet must be received by 11:59 p.m. (U.S. Eastern Time) on the day preceding the Actavis EGM.

•	By Telephone. The toll-free number for telephone voting is (800) 690-6903. You will be required to provide your assigned control number located on the proxy card. Telephone voting is available 24 hours a day. If you choose to vote by telephone, then you do not need to return the proxy card. To be valid, your vote by telephone must be received by 11:59 p.m. (U.S. Eastern Time) on the day preceding the Actavis EGM.

•	By Mail. Mark the enclosed proxy card, sign and date it, and return it in the postage-paid envelope provided to you. To be valid, your vote by mail must be received by 11:59 p.m. (U.S. Eastern Time) on the day preceding the Actavis EGM.

•	In Person. You may also vote your ordinary shares in person at the Actavis EGM.

Actavis requests that Actavis shareholders vote over the Internet, by telephone or by completing and signing the accompanying proxy card and returning it to Actavis as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed (including proper voting by Internet or telephone) and not later revoked, the Actavis ordinary shares represented by it will be voted at the Actavis EGM in accordance with the instructions contained on the proxy card.

If you sign and return your proxy or voting instruction card without indicating how to vote on either proposal, the Actavis ordinary shares represented by your proxy will be voted “FOR” each proposal in accordance with the recommendation of the Actavis board of directors.

If an Actavis shareholder’s ordinary shares are held in “street name” by a broker, bank or other nominee, the shareholder should check the voting form used by that firm to determine whether he, she or it may vote by telephone or the Internet.

EVERY ACTAVIS SHAREHOLDER’S VOTE IS IMPORTANT. ACCORDINGLY, EACH ACTAVIS SHAREHOLDER SHOULD VOTE VIA THE INTERNET OR BY TELEPHONE, OR SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD, WHETHER OR NOT THE ACTAVIS SHAREHOLDER PLANS TO ATTEND THE ACTAVIS EXTRAORDINARY GENERAL MEETING IN PERSON.

Shares Held in “Street Name”

If your ordinary shares are held in an account through a bank, broker or other nominee, you must instruct such bank, broker or other nominee how to vote your ordinary shares by following the instructions that the bank, broker or other nominee provides you along with this joint proxy statement/prospectus. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your ordinary shares, so you should read carefully the materials provided to you by your bank, broker or other nominee. You may be eligible to submit such instructions electronically or by telephone.

If you do not provide a signed voting instruction card (or otherwise submit your voting instructions in accordance with the procedures specified by your bank, broker or other nominee) to your bank, broker or other nominee, your ordinary shares will not be voted on any proposal on which such bank, broker or other nominee does not have discretionary authority to vote. Banks, brokers and other nominees do not have discretionary voting with respect to any of the Actavis Proposals. Accordingly, if you fail to provide a signed voting instruction card (or otherwise submit your voting instructions in accordance with the procedures specified by your bank, broker or other nominee) to your bank, broker or other nominee, your ordinary shares held through such bank, broker or other nominee will not be voted.

Revocability of Proxies and Changes to an Actavis Shareholder’s Vote

If you are an Actavis shareholder of record, you may revoke or change your proxy at any time before it is voted at the Actavis EGM by:

•	timely delivering written notice that you have revoked your proxy to the company secretary of Actavis at the following address:

Actavis plc

1 Grand Canal Square, Docklands

Dublin 2, Ireland

Attention: Company Secretary

•	timely submitting your voting instructions again by telephone or over the Internet;

•	signing and returning by mail a proxy card with a later date so that it is received prior to the Actavis EGM; or

•	attending the Actavis EGM and voting by ballot in person.

Attendance at the Actavis EGM will not, in and of itself, revoke or change a proxy.

If you are an Actavis shareholder whose shares are held in “street name” by a broker, bank or other nominee, you may revoke your proxy and vote your shares in person at the Actavis EGM only in accordance with the applicable rules and procedures as employed by your broker, bank or other nominee. If your ordinary shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Solicitation of Proxies

Actavis will bear the cost of soliciting proxies from its shareholders.

Actavis will solicit proxies by mail. In addition, the directors, officers and employees of Actavis may solicit proxies from its shareholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Actavis will make arrangements with brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy solicitation materials to the beneficial owners of Actavis ordinary shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

Actavis has engaged a professional proxy solicitation firm, MacKenzie Partners Inc., 105 Madison Avenue, New York, New York 10016, to assist in the solicitation of proxies for a fee of approximately $75,000, and will reimburse MacKenzie Partners Inc. for its reasonable disbursements.

Attending the Actavis Extraordinary General Meeting

Attendance at the Actavis EGM is limited to Actavis shareholders on the Actavis record date. Please indicate on the enclosed proxy card if you plan to attend the Actavis EGM. If your ordinary shares are held through a bank, broker or other nominee and you would like to attend, you will need to bring to the meeting a letter from such bank, broker or other nominee confirming beneficial ownership of the Actavis ordinary shares as of the Actavis record date for the meetings. Any beneficial holder who plans to vote at the Actavis EGM must also obtain a legal proxy, executed in their favor by or on behalf of their bank, broker or other nominee, and should contact such bank, broker or other nominee for instructions on how to obtain a legal proxy. Each Actavis shareholder will be asked to provide valid government-issued photo identification, such as a driver’s license or passport, and proof of ownership as of the Actavis record date. The use of cell phones, smartphones, pagers, recording and photographic equipment will not be permitted in the meeting rooms.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Actavis EGM, please contact MacKenzie Partners Inc., the proxy solicitation agent for Actavis, by mail at 105 Madison Avenue, New York, New York 10016. Actavis shareholders may call MacKenzie Partners Inc. collect at (212) 929-5500 or toll-free at (800) 322-2885.

ACTAVIS PROPOSALS

Actavis Share Issuance Proposal

As discussed throughout this joint proxy statement/prospectus, Actavis is asking its shareholders to approve the Actavis Share Issuance Proposal. Holders of Actavis ordinary shares should read carefully this joint proxy statement/prospectus in its entirety, including the Annexes, for more detailed information concerning the Merger Agreement and the transactions contemplated thereby. In particular, holders of Actavis ordinary shares are directed to the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus.

Completion of the Merger is conditioned on approval of the Actavis Share Issuance Proposal. The issuance of Actavis ordinary shares in the Merger will become effective only if the Merger is completed.

Vote Required and Actavis Board Recommendation

The affirmative vote of a majority of the votes cast, either in person or by proxy, by Actavis shareholders entitled to vote on the Actavis Share Issuance Proposal at the Actavis EGM is required to approve the Actavis Share Issuance Proposal.

The Actavis board of directors unanimously recommends a vote “FOR” the Actavis Share Issuance Proposal.

Actavis Adjournment Proposal

Actavis is asking its shareholders to approve the adjournment of the Actavis EGM, or any adjournments thereof, to another time and place if necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes at the time of the Actavis EGM to approve the Actavis Share Issuance Proposal. The Merger Agreement provides that Actavis may not postpone or adjourn the Actavis EGM for more than 30 days after the date on which the Actavis EGM was originally scheduled.

Completion of the Merger is not conditioned on the approval of the Actavis Adjournment Proposal.

Vote Required and Actavis Board Recommendation

The affirmative vote of a majority of the votes cast, either in person or by proxy, by Actavis shareholders entitled to vote on the Actavis Adjournment Proposal at the Actavis EGM is required to approve the Actavis Adjournment Proposal.

The Actavis board of directors unanimously recommends a vote “FOR” the Actavis Adjournment Proposal.

Other Matters to Come Before the Actavis Extraordinary General Meeting

No other matters are intended to be brought before the Actavis EGM by Actavis. If, however, any other matters properly come before the Actavis EGM and where you have named the Chairman of the Actavis EGM as your proxy he or she will vote the shares represented thereby in accordance with the judgment of management on any such matter.

THE ALLERGAN SPECIAL MEETING

Date, Time and Place of the Allergan Special Meeting

The special meeting of Allergan stockholders will be held at 2525 Dupont Drive, Irvine, California 92612 at 10:00 a.m. (local time) on March 10, 2015. On or about January [—], 2015, Allergan commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Allergan special meeting.

Purpose of the Allergan Special Meeting

At the Allergan special meeting, Allergan stockholders will be asked to:

1. adopt the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus;

2. approve the adjournment of the meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the Merger Proposal; and

3. approve, on a non-binding, advisory basis, the compensation to be paid to Allergan’s named executive officers that is based on or otherwise relates to the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Allergan’s Directors and Executive Officers in the Transactions—Quantification of Payments and Benefits to Allergan’s Named Executive Officers” beginning on page 126 of the accompanying joint proxy statement/prospectus.

Recommendation of the Allergan Board of Directors

The Allergan board of directors recommends that you vote “FOR” the Merger Proposal, “FOR” the Allergan Adjournment Proposal and “FOR” the Merger-Related Named Executive Officer Compensation Proposal. See “The Merger—Recommendation of the Allergan Board of Directors and Allergan’s Reasons for the Merger” beginning on page 83 of this joint proxy statement/prospectus.

Completion of the Merger is conditioned upon approval of the Merger Proposal, but is not conditioned on the approval of the Allergan Adjournment Proposal or the Merger-Related Named Executive Officer Compensation Proposal.

Allergan Record Date and Quorum

Record Date

The Allergan board of directors has fixed the close of business on January 22, 2015 as the record date for determining the holders of shares of Allergan common stock entitled to receive notice of and to vote at the Allergan special meeting.

As of the Allergan record date, there were 299,776,882 shares of Allergan common stock outstanding and entitled to vote at the Allergan special meeting held by 4,019 holders of record. Each share of Allergan common stock entitles the holder to one vote at the Allergan special meeting on each proposal to be considered at the Allergan special meeting. Allergan shares that are held in treasury will not be entitled to vote at the Allergan special meeting.

Quorum

The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on the matters to be voted on at the Allergan special meeting constitutes a quorum for transacting business at the Allergan special meeting. All shares of Allergan common stock, whether present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Allergan special meeting.

As of the Allergan record date, directors and executive officers of Allergan and their affiliates owned and were entitled to vote 502,178 shares of Allergan common stock, representing approximately less than 1% of the shares of Allergan common stock outstanding on that date. Allergan currently expects that Allergan’s directors and executive officers will vote their shares in favor of the Merger Proposal, the Allergan Adjournment Proposal and the Merger-Related Named Executive Officer Compensation Proposal, although none of them has entered into any agreements obligating them to do so.

Required Vote

Required Vote to Approve the Merger Proposal

The affirmative vote of a majority of the outstanding shares of Allergan common stock entitled to vote on the Merger Proposal at the Allergan special meeting is required to approve the Merger Proposal.

Required Vote to Approve the Allergan Adjournment Proposal

The affirmative vote of a majority of the shares of Allergan common stock entitled to vote on the Allergan Adjournment Proposal present in person or by proxy at the Allergan special meeting is required to approve the Allergan Adjournment Proposal.

Required Vote to Approve the Merger-Related Named Executive Officer Compensation Proposal

The affirmative vote of a majority of the shares of Allergan common stock entitled to vote on the Merger-Related Named Executive Officer Compensation Proposal present in person or by proxy at the Allergan special meeting is required to approve the Merger-Related Named Executive Officer Compensation Proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the Allergan special meeting, an abstention occurs when an Allergan stockholder attends the Allergan special meeting in person and does not vote or returns a proxy marked “ABSTAIN.”

•	For the Merger Proposal, an abstention or a failure to vote will have the same effect as a vote cast “AGAINST” this proposal.

•	For the Allergan Adjournment Proposal, an abstention will have the same effect as a vote cast “AGAINST” this proposal. If an Allergan stockholder fails to vote and is not present in person or by proxy at the Allergan special meeting, it will have no effect on the vote count for the Allergan Adjournment Proposal (but will not be counted towards determining whether a quorum is present).

•	For the Merger-Related Named Executive Officer Compensation Proposal, an abstention will have the same effect as a vote “AGAINST” the proposal. If an Allergan stockholder fails to vote and is not present in person or by proxy at the Allergan special meeting, it will have no effect on the vote count for the Merger-Related Named Executive Officer Compensation Proposal (but will not be counted towards determining whether a quorum is present).

Voting of Proxies; Incomplete Proxies

Giving a proxy means that an Allergan stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the Allergan special meeting in the manner it directs. An Allergan stockholder may vote by proxy or in person at the Allergan special meeting. If you hold your shares of Allergan common stock in your name as a stockholder of record, to submit a proxy, you, as an Allergan stockholder, may use one of the following methods:

•	By Internet. The web address and instructions for Internet proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet proxy submission via the web address indicated on the enclosed proxy card is available 24 hours a day. If you choose to submit your proxy by Internet, then you do not need to return the proxy card. To be valid, your Internet proxy must be received by 11:59 p.m. (U.S. Eastern Time) on the day preceding the Allergan special meeting.

•	By Telephone. The toll-free number for telephone proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone proxy submission is available 24 hours a day. If you choose to submit your proxy by telephone, then you do not need to return the proxy card. To be valid, your telephone proxy must be received by 11:59 p.m. (U.S. Eastern Time) on the day preceding the Allergan special meeting.

•	By Mail. Mark the enclosed proxy card, sign and date it, and return it in the postage-paid envelope we have provided. To be valid, your proxy by mail must be received by 11:59 p.m. (U.S. Eastern Time) on the day preceding the Allergan special meeting.

•	In Person. You may also vote your shares in person at the Allergan special meeting.

Allergan requests that Allergan stockholders submit their proxies over the Internet, by telephone or by completing and signing the accompanying proxy and returning it to Allergan as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed (including proper proxy submission by Internet or telephone), the shares of Allergan common stock represented by it will be voted at the Allergan special meeting in accordance with the instructions contained on the proxy card.

If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Allergan common stock represented by your proxy will be voted “FOR” each proposal in accordance with the recommendation of the Allergan board of directors. Unless you check the box on your proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on the proposals relating to the Allergan special meeting.

If your shares of Allergan common stock are held in “street name” by a broker, bank or other nominee, you should check the voting form used by that firm to determine whether you may give voting instructions by telephone or the Internet.

EVERY ALLERGAN STOCKHOLDER’S VOTE IS IMPORTANT. ACCORDINGLY, EACH ALLERGAN STOCKHOLDER SHOULD SUBMIT ITS PROXY VIA THE INTERNET OR BY TELEPHONE, OR SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD, WHETHER OR NOT THE ALLERGAN STOCKHOLDER PLANS TO ATTEND THE ALLERGAN SPECIAL MEETING IN PERSON.

Shares Held in “Street Name”

If your shares of Allergan common stock are held in “street name” through a bank, broker or other nominee, you must instruct such bank, broker or other nominee on how to vote the shares by following the instructions that the bank, broker or other nominee provides you along with this joint proxy statement/prospectus. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of Allergan common stock, so you should read carefully the materials provided to you by your bank, broker or other nominee.

You may not vote shares held in “street name” by returning a proxy card directly to Allergan or by voting in person at the Allergan special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Allergan common stock on behalf of their customers may not give a proxy to Allergan to vote those shares with respect to any of the Allergan proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on any of the Allergan proposals. Therefore, if your shares of Allergan common stock are held in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares,

•	your broker, bank or other nominee may not vote your shares on the Merger Proposal, which broker non-votes will have the same effect as a vote “AGAINST” this proposal;

•	your broker, bank or other nominee may not vote your shares on the Allergan Adjournment Proposal, which broker non-votes will have no effect on the vote count for this proposal (but will not be counted towards determining whether a quorum is present); and

•	your broker, bank or other nominee may not vote your shares on the Merger-Related Named Executive Officer Compensation Proposal, which broker non-votes will have no effect on the vote count for this proposal (but will not be counted towards determining whether a quorum is present).

Revocability of Proxies and Changes to an Allergan Stockholder’s Vote

If you are an Allergan stockholder of record, you may revoke or change your proxy at any time before it is voted at the Allergan special meeting by:

•	sending a written notice of revocation to the corporate secretary of Allergan at 2525 Dupont Drive, Irvine, California 92612 that is received by Allergan prior to 11:59 p.m. (U.S. Eastern Time) on the day preceding the Allergan special meeting, stating that you would like to revoke your proxy; or

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received by Allergan prior to 11:59 p.m. (U.S. Eastern Time) on the day preceding the Allergan special meeting; or

•	attending the Allergan special meeting and voting in person.

If you are an Allergan stockholder whose shares are held in “street name” by a broker, bank or other nominee, you may revoke your proxy or voting instructions and vote your shares in person at the Allergan special meeting only in accordance with applicable rules and procedures as employed by your broker, bank or other nominee. If your shares are held in an account at a broker, bank or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your proxy or voting instructions and should contact your broker, bank or other nominee to do so.

Attending the Allergan special meeting will NOT automatically revoke a proxy that was submitted through the Internet or by telephone or mail. You must vote by ballot at the Allergan special meeting to change your vote.

Solicitation of Proxies

The cost of solicitation of proxies from Allergan stockholders will be borne by Allergan. Allergan will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Allergan common stock. Allergan has retained a professional proxy solicitation firm, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor New York, New York 10022, to assist in the solicitation of proxies for a fee of $30,000 plus reasonable out-of-pocket expenses. In addition to solicitations by mail, Allergan’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the Allergan Special Meeting

Subject to space availability and certain security procedures, all Allergan stockholders as of the Allergan record date, or their duly appointed proxies, may attend the Allergan special meeting. Admission to the Allergan special meeting will be on a first-come, first-served basis.

If you hold your shares of Allergan common stock in your name as a stockholder of record and you wish to attend the Allergan special meeting, you must present your proxy and evidence of your stock ownership, such as your most recent account statement, to the Allergan special meeting. You should also bring valid government-issued photo identification.

If your shares of Allergan common stock are held in “street name” by a broker, bank or nominee and you wish to attend the Allergan special meeting, you must bring a copy of a bank or brokerage statement to the Allergan special meeting reflecting your stock ownership as of the Allergan record date. You should also bring valid government-issued photo identification.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Allergan special meeting, please contact Innisfree M&A Incorporated, the proxy solicitation agent for Allergan, by mail at 501 Madison Avenue, 20th Floor, New York, NY 10022, or by telephone toll-free at (877) 800-5187 or collect at (212) 750-5833.

ALLERGAN PROPOSALS

Merger Proposal

As discussed throughout this joint proxy statement/prospectus, Allergan is asking its stockholders to approve the Merger Proposal. Pursuant to the Merger Agreement, Actavis will acquire Allergan in the Merger. Merger Sub will merge with and into Allergan, with Allergan continuing as the Surviving Corporation. Following the Merger, Allergan will be an indirect wholly owned subsidiary of Actavis and the Allergan common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

Holders of shares of Allergan common stock should carefully read this joint proxy statement/prospectus in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Merger. In particular, holders of shares of Allergan common stock are directed to the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus.

Completion of the Merger is conditioned on approval of the Merger Proposal.

Vote Required and Allergan Board Recommendation

The affirmative vote of a majority of the outstanding shares of Allergan common stock entitled to vote on the Merger Proposal at the Allergan special meeting is required to approve the Merger Proposal.

The Allergan board of directors unanimously recommends a vote “FOR” the Merger Proposal.

Allergan Adjournment Proposal

Allergan is asking its stockholders to approve the adjournment of the Allergan special meeting, or any adjournments thereof, to another time and place if necessary or appropriate to solicit additional votes in favor of the Merger Proposal. The Merger Agreement provides that Allergan may not postpone or adjourn the Allergan special meeting for more than 30 days after the date on which the Allergan special meeting was originally scheduled.

Completion of the Merger is not conditioned on the approval of the Allergan Adjournment Proposal.

Vote Required and Allergan Board Recommendation

The affirmative vote of a majority of the shares of Allergan common stock entitled to vote on the Allergan Adjournment Proposal present in person or by proxy at the Allergan special meeting is required to approve the Allergan Adjournment Proposal.

The Allergan board of directors unanimously recommends a vote “FOR” the Allergan Adjournment Proposal.

Merger-Related Named Executive Officer Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Allergan is seeking non-binding, advisory stockholder approval of the compensation of Allergan’s named executive officers that is based on or otherwise relates to the Merger as disclosed in “The Merger—Interests of Allergan’s Directors and Executive Officers in the Transactions—Quantification of Payments and Benefits to Allergan’s Named Executive Officers” beginning on page 126 of this joint proxy statement/prospectus. The proposal gives Allergan’s stockholders the opportunity to express their views on the merger-related compensation of Allergan’s named executive officers. Accordingly, Allergan is requesting stockholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Allergan’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Allergan’s Directors and Executive Officers in the Transactions—Quantification of Payments and Benefits to Allergan’s Named Executive Officers,” is hereby APPROVED.”

Completion of the Merger is not conditioned on approval of the Merger-Related Named Executive Officer Compensation Proposal.

Vote Required and Allergan Board Recommendation

The vote on this proposal is a vote separate and apart from the vote to approve the Merger Proposal. Accordingly, you may vote not to approve the Merger-Related Named Executive Officer Compensation Proposal and vote to approve the Merger Proposal or vice versa. The vote to approve the Merger-Related Named Executive Officer Compensation Proposal is advisory in nature and, therefore, is not binding on Allergan or the Allergan board of directors or the compensation committee of the Allergan board of directors, regardless of whether the Merger Proposal is approved. Approval of the Merger-Related Named Executive Officer Compensation Proposal is not a condition to completion of the Merger, and failure to approve this advisory matter will have no effect on the vote to approve the Merger Proposal. The merger-related named executive officer compensation to be paid in connection with the Merger is based on contractual arrangements with the named executive officers and accordingly the outcome of this advisory vote will not affect Allergan’s obligation to make these payments.

The affirmative vote of a majority of the shares of Allergan common stock entitled to vote on the Merger-Related Named Executive Officer Compensation Proposal present in person or by proxy at the Allergan special meeting is required to approve the Merger-Related Named Executive Officer Compensation Proposal.

The Allergan board of directors unanimously recommends a vote “FOR” the Merger-Related Named Executive Officer Compensation Proposal.

Other Matters to Come Before the Allergan Special Meeting

No other matters are intended to be brought before the Allergan special meeting by Allergan. If, however, any other matters properly come before the Allergan special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the recommendation of Allergan management on any such matter (unless the Allergan stockholder checks the box on the proxy card to withhold discretionary voting authority).

INFORMATION ABOUT THE COMPANIES

Actavis

Actavis plc

1 Grand Canal Square, Docklands

Dublin 2, Ireland

Phone: (862) 261-7000

Actavis (formerly known as Actavis Limited) was incorporated in Ireland on May 16, 2013 as a private limited company and re-registered effective September 18, 2013 as a public limited company. Actavis is a leading integrated global specialty pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, branded generic, brand name, biosimilar and over-the-counter pharmaceutical products. Actavis also develops and out-licenses generic pharmaceutical products primarily in Europe through its Medis third-party business. Actavis has operations in more than 60 countries throughout North America and the rest of world, including Europe, MEAAP (Middle East, Africa, Australia, and Asia Pacific) and Latin America.

Merger Sub

Avocado Acquisition Inc.

c/o Actavis plc

Morris Corporate Center III

400 Interpace Parkway

Parsippany, New Jersey 07054

Phone: (862) 261-7000

Merger Sub is a Delaware corporation, and an indirect wholly owned subsidiary of Actavis. Merger Sub was incorporated on November 14, 2014 for the sole purpose of effecting the Merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the Merger Agreement, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the proposed transaction.

Allergan

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Phone: (714) 246-4500

Allergan was incorporated in Delaware in 1950. Allergan is a multi-specialty health care company focused on developing and commercializing innovative pharmaceuticals, biologics, medical devices and over-the-counter products that enable people to live life to their full potential—to see more clearly, move more freely and express themselves more fully. Allergan discovers, develops and commercializes a diverse range of products for the ophthalmic, neurological, medical aesthetics, medical dermatology, breast aesthetics, urological and other specialty markets in more than 100 countries around the world.

THE MERGER

This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger that is important to you. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger. This section is not intended to provide you with any factual information about Actavis or Allergan. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Actavis and Allergan make with the SEC that are incorporated by reference into this joint proxy statement/prospectus, as described in the section entitled “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus.

Transaction Structure

Pursuant to the Merger Agreement, Merger Sub will merge with and into Allergan, with Allergan continuing as the Surviving Corporation. Following the Merger, Allergan will be an indirect wholly owned subsidiary of Actavis and the Allergan common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

Consideration to Allergan Stockholders

As a result of the Merger, each issued and outstanding share of Allergan common stock, other than excluded shares and dissenting shares, will be converted into the right to receive the Merger Consideration.

It is anticipated that Actavis shareholders and Allergan stockholders, in each case as of immediately prior to the Merger, will hold approximately 72% and 28%, respectively, of the issued and outstanding Actavis ordinary shares immediately after completion of the Merger. It is currently estimated that, if the Merger is completed, Actavis will issue or reserve for issuance approximately 128 million Actavis ordinary shares to pay the aggregate stock portion of the Merger Consideration to Allergan stockholders and assume Allergan equity-based awards at the closing of the Merger and that the aggregate cash portion of the Merger Consideration will be approximately $39 billion.

No holder of Allergan common stock will be issued fractional Actavis ordinary shares in the Merger. Each holder of Allergan common stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of an Actavis ordinary share will receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of an Actavis ordinary share (rounded to the nearest one thousandth when expressed in decimal form) multiplied by the volume weighted average price of Actavis ordinary shares for a 10 trading day period, starting with the opening of trading on the 11th trading day prior to the closing date to the closing of trading on the second to last trading day prior to the closing date, as reported by Bloomberg.

The Merger Consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Allergan common stock or Actavis ordinary shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the shares of Allergan common stock or Actavis ordinary shares outstanding after the date of the Merger Agreement and prior to the effective time of the Merger.

Background of the Transaction

In pursuing its objective of enhancing stockholder value, the Allergan board has from time to time considered opportunities for a variety of transactions, including potential acquisitions, divestitures, license arrangements, business combinations and other strategic alliances.

In September 2012, J. Michael Pearson, Chairman and Chief Executive Officer of Valeant, approached David Pyott, Chairman of the Board and Chief Executive Officer of Allergan, regarding a potential transaction between Valeant and Allergan. After consultation with the Allergan board, Mr. Pyott informed Mr. Pearson that Allergan was not interested at that time.

In February 2014, Mr. Pearson scheduled a meeting with Mr. Pyott, but subsequently cancelled it.

On April 21, 2014, with no prior notice to Allergan, Pershing Square and Valeant each filed a Schedule 13D with the SEC disclosing beneficial ownership by PS Fund 1, LLC, an affiliate of Pershing Square, of 9.7% of Allergan’s common stock.

On April 22, 2014, Mr. Pyott received an unsolicited letter from Mr. Pearson that set forth a non-binding proposal to acquire all of the outstanding shares of Allergan common stock in exchange for 0.83 of a Valeant common share and $48.30 in cash per share of Allergan common stock (referred to in this joint proxy statement/prospectus as the “Initial Valeant Proposal”). Except for Mr. Pearson’s approach to Mr. Pyott in September 2012 referenced above, prior to the Initial Valeant Proposal the Allergan board had not received any communication from either Valeant or Pershing Square regarding the Initial Valeant Proposal or any other proposed business combination between Allergan and Valeant and/or Pershing Square.

On April 22, 2014, the Allergan board met telephonically to discuss, among other topics, the Initial Valeant Proposal and Pershing Square’s arrangements with Valeant as disclosed in the Schedule 13Ds. Representatives from each of Goldman Sachs and BofA Merrill Lynch, Allergan’s financial advisors, and Latham & Watkins LLP (referred to in this joint proxy statement/prospectus as “Latham & Watkins”), Allergan’s outside legal advisor, and Richards, Layton & Finger, P.A., Allergan’s Delaware counsel, participated in the meeting. At the meeting, the Allergan board adopted the Rights Plan. The press release announcing adoption of the Rights Plan noted that the Rights Plan was not intended by the Allergan board to prevent an acquisition of Allergan on terms that the Allergan board determined to be favorable to, and in the best interests of, all Allergan stockholders. Rather, the Rights Plan aimed to provide the Allergan board with adequate time to fully assess and respond to any proposal.

On May 5, 2014, Michael Gallagher, the lead independent director of the Allergan board, received a letter from Pershing Square in which it recommended that the Allergan board begin discussions with Valeant “in the very near future” because, among other things, Valeant may reduce its offer under the Initial Valeant Proposal if Allergan did not engage.

On May 6, 2014, Allergan held its annual meeting of stockholders. At the annual meeting, among other items, all of the members of the Allergan board were re-elected.

On May 10, 2014, the Allergan board met to continue its consideration of the Initial Valeant Proposal. At the meeting, Allergan’s management and outside legal and financial advisors provided their advice regarding the Initial Valeant Proposal to the Allergan board. Representatives from Latham & Watkins and Wachtell, Lipton, Rosen & Katz (referred to in this joint proxy statement/prospectus as “Wachtell Lipton”), who was also retained as a legal advisor by Allergan, reviewed with the Allergan board their fiduciary duties and responded to questions related to the Initial Valeant Proposal. At this meeting, the Allergan board unanimously rejected the Initial Valeant Proposal, concluding after a comprehensive review, that the Initial Valeant Proposal substantially undervalued Allergan, created significant risks and uncertainties for the Allergan stockholders, and was not in the best interests of Allergan and its stockholders. Allergan also retained two financial consultants and forensic accountants, Alvarez & Marsal Transaction Advisory Group, LLC and FTI Consulting, Inc., to evaluate certain concerns of the Allergan board regarding Valeant’s business model and the inherent value of its common shares.

On May 12, 2014, Allergan sent a letter to Valeant and issued a press release announcing the Allergan board’s determination with respect to the Initial Valeant Proposal and filed an investor presentation with the SEC in which it updated Allergan’s guidance and highlighted Allergan’s market-leading positions, diversified product portfolio, operational excellence, consistent outperformance of peers in R&D innovation and strong growth prospects.

On May 13, 2014, Valeant issued a press release to Allergan’s stockholders responding to Allergan’s rejection of the Initial Valeant Proposal and announced a webcast on May 28, 2014 in which Valeant planned to improve its proposal. That same day, Pershing Square filed a preliminary proxy statement, seeking to conduct an informal stockholder referendum on a proposal requesting that the Allergan board promptly engage in discussions with Valeant regarding its offer.

On May 27, 2014, Allergan filed an investor presentation with the SEC detailing its initial concerns about the sustainability of Valeant’s business model. The presentation raised a number of important issues about Valeant’s business model and stock value of which the Allergan board and management believed Allergan’s stockholders needed to be aware.

On May 28, 2014, Valeant hosted an investor meeting and webcast and Mr. Pearson sent a letter to Mr. Pyott and the Allergan board (which it issued in a press release), revising the terms of the Initial Valeant Proposal, leaving the share consideration at 0.83 of a Valeant common share and raising the cash consideration to $58.30 per share of Allergan common stock, with the possibility of a contingent value right, or CVR, related to DARPin® sales (referred to in this joint proxy statement/prospectus as the “Revised Valeant Proposal”). The same day, Allergan issued a press release acknowledging receipt of the Revised Valeant Proposal.

On May 30, 2014, prior to any response by the Allergan board regarding the Revised Valeant Proposal, Valeant and Pershing Square issued a press release and Mr. Pearson wrote a letter to Mr. Pyott and the Allergan board again revising Valeant’s proposal, leaving the share consideration at 0.83 of a Valeant common share and raising the cash consideration to $72.00 per share of Allergan common stock, with the possibility of a CVR related to DARPin® sales (referred to in this joint proxy statement/prospectus as the “Re-Revised Valeant Proposal”). The same day, Allergan issued a press release acknowledging receipt of the Re-Revised Valeant Proposal.

On June 2, 2014, Pershing Square, having dropped its prior announced plans for an informal stockholder referendum, filed a preliminary proxy statement (referred to in this joint proxy statement/prospectus as the “Pershing Square/Valeant Special Meeting Solicitation”), with respect to soliciting Allergan stockholders to request a special meeting of Allergan’s stockholders to consider proposals by Valeant and Pershing Square, including a request to remove six of the current members of the Allergan board from office, and a request that the Allergan board engage in discussions with Valeant (referred to in this joint proxy statement/prospectus as the “Pershing Square/Valeant Special Meeting”).

On June 9, 2014, the Allergan board held a meeting to consider the Re-Revised Valeant Proposal. At the meeting and after a comprehensive review, the Allergan board unanimously determined, after consultation with its outside legal and financial advisors, that the Re-Revised Valeant Proposal substantially undervalued Allergan, created significant risks and uncertainties for the stockholders of Allergan, and was not in the best interests of Allergan and its stockholders.

On June 10, 2014, Mr. Pyott on behalf of the Allergan board sent a letter to Mr. Pearson setting forth the Allergan board’s conclusion regarding the Re-Revised Valeant Proposal and Allergan filed an investor presentation with the SEC with additional detail on the considerations behind the Allergan board’s rejection of the Re-Revised Valeant Proposal. Allergan also issued a press release with the board’s conclusion.

On June 18, 2014, Valeant issued a press release announcing that it had commenced a conditional exchange offer (referred to in this joint proxy statement/prospectus as the “Valeant exchange offer”) and filed a corresponding Schedule TO and a registration statement on Form S-4 with the SEC. Under the terms of the

Valeant exchange offer, Allergan stockholders would be able to elect to exchange each share of Allergan common stock for 0.83 of a Valeant common share and $72.00 in cash, or a specified amount of cash, or a specified number of Valeant common shares, in each case subject to proration. The same day, Allergan issued a press release noting that the Allergan board would carefully review and evaluate the Valeant exchange offer and make the Allergan board’s position on the Valeant exchange offer available to the Allergan stockholders in a solicitation/recommendation statement on Schedule 14D-9.

On June 21, 2014, the Allergan board met to review the formal terms of the Valeant exchange offer with the assistance of Allergan’s outside legal and financial advisors. At the meeting, each of Goldman Sachs and BofA Merrill Lynch rendered an oral opinion to the Allergan board, subsequently confirmed in writing, to the effect that, as of June 21, 2014 and based upon and subject to the factors, assumptions, limitations, qualifications and conditions set forth in its written opinion, the consideration proposed to be paid to the holders (other than Valeant, Pershing Square and any of their respective affiliates) of shares of Allergan common stock pursuant to the Valeant exchange offer was inadequate from a financial point of view to such holders. After careful consideration, including a thorough review of the terms and conditions of the Valeant exchange offer with Allergan’s outside legal and financial advisors, the Allergan board, by unanimous vote, concluded that the Valeant exchange offer was grossly inadequate, substantially undervalued Allergan, created significant risks and uncertainties for Allergan and was not in the best interests of Allergan and its stockholders.

On June 23, 2014, Allergan filed its Schedule 14D-9 with the SEC, which included the June 21, 2014 opinions of Allergan’s financial advisors, and issued a press release with the Allergan board’s recommendation against the Valeant exchange offer. The Schedule 14D-9 and the press release included a number of considerations by the Allergan board in determining to recommend against the Valeant exchange offer.

On July 11, 2014, Pershing Square filed its definitive proxy statement with respect to the Pershing Square/Valeant Special Meeting Solicitation.

Also on July 11, 2014, there was an informal conference call among the Actavis directors, members of management and representatives of J.P. Morgan at which, among other things, the possibility of Actavis making a non-binding proposal to acquire Allergan was discussed, and the directors were advised that management and representatives of J.P. Morgan intended to make a presentation on that topic at the Actavis board meeting to be held on July 23-24.

On July 21, 2014, Allergan issued its earnings release for the quarter ended June 30, 2014, reporting a 23.8% increase in Adjusted EPS (as defined in the press release) attributable to stockholders and an increase in total product net sales of 15.9% compared to the quarter ended June 30, 2013. Allergan also announced a restructuring of its operations and processes as part of its efforts to increase stockholder value that it estimated would deliver annual pre-tax savings of approximately $475 million beginning in calendar year 2015 as compared to previously communicated expectations for 2015. Allergan also raised its outlook for the full year of 2014, expecting total product net sales between $6.9 billion and $7.05 billion.

On July 23 and 24, 2014, at a meeting of the Actavis board in Ireland, management and representatives of J.P. Morgan made a presentation regarding, and the directors, management and representatives of J.P. Morgan discussed, the possibility of Actavis seeking to acquire Allergan. Following discussion by the directors and management, the Actavis board authorized Brent L. Saunders, President and Chief Executive Officer of Actavis, to contact Allergan and express interest in acquiring Allergan in a potential negotiated transaction.

On July 30, 2014, Mr. Saunders called Mr. Pyott and expressed an interest in a friendly transaction involving an acquisition by Actavis of Allergan for $175.00 per share in cash and noted that Actavis was highly confident in its ability to finance such a transaction. As he had advised Mr. Pyott he would, Mr. Saunders followed up that call with a written non-binding proposal consistent with the conversation.

On July 31, 2014, Valeant reported its financial results for the quarter ended June 30, 2014. In it, Valeant lowered its guidance for 2014 from $8.3 - $8.7 billion to $8.0 - $8.3 billion in revenues. Additionally, Valeant lowered its “cash earnings per share” guidance for 2014 from $8.55 - $8.80 to $7.90 - $8.10. The Allergan board met telephonically the same day with Allergan’s management and outside legal advisors and, among other topics, Mr. Pyott discussed with the Allergan board his July 30 call with Mr. Saunders as well as potential acquisitions by Allergan and other potential strategic actions to increase stockholder value. Mr. Pyott then called Mr. Saunders on August 1, 2014, explaining that it would take several weeks until the Allergan board decided on a formal response.

On August 1, 2014, Allergan filed a complaint in the United States District Court for the Central District of California against Valeant, Pershing Square, its principal, William A. Ackman, and certain of their affiliates, (referred to in this joint proxy statement/prospectus as the “Insider Trading Litigation”). The complaint alleged that Valeant, Pershing Square and Mr. Ackman violated federal securities laws prohibiting insider trading, engaged in other fraudulent practices and failed to disclose legally required information.

On August 4, 2014, Mr. Saunders followed up on his July 30 call and letter with an e-mail to Mr. Pyott urging him for a response in a short time frame. When Mr. Saunders did not receive a response or an acknowledgment, and knowing that Mr. Pyott was on vacation in Europe, Mr. Saunders sent a letter on August 6, 2014 to Mr. Gallagher, copying Mr. Pyott, affirming an interest in a friendly transaction involving an acquisition by Actavis of Allergan for $175.00 in cash per Allergan share and urging an expeditious response.

On August 11, 2014, after discussion with members of the Allergan board, Mr. Pyott called Mr. Saunders regarding his August 6 letter and informed Mr. Saunders that the Allergan board had determined that a proposal offering $175.00 in cash per Allergan share was insufficient to warrant further discussion regarding a potential transaction. Mr. Saunders indicated on the call that Actavis would not pursue the proposal unilaterally.

On August 15, 2014, Valeant extended the expiration of the Valeant exchange offer until December 31, 2014.

On August 22, 2014, Pershing Square delivered to Allergan a number of written requests from Allergan stockholders in connection with Pershing Square’s request to call the Pershing Square/Valeant Special Meeting, and Allergan issued a press release confirming the delivery.

On August 25, 2014, the Allergan board met with Allergan’s management and outside legal and financial advisors. Among other topics, the Allergan board and its advisors discussed potential acquisitions by Allergan, the value of Allergan and market perceptions of Allergan’s long-term outlook. The Allergan board also discussed further Mr. Saunders’ August 6 letter and analysis on the ability of Actavis to finance a potential transaction. Subsequent to the meeting, Mr. Pyott spoke to Mr. Saunders by telephone and both parties indicated that they did not intend to engage in further discussions regarding Actavis’ August 6 letter.

On August 26, 2014, in connection with the Insider Trading Litigation, Allergan issued a press release announcing that it requested the federal court to set an expedited schedule for discovery and a motion for a preliminary injunction against Valeant, Pershing Square and Mr. Ackman for violations of the federal securities laws. In addition, Allergan also announced that it would hold the Pershing Square/Valeant Special Meeting on December 18, 2014, subject to confirmation that the meeting had been validly requested in compliance with the bylaws.

On September 4, 2014 and September 11, 2014, the Allergan board met with Allergan’s management and outside legal and financial advisors. Among other topics, the Allergan board and its advisors discussed at these meetings opportunities to create stockholder value, including through potential acquisitions by Allergan, and reviewed the written requests that had been submitted in connection with the Pershing Square/Valeant Special Meeting.

On September 12, 2014, Pershing Square delivered to Allergan additional written requests from Allergan stockholders in connection with the Pershing Square/Valeant Special Meeting Solicitation.

On September 15, 2014, Allergan announced that it had reached an agreement with Pershing Square and Valeant, under which Allergan agreed to hold the Pershing Square/Valeant Special Meeting on the originally scheduled date of December 18, 2014, without restriction, unless otherwise agreed to by the parties, and Pershing Square and Valeant agreed to dismiss an action Pershing Square had commenced against Allergan in the Delaware Court of Chancery in connection with its submission of special meeting requests.

On September 21, 2014 and September 22, 2014, the Allergan board held its regular meeting at which it continued its consideration of the Valeant exchange offer, potential acquisitions by Allergan and other potential strategic actions to increase stockholder value. Allergan’s management and outside legal and financial advisors participated in the meeting.

On September 24, 2014, Pershing Square and Valeant filed with the SEC their definitive proxy statement related to the Pershing Square/Valeant Special Meeting.

On October 6, 2014, Mr. Saunders called Mr. Pyott and expressed an interest in a transaction between Allergan and Actavis with a value to Allergan stockholders 5 - 15% higher than Actavis’ previous non-binding proposal, implying a value per Allergan share of approximately $185.00 to approximately $200.00. Mr. Saunders indicated that a portion of the consideration would be newly issued Actavis ordinary shares representing approximately 20% of Actavis’ outstanding ordinary shares. As a result of prior discussions with the Allergan board, Mr. Pyott informed Mr. Saunders that he believed that the Allergan board would require a proposal with a value to Allergan stockholders of greater than $200.00 per share in order to engage in discussions regarding an acquisition proposal. That same day, Allergan filed with the SEC its preliminary proxy statement related to the Pershing Square/Valeant Special Meeting.

On October 8, 2014, Mr. Saunders called Mr. Pyott and indicated that Actavis would be willing to raise its non-binding proposal to a value within a range of $195.00 - $205.00 per Allergan share with a portion of the consideration made up of newly issued Actavis ordinary shares representing approximately 20% of Actavis’ outstanding ordinary shares. Mr. Pyott indicated that such a wide range of a potential offer would be insufficient to begin negotiating a transaction. Mr. Saunders also stated during the call that if Actavis were to increase its proposal, the increased consideration would likely consist primarily of Actavis ordinary shares.

On October 9, 2014, Allergan issued a press release in which it provided updates on Adjusted EPS (as defined in the press release) and sales expectations for the third quarter of 2014 and full years 2014, 2015 and 2016. Among other updates, Allergan announced that it expected Adjusted EPS for 2014 to be between $6.20 and $6.25, representing an increase of between 30% and 31% compared to 2013, and expected product net sales for 2014 to increase between 14% and 15% compared to 2013. Allergan also announced that it expected Adjusted EPS to be approximately $8.60 for 2015 and approximately $10.25 for 2016, respectively.

On October 10, 2014, the Allergan board met telephonically with Allergan’s management and outside legal and financial advisors. Among other topics, the board discussed potential acquisitions, reviewed analysis on the valuation of Allergan and Mr. Pyott’s communications with Mr. Saunders.

On October 14, 2014, Mr. Saunders and Mr. Pyott spoke again by phone, and Mr. Saunders indicated that if Actavis were to increase its October 8 indication of interest with additional cash, he expected that the increase would only relate to the lower end of the previously indicated range, and only be for $5.00 per Allergan share, implying a value of $200.00 - $205.00 per Allergan share. Mr. Saunders also discussed his confidence in Actavis’ ability to finance such a potential transaction. Mr. Pyott again indicated that such a price range would be insufficient to make Allergan willing to enter into negotiations regarding a transaction.

On October 20, 2014, the Allergan board met telephonically with Allergan’s management and outside legal advisors and, among other topics, reviewed Allergan’s strong third quarter earnings and received updates on potential acquisitions by Allergan and recent discussions with Allergan’s stockholders regarding corporate governance matters in connection with the proposals to be voted on at the Pershing Square/Valeant Special Meeting and discussed Mr. Pyott’s October 14 call with Mr. Saunders.

In an October 22, 2014 telephone call, Mr. Saunders advised Mr. Pyott that, subject to Actavis’ board approval, Actavis would be willing to increase its non-binding proposal to a value of $210.00 per Allergan share and that such a transaction would likely consist of a combination of cash and newly issued Actavis ordinary shares representing approximately 27% of Actavis’ outstanding ordinary shares. Mr. Pyott indicated that such a proposal would also be insufficient to enter into negotiations regarding a transaction. Later that day, the Allergan board met telephonically and discussed, among other topics, with Allergan’s management and outside legal and financial advisors, Mr. Pyott’s discussions with Mr. Saunders.

On October 27, 2014, Allergan issued a press release announcing its operating results for the quarter ended September 30, 2014, noting, among other things, that Allergan recorded the strongest increase in absolute dollar sales in any quarter in its history. That same day, Valeant delivered a letter to the Allergan board, and issued a press release containing that letter, in which Mr. Pearson stated that Valeant was prepared to improve its offer and provide value to Allergan’s stockholders of at least $200.00 a share. Later that day, Allergan issued a press release stating that if Valeant were to make an increased offer, the Allergan board would carefully consider it, but noted that Valeant’s letter did not indicate an increase in the Valeant exchange offer or disclose the mix of consideration it was prepared to offer.

On October 28, 2014, the United States District Court for the Central District of California heard Allergan’s motion for a preliminary injunction against Valeant, Pershing Square and Mr. Ackman in the Insider Trading Litigation. That same day, the Allergan board met telephonically and, among other things, reviewed Valeant’s October 27 letter and press release and discussed how the value contemplated in it compared to the value of Allergan as well as the potential value of other alternatives that might be available, including potential acquisitions by Allergan and a potential transaction with Actavis. The board also reviewed with Allergan’s management and its outside legal and financial advisors financial analyses regarding Actavis and discussed Actavis’ business model, prospects, management team, recent business combinations and potential synergies, as compared to Valeant.

At an Actavis board meeting in Ireland on October 29, 2014, also attended by members of Actavis’ senior management and representatives of J.P. Morgan, the board discussed a potential acquisition of Allergan and the financing of such a transaction, and authorized Mr. Saunders to make a revised non-binding proposal to acquire Allergan, subject to satisfactory completion of due diligence and negotiation of a mutually satisfactory acquisition agreement.

On October 31, 2014, Mr. Saunders called Mr. Pyott and advised him that, subject to satisfactory completion of due diligence, Actavis would be prepared to make a non-binding proposal in a range of $210.00 to $215.00 per Allergan share, consisting of a combination of cash and newly issued Actavis ordinary shares representing approximately 35% of Actavis’ outstanding ordinary shares. Mr. Pyott indicated on the call that he believed that the Allergan board would be willing to consider the proposal and begin discussions regarding a transaction, but he made clear in doing so that Allergan would be expecting that, following completion of Actavis’ due diligence on Allergan, Actavis would increase its proposal to a price of at least $215.00 per Allergan share. Later that day, the Allergan board met telephonically with Allergan’s management and outside legal advisors, and Mr. Pyott updated the Allergan board on his discussions with Mr. Saunders. Among other things, the board also obtained from Allergan’s management and outside legal advisors updates regarding the Insider Trading Litigation with Valeant and Pershing Square and discussions with certain Allergan stockholders throughout the prior week following Allergan’s third quarter earnings release. The Allergan board and its advisors discussed Allergan’s standalone value and recent views expressed by certain Allergan stockholders regarding potential strategic transactions involving Allergan and authorized discussions with Actavis regarding a potential transaction.

On November 2, 2014, the Allergan board again met telephonically, with Allergan’s management and outside legal and financial advisors participating in the meeting. At this meeting, Allergan’s financial advisors reviewed information regarding Actavis, its financial performance, products, competitors, recent acquisitions and other matters as well as information on Valeant and their analysis of Valeant’s ability to increase its offer. The Allergan board concluded that Allergan should continue discussions with Actavis regarding a potential transaction. In connection with this conclusion, the Allergan board discussed whether to also enter into discussions with Valeant and determined in comparing the value of Valeant’s offer to that offered by Actavis that such engagement was not warranted.

On November 3, 2014, Allergan filed an amendment to its preliminary proxy statement related to the Pershing Square/Valeant Special Meeting. That same day, Latham & Watkins delivered a draft confidentiality and standstill agreement to Cleary Gottlieb Steen & Hamilton LLP (referred to in this joint proxy statement/prospectus as “Cleary Gottlieb”), Actavis’ outside legal advisor, and the parties exchanged drafts and negotiated the terms of the confidentiality and standstill agreement on November 4, 2014 and November 5, 2014.

On November 4, 2014, the United States District Court for the Central District of California granted in part Allergan’s preliminary injunction motion heard on October 28, 2014 in the Insider Trading Litigation. The court found that serious questions existed as to whether Pershing Square and Valeant violated certain federal insider trading and securities rules and ordered that Valeant and Pershing Square make corrective disclosures to its proxy statement related to the Pershing Square/Valeant Special Meeting, but the court did not prohibit Pershing Square and Valeant from voting their shares of Allergan common stock at the Pershing Square/Valeant Special Meeting.

On November 5, 2014, Allergan and Actavis entered into a confidentiality and standstill agreement. Each party subsequently provided the other party and certain of its representatives with access to its electronic data room, containing due diligence information with respect to Allergan and Actavis, respectively. Also for the remainder of that week and throughout the following week, representatives of Allergan and Actavis engaged in additional diligence discussions and conference calls.

On November 6, 2014, Allergan filed with the SEC its definitive proxy statement related to the Pershing Square/Valeant Special Meeting and an amendment to its Schedule 14D-9 related to Valeant’s Exchange Offer, disclosing in each that Allergan had been approached by another party besides Valeant regarding a potential merger transaction and that discussions with the third party had continued and could lead to negotiations. It was widely reported in the media that day that the third party referenced in Allergan’s SEC filings was Actavis. That same day, the Allergan board met telephonically with Allergan’s management and outside legal advisors and, among other topics, received an update on discussions with Actavis. Also that day, there was a conference call between both companies’ respective outside legal advisors and financial advisors regarding Actavis’ contemplated financing.

On November 7, 2014, Pershing Square issued a public letter to the Allergan board, noting media reports that Allergan was in discussions with Actavis and asking that Allergan promptly initiate negotiations with Valeant as well as any other potential acquirer, though no improved proposal was made by Valeant. At Mr. Saunders’ request, a representative of Actavis advised representatives of Allergan that Mr. Saunders had informally discussed the Pershing Square letter in a conference call with a group of the Actavis directors and that they shared his view that Actavis would not be willing to participate in an auction situation.

On November 9, 2014 and November 10, 2014, Allergan’s management and representatives of Goldman Sachs and BofA Merrill Lynch held in-person meetings with Actavis’ management and representatives of its financial advisor, J.P. Morgan, at which each company made a management presentation to the other about its business and the parties engaged in reciprocal due diligence. Also on the evening of November 9, 2014, Latham & Watkins delivered a draft merger agreement to Cleary Gottlieb, and there were conversations regarding the merger agreement from time to time thereafter.

On November 11, 2014, the Allergan board met telephonically with Allergan’s management and outside legal and financial advisors and discussed the efforts undertaken with respect to Actavis. The Allergan board and its advisors also discussed reaching out to determine the interest of any other parties in an acquisition of Allergan, and the Allergan board concluded that in light of the extensive media coverage which the unsolicited offers by Valeant had garnered over the prior seven months and the unwillingness expressed by Actavis to participate in an auction sale process, such action would not be in the best interest of Allergan and its stockholders. Allergan’s outside legal advisors then discussed with the Allergan board the terms of the draft merger agreement with Actavis that would allow any interested party to submit a superior bid.

On November 12, 2014, Cleary Gottlieb delivered a revised draft merger agreement to Latham & Watkins and Wachtell Lipton and the parties subsequently discussed a number of subjects with respect to Actavis’ financing plans and open issues in the merger agreement, including structure of the transaction, antitrust risk allocation, termination provisions and termination fee triggers and amounts.

On November 13, 2014 and November 14, 2014, Latham & Watkins and Cleary Gottlieb exchanged revised drafts of the merger agreement reflecting various discussions and the respective parties’ positions on open issues.

After the close of the U.S. financial markets on November 14, 2014, Mr. Saunders called Mr. Pyott to present an offer from Actavis, subject to negotiation of a mutually satisfactory acquisition agreement and approval by both companies’ boards. Mr. Saunders initially proposed a combination of cash and Actavis ordinary shares with an implied value, based on Actavis’ share price at that time, of $215.00 per share, while Mr. Pyott initially sought a transaction with an implied value in excess of $220.00 per share. Following further conversations, Mr. Saunders increased the Actavis offer that he was prepared to recommend to the Actavis board to a combination of $129.22 in cash and 0.3683 of an Actavis share for each Allergan share, implying a value, based on Actavis’ share price at that time, of $219.00 per Allergan share. Mr. Pyott continued to seek a further increase, but after a call from Paul Bisaro, Actavis’ Executive Chairman, in which Mr. Bisaro advised Mr. Pyott that this was Actavis’ final price, Mr. Pyott advised Mr. Saunders that he would be prepared to recommend a transaction to the Allergan board at this price so long as the other terms of the merger, including the amount of Allergan’s and Actavis’ termination fee, were acceptable.

Following the November 14 call between Mr. Saunders and Mr. Pyott and throughout the weekend into the evening of Sunday, November 16, 2014, Allergan’s and Actavis’ legal advisors continued to negotiate the open terms of the draft merger agreement, including the amount of the proposed termination fees and termination rights, and exchanged drafts.

The Actavis board met in Ireland on November 15, 2014, to review the terms and conditions of the proposed transaction with Allergan. The meeting was also attended by members of Actavis senior management, and representatives of J.P. Morgan, Cleary Gottlieb and Arthur Cox, Actavis’ Irish counsel. Management summarized its view as to the strategic and financial benefits of the proposed transaction and reviewed the background and status of the discussions, plans regarding the financing for the Merger, including the status of the financing and key terms of the proposed Bridge Facility, management’s expectation, following discussions with the rating agencies, that Actavis would maintain its investment grade credit rating upon completion of the Merger, the results of the due diligence performed by Actavis and its advisors with respect to Allergan, the potential timeline to closing, and the contemplated communications plan assuming approval of both boards of directors and execution of the Merger Agreement. Representatives of J.P. Morgan made a presentation regarding its financial analysis of the Merger, and rendered to the Actavis board its oral opinion, subsequently confirmed by delivery of a written opinion, dated November 15, 2014, to the effect that, as of such date, and based upon and subject to the factors, assumptions, limitations and qualifications set forth in its written opinion, the Merger Consideration to be paid by Actavis in the Merger was fair, from a financial point of view, to Actavis, as more fully described below in the section entitled “—Opinion of Actavis’ Financial Advisor” beginning on page 87 of this joint proxy statement/prospectus. A representative of Cleary Gottlieb reviewed the proposed terms of the latest draft of the Merger Agreement, which the representative noted were substantially final, subject to approval by both companies’ boards of directors. The representative of Arthur Cox reviewed the directors’ fiduciary duties in connection with considering approval of the Merger as well as certain other Irish legal considerations. Actavis directors asked questions and discussed the various presentations and related matters throughout the meeting and members of Actavis management and representatives of the financial and legal advisors responded to the directors’ comments and questions. Following the presentations and the discussions, the Actavis board unanimously approved execution of the Merger Agreement and consummation of the transactions contemplated by the Merger Agreement, including the Merger, directed that the Actavis Share Issuance Proposal be submitted for approval by Actavis shareholders, and unanimously recommended that Actavis shareholders approve such proposal. Shortly thereafter, Mr. Saunders called Mr. Pyott and advised him of the action taken by the Actavis board.

During the evening of November 16, 2014, the Allergan board met to review the terms and conditions of the proposed transaction with Actavis. At the meeting, representatives of Goldman Sachs and BofA Merrill Lynch reviewed their respective presentations regarding the financial aspects of Actavis’ offer of a combination of $129.22 in cash and 0.3683 of an Actavis ordinary share for each Allergan share made on November 14, 2014. Representatives from Latham & Watkins reviewed the proposed terms of the latest draft of the merger agreement, which the representatives from Latham & Watkins noted were substantially final, subject to board approval. The Allergan board then discussed the terms of the Merger Agreement, including the reasonableness of each party’s termination fee. The Allergan board then reviewed potential conflicts of interests disclosed by Allergan’s financial advisors and the fees received by BofA Merrill Lynch and its affiliates from Actavis and certain of its affiliates in the prior two years for services unrelated to the Merger. Following additional discussion by the Allergan board, representatives of Goldman Sachs and BofA Merrill Lynch each rendered to the Allergan board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated November 16, 2014, to the effect that, as of November 16, 2014, and based upon and subject to the factors, assumptions, limitations, qualifications and conditions set forth in such opinion, the Merger Consideration to be received by holders of Allergan common stock (other than Actavis and its affiliates) was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “—Opinions of Allergan’s Financial Advisors” beginning on page 95 of this joint proxy statement/prospectus. These opinions were addressed to, and for the use and benefit of, the board in connection with and for purposes of its evaluation of the Merger and do not constitute a recommendation as to how any holder of Allergan common stock should vote with respect to the Merger. Such opinions are attached to this joint proxy statement/prospectus as Annex C and Annex D, respectively and each is incorporated herein by reference.

The Allergan board, with the advice and assistance of its financial advisors and outside legal counsel and Allergan’s management, evaluated and discussed the terms of the Merger Agreement and the transactions contemplated thereby, taking into consideration the Valeant exchange offer, and unanimously determined that the Merger Agreement, the performance by Allergan of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Merger, were advisable and fair to, and in the best interests of Allergan and its stockholders.

The parties executed the Merger Agreement the night of November 16, 2014 and issued a joint press release announcing the transaction before the open of the U.S. financial markets on November 17, 2014.

Following the issuance of the joint press release on November 17, 2014, Valeant issued a press release indicating that it would not continue to pursue the acquisition of Allergan.

On November 18, 2014, Pershing Square filed with the SEC a request to withdraw its proxy statement filed in connection with the Pershing Square/Valeant Special Meeting, and on November 19, 2014, Valeant filed with the SEC an amendment to its Schedule TO terminating the Valeant exchange offer.

On December 1, 2014, Allergan filed with the SEC both a request to withdraw its proxy statement filed in connection with the Pershing Square/Valeant Special Meeting and a Current Report on Form 8-K disclosing that the Pershing Square/Valeant Special Meeting would not be held.

On December 1, 2014, each of Actavis and Allergan filed a Pre-Merger Notification and Report Form required pursuant to the HSR Act with the Antitrust Division and the FTC. On December 29, 2014, Actavis voluntarily withdrew and subsequently re-filed these forms. On January 9, 2015, the FTC granted early termination of the waiting period under the HSR Act with respect to the Merger.

Recommendation of the Actavis Board of Directors and Actavis’ Reasons for the Merger

The Actavis board of directors, at a meeting held on November 15, 2014 (referred to in this joint proxy statement/prospectus as the “Actavis board meeting”), unanimously adopted resolutions approving the execution of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and directed that the Actavis Share Issuance Proposal be submitted for consideration to the Actavis shareholders and unanimously recommended that the Actavis shareholders vote to approve the Actavis Share Issuance Proposal.

The Actavis board of directors considered many factors in making its determination that the terms of the transactions are advisable, consistent with and in furtherance of the strategies and goals of Actavis and are in the best interests of Actavis and the Actavis shareholders. In arriving at its decision at the Actavis board meeting, the Actavis board of directors consulted with Actavis’ management, legal advisors, financial advisors and other representatives, reviewed a significant amount of information, considered a number of factors in its deliberations and concluded that the Merger is likely to result in significant strategic and financial benefits to Actavis and its shareholders, including (not in any relative order of importance):

Strategic Considerations

•	The expectation that the combined company would create long-term shareholder value by creating additional growth opportunities by leveraging the respective strengths of each business, expanding the combined company’s development pipeline and product portfolio and unlocking value in new business lines and product offerings;

•	The expectation that pro forma revenue would be strong in core therapeutic categories, including ophthalmology, central nervous system and medical aesthetics/dermatology/plastic surgery franchises that are each expected to generate pro forma 2015 revenues in excess of approximately $3 billion and specialty product franchises in gastroenterology, cardiovascular, women’s health, urology and infectious disease treatments that are expected to produce combined revenues of approximately $4 billion;

•	The expectation that the combination of Actavis and Allergan would create one of the top 10 global pharmaceutical companies by sales revenue, with approximately $23 billion in combined pro forma revenues expected for 2015;

•	The view that the combined company would have a U.S. sales force with expanded marketing reach and increased relevance in more than a dozen medical specialties, including primary care physicians, ophthalmologists, optometrists, dermatologists, aesthetic physicians, plastic surgeons, neurologists, psychiatrists, infectious disease specialists, cardiologists, pulmonologists, gastroenterologists, OB-GYNs and urologists;

•	The expectation that the combined company will maintain approximately $1.7 billion in annual investment in R&D focused on strategic development of products within brands, generics, biologics and over-the-counter portfolios;

•	The expectation that the combined company will have an enhanced global footprint, which is expected to include a commercial presence across approximately 100 markets and approximately $5 billion in pro forma 2015 international revenues;

•	The expectation that the combined company would maintain an investment grade credit rating (based on conversations between Actavis’ management and each of Standard & Poor’s Rating Services,

Moody’s Investor Service, Inc. and Fitch Ratings, Inc. held prior to the date of the Actavis board meeting) and would have an enhanced credit profile with increased earnings and cash flow and better access to capital markets as a result of enhanced size and business diversification; and

•	The expectation that the combination would create substantial incremental efficiency and growth opportunities.

Synergies

•	The expectation that the combination would yield double-digit accretion to non-GAAP earnings within the first 12 months following completion of the combination, with annual free cash flow generation of greater than $8 billion expected in 2016; and

•	That the combination has the potential to realize approximately $1.8 billion in annual synergies commencing in 2016, in addition to the $475 million of annual savings previously announced by Allergan in connection with Allergan’s ongoing restructuring (referred to in this joint proxy statement/prospectus as “Project Endurance”).

Other Financial Considerations

•	The expectation that the transactions will provide strong operating leverage while preserving healthy levels of recurring revenues;

•	The expectation that the strong cash flows and balance sheet of the combined company will support continued investments in R&D and growth initiatives while facilitating deleveraging post-close;

•	The expectation that the combined company would have a strong balance sheet and the ability to generate substantial cash flow to finance future expansion as well as to invest in improving and adding new technology, services and products for customers; and

•	The Actavis board of directors’ belief that the combined company would have increased earnings and free cash flow (expected to be in excess of $8 billion in 2016) and better access to capital markets as a result of enhanced size and business diversification.

Funding the Cash Portion of the Merger Consideration

•	That the cash portion of the Merger Consideration would be funded by a combination of cash on hand, new credit facilities and equity offerings; and

•	The expectation that the Debt Financing would be consummated on the terms contemplated by the Commitment Letter.

Opinion of Financial Advisor

•	The opinion of J.P. Morgan, delivered orally on November 15, 2014 at the Actavis board meeting, which was confirmed by delivery of a written opinion, dated November 15, 2014, to the effect that as of the date of the opinion and based upon and subject to the factors, assumptions, limitations and qualifications set forth in such opinion, the Merger Consideration to be paid by Actavis in the Merger was fair, from a financial point of view, to Actavis, as more fully described below in “—Opinion of Actavis’ Financial Advisor” beginning on page 87 of this joint proxy statement/prospectus.

Due Diligence

•	The scope of the due diligence investigation of Allergan conducted by Actavis’ management and outside advisors, and the results of that investigation.

Familiarity with Businesses

•	The Actavis board of directors’ and management’s knowledge of Actavis’ and Allergan’s businesses, historical financial performance and condition, operations, properties, assets, regulatory issues,

competitive positions, prospects and management, as well as their knowledge of the current and prospective environment in which each of Actavis and Allergan operates, which, with respect to of Allergan, was based on both Actavis management’s existing familiarity with Allergan and the due diligence investigation conducted by Actavis’ management and outside advisors in connection with the transactions.

Governance

•	That the combined company would be led by Brenton L. Saunders, the current CEO and President of Actavis, that Paul M. Bisaro, the current Executive Chairman of Actavis, would be the Executive Chairman of the combined company and that the integration of the two companies would be led by senior management teams of both companies; and

•	That the Governance Committee of the Actavis board of directors, after consulting with Allergan, would select two members of the Allergan board of directors as of immediately prior to the Merger to be added to the Actavis board of directors.

Merger Agreement

•	The view that the terms and conditions of the Merger Agreement were, taken as a whole, favorable to completing to the proposed transaction, and acceptable to the Actavis board of directors;

•	The expectation that the satisfaction of the conditions to completion of the transactions contemplated by the Merger Agreement, including the receipt of necessary antitrust and regulatory clearances, is feasible in the second quarter of 2015;

•	The fact that the exchange ratio for the stock portion of the Merger Consideration is fixed and will not be increased to compensate Allergan stockholders in the event of a decline in the share price of Actavis’ ordinary shares prior to the effective time of the Merger, and that the terms of the Merger Agreement do not include termination rights for Allergan triggered in the event of an increase in the value of Allergan relative to the value of Actavis;

•	The fact that the Merger Agreement contains prohibitions on Allergan seeking a superior proposal and requires Allergan to pay Actavis a termination fee of $2.1 billion if (i) Allergan terminates the Merger Agreement to enter into a superior proposal or (ii) Actavis or Allergan terminates the Merger Agreement under certain circumstances and Allergan consummates or enters into an agreement with respect to a competing acquisition proposal within a certain time period (see “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement” beginning on page 155 of this joint proxy statement/prospectus); and

•	The fact that the Merger Agreement requires Allergan to reimburse Actavis for up to $680 million in fees and expenses incurred by Actavis in connection with the transactions if Actavis or Allergan terminates the Merger Agreement because it is not adopted by the Allergan stockholders (which reimbursement would be credited against the termination fee in the event that it subsequently becomes payable by Allergan) (see “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement” beginning on page 155 of this joint proxy statement/prospectus).

Recommendation by Actavis Management

•	Actavis management’s recommendation in favor of the Merger.

The Actavis board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Merger Agreement and the Merger, including (not in any relative order of importance):

•	The challenges and potential difficulties relating to integrating the operations of Actavis and Allergan;

•	The risk of diverting Actavis management’s focus and resources from other strategic opportunities and from operational matters while working to implement the transactions with Allergan, and other potential disruption associated with combining and integrating the companies, and the potential effects of such diversion and disruption on the businesses and customer and other business relationships of Actavis and Allergan;

•	The possibility that the combined company could have lower revenue and growth rates than each of the companies experienced historically;

•	The risk that the failure to complete the Merger could cause Actavis to incur significant fees and expenses and could lead to negative perceptions among investors, potential investors, customers and other business partners;

•	The effects of general competitive, economic, political and market conditions and fluctuations on Actavis, Allergan or the combined company;

•	The risk that the potential benefits, savings and synergies of the Merger may not be fully or partially achieved, or may not be achieved within the expected timeframe;

•	The risk that the transactions might not be completed in a timely manner or at all and the attendant adverse consequences for Actavis’ and Allergan’s businesses as a result of the pendency of the transactions and operational disruption;

•	The risk of adverse outcomes of pending or threatened litigation or investigations with respect to Allergan, and the possibility that an adverse judgment for monetary damages could have a material adverse effect on the business or operations of Allergan, or of the combined company after the Merger;

•	The restrictions on the conduct of Actavis’ business prior to the completion of the Merger, including the restrictions on acquiring or agreeing to acquire any entity or assets that would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by the Merger Agreement (see “The Merger Agreement—Covenants and Agreements—Conduct of Business Pending the Closing Date” beginning on page 141 of this joint proxy statement/prospectus);

•	The fact that Actavis is expected to incur indebtedness of up to approximately $36.4 billion in connection with the Merger, which debt may adversely impact Actavis’ operations following the Merger, including by making it more difficult for Actavis to satisfy its obligations, limiting Actavis’ ability to borrow additional funds, increasing Actavis’ cost of borrowing, and placing Actavis at a competitive disadvantage as compared to its competitors, to the extent that they are not as highly leveraged;

•	The risk that Actavis’ credit ratings may be downgraded or put on watch for a downgrade in connection with the Merger, which would impair Actavis’ ability to sell additional debt securities or borrow funds upon the more favorable terms and conditions that were available at the time of the signing of the Merger Agreement or to finance or refinance the aggregate cash portion of the Merger Consideration with the issuance of debt securities or alternatives to the bridge loan facilities on terms more favorable than under the bridge loan facilities, or to refinance the bridge loan facilities if drawn;

•	The fact that Actavis’ obligation to complete the Merger is not subject to a financing condition and the risk that Actavis may not have the funds necessary to complete the Merger in the event the Debt Financing is not available at the closing;

•	The fact that the exchange ratio for the stock portion of the Merger Consideration is fixed and will not be reduced in the event of an increase in the share price of Actavis ordinary shares prior to the effective time of the Merger, and that the terms of the Merger Agreement do not include termination rights for Actavis triggered in the event of a decrease in the value of Allergan relative to the value of Actavis;

•	The potential dilution to Actavis shareholders from the issuance of ordinary shares to pay the aggregate stock portion of the Merger Consideration and the issuance of ordinary shares and/or mandatorily convertible equity interests to finance a portion of the aggregate cash portion of the Merger Consideration;

•	The uncertainty, as of the date of the Actavis board meeting, as to whether Valeant and/or Pershing Square Capital Management L.P. (referred to in this joint proxy statement/prospectus as “Pershing Square”) would continue to pursue an acquisition of Allergan and/or seek to remove a majority of the Allergan board of directors and the potential disruption to the Merger and Allergan’s business associated therewith;

•	The risk that Allergan stockholders might fail to approve the adoption of the Merger Agreement or Actavis shareholders might fail to approve the issuance of Actavis ordinary shares;

•	The requirement that Actavis take any and all actions necessary to obtain certain specified antitrust approvals and clearances required to complete the Merger and the fact that, under certain circumstances, if such approvals and clearances are not obtained and the Merger Agreement were terminated, Actavis would be required to pay Allergan a termination fee of $2.1 billion (see “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement” beginning on page 155 of this joint proxy statement/prospectus);

•	The fact that Actavis board of directors does not have a right under the Merger Agreement to change its recommendation as a result of the receipt of a third-party proposal to acquire Actavis or a right under the Merger Agreement to terminate the Merger Agreement to accept such a proposal and the requirement that Actavis hold a shareholder vote on the Actavis Share Issuance Proposal even if the Actavis board of directors may have withdrawn its recommendation (see “The Merger Agreement—Covenants and Agreements—Change of Recommendation” beginning on page 151 of this joint proxy statement/prospectus);

•	That fact that the Actavis board of directors may only change its recommendation in response to material events affecting Actavis that were not known to, or reasonably foreseeable by, the Actavis board of directors as of the date of the Merger Agreement (other than a third-party proposal to acquire Actavis), and that a change in recommendation by the Actavis board of directors does not permit Actavis to terminate the Merger Agreement (see “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement” beginning on page 155 of this joint proxy statement/prospectus);

•	The requirement that Actavis pay Allergan a termination fee of $2.1 billion if the Actavis board of directors changes its recommendation or $1.3 billion if the Actavis shareholders fail to approve the issuance of ordinary shares in the Merger (see “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement” beginning on page 155 of this joint proxy statement/prospectus);

•	The risks associated with the occurrence of events which may materially and adversely affect the operations or financial condition of Allergan and its subsidiaries, but which may not entitle Actavis to terminate the Merger Agreement; and

•	Various other risks associated with the Merger and the transactions contemplated by the Merger Agreement and the businesses of Actavis, Allergan and the combined company, some of which are described under “Risk Factors” beginning on page 34 of this joint proxy statement/prospectus.

The Actavis board of directors concluded that the potentially negative factors associated with the Merger were outweighed by the potential benefits that it expected Actavis and its shareholders to achieve as a result of the Merger. Accordingly, the Actavis board of directors unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing discussion of the information and factors considered by the Actavis board of directors is not intended to be exhaustive, but includes the material factors considered by the Actavis board of directors. In view of the variety of factors considered in connection with its evaluation of the combination, the Actavis board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Actavis board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Actavis board of directors based its recommendation on the totality of the information presented and the factors it considered. The explanation of the Actavis board of directors’ reasons for the proposed transactions and all other information presented in this section is forward-looking in nature and therefore should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 47 of this joint proxy statement/prospectus.

For the reasons set forth above and such other factors considered by the Actavis board of directors, the Actavis board of directors determined that the Merger and the transactions contemplated by the Merger Agreement are consistent with, and will further, the business strategies and goals of Actavis, and are in the best interests of Actavis and the Actavis shareholders and has approved the Merger and the transactions contemplated thereby and unanimously recommends that Actavis shareholders vote “FOR” the Actavis Share Issuance Proposal and “FOR” the Actavis Adjournment Proposal.

Recommendation of the Allergan Board of Directors and Allergan’s Reasons for the Merger

At its meeting on November 16, 2014 held to evaluate the proposed merger (referred to in this joint proxy statement/prospectus as the “Allergan board meeting”), the Allergan board of directors unanimously approved the Merger Agreement and determined that the terms of the Merger are fair to and in the best interests of Allergan’s stockholders. The Allergan board of directors unanimously recommends that the stockholders of Allergan vote to approve the Merger Proposal, the Allergan Adjournment Proposal and the Merger-Related Named Executive Officer Compensation Proposal at the Allergan special meeting.

The Allergan board of directors considered many factors in making its determination that the terms of the Merger are fair to and in the best interests of Allergan’s stockholders and unanimously recommending adoption of the Merger Agreement by the Allergan stockholders. In arriving at its determination, Allergan’s board of directors consulted with Allergan’s management, legal advisors, financial advisors and other representatives, reviewed a significant amount of information and considered a number of factors in its deliberations.

Strategic and Financial Benefits of the Merger

Allergan’s board of directors concluded that the Merger will provide Allergan with a number of significant strategic and financial benefits. In arriving at this determination, the Allergan board of directors considered a number of factors, including (not in any relative order of importance):

•

that the Merger Consideration, payable in a mix of cash and highly liquid stock, had an implied value per Allergan share of $219.00, based on the closing price of Actavis ordinary shares as of November 14, 2014, the last trading day prior to the public announcement of the signing of the Merger Agreement, which represented a premium of approximately 54.2% to Allergan’s stock price at the closing of trading on April 21, 2014, the day prior to the public announcement of the initial unsolicited proposal by Valeant, a premium of approximately 76.1% to Allergan’s stock price at the closing of trading on March 24, 2014, four weeks prior to Valeant’s public announcement, and a premium of approximately 10.2% to Allergan’s stock price at the closing of trading on November 14, 2014. Additionally, Allergan’s board of directors observed that the implied value per Allergan share of $219.00 represented a 19.4% premium to the value of the offer price Allergan stockholders would receive in the Valeant exchange offer commenced on June 18, 2014 by Valeant for the shares of

Allergan common stock, as amended, based on the closing price of Valeant common shares as of November 14, 2014, the last full trading day prior to the public announcement of the signing of the Merger Agreement;

•	that the mixed cash and equity nature of the Merger Consideration offers Allergan stockholders the opportunity to participate in the future earnings and growth of the combined company, while also providing the stockholders with a substantial cash payout of $129.22 per share, without interest;

•	the Allergan board of directors’ belief that the Merger would create one of the top 10 global pharmaceutical companies by sales revenue, with combined annual pro forma revenues of more than $23 billion anticipated in 2015;

•	the Allergan board of directors’ belief that the Merger would generate approximately $1.8 billion in expected annual synergies commencing in 2016, in addition to the $475 million of annual savings previously announced by Allergan in connection with Project Endurance, while maintaining annual research and development investment of approximately $1.7 billion, ensuring the appropriate resource allocation to continue driving exceptional organic growth;

•	the Allergan board of directors’ belief that the combination would significantly expand Allergan’s branded pharmaceutical portfolio with blockbuster franchises in key therapeutic areas, including central nervous system, gastroenterology and women’s health. In particular, the Allergan board of directors noted that:

¡	as a result of its expanded product offerings, the combined company is expected to benefit from additional revenue growth opportunities;

¡	the combined company would have a product pipeline with greater depth and breadth and many promising drug candidates;

¡	with greater resources, the combined company is expected to have greater financial flexibility to invest in these development opportunities, as well as external opportunities; and

¡	the combined company would have a U.S. sales force with expanded marketing reach and increased relevance in more than a dozen medical specialties, including primary care physicians, ophthalmologists, optometrists, dermatologists, aesthetic physicians, plastic surgeons, neurologists, psychiatrists, infectious disease specialists, cardiologists, pulmonologists, gastroenterologists, OB-GYNs and urologists;

•	the Allergan board of directors’ belief that the combined company would generate strong free cash flow (expected to be in excess of $8 billion in 2016) and better access to capital markets as a result of enhanced size and therapeutics line diversification;

•	information and discussions with Allergan’s management regarding Actavis’ business and results of operations, and its financial and market position, and Allergan’s management’s expectations concerning Actavis’ future prospects, and historical and current share trading prices and volumes of Actavis shares;

•	information and discussions regarding the benefits of size and scale, and expected credit profile and effective tax rate, of the combined company and the expected pro forma effect of the proposed transaction; and

•	the current and expected future landscape of the pharmaceutical industry, and, in light of the regulatory, financial and competitive challenges facing industry participants, the likelihood that the combined company would be better positioned to meet these challenges if the expected strategic and financial benefits of the transaction were fully realized.

In the course of reaching its decision to approve the Merger Agreement, the Allergan board of directors considered the following additional factors as generally supporting its decision:

•	that the fixed exchange ratio provides certainty to the Allergan stockholders as to their approximate aggregate pro forma percentage ownership of the combined company;

•	the Allergan board of directors’ consideration of potential alternative transactions and its view, in consultation with its legal and financial advisors, that it was not probable that any alternative transaction reasonably available to Allergan within a reasonable timeframe would generate value to the Allergan stockholders in excess of the value from the Merger, and that the Merger Agreement provided sufficient flexibility for the Allergan board of directors to terminate the Merger Agreement under certain circumstances in order to enter into a superior proposal acquisition agreement;

•	the likelihood that the Merger will be consummated, based on, among other things: (i) the closing conditions to the Merger, including the fact that the obligations of Actavis are not subject to a financing condition (and the views of Allergan’s management and its financial advisors as to the likelihood that Actavis will be able to obtain the necessary financing, particularly in view of the committed bridge financing made available to Actavis by the Commitment Parties) and (ii) the commitment made by Actavis to Allergan to use reasonable best efforts to obtain regulatory clearances, including under the HSR Act, including the commitment to divest assets or commit to limitations on the businesses of Allergan or Actavis to the extent provided in the Merger Agreement, as discussed further under “The Merger Agreement” beginning on page 133 of this joint proxy statement/prospectus;

•	the terms and conditions of the Merger Agreement and the course of negotiations of such agreement, including, among other things:

¡	the ability of Allergan, subject to certain conditions, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal, and the Allergan board of directors’ ability to terminate the Merger Agreement under certain circumstances in order to enter into a superior proposal transaction agreement;

¡	the Allergan board of directors’ belief that the termination fee and expense reimbursement payments to be made to Actavis upon termination of the Merger Agreement under specified circumstances are reasonable, customary and not likely to significantly deter another party from making a superior proposal; and

¡	the requirement that Actavis hold a shareholder vote on the Merger Agreement, even though the Actavis board of directors may have withdrawn its recommendation;

•	the recommendation of Allergan’s management in support of the transaction;

•	the opinions of each of Goldman Sachs and BofA Merrill Lynch, each delivered orally on November 16, 2014 at the Allergan board meeting, and each of which was confirmed by delivery of a written opinion, each dated as of November 16, 2014, to the effect that as of November 16, 2014 and based upon and subject to the factors, assumptions, limitations, qualifications and conditions set forth in such opinion, the Merger Consideration to be received by the holders (other than Actavis and its affiliates) of Allergan’s common stock in the Merger was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “—Opinions of Allergan’s Financial Advisors” beginning on page 95 of this joint proxy statement/prospectus;

•	the expected aggregate percentage ownership interest and voting power of the Allergan stockholders in Actavis following completion of the Merger;

•	the required regulatory consents and the views of Allergan’s advisors that the Merger will be approved by the requisite authorities without the imposition of conditions sufficiently material to preclude the Merger;

•	the fact that two of Allergan’s current directors will become members of the board of directors of the combined company immediately following the effective time of the Merger; and

•	the scope and results of Allergan’s due diligence investigation of Actavis, which included reviews of organizational, operational, financial, commercial, regulatory, legal, employee and other matters related to Actavis’ business and potential financial, operational and other impacts of the Merger on Allergan.

The Allergan board of directors weighed these factors against a number of uncertainties, risks and potentially negative factors relevant to the transaction, including the following (not in any relative order of importance):

•	the fixed exchange ratio will not adjust to compensate for changes in the price of Allergan’s common stock or Actavis’ ordinary shares prior to the consummation of the transactions, and the terms of the Merger Agreement do not include termination rights triggered by a decrease in the value of Actavis relative to the value of Allergan;

•	the restrictions on Allergan’s operations until completion of the transactions, which could have the effect of preventing Allergan from pursuing other strategic transactions during the pendency of the Merger Agreement as well as taking a number of other actions relating to the conduct of its business without the prior consent of Actavis;

•	the adverse impact that business uncertainty pending completion of the transactions could have on the ability to attract, retain and motivate key personnel until the consummation of the transactions;

•	the provisions in the Merger Agreement relating to the potential payment of a termination fee of $2.1 billion under certain circumstances specified in the Merger Agreement or up to $680 million of expenses of Actavis in connection with the transaction if the Merger Agreement is terminated as a result of the Allergan stockholders not approving the Merger Proposal;

•	the challenges inherent in the combination of two business enterprises of the size and scope of Allergan and Actavis, including the possibility that the anticipated cost savings and synergies and other benefits sought to be obtained from the transactions might not be achieved in the time frame contemplated or at all, and the other numerous risks and uncertainties that could adversely affect the combined company’s operating results;

•	the risk that the transactions might not be consummated in a timely manner or at all;

•	that failure to complete the transactions could cause Allergan to incur significant fees and expenses and could lead to negative perceptions among investors, potential investors and customers;

•	the risks associated with satisfying certain conditions relating to regulatory clearances and the absence of adverse changes in laws, and the possibility of delay;

•	the risk of failure of Allergan stockholders to approve the Merger Proposal or Actavis shareholders to approve the share issuance;

•	the increased leverage of the combined company, which will result in increased interest payments and could negatively affect the combined business’s credit ratings, limit access to credit markets or make such access more expensive and reduce operational and strategic flexibility; and

•	the risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 34 and 47, respectively, of this joint proxy statement/prospectus.

The Allergan board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the transactions were outweighed by the potential benefits that it expected Allergan and the Allergan stockholders would achieve as a result of the transactions.

This discussion of the information and factors considered by the Allergan board of directors includes the principal positive and negative factors considered by the Allergan board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the Allergan board of directors. In view of the wide variety of factors considered in connection with its evaluation of the transaction, and the complexity of these matters, the Allergan board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the transaction and to make its recommendations to the Allergan stockholders. Rather, the Allergan board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Allergan board of directors may have given differing weights to different factors. The explanation of the Allergan board of directors’ reasons for the proposed transactions and all other information in this section may be forward-looking in nature and therefore should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 47 of this joint proxy statement/prospectus.

Opinion of Actavis’ Financial Advisor

Actavis retained J.P. Morgan as its financial advisor in connection with the Merger Proposal, effective as of April 26, 2014, pursuant to an engagement letter dated November 16, 2014.

At the meeting of the Actavis board of directors on November 15, 2014, J.P. Morgan rendered its oral opinion to the Actavis board of directors that, as of such date and based upon and subject to the factors, assumptions, limitations and qualifications set forth in its opinion, the Merger Consideration to be paid by Actavis in the Merger was fair, from a financial point of view, to Actavis. Following the meeting of the Actavis board of directors, J.P. Morgan confirmed its November 15, 2014 oral opinion by delivering its written opinion to the Actavis board of directors, dated November 15, 2014, that, as of such date and based upon and subject to the factors, assumptions, limitations and qualifications set forth in its opinion, the Merger Consideration to be paid by Actavis in the Merger was fair, from a financial point of view, to Actavis. No limitations were imposed by the Actavis board of directors upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan dated November 15, 2014, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. Actavis’ shareholders are urged to read the opinion in its entirety. The issuance of J.P. Morgan’s fairness opinion was approved by a fairness committee of J. P. Morgan. J.P. Morgan’s written opinion is addressed to the Actavis board of directors, is directed only to the Merger Consideration to be paid in the Merger and does not constitute a recommendation to any Actavis shareholder or Allergan stockholder as to how such shareholder or stockholder should vote or act with respect to the Merger or any other matter. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft of the Merger Agreement dated November 14, 2014;

•	reviewed certain publicly available business and financial information concerning Allergan and Actavis and the industries in which they operate;

•	compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of Allergan and Actavis with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Allergan’s common stock and Actavis’ ordinary shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of Allergan and Actavis relating to their respective businesses, and reviewed the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger provided to J.P. Morgan by the management of Actavis (referred to in this section of this joint proxy statement/prospectus as the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Allergan and Actavis with respect to certain aspects of the Merger, and the past and current business operations of Allergan and Actavis, the financial condition and future prospects and operations of Allergan and Actavis, the effects of the Merger on the financial condition and future prospects of Allergan and Actavis, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Allergan and Actavis or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify, nor did J.P. Morgan assume responsibility or liability for independently verifying, any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Allergan or Actavis under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, including the Synergies referred to above, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Allergan and Actavis to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the Merger and other transactions contemplated by the Merger Agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Actavis, and will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respects from the draft furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Allergan and Actavis in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by Actavis and its advisors with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Allergan or Actavis or on the contemplated benefits of the Merger.

The projections Actavis furnished to J.P. Morgan for Actavis for the calendar years 2015 through 2019 were prepared by the management of Actavis (referred to in this section of this joint proxy statement/prospectus as the “Actavis Projections”) (for more information regarding the Actavis Projections, please refer to the section entitled “—Actavis Unaudited Prospective Financial Information” beginning on page 116 in this joint proxy statement/prospectus). The projections used by J.P. Morgan in its fairness analysis for Allergan for the calendar years 2015 through 2019 were furnished to J.P. Morgan by the management of Actavis and were consistent, in all respects material to J.P. Morgan’s analysis, with the projections for Allergan shown in the section entitled “—Allergan Unaudited Prospective Financial Information” beginning on page 119 in this joint proxy statement/prospectus (referred to in this section of this joint proxy statement/prospectus as the “Allergan Projections”). Neither Actavis nor Allergan publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to the sections entitled “—Allergan Unaudited Prospective Financial Information” and “—Actavis Unaudited Prospective Financial Information” beginning on pages 119 and 116, respectively, of this joint proxy statement/prospectus.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid by Actavis in the Merger, and J.P. Morgan has expressed no opinion as to the fairness of the Merger Consideration to the holders of any class of securities, creditors or other constituencies of Actavis or as to the underlying decision by Actavis to engage in the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Merger, or any class of such persons, relative to the Merger Consideration to be paid by Actavis in the Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Allergan’s common stock or Actavis’ ordinary shares will trade at any future time, whether before or after the closing of the Merger.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Historical Trading Range

J.P. Morgan presented to the Actavis board of directors the trading range of Actavis’ ordinary shares for the 26-week period ending November 14, 2014, which was $202.72 per share to $250.38 per share, and compared that to the closing price of Actavis’ ordinary shares of $243.77 on November 14, 2014. J.P. Morgan also reviewed with the Actavis board of directors the trading range of Allergan’s common stock for the 26-week period ending November 14, 2014, which was $151.92 per share to $198.65 per share, and compared that to the closing price of Allergan common stock of $198.65 on November 14, 2014 and the implied per share equity value of the Merger Consideration of $219.00, calculated as of November 14, 2014. The implied per share equity value of the Merger Consideration of $219.00 as used throughout this summary was calculated based on the exchange ratio of 0.3683 multiplied by the closing stock price of Actavis on November 14, 2014 of $243.77, resulting in stock consideration valued at $89.78, plus the fixed cash consideration of $129.22. J.P. Morgan noted that the historical trading range analysis is not a valuation methodology and that such analysis was presented merely for reference purposes only and not as a component of its fairness analysis.

Analyst Price Targets

J.P. Morgan presented to the Actavis board of directors the price targets of public equity research analysts for Actavis, which provided a reference range of $227.00 per share to $310.00 per share with a median of $277.50 per share, and compared that to the closing price of Actavis’ ordinary shares of $243.77 on November 14, 2014. J.P. Morgan also reviewed with the Actavis board of directors the price targets of public equity research analysts for Allergan, which provided a reference range of $184.00 per share to $232.00 per share with a median of $212.00 per share, and compared that to the closing price of Allergan’s common stock of $198.65 on November 14, 2014 and the implied per share equity value of the Merger Consideration of $219.00 per share, calculated as of November 14, 2014. J.P. Morgan noted that the analyst price targets analysis is not a valuation methodology and that such analysis was presented merely for reference purposes only and not as a component of its fairness analysis.

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of Actavis with similar data for publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to Actavis’ business or aspects thereof. The companies were as follows:

Branded Specialty Pharmaceutical Companies:

•	Endo International plc

•	Jazz Pharmaceuticals plc

•	Shire plc

•	Valeant Pharmaceuticals International, Inc.

Generic Specialty Pharmaceutical Companies:

•	Mallinckrodt plc

•	Mylan Inc.

•	Teva Pharmaceutical Industries Ltd.

Using publicly available information, J.P. Morgan compared selected financial data of Allergan with similar data for publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to Allergan’s business or aspects thereof. The companies were as follows:

Branded Specialty Pharmaceutical Companies:

•	Endo International plc

•	Jazz Pharmaceuticals plc

•	Shire plc

•	Valeant Pharmaceuticals International, Inc.

None of the selected companies reviewed is identical to Actavis or Allergan, as applicable, and certain of these companies may have characteristics that are materially different from those of Actavis and Allergan, as applicable. These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Actavis or Allergan, as applicable, based on sector participation, financial metrics and form of operations. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Actavis or Allergan, as applicable.

For each company listed above, J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available financial data as of November 14, 2014. Among other calculations, J.P. Morgan calculated for each of the companies the ratio of enterprise value (referred to in this section of this joint proxy statement/prospectus as “EV”) to estimated earnings before interest, taxes, depreciation and amortization (referred to in this section of this joint proxy statement/prospectus as “EBITDA”) for the calendar year 2015 (referred to in this section of this joint proxy statement/prospectus as the “2015E EV/EBITDA multiple”).

The low and high 2015E EV/EBITDA multiples of the analyzed Branded Specialty Pharmaceutical Companies for the calendar year 2015 ranged from 11.2x to 14.7x. The low and high 2015E EV/EBITDA multiples of the analyzed Generic Specialty Pharmaceutical Companies for the calendar year 2015 ranged from 9.5x to 11.9x.

Based on the results of this analysis, J.P. Morgan selected a 2015E EV/EBITDA multiple reference range of 11.5x to 14.0x for Actavis. The multiple reference range was applied to Actavis’ Adjusted EBITDA estimate for the calendar year 2015 provided by the management of Actavis to J.P. Morgan (see “—Actavis Unaudited Prospective Financial Information” beginning on page 116 of this joint proxy statement/prospectus for more information) to arrive at a range of implied equity values per share for Actavis as follows:

Public Trading Analysis Implied Equity Value per Share for Actavis
11.5x to 14.0x Estimated 2015 Adjusted EBITDA	$208.29 - $264.94

The range of implied equity values for Actavis was compared to the closing price of Actavis’ ordinary shares of $243.77 on November 14, 2014.

Based on the results of this analysis, J.P. Morgan selected a 2015E EV/EBITDA multiple reference range of 13.0x to 15.0x for Allergan. The multiple reference range was applied to Allergan’s EBITDA estimate for the calendar year 2015 provided by the management of Actavis to J.P. Morgan (see “—Allergan Unaudited Prospective Financial Information” beginning on page 119 of this joint proxy statement/prospectus for more information) to arrive at a range of implied equity values per share for Allergan as follows:

Public Trading Analysis Implied Equity Value per Share for Allergan
13.0x to 15.0x Estimated 2015 EBITDA	$170.10 - $194.25

The range of implied equity values for Allergan was compared to the closing price of Allergan’s common stock of $198.65 on November 14, 2014 and the implied per share equity value of the Merger Consideration of $219.00 per share, calculated as of November 14, 2014.

Selected Transaction Multiples Analysis

Using publicly available information, J.P. Morgan examined selected transactions involving businesses that J.P. Morgan judged to be sufficiently analogous to Allergan’s business or aspects thereof. For each of the selected transactions, J.P. Morgan calculated the ratio of the target’s EV to the target’s EBITDA for a forward-looking 12-month period as of the date of transaction announcement (which ratio is referred to in this section of this joint proxy statement/prospectus as the “CY1 EV/EBITDA multiple”). The forward-looking 12-month period that was used in each case was the same calendar year for transactions announced prior to June 30 of a given year and the next calendar year for transactions announced following June 30 of a given year. The transactions considered are as follows:

Transaction	Announcement Date
AbbVie Inc.’s proposed acquisition of Shire plc	July 18, 2014
Valeant Pharmaceuticals International Inc.’s proposed acquisition of Allergan, Inc.	May 30, 2014
Actavis plc’s acquisition of Forest Laboratories, Inc.	February 18, 2014
Sanofi-Aventis SA’s acquisition of Genzyme Corporation (excluding CVR)	February 16, 2011
Sanofi-Aventis SA’s acquisition of Genzyme Corporation (including CVR)	February 16, 2011
Merck & Co.’s acquisition of Schering-Plough Corporation	March 09, 2009
Pfizer Inc.’s acquisition of Wyeth	January 26, 2009

The low and high CY1 EV/EBITDA multiple of the selected transactions ranged from 8.3x to 22.0x. Based on the results of this analysis, J.P. Morgan applied a 2015E EV/EBITDA multiple range of 15.0x to 20.0x to Allergan’s EBITDA estimate for the calendar year 2015 provided by the management of Actavis to J.P. Morgan (see “—Allergan Unaudited Prospective Financial Information” beginning on page 119 of this joint proxy statement/prospectus for more information) to arrive at a range of implied equity values per share as follows:

Transaction Multiples Analysis Implied Equity Value per Share for Allergan
15.0x to 20.0x Estimated 2015 EBITDA	$194.25 - $254.62

The range of implied equity values for Allergan was compared to the closing price of Allergan’s common stock of $198.65 on November 14, 2014 and the implied per share equity value of the Merger Consideration of $219.00 per share, calculated as of November 14, 2014.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for both Actavis and Allergan on a stand-alone basis. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset, and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit after tax, adjusted for depreciation, capital expenditures, changes in net working capital, and certain other one-time cash expenses as applicable. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using an appropriate discount rate and applying a discounting convention that assumes that all cash flows were generated at the midpoint of each period. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

J.P. Morgan utilized the unlevered free cash flows for Actavis for calendar years 2015 through 2019 as reflected in the Actavis Projections. The unlevered free cash flows utilized by J.P. Morgan for Actavis for calendar years 2020 through 2024 were extrapolations prepared by Actavis management based on the Actavis Projections and furnished to J.P. Morgan for purposes of its analysis. J.P. Morgan utilized unlevered free cash flows for Allergan for calendar years 2015 through 2019 that were furnished to J.P. Morgan by the management of Actavis and were consistent, in all respects material to J.P. Morgan’s analysis, with the unlevered free cash flow projections for Allergan reflected in the Allergan Projections. The unlevered free cash flows utilized by J.P. Morgan for Allergan for the calendar years 2020 through 2024 were extrapolations prepared by Actavis management based on the Allergan Projections and furnished to J.P. Morgan for purposes of its analysis. J.P. Morgan calculated a range of terminal values for Actavis and Allergan during the final year of the 10-year period ending 2024 by applying a perpetual growth rate ranging from 1.5% to 2.5% to the unlevered free cash flows of the respective company during the terminal period of the respective projections. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 8.0% to 9.0% for Actavis, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Actavis, and a range of discount rates from 8.5% to 9.5% for Allergan, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Allergan. J.P. Morgan’s analyses of the weighted average cost of capital of Actavis and Allergan were based upon the capital assets pricing model to derive a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. The implied equity values were divided by the number of fully diluted shares outstanding at each company to arrive at a range of implied equity values as follows:

Discounted Cash Flow Analysis Implied Equity Value per Share
Actavis	$276.98 - $371.38
Allergan	$209.64 - $263.94

The range of implied equity values for Actavis was compared to the closing price of Actavis’ ordinary shares of $243.77 on November 14, 2014. The range of implied equity values for Allergan was compared to the closing price of Allergan’s common stock of $198.65 on November 14, 2014 and the implied per share equity value of the Merger Consideration of $219.00, calculated as of November 14, 2014.

Discounted Cash Flow Analysis With Synergies

J.P. Morgan also used discounted cash flow analysis for Allergan to determine a range of equity values for Allergan that included the present value of 50% of the Synergies. In performing these analyses, J.P. Morgan used the same methodology and assumptions as described under Discounted Cash Flow Analysis above with respect to Allergan.

Based on the foregoing calculations, J.P. Morgan derived a range of implied equity values for Allergan as follows:

Discounted Cash Flow Analysis Implied Equity Value per Share With 50% of Synergies
Allergan	$241.30 - $300.31

This range of implied equity value per share was compared to the closing price of Allergan’s common stock of $198.65 on November 14, 2014 and the implied per share equity value of the Merger Consideration of $219.00, calculated as of November 14, 2014.

Relative Implied Exchange Ratio Analysis

J.P. Morgan compared the results for Actavis to the results for Allergan with respect to the Public Trading Multiples, Discounted Cash Flow and Discounted Cash Flow With Synergies analyses referenced above. For each comparison, J.P. Morgan compared the highest equity value per share for Allergan, after adjusting for $129.22 per share of cash consideration, to the lowest equity value per share for Actavis to derive the highest exchange ratio implied by each pair of results. J.P. Morgan also compared the lowest equity value per share for Allergan, after adjusting for $129.22 per share of cash consideration, to the highest equity value per share for Actavis to derive the lowest exchange ratio implied by each pair of results. The implied exchange ratios resulting from this analysis were:

Implied Exchange Ratio
	Low	High
Public Trading Multiples	0.1543x	0.3122x
Discounted Cash Flow	0.2165x	0.4864x
Discounted Cash Flow With Synergies	0.3018x	0.6177x

The implied exchange ratios were compared to the proposed exchange ratio in the Merger of 0.3683x and the exchange ratio of 0.2848x implied by the closing price of Actavis’ ordinary shares of $243.77 on November 14, 2014 and the closing price of Allergan’s common stock of $198.65 on November 14, 2014.

Value Creation Analysis

J.P. Morgan conducted an analysis of the theoretical value creation to the existing holders of Actavis ordinary shares that compared the estimated implied equity value per share of Actavis on a standalone basis based on the midpoint value determined in J.P. Morgan’s Discounted Cash Flow Analysis described above to the estimated implied equity value per share of Actavis shareholders’ ownership in the combined company pro forma for the Merger. J.P. Morgan calculated the pro forma implied equity value of Actavis ordinary shares by (1) adding the sum of (a) the implied equity value of Actavis on a stand-alone basis using the midpoint value determined in J.P. Morgan’s Discounted Cash Flow Analysis described above, (b) the implied equity value of Allergan on a stand-alone basis without Synergies using the midpoint value determined in J.P. Morgan’s Discounted Cash Flow Analysis described above, (c) the estimated present value of 100% of the Synergies and (d) the estimated amount of capital from the issuance of Actavis equity to the market in connection with the Merger, (2) subtracting the sum of (a) the amount of cash consideration to be paid by Actavis to Allergan stockholders in the Merger and (b) the estimated transaction fees and expenses relating to the Merger, and (3) multiplying such result by the pro forma equity ownership of the combined company by the existing holders of Actavis ordinary shares. This value creation analysis indicated that the Merger would create value for the holders of Actavis ordinary shares as compared to the standalone equity value of Actavis. There can be no assurance, however, that the Synergies, amount of capital raise and the dilution that would result therefrom, transaction-related expenses and other impacts referred to above will not be substantially greater or less than those estimated by Actavis’ management and described above.

Miscellaneous

The foregoing summary of certain financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Actavis or Allergan, and none of the selected transactions reviewed was identical to the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Actavis and Allergan. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Merger. These analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Actavis and Allergan and the transactions compared to the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Actavis with respect to the Merger on the basis of such experience and its familiarity with Actavis.

For services rendered in connection with the Merger (including the delivery of its opinion), Actavis agreed to pay J.P. Morgan $5 million upon delivery of its opinion. Actavis has agreed to pay J.P. Morgan an additional fee of $60 million at the effective time of the Merger. In the event the Merger is not consummated and Actavis receives any payment in connection with the termination or abandonment of the proposed Merger, or the failure of the proposed Merger to occur, Actavis will pay J.P. Morgan a fee equal to 5% of any such payment (less any of the above fees already paid by Actavis and net of Actavis actual expenses), but in no event will the payment to J.P. Morgan exceed the fee that would have been paid to J.P. Morgan if the transaction had been consummated. In addition, Actavis has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the fees and disbursements of counsel, and has agreed to indemnify J.P. Morgan against certain liabilities, including liabilities arising under U.S. federal securities laws.

During the two years preceding delivery of the opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Actavis and Allergan, for which J.P. Morgan and its affiliates received approximately $67 million and $4 million in aggregate fees from Actavis and Allergan, respectively. Such services during such period have included acting as financial advisor to Actavis’ subsidiary Forest Laboratories, Inc. on its sale to Actavis in July 2014, acting as joint lead arranger on Actavis’ term loan facility in October 2013, acting as joint lead arranger and joint bookrunner on Actavis’ term loan facility in August 2013 and acting as joint bookrunner on Allergan’s high grade offering in March 2013. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Actavis and Allergan, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates have provided a capital commitment of $24.2 billion to Actavis in connection with the Merger, and have agreed to arrange and provide permanent financing for Actavis in connection with the Merger, for which J.P. Morgan expects to receive total aggregate fees of approximately 0.85% to 0.90% of J.P. Morgan’s capital commitment. In the ordinary course of business, J.P. Morgan and its affiliates may actively trade the debt and/or equity securities of Actavis or Allergan for their own accounts or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Opinions of Allergan’s Financial Advisors

BofA Merrill Lynch

Allergan retained BofA Merrill Lynch to act as one of Allergan’s financial advisors in connection with Valeant’s effort to acquire Allergan first publicly announced on April 21, 2014, Allergan’s subsequent consideration of the Valeant exchange offer, and the Merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Allergan selected BofA Merrill Lynch to act as one of Allergan’s financial advisors on the basis of BofA Merrill Lynch’s qualifications, capabilities, and reputation for providing high-quality financial advisory services and its experience in transactions similar to the Valeant exchange offer to acquire Allergan and the Merger and its reputation in the investment community. In addition, BofA Merrill Lynch has a long-standing relationship and is familiar with Allergan and has substantial knowledge of and experience in the pharmaceutical sector.

On November 16, 2014, at the Allergan board meeting to evaluate the Merger, BofA Merrill Lynch rendered to the board of directors an oral opinion, which was confirmed by delivery of a written opinion dated November 16, 2014, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its written opinion, the Merger Consideration to be received by holders of Allergan common stock in the Merger was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to the Allergan board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Allergan board of directors for the benefit and use of the Allergan board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the Merger. BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Allergan or in which Allergan might engage or as to the underlying business decision of Allergan to proceed with or effect the Merger. BofA Merrill Lynch’s opinion did not address any terms or other aspects of the Merger (other than the Merger Consideration to the extent expressly specified in its opinion) and does not constitute an opinion or recommendation to any stockholders as to how to vote or act in connection with the Merger or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

•	reviewed certain publicly available business and financial information relating to Allergan and Actavis;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Allergan furnished to or discussed with BofA Merrill Lynch by the management of Allergan, including certain financial forecasts relating to Allergan prepared by the management of Allergan (referred to in this section of this joint proxy statement/prospectus as the “Allergan forecasts”);

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Actavis furnished to or discussed with BofA Merrill Lynch by the management of Actavis, including certain financial forecasts relating to Actavis prepared by the management of Actavis and approved by the management of Allergan (referred to in this section of this joint proxy statement/prospectus as the “Actavis forecasts”);

•	reviewed certain estimates as to the amount and timing of cost savings (referred to in this section of this joint proxy statement/prospectus as the “synergies”) anticipated by the management of Actavis to result from the Merger and approved by management of Allergan;

•	discussed the past and current business, operations, financial condition and prospects of Allergan with members of senior management of Allergan and Actavis, and discussed the past and current business, operations, financial condition and prospects of Actavis with members of senior management of Allergan and Actavis;

•	reviewed the potential pro forma financial impact of the Merger on the future financial performance of Actavis, including the potential effect on Actavis’ estimated non-GAAP EPS;

•	reviewed the trading histories for the Allergan common stock and the Actavis ordinary shares and a comparison of such trading histories with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of Allergan and Actavis with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed a draft, dated November 16, 2014, of the Merger Agreement (referred to in this section of this joint proxy statement/prospectus as the “November 16 draft merger agreement”); and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Allergan and Actavis that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Allergan forecasts, BofA Merrill Lynch was advised by Allergan and assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Allergan as to the future financial performance of Allergan. With respect to the Actavis forecasts and the synergies, BofA Merrill Lynch was advised by Actavis, and assumed, with the consent of Allergan, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Actavis as to the future financial performance of Actavis and other matters covered thereby and BofA Merrill Lynch was directed by the management of Allergan to utilize the Actavis forecasts and the synergies for purposes of its analyses and opinion. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Allergan or Actavis, nor did it make any physical inspection of the properties or assets of Allergan or Actavis. BofA Merrill Lynch did not evaluate the solvency or fair value of Actavis or Allergan under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Allergan, that the Merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Allergan, Actavis or the contemplated benefits of the Merger. BofA Merrill Lynch also assumed, at the direction of Allergan, that the final executed Merger Agreement would not differ in any material respect from the November 16 draft merger agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the Merger (other than the Merger Consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Merger. BofA Merrill Lynch was not requested to, and did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Allergan. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Allergan common stock, and no opinion or view was expressed with respect to any consideration to be received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Merger Consideration. Furthermore, no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Allergan or in which Allergan might engage or as to the underlying business decision of Allergan to proceed with or effect the Merger. BofA Merrill Lynch did not express any opinion as to what the value of Actavis ordinary shares actually will be when issued or the prices at which Allergan common stock or Actavis ordinary shares will trade at any time, including following announcement or consummation of the Merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger or any related matter. Except as described above, Allergan imposed no limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. Subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a summary of the material financial analyses presented by BofA Merrill Lynch to the Allergan board of directors in connection with the delivery of its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Summary of Material Financial Analyses of Allergan

Selected Publicly Traded Companies Analyses

BofA Merrill Lynch performed a selected publicly traded companies analysis of Allergan by reviewing publicly available financial and stock market information for Allergan and the following seven publicly traded companies in the pharmaceuticals industry which, based on its professional judgment and experience, BofA Merrill Lynch deemed most relevant to consider in relation to Allergan:

•	AbbVie Inc.;

•	Alexion Pharmaceuticals, Inc.;

•	Biogen Idec Inc.;

•	Bristol-Myers Squibb Company;

•	Celgene Corporation;

•	Novo Nordisk A/S; and

•	Shire plc.

For purposes of this analysis, BofA Merrill Lynch calculated implied enterprise values for each of the selected companies by multiplying its closing share price as of November 14, 2014, the last trading day prior to the announcement of the Merger, by the number of such company’s fully diluted shares (determined on a treasury stock method basis) based on information contained in its most recent public filings, and adjusted the result to reflect the company’s net debt (indebtedness less cash, cash equivalents and short-term investments) or net cash (cash, cash equivalents and short-term investments less indebtedness), as applicable, and such company’s minority interest, as applicable, in each case, as reflected on its most recent publicly filed balance sheet.

BofA Merrill Lynch also calculated implied enterprise values for Allergan by multiplying each of (i) the closing price for the Allergan common stock on February 24, 2014, the day before an affiliate of Pershing Square started acquiring Allergan common stock (which share price is referred to in this section of this joint proxy statement/prospectus as the “Allergan February 24 share price”), (ii) an implied value of $183.39 for the per share Valeant exchange offer consideration, (iii) an implied value of $219.00 for the Merger Consideration, calculated by adding an implied value of $89.78 for the 0.3683 of an Actavis ordinary share based on the closing price for the Actavis ordinary shares of $243.77 on November 14, 2014, to the per share cash consideration of $129.22, and (iv) the closing share price of $198.65 for the Allergan common stock as of November 14, 2014 (referred to in this section of this joint proxy statement/prospectus as the “Allergan pre-announcement closing price”), by the number of fully diluted shares of Allergan common stock (determined on a treasury stock method basis) based on information provided by Allergan management, and subtracting from the result Allergan’s net cash amount (defined as cash, cash equivalents and short term investments, less indebtedness) and adding its non-controlling interests, each as of September 30, 2014, as reflected on Allergan’s most recent publicly filed balance sheet (except that, for the purposes of calculating the implied enterprise value based on the Allergan

February 24 share price, Allergan’s net cash amount and non-controlling interests reflect the December 31, 2013 balance sheet as available in public filings and the number of fully diluted shares of Allergan common stock (determined on a treasury stock method basis) reflect information provided by Allergan management).

BofA Merrill Lynch calculated and reviewed the following for each of the selected companies and Allergan:

•	each selected company’s implied enterprise value and each of the implied enterprise values for Allergan referenced above as multiples of the estimated 2014 and 2015 EBITDA for the applicable company based on consensus Wall Street research analyst estimates as of November 14, 2014 (except that, for purposes of deriving multiples with reference to the implied enterprise value for Allergan based on the Allergan February 24 share price, estimates based on consensus Wall Street research analyst estimates as of February 24, 2014 were used);

•	each selected company’s closing share price as of November 14, 2014 and each of the Allergan February 24 share price, the implied value of the per share consideration contemplated by the Valeant exchange offer, the implied value of the Merger Consideration and the Allergan pre-announcement closing price as multiples (referred to in this section of this joint proxy statement/prospectus as “P/E multiples”) of estimated 2014 and 2015 earnings per share (referred to in this section of this joint proxy statement/prospectus as “EPS”) for the applicable company based on consensus Wall Street research analyst estimates (except that, for purposes of deriving multiples with reference to the Allergan February 24 share price, estimates based on consensus Wall Street research analyst estimates as of February 24, 2014 were used); and

•	each selected company’s 2014 and 2015 P/E multiples, including in the case of Allergan 2014 and 2015 P/E multiples derived using each of the Allergan February 24 share price, the implied value of the per share Valeant exchange offer consideration, the implied value of the Merger Consideration and the Allergan pre-announcement closing price as multiples (referred to in this section of this joint proxy statement/prospectus as “PEG multiples”) of the median estimate of the applicable company’s long-term EPS growth rate as published by the Institutional Brokers’ Estimate System (referred to in this section of this joint proxy statement/prospectus as “I/B/E/S”).

The results of this analysis were as follows:

	Enterprise Values/EBITDA multiples		P/E multiples		PEG multiples
	2014E	2015E	2014E	2015E	2014E	2015E
Selected companies (median)	18.2x	16.0x	26.1x	21.5x	1.7x	1.5x
Selected companies (low)	14.5x	11.2x	19.1x	14.7x	1.1x	0.8x
Selected companies (high)	32.1x	27.3x	36.3x	33.1x	2.2x	2.2x
Allergan February 24 price	14.5x	13.1x	22.8x	20.1x	1.6x	1.4x
Implied value of per share Valeant exchange offer consideration	19.0x	14.5x	29.1x	21.3x	1.4x	1.0x
Implied value of the Merger Consideration	23.0x	17.6x	34.8x	25.5x	1.7x	1.2x
Allergan pre-announcement closing price	20.7x	15.8x	31.5x	23.1x	1.5x	1.1x

No company used in this analysis is identical or directly comparable to Allergan. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Allergan were compared.

Present Value of Future Stock Price Analysis

BofA Merrill Lynch performed an analysis to derive implied present values of hypothetical future prices for the Allergan common stock as of December 31 of the years 2014 through 2018. BofA Merrill Lynch calculated hypothetical future prices for the Allergan common stock as of December 31 of each of those years by applying illustrative next 12 months (referred to in this section of this joint proxy statement/prospectus as “NTM”) P/E multiples ranging from 20.0x to 26.0x, after considering the results of its “—Selected Publicly Trading Companies Analyses” of Allergan described above and based on its professional judgment and experience, to estimated non-GAAP EPS for Allergan for the following year as reflected in the Allergan forecasts. The resulting hypothetical future prices were then discounted to present value as of September 30, 2014 using a discount rate of 9.5%, reflecting an estimate of Allergan’s cost of equity derived using the capital asset pricing model. This analysis indicated approximate implied present values for the shares of Allergan common stock ranging from approximately $178.88 to $309.46, as compared to the implied value of the Merger Consideration of $219.00.

Selected Precedent Transactions Analysis

BofA Merrill Lynch reviewed publicly available financial information relating to the following 14 selected transactions involving companies in the pharmaceutical industry, which, based on its professional judgment and experience, BofA Merrill Lynch deemed relevant to consider in relation to Allergan and the Merger:

Target	Acquiror	Announcement Date
InterMune, Inc.	Roche Holdings, Inc.	August 24, 2014
GlaxoSmithKline plc (oncology businesses)	Novartis AG	April 22, 2014
Forest Laboratories, Inc.	Actavis	February 18, 2014
Onyx Pharmaceuticals, Inc.	Amgen Inc.	August 26, 2013
Bausch & Lomb Incorporated	Valeant	May 27, 2013
Medicis Pharmaceutical Corporation	Valeant	September 3, 2012
Cephalon, Inc.	Teva Pharmaceutical Industries Ltd.	May 2, 2011
Genzyme Corporation	Sanofi-Aventis	February 16, 2011
Alcon, Inc.	Novartis AG	January 3, 2010
Genentech, Inc.	Roche Holdings, Inc.	March 12, 2009
ImClone Systems Incorporated	Eli Lilly and Company	October 6, 2008
Millennium Pharmaceuticals, Inc.	Takeda America Holdings, Inc.	April 10, 2008
MedImmune, Inc.	AstraZeneca PLC	April 23, 2007
Organon BioSciences N.V.	Schering-Plough Corp.	March 11, 2007

BofA Merrill Lynch reviewed the enterprise values implied for each of the target companies based on the consideration payable in the selected transaction as multiples of the target company’s last 12 months, or LTM, EBITDA and NTM EBITDA. The financial data used by BofA Merrill Lynch for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. BofA Merrill Lynch then compared these reference ranges of multiples to corresponding multiples implied for Allergan based on an implied enterprise value for Allergan calculated using the implied value of the Merger Consideration and Allergan’s EBITDA for the four quarters ended September 30, 2014 and estimated EBITDA for Allergan for the four quarters ended September 30, 2015 as reflected in the Allergan forecasts. The results of this analysis were as follows:

	Enterprise Value /LTM EBITDA multiple	Enterprise Value /NTM EBITDA multiple
Selected Transactions (median)	21.4x	15.9x
Selected Transactions (low)	5.9x	6.0x
Selected Transactions (high)	75.6x	42.1x
Implied Value of Merger Consideration	25.4x	18.6x

No company, business or transaction used in this analysis is identical or directly comparable to Allergan or the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies or transactions to which Allergan or the Merger were compared.

Discounted Cash Flow Analyses

BofA Merrill Lynch performed a discounted cash flow analysis of Allergan based on the present value of the stand-alone unlevered, after-tax free cash flows that Allergan was estimated to generate from October 1, 2014 through December 31, 2019 as reflected in the Allergan forecasts. Using discount rates ranging from 8.5% to 10.5%, reflecting an estimate of Allergan’s weighted average cost of capital derived using the capital asset pricing model, BofA Merrill Lynch discounted to present value (using the mid-year convention) as of September 30, 2014 those cash flows and a range of implied terminal values for Allergan as of December 31, 2019, to derive a range of implied enterprise values for Allergan. The range of implied terminal values for Allergan was calculated by applying perpetuity growth rates ranging from 3.0% to 4.0% to normalized estimated stand-alone unlevered, after-tax free cash flows for Allergan based on Allergan’s 2019 estimated stand-alone unlevered, after-tax free cash flows reflected in the Allergan forecasts. BofA Merrill Lynch added Allergan’s net cash amount (defined as cash, cash equivalents and short term investments, less indebtedness) and subtracted its non-controlling interests, each as of September 30, 2014, as reflected on Allergan’s most recent publicly filed balance sheet, to the range of implied enterprise values it derived for Allergan and divided the result by the number of fully diluted shares of Allergan common stock (calculated on a treasury stock method basis) based on information provided by Allergan management, to derive the following approximate implied per share equity value reference range for Allergan (rounded to the nearest $0.25 per share):

Implied Per Share Equity Value Reference Range for Allergan
$183.50 – $294.25

Summary of Material Financial Analyses of Actavis

Selected Publicly Traded Companies Analyses

BofA Merrill Lynch performed a selected publicly traded companies analysis of Actavis by reviewing publicly available financial and stock market information for Actavis and the following nine publicly traded companies in the pharmaceuticals industry which, based on its professional judgment and experience, BofA Merrill Lynch deemed most relevant to consider in relation to Actavis:

•	AbbVie Inc.;

•	Endo International plc;

•	Mallinckrodt public limited company;

•	Meda AB;

•	Mylan, Inc.;

•	Salix Pharmaceuticals Ltd.;

•	Shire plc;

•	Teva Pharmaceutical Industries Limited; and

•	Valeant Pharmaceuticals International, Inc.

For purposes of this analysis, BofA Merrill Lynch calculated implied enterprise values for each of the selected companies by multiplying its closing share price as of November 14, 2014 by the number of the company’s fully diluted shares (determined on a treasury stock method basis) based on information contained in its most recent public filings and added to the result the company’s net debt (indebtedness less cash, cash equivalents and short-term investments) and minority interest as reflected on its most recent publicly filed balance sheet. For purposes of this analysis, BofA Merrill Lynch calculated the implied enterprise value for Actavis by multiplying its closing share price as of November 14, 2014 by the number of fully diluted Actavis ordinary shares (determined on a treasury stock method basis), as provided by Actavis management, and added to the result Actavis’ net debt amount (defined as indebtedness less cash, cash equivalents and short term investments) and its non-controlling interests, each as of September 30, 2014, as provided in Actavis’ most recent publicly filed balance sheet.

BofA Merrill Lynch calculated and reviewed the following for each of the selected companies and Actavis:

•	each company’s implied enterprise value as multiples of the estimated 2014 and 2015 EBITDA for the applicable company based on consensus Wall Street research analyst estimates (and, in the case of estimated 2014 EBITDA for Actavis, median estimates published by I/B/E/S adjusted based on information provided by Actavis management to reflect the full year impact of acquisitions by Actavis);

•	each company’s P/E multiples of estimated 2014 and 2015 EPS for the applicable company based on consensus Wall Street research analyst estimates; and

•	each company’s 2014 and 2015 PEG multiples of the median estimate of the applicable company’s long-term EPS growth rate as published by I/B/E/S as of November 14, 2014.

The results of this analysis were as follows:

	Enterprise Values/EBITDA multiples		P/E multiples		PEG multiples
	2014E	2015E	2014E	2015E	2014E	2015E
Selected companies (median)	13.9x	11.2x	16.7x	14.5x	1.2x	1.0x
Selected companies (low)	9.5x	9.1x	11.3x	11.4x	0.6x	0.2x
Selected companies (high)	15.9x	14.0x	19.5x	22.8x	1.9x	1.7x
Actavis	17.3x	13.4x	18.0x	14.8x	1.4x	1.1x

No company used in this analysis is identical or directly comparable to Actavis. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Actavis were compared.

Present Value of Future Stock Price Analyses

Actavis Standalone. BofA Merrill Lynch performed an analysis to derive implied present values of hypothetical future prices for the Actavis ordinary shares on a stand-alone basis as of December 31 of the years 2014 through 2018. BofA Merrill Lynch calculated hypothetical future prices for the Actavis ordinary shares as of December 31 of each of those years by applying illustrative NTM P/E multiples ranging from 14.0x to 18.0x, after considering the results of its “—Summary of Selected Publicly Traded Companies Analyses” for Actavis described above and based on its professional judgment and experience, to estimated non-GAAP EPS for Actavis for the following year as reflected in the Actavis forecasts. The resulting hypothetical future prices were then discounted to present value as of September 30, 2014 using a discount rate of 8.75%, reflecting an estimate of Actavis’ cost of equity derived using the capital asset pricing model. This analysis indicated approximate implied present values for the Actavis ordinary shares ranging from approximately $225.60 to $298.97, as compared to Actavis’ closing share price on November 14, 2014 of $243.77.

Actavis Pro Forma. BofA Merrill Lynch performed an analysis to derive implied present values of hypothetical future prices for the Actavis ordinary shares on a pro-forma basis after giving effect to the Merger as of December 31 of the years 2014 through 2017. BofA Merrill Lynch calculated hypothetical future prices for the Actavis ordinary shares as of December 31 of each of those years by applying illustrative NTM P/E multiples ranging from 14.5x to 20.5x, reflecting a weighted average of the NTM P/E multiples applied in connection with the “—Present Value of Future Stock Price Analysis” for Allergan described above and the “—Present Value of Future Stock Price Analysis” for Actavis Standalone described above (with weighting based on their estimated stand-alone non-GAAP income as reflected in the Actavis forecasts and the Allergan forecasts, respectively), to estimated non-GAAP pro forma EPS for Actavis for the following year based on the Actavis forecasts, the Allergan forecasts and the synergies. The resulting hypothetical future stock prices were then discounted to present value as of December 31, 2014 using a discount rate of 9.03%, reflecting a weighted average of Actavis and Allergan’s cost of equity (with weighting based on their respective estimated stand-alone 2015 non-GAAP net income as reflected in the Actavis forecasts and the Allergan forecasts, respectively). This analysis indicated approximate implied present values for the Actavis ordinary shares after giving effect to the Merger ranging from approximately $273.47 to $421.30, as compared to Actavis’ closing share price on November 14, 2014 of $243.77.

Discounted Cash Flow Analyses

Actavis Standalone. BofA Merrill Lynch performed a discounted cash flow analysis of Actavis based on the present value of the stand-alone unlevered, after-tax free cash flows that Actavis was estimated to generate from October 1, 2014 through December 31, 2019 as reflected in the Actavis forecasts. Using discount rates ranging from 7.0% to 8.5%, reflecting an estimate of Actavis’ weighted average cost of capital, derived using the capital asset pricing model, BofA Merrill Lynch discounted to present value (using the mid-year convention) as of September 30, 2014 those cash flows and a range of implied terminal values for Actavis as of December 31, 2019, to derive a range of implied enterprise values for Actavis. The range of implied terminal values for Actavis was calculated by applying perpetuity growth rates ranging from 0.5% to 1.5% to normalized estimated stand-alone unlevered, after-tax free cash flows for Actavis based on Actavis’ 2019 estimated stand-alone unlevered, after-tax free cash flows reflected in the Actavis forecasts. BofA Merrill Lynch subtracted Actavis’ net debt amount (defined as indebtedness less cash, cash equivalents and short term investments) and its non-controlling interests, each as of September 30, 2014, as provided in Actavis’ most recent publicly filed balance sheet, to the range of implied enterprise values it derived for Actavis and divided the result by the number of fully diluted Actavis ordinary shares, calculated on a treasury stock method basis based on information provided by Actavis management, to derive the following approximate implied per share equity value reference range for Actavis (rounded to the nearest $0.25 per share):

Implied Per Share Equity Value Reference Range for Actavis
$236.75 – $358.75

Actavis Pro Forma. BofA Merrill Lynch performed a discounted cash flow analysis of Actavis on a pro forma basis after giving effect to the Merger based on the present value of the pro forma unlevered, after-tax free cash flows that Actavis was estimated to generate on a pro forma basis from January 1, 2015 through December 31, 2019 based on the Allergan forecasts, the Actavis forecasts and the synergies. Using discount rates ranging from 7.5% to 9.5%, reflecting a weighted average of Actavis’ and Allergan’s cost of capital (with weighting based on their respective estimated normalized stand-alone unlevered, after-tax cash flows), BofA Merrill Lynch discounted to present value (using the mid-year convention) as of December 31, 2014 those cash flows and a range of implied terminal values for Actavis on a pro forma basis as of December 31, 2019, to derive a range of implied enterprise values for Actavis on a pro forma basis. The range of implied terminal values for Actavis on a pro forma basis was calculated by applying weighted average perpetuity growth rates of 1.5% to 2.5% to normalized estimated stand-alone unlevered, after-tax free cash flows for Actavis on a pro forma basis based on Actavis and Allergan’s respective 2019 estimated stand-alone unlevered, after-tax free cash flows reflected in the Actavis and Allergan forecasts and the synergies. BofA Merrill Lynch subtracted Actavis anticipated pro forma net debt amount (defined as the book value of indebtedness less cash, cash equivalents and short term investments) and the anticipated book value of pro forma non-controlling interests, each as of December 31, 2014, as provided by Actavis management and Allergan management, to the range of implied enterprise values it derived for Actavis on a pro forma basis and divided the result by the number of fully diluted Actavis ordinary shares expected to be outstanding after giving effect to the Merger, calculated on a treasury method basis based on information provided by Actavis management and Allergan management, to derive the following approximate implied pro forma per share equity value reference range for Actavis (rounded to the nearest $0.25 per share):

Implied Pro Forma Per Share Equity Value Reference Range for Actavis
$257.75 – $465.25

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors for reference purposes only, including (i) an implied multiples analysis and (ii) implied premium analysis, in each case described below.

Implied Multiples Analysis

BofA Merrill Lynch calculated and reviewed the following:

•	each of the implied value of per share consideration contemplated by the Valeant exchange offer, the Allergan pre-announcement closing price and the implied value of the Merger Consideration as multiples of estimated 2014 and 2015 non-GAAP EPS for Allergan as reflected in the Allergan forecasts;

•	implied enterprise values calculated based upon each of the implied value of per share consideration contemplated by the Valeant exchange offer, the Allergan pre-announcement closing price and the implied value of the Merger Consideration as multiples of:

¡	actual 2013 revenue and estimated 2014 and 2015 revenue for Allergan as reflected in the Allergan forecasts; and

¡	actual 2013 EBITDA for Allergan and estimated 2014 and 2015 EBITDA for Allergan as reflected in the Allergan forecasts.

The results of these calculations were as follows:

	Price as a multiple of non-GAAP EPS		Enterprise Value as a Multiple of:
			Revenue			EBITDA
	2014E	2015E	2013A	2014E	2015E	2013A	2014E	2015E
Implied value of the Valeant per share exchange offer consideration	28.2x	20.0x	8.7x	7.6x	6.9x	24.9x	19.2x	14.2x
Allergan pre-announcement closing price	30.6x	21.7x	9.4x	8.2x	7.5x	27.1x	20.9x	15.5x
Implied value of the Merger Consideration	33.7x	23.9x	10.5x	9.1x	8.3x	30.1x	23.2x	17.2x

Implied Premium Analysis

BofA Merrill Lynch calculated the premium (or discount) represented by each of the implied value of the Valeant per share exchange offer consideration, the Allergan pre-announcement closing price and the implied value of the Merger Consideration compared to each of the following:

•	the Allergan pre-announcement closing price of $198.65 on November 14, 2014;

•	the closing price of shares of Allergan common stock on April 10, 2014, the last trading day before the date upon which Pershing Square first held in excess of 5% of the outstanding Allergan common stock;

•	the Allergan February 24 share price;

•	average trading prices for the shares of Allergan common stock over the last one-week, 30-day, three-month, six-month and one-year periods ended on February 24, 2014; and

•	the high and low prices for the shares of Allergan common stock over the 52-week period ended on February 24, 2014.

The results of these calculations were as follows:

			Premium to:
	Allergan pre-announcement closing price	Allergan April 10, 2014 closing price	Allergan February 24 share price	As of February 24, 2014
				One Week Average	Last 30-day Average	Last 3 Month Average	Last 6 Month Average	Last Year Average	52 Week High	52 Week Low
Implied Valeant exchange offer price	(7.7%)	57.2%	47.3%	46.3%	53.4%	65.3%	82.0%	82.0%	44.1%	123.7%
Allergan pre-announcement closing price	—	70.3%	59.6%	58.5%	66.1%	79.0%	97.1%	97.1%	56.1%	142.3%
Implied value of Merger Consideration	10.2%	87.8%	75.9%	74.7%	83.2%	97.4%	117.3%	117.3%	72.1%	167.1%

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to Allergan’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Allergan and Actavis.

The estimates of the future performance of Allergan and Actavis in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, to the holders of Allergan common stock of the Merger Consideration and were provided to Allergan’s board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of Allergan or Actavis.

The type and amount of consideration payable in the transaction was determined through negotiations between Allergan and Actavis, rather than by any financial advisor, and was approved by Allergan’s board of directors. The decision to enter into the Merger Agreement was solely that of Allergan’s board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by

Allergan’s board of directors in its evaluation of the proposed transaction and should not be viewed as determinative of the views of Allergan’s board of directors or management with respect to the Merger or the Merger Consideration.

Allergan has agreed to pay BofA Merrill Lynch for its services in connection with the Merger a transaction fee based on the value of the aggregate consideration to be paid (including the debt of Allergan assumed) in the Merger (to be reduced by $18 million of quarterly fees previously paid to BofA Merrill Lynch in connection with Valeant’s effort to acquire Allergan and the Valeant exchange offer). Based on the closing price for the Actavis ordinary shares on November 16, 2014, BofA Merrill Lynch would be entitled to receive a transaction fee of approximately $56.1 million (after giving effect to the $18 million of fees referred to above). The remainder of the fee payable to BofA Merrill Lynch is contingent upon the completion of the Merger. Allergan also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Allergan, Actavis and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Allergan and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Allergan in connection with an acquisition transaction, (ii) having acted as a book runner for a debt offering of Allergan, (iii) having acted or acting as documentation agent for, and lender under, certain credit facilities and letters of credit of Allergan and certain of its affiliates and (iv) having provided or providing certain treasury and management services and products to Allergan. From October 1, 2012 through November 30, 2014, BofA Merrill Lynch and its affiliates have received aggregate revenues from Allergan and certain of its affiliates of approximately $10 million for corporate, commercial and investment banking services unrelated to the Merger.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Actavis and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Actavis and/or certain of its affiliates in connection with various mergers and acquisitions transactions, (ii) having acted as a book runner on various debt offerings of Actavis and certain of its affiliates, (iii) having acted or acting as an administrative agent, co-lead arranger and book runner for, and/or a lender (including, in some cases a letter of credit lender and swingline lender) under, various credit facilities of Actavis and/or certain of its affiliates and (iv) having provided or providing certain treasury and management services and products to Actavis and/or certain of its affiliates. From October 1, 2012 through November 30, 2014, BofA Merrill Lynch and its affiliates have received aggregate revenues from Actavis and certain of its affiliates of approximately $100 million for corporate, commercial and investment banking services unrelated to the Merger.

Goldman, Sachs & Co.

On November 16, 2014, at the Allergan board meeting, Goldman Sachs rendered to Allergan’s board of directors its oral opinion, subsequently confirmed in writing, that, as of November 16, 2014, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid pursuant to the Merger Agreement was fair from a financial point of view to the holders (other than Actavis and its affiliates) of shares of Allergan common stock.

The full text of the written opinion of Goldman Sachs, dated as of November 16, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex D to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of Allergan’s board of directors in connection with its consideration of the Merger. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of shares of Allergan common stock should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders of Allergan and Annual Reports on Form 10-K of Allergan for the five fiscal years ended December 31, 2013;

•	the annual report to shareholders of Actavis and the Annual Report on Form 10-K of Actavis for the fiscal year ended December 31, 2013;

•	the annual report to stockholders of Actavis, Inc. and the Annual Report on Form 10-K of Actavis, Inc. for the fiscal year ended December 31, 2012;

•	Actavis’ registration statement on Form S-4, filed with the SEC on May 2, 2014 (File No. 333-194781);

•	certain interim reports to stockholders of Allergan and Actavis, Inc., certain interim reports to shareholders of Actavis, and Quarterly Reports on Form 10-Q of Allergan, Actavis and Actavis, Inc.;

•	certain other communications from Allergan to its stockholders and from Actavis to its shareholders;

•	certain publicly available research analyst reports for Allergan and Actavis; and

•	certain internal financial analyses and forecasts for Allergan prepared by its management and for Actavis prepared by its management, in each case, as approved for Goldman Sachs’ use by Allergan (referred to in this section of this joint proxy statement/prospectus as the “Forecasts”), including certain operating synergies projected by the managements of Allergan and Actavis to result from the Merger, as approved for Goldman Sachs’ use by Allergan (referred to in this section of this joint proxy statement/prospectus as the “Synergies”).

Goldman Sachs also held discussions with members of the senior managements of Allergan and Actavis regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition and future prospects of Allergan and Actavis; reviewed the reported price and trading activity for the shares of Allergan common stock and the Actavis ordinary shares; compared certain financial and stock market information for Allergan and Actavis with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the pharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with Allergan’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Allergan’s consent that the Forecasts, including the Synergies, had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Allergan. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Allergan, Actavis or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Allergan or Actavis or on the expected benefits of the Merger in any way meaningful to its analysis. Goldman Sachs assumed that the Merger will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Allergan to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to Allergan; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Allergan or any other alternative transaction. The opinion addressed only the fairness from a financial point of view to the holders (other than Actavis and its affiliates) of shares of Allergan common stock, as of November 16, 2014, of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Merger or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger, including, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Allergan; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Allergan, or class of such persons, in connection with the Merger, whether relative to the Merger Consideration to be paid to the holders (other than Actavis and its affiliates) of shares of Allergan common stock pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which the Actavis ordinary shares will trade at any time or as to the impact of the Merger on the solvency or viability of Allergan or Actavis or the ability of Allergan or Actavis to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, November 16, 2014, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after November 16, 2014. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to Allergan’s board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 14, 2014, the last trading day prior to the date on which Allergan’s board of directors approved the Merger Agreement, and is not necessarily indicative of current market conditions.

Implied Premia and Multiples Analyses

Based upon the closing price of $243.77 per Actavis ordinary share on the NYSE on November 14, 2014, Goldman Sachs calculated that the Merger Consideration reflected an implied value of $219.00 per share of

Allergan common stock (referred to in this section of this joint proxy statement/prospectus as the “Implied Merger Consideration Value”). By multiplying this Merger Consideration by the total number of fully diluted shares of Allergan common stock as of October 31, 2014, provided by Allergan management, Goldman Sachs derived an implied equity value of Allergan of approximately $68.0 billion. Goldman Sachs then added Allergan’s net debt amount, which was a negative amount due to excess cash, reflected in Allergan’s quarterly report on Form 10-Q for the quarter ended September 30, 2014, to this implied equity value and derived an implied enterprise value (referred to in this section of this joint proxy statement/prospectus as “EV”) of Allergan of approximately $65.9 billion.

Using the results of the calculations described above, actual financial results of Allergan reflected in Allergan’s public filings and estimates of Allergan’s financial results for the 2014 and 2015 reflected in the Forecasts, Goldman Sachs calculated the following premia and multiples:

•	the Implied Merger Consideration Value as a premium to the closing price of Allergan common stock on November 14, 2014, which was the last closing price prior to the public announcement of the Merger;

•	the Implied Merger Consideration Value as a premium to the closing price of Allergan common stock on April 21, 2014, which was the last closing price prior to the public announcement by Valeant of its intent to acquire Allergan;

•	the Implied Merger Consideration Value as a premium to the closing price of Allergan common stock on April 10, 2014, which was the last closing price that Pershing Square claimed was the last price unaffected by Pershing Square’s significantly increasing its accumulation of Allergan shares;

•	the Implied Merger Consideration Value as a premium to the closing price of Allergan common stock on March 24, 2014, which was the last closing price four weeks prior to the public announcement by Valeant of its intent to acquire Allergan;

•	the Implied Merger Consideration Value as a premium to the closing price of Allergan common stock on February 24, 2014, which was the last closing price prior to Pershing Square’s first purchase of shares of Allergan common stock;

•	the implied EV as a multiple of Allergan’s revenues for the last twelve-month (referred to in this section of this joint proxy statement/prospectus as “LTM”) period ended September 30, 2014 (referred to in this section of this joint proxy statement/prospectus as the “EV/LTM Revenue”);

•	the implied EV as a multiple of Allergan’s estimated revenues for 2014 and 2015 as prepared by Allergan’s management (referred to in this section of this joint proxy statement/prospectus as, respectively, the “2014E EV/Revenue” and “2015E EV/Revenue”);

•	the implied EV as a multiple of Allergan’s EBITDA for the LTM period ended September 30, 2014 (referred to in this section of this joint proxy statement/prospectus as the “EV/LTM EBITDA”);

•	the implied EV as a multiple of Allergan’s estimated EBITDA for 2014 and 2015 as prepared by Allergan’s management (referred to in this section of this joint proxy statement/prospectus as, respectively, the “2014E EV/ EBITDA” and “2015E EV/EBITDA”); and

•	the implied Merger Consideration value as a P/E multiple for 2014 and 2015 non-GAAP earnings per share as prepared by Allergan’s management (referred to in this section of this joint proxy statement/prospectus as, respectively, the “2014E P/E” and “2015E P/E”).

The results of these analyses are summarized as follows:

Premium to
November 14, 2014 Closing Price	10.2%
April 21, 2014 Closing Price	54.2%
April 10, 2014 Closing Price	87.8%
March 24, 2014 Closing Price	76.1%
February 24, 2014 Closing Price	75.9%
Implied EV/Revenue Multiples
EV/LTM Revenue	9.4	x
2014E EV/Revenue	9.1	x
2015E EV/Revenue	8.3	x
Implied EV/EBITDA Multiples
EV/LTM EBITDA	25.4	x
2014E EV/EBITDA	23.2	x
2015E EV/EBITDA	17.2	x
Implied P/E Multiples
2014E P/E	33.7	x
2015E P/E	23.9	x

Selected Companies Analyses

Goldman Sachs calculated and compared certain financial information, stock market data, multiples and ratios for Allergan and Actavis, each on a stand-alone basis, to corresponding financial information, stock market data, multiples and ratios for the following selected companies in the pharmaceutical industry:

Selected Companies for Allergan:

•	Alexion Pharmaceuticals, Inc.

•	Biogen Idec Inc.

•	Bristol-Myers Squibb Company

•	Celgene Corporation

•	Gilead Sciences Inc.

•	Novo Nordisk A/S

•	Shire plc

Selected Companies for Actavis:

•	AbbVie Inc.

•	Endo International plc

•	Meda Pharmaceuticals Inc.

•	Mylan, Inc.

•	Perrigo Company plc

•	Salix Pharmaceuticals Ltd.

•	Shire plc

•	Teva Pharmaceutical Industries Limited

•	Valeant Pharmaceuticals International, Inc.

Although none of the selected companies is directly comparable to Allergan or Actavis, the companies included were chosen because they are publicly traded companies in the pharmaceutical industry with operations that, for purposes of analysis, may be considered similar to certain operations of Allergan and Actavis, respectively.

With respect to Allergan, Actavis and each of their respective selected companies, Goldman Sachs calculated:

•	EV as of November 14, 2014, as a multiple of estimated 2015 and 2016 EBITDA (referred to in this section of this joint proxy statement/prospectus as, respectively, the “2015E EV/ EBITDA” and “2016E EV/EBITDA”);

•	Price per share as of November 14, 2014, as a multiple of estimated non-GAAP earnings per share, or non-GAAP EPS, for 2015 and 2016 (referred to in this section of this joint proxy statement/prospectus as, respectively, the “2015E P/E” and “2016E P/E”); and

•	P/E as of November 14, 2014, as a multiple of estimated non-GAAP EPS growth rate for 2015 and 2016 (referred to in this section of this joint proxy statement/prospectus as, respectively, the “2015E P/E/G” and “2016E P/E/G”).

For purposes of these calculations, Goldman Sachs calculated an implied equity value for each company derived by multiplying the number of fully diluted outstanding shares of that company as reported in its most recent public filings (except for Allergan and Actavis, for which Goldman Sachs used the number of fully diluted outstanding shares of Allergan and Actavis as provided by their respective management) by such company’s closing share price on November 14, 2014. By adding the net debt amount of each company as reported in its most recent public filings to the equity value of such company derived from the foregoing calculations, Goldman Sachs derived an implied enterprise value for each company. The multiples for Allergan, Actavis and each of the selected companies were calculated using the most recent median estimates for each company published by Institutional Brokers Estimate System and/or Capital IQ as of November 14, 2014. All research estimates have been calendarized to the December year end for the purpose of comparability.

The results of these analyses are summarized as follows:

	Allergan	Range of Selected Companies	Median of Selected Companies
2015E EV/EBITDA	15.8x	8.2x – 27.3x	16.0x
2016E EV/EBITDA	13.6x	8.4x – 21.9x	13.3x
2015E P/E	23.1x	10.3x – 33.1x	21.5x
2016E P/E	19.4x	9.2x – 26.7x	16.8x
2015E P/E/G	1.1x	0.8x – 2.2x	1.5x
2016E P/E/G	0.9x	0.6x – 1.8x	1.3x

	Actavis	Range of Selected Companies	Median of Selected Companies
2015E EV/EBITDA	13.4x	9.1x – 15.7x	11.9x
2016E EV/EBITDA	12.2x	7.7x – 13.8x	10.9x
2015E P/E	14.8x	11.4x – 22.8x	14.7x
2016E P/E	13.2x	11.3x – 16.9x	13.3x
2015E P/E/G*	1.1x	0.2x – 1.7x	1.3x
2016E P/E/G*	1.0x	0.2x – 1.6x	1.1x

*	Excludes one selected company whose results were above 5x, which was not meaningful to the analysis based on Goldman Sachs’ professional judgment.

Selected Precedent Transactions Analyses

Goldman Sachs analyzed certain publicly available information relating to the following change of control transactions in the pharmaceutical industry since 2007, where each target company’s enterprise value was over $5 billion:

Date Announced	Acquiror	Target
April 22, 2014	Novartis AG	GlaxoSmithKline plc (oncology assets)
February 18, 2014	Actavis plc	Forest Laboratories, Inc.
August 25, 2013	Amgen Inc.	Onyx Pharmaceuticals, Inc.
July 29, 2013	Perrigo Company plc	Elan Corporation, plc
May 27, 2013	Valeant Pharmaceuticals International, Inc.	Bausch & Lomb Incorporated
June 29, 2012	Bristol-Myers Squibb Company	Amylin Pharmaceuticals, Inc.
November 21, 2011	Gilead Sciences Inc.	Pharmasset Inc.
May 2, 2011	Teva Pharmaceutical Industries Limited	Cephalon, Inc.
August 3, 2010	Sanofi	Genzyme Corporation
January 4, 2010	Novartis AG	Alcon, Inc.
March 12, 2009	Roche Holding AG	Genentech, Inc.
March 9, 2009	Merck & Co. Inc.	Schering-Plough Corporation
January 26, 2009	Pfizer, Inc.	Wyeth
October 6, 2008	Eli Lilly and Company	Imclone Systems Incorporated
April 10, 2008	Takeda Pharmaceutical Company Limited	Millennium Pharmaceuticals, Inc.
April 22, 2007	AstraZeneca plc	MedImmune, Inc.
March 12, 2007	Schering-Plough Corporation	Organon BioSciences NV

Although none of the selected transactions is directly comparable to the proposed merger, the target companies in the selected transactions are involved in the pharmaceutical industry such that, for purposes of analysis, the selected transactions may be considered similar to the Merger.

With respect to each of the selected transactions for which relevant information was publicly available, Goldman Sachs calculated and reviewed the following:

•	the implied premium represented by the announced per share transaction price to either (i) the latest undisturbed closing price of the target company’s common stock, which is identified in such companies’ public disclosures, or (ii) if no undisturbed price is identified, then the earlier of the closing price of the target company’s common stock four weeks prior to the announcement date or the day prior to the first news leak; and

•	the implied enterprise value of the target company based on the announced transaction price, as a multiple of the target company’s EBITDA for the LTM period prior to the announcement of the transaction (referred to in this section of this joint proxy statement/prospectus as the “EV/LTM EBITDA multiple”).

For purposes of this analysis, the target companies’ implied enterprise values were generally calculated based on public filings and press releases by multiplying the per share consideration paid in the transaction by the total number of outstanding shares of the target company’s common stock on a fully diluted basis and adding the target company’s net debt amount.

Goldman Sachs compared the implied premia it calculated for the selected transactions to the implied merger consideration value as a premium to the closing price of Allergan common stock on (i) April 21, 2014, the last closing price prior to the public announcement by Valeant of its intent to acquire Allergan, (ii) April 10, 2014, the last closing price that Pershing Square claimed was the last price unaffected by Pershing Square’s significantly increasing its accumulation of Allergan shares; (iii) March 24, 2014, the last closing price four weeks prior to the public announcement by Valeant of its intent to acquire Allergan; and (iv) February 24, 2014, the last closing price prior to Pershing Square’s first purchase of shares of Allergan common stock.

The following table presents the results of this comparison:

	Proposed Merger				Selected Transactions
	As of 04/21/2014	As of 04/10/2014	As of 03/24/2014	As of 02/24/2014	High	Median	Low
Premium to Undisturbed Price	54.2%	87.8%	76.1%	75.9%	101%	39%	9%

Goldman Sachs also compared the EV/LTM EBITDA multiples it calculated for the selected transactions to the implied enterprise value as a multiple of Allergan’s EBITDA for the LTM period ended September 30, 2014.

The following table presents the results of this comparison:

	Proposed Merger	Selected Transactions
		High	Median	Low
EV/LTM EBITDA	25.4x	54.0x	15.8x	6.0x

Illustrative Present Value of Future Share Price Analyses

Goldman Sachs performed an illustrative analysis of the implied present value of the future share price of each of Allergan and Actavis on a stand-alone basis, which is designed to provide an indication of the present value of a theoretical future value of Allergan’s and Actavis’ equity as a function of each company’s estimated future earnings and each company’s assumed price to future earnings per share multiple. For these analyses, Goldman Sachs used the Forecasts for fiscal years 2016-2018.

For shares of Allergan common stock, Goldman Sachs performed an analysis of the illustrative present value of the future share price (including projected future dividends) by first multiplying the Forecasts of non-GAAP EPS for fiscal years 2016-2018 by an illustrative range of next-twelve-month (referred to in this section of this joint proxy statement/prospectus as “NTM”) P/E multiples of 17.0x to 26.0x to determine the implied equity value of shares of Allergan common stock. These illustrative P/E multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current P/E multiples for Allergan and the selected companies which exhibited similar business characteristics to Allergan. These implied per share future equity values for the twelve-month periods ending on November 14, 2015 through November 14, 2017 were then discounted to November 14, 2014, (dividends discounted using a mid-year convention) using a discount rate of 9.8%, reflecting an estimate of Allergan’s cost of equity. Goldman Sachs assumed an annual dividend of $0.20 per share for shares of Allergan common stock. This analysis yielded an illustrative range of implied per share present values of Allergan common stock of $170.52 to $294.37 for fiscal years 2015-2017.

For ordinary shares of Actavis, Goldman Sachs performed an analysis of the illustrative present value of the future share price by first multiplying the Forecasts of non-GAAP EPS for fiscal years 2016-2018 by an illustrative range of NTM P/E multiples of 13.5x to 16.5x to determine the implied equity value of ordinary shares of Actavis. These illustrative P/E multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current P/E multiples for Actavis and the selected companies which exhibited similar business characteristics to Actavis. These implied per share future equity values for the twelve-month periods ending on November 14, 2015, through November 14, 2017, were then discounted to November 14, 2014, using a discount rate of 9.8%, reflecting an estimate of Actavis’ cost of equity. This analysis yielded an illustrative range of implied per share present values of ordinary shares of Actavis of $220.02 to $274.35 for fiscal years 2015-2017.

For ordinary shares of the combined company, Goldman Sachs performed an analysis of the illustrative implied present value of the future share price of the combined company for 2016-2018 by using the Forecasts, including the Synergies, and pro forma blended NTM P/E multiples of 15.0x to 19.0x. These illustrative P/E multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current P/E multiples for each of Allergan and Actavis and the selected companies which exhibited similar business characteristics to Allergan and Actavis, respectively. The implied per share future equity values for the twelve-month periods November 14, 2015 through November 14, 2017 were discounted to November 14, 2014, using a discount rate of 9.8%, reflecting an estimate of the combined company’s cost of equity. These present values were then multiplied by 0.3683 and increased by $129.22, reflecting the stock portion and the cash portion, respectively, of the Merger Consideration to be received by the holders of shares of Allergan common stock pursuant to the Merger Agreement. This analysis yielded an illustrative range of implied per share present values of the Merger Consideration to be paid to holders of shares of Allergan common stock pursuant to the Merger Agreement of $237.75 to $270.07 for fiscal years 2015-2017.

Illustrative Discounted Cash Flow Analyses

Goldman Sachs performed an illustrative discounted cash flow analysis on Allergan, using the Forecasts, to determine a range of illustrative present values per share of Allergan common stock on a standalone basis. Using illustrative discount rates ranging from 9.5% to 11.0%, reflecting estimates of Allergan’s weighted average cost of capital, Goldman Sachs derived illustrative ranges of implied enterprise values for Allergan by discounting to present values as of September 30, 2014, (i) estimates of Allergan’s unlevered free cash flows for the three-month period ending on December 31, 2014, and for the fiscal years 2015 through 2019 and (ii) illustrative terminal value as of June 30, 2019, based on the perpetuity growth rates ranging from 3.5% to 6.0%. Goldman Sachs then derived the implied equity value per share of Allergan common stock by adding Allergan’s net debt amount, which was a negative amount due to excess cash, reflected in Allergan’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2014, and dividing the result by the number of fully diluted outstanding shares of Allergan common stock in accordance with information provided by Allergan’s management. The analysis resulted in a range of illustrative values of $177.39 to $345.91 per share of Allergan common stock.

Goldman Sachs also performed an illustrative discounted cash flow analysis on Actavis, using the Forecasts, to determine a range of illustrative present values per ordinary share of Actavis on a standalone basis. Using illustrative discount rates ranging from 7.5% to 9.0%, reflecting estimates of Actavis’ weighted average cost of capital, Goldman Sachs derived illustrative ranges of implied enterprise values for Actavis by discounting to present values as of September 30, 2014, (i) estimates of Actavis’ unlevered free cash flows for the three-month period ending on December 31, 2014, and for the fiscal years 2015 through 2019 and (ii) illustrative terminal value as of June 30, 2019, based on the perpetuity growth rates ranging from 1.0% to 2.0%. Goldman Sachs then derived the implied equity value per ordinary share of Actavis by adding the value of Actavis’ net debt as of September 30, 2014, and dividing the result by the number of fully diluted outstanding ordinary shares of Actavis in accordance with information provided by Actavis’ management. The analysis resulted in a range of illustrative values of $229.87 to $347.81 per ordinary share of Actavis.

In addition, Goldman Sachs also performed an illustrative discounted cash flow analysis on the combined company, using the Forecasts, including the Synergies, to determine a range of illustrative present values per ordinary share of the combined company on a pro forma basis. Using illustrative discount rates ranging from 8.5% to 10.0%, reflecting estimates of the combined company’s weighted average cost of capital, Goldman Sachs derived illustrative ranges of implied enterprise values for the combined company by discounting to present values as of December 31, 2014, (i) estimates of the unlevered free cash flows of the combined company for the fiscal years 2015 through 2019 and (ii) illustrative terminal value as of June 30, 2019 based on perpetuity growth rates ranging from 2.25% to 4.0%. Goldman Sachs then derived the implied equity value per ordinary share of the combined company by adding the value of net debt as of December 31, 2014, (adjusted for the transaction on a pro forma basis in accordance with the information provided by Allergan’s management), and dividing the result by the number of fully diluted ordinary shares of the combined company in accordance with information provided by Actavis’ management (adjusted for the transaction on a pro forma basis in accordance with the information provided by Allergan’s management). Goldman Sachs then derived the implied value of the Merger Consideration to be paid to holders of shares of Allergan common stock pursuant to the Merger Agreement, calculated as the cash consideration of $129.22 plus 0.3683 of the implied equity value per share for the combined company. This analysis resulted in an illustrative range of present values of the Merger Consideration to holders of shares of Allergan common stock of $221.61 to $305.51.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Allergan or Actavis or the Merger.

Goldman Sachs prepared these analyses for purposes of providing its opinion to Allergan’s board of directors as to the fairness from a financial point of view of the Merger Consideration to be paid pursuant to the Merger Agreement to the holders (other than Actavis and its affiliates) of shares of Allergan common stock. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Allergan, Actavis or Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.

The Merger Consideration was determined through arm’s length negotiations between Allergan and Actavis and was approved by Actavis’ board of directors. Goldman Sachs provided advice to Allergan during these negotiations. Goldman Sachs did not, however, recommend to Allergan or to Allergan’s board of directors any specific amount of consideration or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

As described above, Goldman Sachs’ opinion to Allergan’s board of directors was one of many factors taken into consideration by Allergan’s board of directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex D to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Allergan, Actavis, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement. Goldman Sachs acted as financial advisor to Allergan in connection with, and participated in certain of the negotiations leading to, the Merger. Goldman Sachs expects to receive fees for its services in connection with its engagement, a substantial portion of which is contingent upon consummation of the Merger, and Allergan has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Allergan and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to Allergan in its acquisition of MAP Pharmaceuticals, Inc. in March 2013; as joint book-running manager with respect to a public offering of Allergan’s 1.350% Notes due 2018 (aggregate principal amount $250,000,000) and 2.800% Notes due 2023 (aggregate principal amount $350,000,000) in March 2013; as financial advisor to Allergan with respect to the sale of its obesity intervention business in December 2013; and as financial advisor to Allergan with respect to the unsolicited offer by Valeant, AGMS Inc., Pershing Square and PS Fund 1, LLC to acquire Allergan (referred to in this section of this joint proxy statement/prospectus as the “unsolicited Valeant offer”) and related matters since June 2014. During the two-year period ending November 16, 2014, the Investment Banking Division of Goldman Sachs has received compensation for underwriting and/or financial advisory services provided to Allergan and its affiliates of approximately $26.2 million, including the fees paid to date for the transactions as described below. During the two-year period ending November 16, 2014, Goldman Sachs has not provided financial advisory and/or underwriting services to Actavis or its affiliates for which its Investment Banking Division has received compensation. Goldman Sachs may also in the future provide investment banking services to Allergan, Actavis, and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

Allergan’s board of directors selected Goldman Sachs as its financial advisor because Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Pursuant to a letter agreement, dated April 22, 2014, Allergan engaged Goldman Sachs to act as financial advisor in connection with the unsolicited Valeant offer and any sale of Allergan, including the Merger. The engagement letter between Allergan and Goldman Sachs provides for an initial fee, an ongoing financial advisory fee and a transaction fee. Based on the information available as of November 16, 2014, the date of the signing of the Merger Agreement, including Actavis’ share price as of such date, the transaction fee would be approximately $56.1 million, a substantial portion of which is contingent upon the consummation of the Merger, and which will be offset by the sum of the initial fee and aggregate ongoing financial advisory fees paid to Goldman Sachs at the time of the closing of the Merger. As of the date of the announcement of the Merger, approximately $18.0 million had been paid or had become payable pursuant to the initial fee and ongoing financial advisory fee, all of which is creditable against the transaction fee at closing. In addition, Allergan has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Actavis Unaudited Prospective Financial Information

Actavis does not publicly disclose long-term projections as to future performance, revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. As a result, Actavis does not endorse the unaudited prospective financial information as a reliable indication of future results. Actavis is including certain unaudited prospective financial information in this joint proxy statement/prospectus solely because it was among the financial information made available to the Actavis board of directors, Actavis’ financial advisor, Allergan and Allergan’s financial advisors in connection with their respective evaluation of the Merger. The unaudited prospective financial information is not being included in this joint proxy statement/prospectus in order to influence any Actavis shareholder or Allergan stockholder to make an investment decision with respect to the Merger, including whether or not to seek appraisal rights with respect to shares of Allergan common stock held by Allergan stockholders. The unaudited prospective financial information presented below was prepared by Actavis management for internal planning purposes in the third quarter of 2014. The unaudited prospective financial information was based solely upon information available to Actavis’ management at the time of its preparation. The unaudited prospective financial information was based on estimates and assumptions made by Actavis management in the third quarter of 2014 and speaks only as of that time. Actavis reviews and updates its internal projections regularly. Actavis has not updated the unaudited prospective financial information included in this joint proxy statement/prospectus and does not intend to do so.

The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that any of Actavis, Merger Sub, Allergan or their respective financial advisors or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events, and it should not be relied upon as such. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actavis shareholders and Allergan stockholders are urged to review the SEC filings of Actavis and the SEC filings of certain companies acquired by Actavis and incorporated by reference into this joint proxy statement/prospectus for a description of risk factors with respect to the business of Actavis. See “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages 34, 47 and 262, respectively, of this joint proxy statement/prospectus. The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of Actavis nor any other independent accountants have audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information, and accordingly, neither the independent registered public accounting firm of Actavis nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto. The report of the independent registered public accounting firm of Actavis contained in the Annual Report of Actavis on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of Actavis. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not necessarily reflect Actavis’ current estimates and does not take into account any circumstances or events occurring after the date it was prepared, and some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since such date. In particular, the unaudited prospective financial information set forth below does not give effect to the Merger nor does it take into account the effect of any failure of the Merger to occur, and should not be viewed as accurate in those contexts.

The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by Actavis, Merger Sub or Allergan that it is viewed by Actavis, Merger Sub or Allergan as material information of Actavis, and in fact, none of Actavis, Merger Sub or Allergan view the unaudited prospective financial information as material because of the inherent risks and uncertainties associated with such long-term projections. The unaudited prospective financial information should be evaluated in conjunction with the historical financial statements and other information regarding Actavis contained in this joint proxy statement/prospectus and Actavis’ public filings with the SEC.

The following table presents selected unaudited prospective financial data:

Fiscal Year Ended 12/31	2015E	2016E	2017E	2018E	2019E
Net Revenue (in millions)	$15,709	$16,606	$17,917	$19,002	$20,228
Non-GAAP EPS(1)	$16.72	$17.90	$20.05	$21.69	$23.53
Adjusted EBITDA (in millions)(2)	$6,200	$6,489	$7,100	$7,617	$8,180

(1)

As used in this section of this joint proxy statement/prospectus, Non-GAAP EPS is defined as consolidated net (loss)/income per share for such period adjusted for the following net of tax impacts per share: (i) amortization expenses; (ii) asset impairment charges and losses/(gains) and expenses associated with the sale of assets; (iii) business restructuring charges associated with Actavis’ Global Supply Chain and Operational Excellence Initiatives or other restructurings of a similar nature; (iv) costs and charges associated with the acquisition of businesses and assets including, but not limited to, milestone payments, integration charges, other charges associated with the revaluation of assets or liabilities and charges associated with the revaluation of acquisition-related contingent liabilities that are based in whole or in part on future estimated cash flows; (v) litigation charges and settlements and (vi) other unusual charges or expenses.

(2)	As used in this section of this joint proxy statement/prospectus, Adjusted EBITDA is defined as an amount equal to consolidated net (loss)/income for such period adjusted for the following: (i) interest expense; (ii) interest income; (iii) provision for income taxes; (iv) depreciation and amortization expenses; (v) losses attributable to non-controlling interest; (vi) stock-based compensation expense; (vii) asset impairment charges and losses/(gains) and expenses associated with the sale of assets; (viii) business restructuring charges associated with Actavis’ Global Supply Chain and Operational Excellence Initiatives or other restructurings of a similar nature; (ix) costs and charges associated with the acquisition of businesses and assets including, but not limited to, milestone payments, integration charges, other charges associated with the revaluation of assets or liabilities and charges associated with the revaluation of acquisition-related contingent liabilities that are based in whole or in part on future estimated cash flows; (x) litigation charges and settlements and (xi) other unusual charges or expenses.

Although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of Actavis. At the time the unaudited prospective financial information was prepared, Actavis’ management believed such assumptions and estimates were reasonable. In preparing the foregoing unaudited prospective financial information, Actavis made assumptions regarding, among other things, pricing and volume of products sold, production costs, interest rates, corporate financing activities, including amount and timing of the issuance of debt, the timing and amount of equity issuances, the effective tax rate, the regulatory and legal environment in which Actavis operates, the amount of general and administrative costs and Actavis’ anticipated acquisition or disposition activities.

The unaudited prospective financial information constitutes forward-looking statements and no assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 34 and 47, respectively, of this joint proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of Actavis and/or Allergan and will be beyond the control of the combined company. In addition, the unaudited prospective financial information will be affected by Actavis’ ability to achieve strategic goals, objectives and targets over the applicable periods. As a result, there can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the Merger is completed.

Allergan stockholders and Actavis shareholders are urged to review Actavis’ most recent SEC filings for a description of Actavis’ reported and anticipated results of operations and financial condition and capital resources during 2013 and 2014, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, each of which is incorporated by reference into this joint proxy statement/prospectus.

In light of, among other matters, the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the unaudited prospective financial information included in this joint proxy statement/prospectus. No representation is made by Actavis, Merger Sub, Allergan, their respective financial advisors or any other person to any Allergan stockholder or any Actavis shareholder regarding the ultimate performance of

Actavis compared to the information included in the above unaudited prospective financial information. In particular, Actavis has made no representation to Allergan or any other person (in the Merger Agreement or otherwise) concerning the unaudited prospective financial information. None of Actavis, Merger Sub, Allergan or any of their respective financial advisors or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the unaudited prospective financial information included in this joint proxy statement/prospectus. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such unaudited prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

ACTAVIS DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Allergan Unaudited Prospective Financial Information

Allergan does not publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. As a result, Allergan does not endorse the unaudited prospective financial information as a reliable indication of future results. Allergan is including the limited unaudited prospective financial information in this joint proxy statement/prospectus solely because it was among the financial information made available to the Allergan board of directors, Goldman Sachs, BofA Merrill Lynch, Actavis and J.P. Morgan in connection with their respective evaluations of the Merger. The unaudited prospective financial information is not being included in this joint proxy statement/prospectus in order to influence any Allergan stockholder or Actavis shareholder to make an investment decision with respect to the Merger, including whether or not to seek appraisal rights with respect to shares of Allergan common stock held by Allergan stockholders. The unaudited prospective financial data presented below includes projections prepared by Allergan management for normal internal planning purposes in the last quarter of fiscal 2014. Moreover, Allergan’s internally prepared unaudited prospective financial information was based on estimates and assumptions made by Allergan’s management in the last quarter of fiscal year 2014 and speaks only as of that time. The unaudited prospective financial information was based solely upon information available to Allergan’s management at the time of its preparation. Except to the extent required by applicable law, Allergan has no obligation to update unaudited prospective financial information included in this joint proxy statement/prospectus and has not done so and does not intend to do so.

The inclusion of this information should not be regarded as an indication that any of Allergan, Goldman Sachs, BofA Merrill Lynch, Actavis, J.P. Morgan or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results or events, and it should not relied upon as such. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Allergan stockholders and Actavis shareholders are urged to review the SEC filings of Allergan incorporated by reference in this joint proxy statement/prospectus for a description of risk factors with respect to the business of Allergan. See “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages 34, 47 and 262, respectively, of this joint proxy statement/prospectus. The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of Allergan nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of Allergan nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this joint proxy statement/prospectus. The report of the independent registered public accounting firm of Allergan contained in the Annual Report of Allergan on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of Allergan. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not necessarily reflect Allergan’s current estimates and does not take into account any circumstances or events occurring after the date it was prepared, and some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since such date. In particular, the unaudited prospective financial information does not give effect to the Merger nor does it take into account the effect of any failure of the Merger to occur, and should not be viewed as accurate in those contexts.

The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by Allergan, Actavis or Merger Sub that it is viewed by Allergan, Actavis or Merger Sub as material information of Allergan, and in fact, none of Allergan, Actavis or Merger Sub view the unaudited prospective financial information as material because of the inherent risks and uncertainties associated with such long-term projections. The unaudited prospective financial information should be evaluated in conjunction with the historical financial statements and other information regarding Allergan contained in this joint proxy statement/prospectus and Allergan’s public filings with the SEC.

The following table presents selected unaudited prospective financial data:

Fiscal Year Ended 12/31	2014E	2015E	2016E	2017E	2018E	2019E
Revenue (in millions)	$7,216	$7,903	$8,690	$9,557	$10,616	$11,795
Non-GAAP Operating Income (in millions)(1)	$2,699	$3,694	$4,306	$4,859	$5,562	$6,354
Non-GAAP EPS(1)	$6.50	$9.15	$11.00	$12.73	$14.98	$17.50
Alternative Non-GAAP EPS(1)	$6.50	$9.10	$10.86	$12.45	$14.42	$16.57
EBITDA (in millions)(2)	$2,839	$3,836	$4,457	$5,021	$5,734	$6,534
Unlevered Free Cash Flow (in millions)(2)		$2,093	$3,068	$3,409	$4,072	$4,705

(1)	As used in this section of this joint proxy statement/prospectus, Non-GAAP Operating Income, Non-GAAP EPS and Alternative Non-GAAP EPS include certain non-GAAP adjustments to remove the effects of (i) extraordinary, unusual or non-recurring items; (ii) accounting changes required by U.S. GAAP; (iii) expenses for restructuring or productivity initiatives; (iv) integration and transaction costs associated with business combinations; (v) changes in the fair value of contingent consideration; (vi) amortization of acquired intangible assets; (vii) impairment of goodwill and intangible assets; (viii) significant unusual legal settlement expenses or recoveries; (ix) any unrealized gains or losses on derivative instruments; (x) significant discrete income tax adjustments related to transactions in previously filed tax returns; (xi) any other items that management determines are not reflective of Allergan’s core, ongoing business activities; and (xii) any income tax effects of any adjustments with respect to subclauses (i) through (xi) (such adjustments referred to collectively in this section of this joint proxy statement/prospectus as the “Non-GAAP Adjustments”). Non-GAAP EPS and Alternative Non-GAAP EPS each include certain and different assumptions regarding future levels of anti-dilutive common stock repurchases.

(2)	As used in this section of this joint proxy statement/prospectus, EBITDA represents pro forma non-GAAP earnings before interest, taxes, depreciation and amortization, which Allergan calculates as total revenue, minus cost of goods sold, minus total operating expenses, plus depreciation and amortization, plus the net effect of Non-GAAP Adjustments. In calculating EBITDA, stock-based compensation was treated as a cash expense. Unlevered Free Cash Flow is calculated as non-GAAP earnings before interest and taxes (EBIT), minus taxes, minus capital expenditures, minus the change in net working capital, minus milestone payments, minus restructuring charges. EBITDA and Unlevered Free Cash Flow are non-GAAP financial measures.

Actavis and Allergan calculate certain non-GAAP financial metrics, including EBITDA, using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to Actavis and Allergan may not be directly comparable to one another.

Although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of Allergan. At the time the unaudited prospective financial information was prepared, Allergan’s management believed such assumptions and estimates were reasonable. In preparing the foregoing unaudited prospective financial information, Allergan made assumptions regarding, among other things, sales volumes and pricing, product costs, the amount of selling, general and administrative costs, the amount of research and development spending, the effective tax rate and the amount of Allergan’s income taxes, currency exchange rates, and the timing and amount of anti-dilutive common stock repurchases.

The unaudited prospective financial information constitutes forward-looking statements and no assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 34 and 47, respectively, of this joint proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of Allergan and/or Actavis and will be beyond the control of the combined company. In addition, the unaudited prospective financial information will be affected by Allergan’s ability to achieve strategic goals, objectives and targets over the applicable periods. As a result, there can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the Merger is completed.

Allergan stockholders and Actavis shareholders are urged to review Allergan’s most recent SEC filings for a description of Allergan’s reported and anticipated results of operations and financial condition and capital resources during 2014, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Allergan’s Quarterly Report on Form 10-Q for the third quarter ended September 30, 2014, which is incorporated by reference into this joint proxy statement/prospectus.

In light of, among other matters, the foregoing factors and uncertainties inherent in the unaudited prospective financial information, readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information included in this joint proxy statement/prospectus. No representation is made by Allergan, Actavis, Merger Sub, their respective financial advisors or any other person to any Allergan stockholder or any Actavis shareholder regarding the ultimate performance of Allergan compared to the information included in the above unaudited prospective financial information. In particular, Allergan has made no representation to Actavis or any other person (in the Merger Agreement or otherwise) concerning the unaudited prospective financial information. None of Allergan, Actavis, Merger Sub or any of their respective financial advisors or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the unaudited prospective financial information included in this joint proxy statement/prospectus. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such unaudited prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

ALLERGAN DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL

INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT-TERM), EXCEPT AS MAY BE REQUIRED BY LAW.

Board of Directors and Management after the Transactions

Upon completion of the Merger, the combined company will be led by Brenton L. Saunders, the current CEO and President of Actavis, and Paul M. Bisaro, the current Executive Chairman of Actavis, will be the Executive Chairman of the combined company. The integration of the two companies will be led by the senior management team for the combined company, which will be comprised of executives of both companies as announced by Actavis on December 16, 2014. Two members of the Allergan board of directors as of immediately prior to the effective time of the Merger will be added to the Actavis board of directors.

For additional information about the members of the Actavis board of directors, see the documents listed under “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus.

Interests of Allergan’s Directors and Executive Officers in the Transactions

In considering the recommendation of the Allergan board of directors that Allergan stockholders vote to approve the Merger Proposal, Allergan stockholders should be aware that Allergan’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Allergan’s stockholders generally. The members of the Allergan board of directors were aware of the different or additional interests and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, and in recommending to the stockholders of Allergan that the Merger Proposal be approved. See “—Recommendation of the Allergan Board of Directors and Allergan’s Reasons for the Merger” beginning on page 83 of this joint proxy statement/prospectus. Allergan’s stockholders should take these interests into account in deciding whether to vote “FOR” the Merger Proposal. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

Treatment of Allergan Stock Options and Other Allergan Equity-Based Awards

Under the Merger Agreement, the equity-based awards held by Allergan’s directors and executive officers as of the effective time of the Merger will be treated as follows:

Options Held by Continuing Employees. As of the effective time of the Merger, each Allergan Stock Option granted under any Allergan equity plan held by any Continuing Employee that is outstanding and unexercised immediately prior to the effective time of the Merger, whether or not then vested or exercisable, will be assumed by Actavis and will be converted into an Actavis Stock Option. Each such Actavis Stock Option as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Allergan Stock Option immediately prior to the effective time of the Merger (but taking into account any changes thereto provided for in the applicable Allergan equity plan, in any award agreement or in the Allergan Stock Option by reason of the Merger Agreement or the Merger). As of the effective time of the Merger, each such Actavis Stock Option as so assumed and converted will be for that whole number of Actavis ordinary shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Allergan common stock subject to such Allergan Stock Option multiplied by (ii) the Stock Award Exchange Ratio, at an exercise price per Actavis ordinary share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Allergan common stock of such Allergan Stock Option by (y) the Stock Award Exchange Ratio. Mr. David Pyott will not be considered a Continuing Employee under the terms of the Merger Agreement. In addition, while it is possible that certain other Allergan executive officers may continue to provide services to Actavis in various non-employee capacities following the effective time of the Merger, such executive officers may not be Continuing Employees under the terms of the Merger Agreement.

Restricted Stock Held by Continuing Employees. As of the effective time of the Merger, each outstanding Allergan Restricted Share granted under any Allergan equity plan held by a Continuing Employee that is not then vested will be assumed by Actavis and will be converted into an Actavis Restricted Share. Each Actavis Restricted Share as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Allergan Restricted Shares immediately prior to the effective time of the Merger (but taking into account any changes thereto provided for in the applicable Allergan equity plan, in any award agreement or in the Allergan Restricted Share by reason of the Merger Agreement or the Merger). As of the effective time of the Merger, the number of Actavis ordinary shares underlying each such Actavis Restricted Share as so assumed and converted will be equal to the product of (i) the applicable number of Allergan Restricted Shares multiplied by (ii) the Stock Award Exchange Ratio. Such number of Actavis Restricted Shares will be rounded up to the nearest whole share if half a share or more, or down to the nearest whole share if less than half a share.

Restricted Stock Units Held by Continuing Employees. As of the effective time of the Merger, each outstanding Allergan RSU issued under any Allergan equity plan held by a Continuing Employee that is not then vested will be assumed by Actavis and will be converted into an Actavis RSU with associated rights to the issuance of additional Actavis ordinary shares. Each Actavis RSU as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Allergan RSUs immediately prior to the effective time of the Merger (but taking into account any changes thereto provided for in the applicable Allergan equity plan, in any award agreement or in the Allergan RSU by reason of the Merger Agreement or the Merger). To the extent any such Allergan RSUs are subject to performance vesting, the applicable Actavis RSUs corresponding to such Allergan RSUs will be earned at the effective time of the Merger based on target performance, and will otherwise vest on the last day of the original applicable performance period for such Allergan RSUs, subject to continued employment through the last day of the original applicable performance period. In addition, such Actavis RSUs may be subject to accelerated vesting upon certain terminations of employment as prescribed by the terms in effect for such Allergan RSUs immediately prior to the effective time of the Merger. Furthermore, Actavis will have the ability to adjust any dividend equivalent rights under any Allergan equity plan, in any award agreement or in any Allergan RSUs, to reflect the changes or adjustments contemplated to the corresponding Allergan RSUs by reason of the Merger Agreement or the Merger. As of the effective time of the Merger, the number of Actavis ordinary shares underlying each such Actavis RSU as so assumed and converted will be equal to the product of (i) the number of shares of Allergan common stock underlying the applicable Allergan RSUs multiplied by (ii) the Stock Award Exchange Ratio. Such number of Actavis ordinary shares underlying the Actavis RSUs will be rounded up to the nearest whole share if half a share or more, or down to the nearest whole share if less than half a share.

Equity Awards Held by Allergan Non-Employee Directors and Non-Continuing Employees. The vesting of any outstanding unvested Allergan equity awards held by any Allergan non-employee director or any employee of Allergan who is not a Continuing Employee will accelerate in full at the effective time of the Merger. Each such accelerated Allergan Stock Option will be cancelled at the effective time of the Merger and converted into the right to receive an amount in cash equal to the product of (i) the number of shares of Allergan common stock subject to such Allergan Stock Option multiplied by (ii) the excess, if any, of (A) the Stock Consideration Portion multiplied by the Actavis VWAP plus the Cash Consideration Portion less (B) the exercise price of such Allergan Stock Option, subject to applicable withholding taxes. Such cash amount will be rounded up to the nearest whole cent if half a cent or more or down to the nearest whole cent if less than half a cent. Holders of such accelerated Allergan RSUs and Allergan Restricted Shares will be entitled to receive the Merger Consideration in respect of the shares of Allergan common stock underlying the Allergan RSUs and the Allergan Restricted Shares, subject to applicable withholding taxes.

Acceleration upon a Qualifying Termination. Pursuant to the terms and conditions of outstanding Allergan Stock Options, Allergan Restricted Shares and Allergan RSUs granted to employees under the Allergan 2011 Incentive Award Plan and the Allergan 2008 Incentive Award Plan (referred to in this joint proxy statement/prospectus as the “Allergan Equity Plans”), which terms will apply to such awards following their assumption and conversion to Actavis equity awards, vesting will be accelerated if the executive experiences a qualifying termination. For purposes of these equity awards, a “qualifying termination” means (A) a termination of the executive’s employment within two years after the date of a “change in control” (x) by Allergan (or a successor entity) other than for cause (as defined under the Allergan Equity Plans), death or disability, or (y) in which the executive voluntarily terminates his or her employment following (i) a material reduction in the executive’s base compensation, (ii) a material diminution in the executive’s position without the executive’s consent, such that there is a material diminution in the executive’s authority, duties or responsibilities, (iii) a change in the executive’s principal location of employment that is material and greater than 50 miles from the executive’s prior principal location of employment without the executive’s written consent, provided that travel in connection with the performance of the executive’s duties will not constitute a change in the executive’s principal location of employment or (iv) any action or inaction that constitutes a material breach by Allergan (or a successor entity) of any agreement with the executive pursuant to which he or she provides services; provided that in each of (i)-(iv), the executive provides Allergan (or its successor) with written notice within 90 days of the occurrence the relevant breach and Allergan (or its successor) does not cure such breach within 30 days of receiving written notice or (B) a termination of the executive’s employment that occurs prior to a change in control, where it is determined that such termination (x) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a change in control and who subsequently effectuates a change in control or (y) otherwise occurred in connection with, or in anticipation of, a change in control which actually occurs.

For an estimate of the amounts that would be payable to each of Allergan’s named executive officers on settlement of their unvested equity-based awards, see “—Quantification of Payments and Benefits to Allergan’s Named Executive Officers” beginning on page 126 of this joint proxy statement/prospectus. The estimated aggregate amount that would be payable to Allergan’s executive officers who are not named executive officers in settlement of their unvested equity-based awards if the Merger were completed on January 5, 2015 and they were to experience a qualifying termination on such date is $38,600,474. We estimate that the aggregate amount that would be payable to Allergan’s eight non-employee directors for their unvested equity-based awards assuming that the Merger were completed on January 5, 2015 and they were to discontinue service is $4,017,900.

The amounts above are determined using a per share price of Allergan common stock of $211.41, the average closing price per share over the first five business days following the announcement of the Merger.

Change in Control Policy

Each of Allergan’s executive officers (other than Mr. Edwards, who resigned as an executive officer in August 2014) is a participant in Allergan’s Change in Control Policy (referred to in this joint proxy statement/prospectus as the “CIC Policy”), which provides certain benefits in the event of a “qualifying termination,” which means a termination of the executive’s employment (i) within two years after the date of a “change in control” (a) by Allergan (or a successor entity) other than for cause (as defined in the CIC Policy), death or disability, or (b) in which the executive voluntarily terminates his or her employment in the case of a material reduction or adverse modification of the executive’s overall compensation or a material change of the executive’s duties (including any substantial diminution or adverse modification of the executive’s overall position, responsibilities or reporting relationship or a relocation of the executive’s place of employment more than 50 miles from his or her place of employment, in each case, without the executive’s written consent) or (ii) within the 55 day period ending on the date of a change in control, where it is determined that such termination (a) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a change in control and who subsequently effectuates a change in control or (b) otherwise occurred in connection with, or in anticipation of, a change in control which actually occurs. The Merger would constitute a change in control under the CIC Policy.

Under the CIC Policy, if the executive experiences a qualifying termination, the executive is entitled to:

•	a cash payment equal to three times (or two times, in the case of Mr. Barlow) the sum of (i) the executive’s highest annual salary rate within the five-year period preceding the date of the executive’s termination and (ii) a bonus payment equal to the executive’s target annual bonus under the applicable Allergan annual bonus plan for the year in which the qualifying termination occurs (to be calculated assuming 100% performance of applicable objectives), payable in a lump sum on the 55th day after such termination; provided, however, that if the executive’s severance payment under an applicable (non-change in control) severance plan or policy would be higher than the foregoing payment, then the executive’s cash severance payment would be equal to three times (or two times, in the case of Mr. Barlow) the amount determined in accordance with the applicable plan or policy;

•	company-paid continuation of medical, dental and vision benefits in accordance with the terms of the Allergan welfare benefit plans for a three-year period (or two-year, in the case of Mr. Barlow); and

•	outplacement benefits of a type and duration generally provided to employees at the executive’s level.

The foregoing payments and benefits are subject to the executive’s execution of a release of claims against Allergan (or its successor) that becomes irrevocable prior to the 55th day following such executive’s qualifying termination. The CIC Policy prohibits excise tax gross-ups and certain benefit enhancements, such as pension credits, in the event of qualifying terminations following a change in control.

For an estimate of the value of the payments and benefits described above that would be payable to each of Allergan’s named executive officers, see “—Quantification of Payments and Benefits to Allergan’s Named Executive Officers” beginning on page 126 of this joint proxy statement/prospectus. The estimated aggregate amount that would be payable to Allergan’s other executive officers as a group under the CIC Policy if the Merger was to be completed and they were to experience a qualifying termination on January 5, 2015 is $8,858,679.

Bonus Plans

Under the Merger Agreement, Allergan may operate its bonus and cash incentive plans for 2014 and 2015 in the ordinary course consistent with past practice and with the terms and conditions of Allergan’s bonus and cash incentive plans.

Under Allergan’s Management Bonus Plan or Allergan’s Executive Bonus Plan (referred to in this joint proxy statement/prospectus as the “Bonus Plans”), if a change in control occurs during any year in which a participant is eligible to receive a bonus award under the plan, such bonus award will be prorated to the effective date of the change in control and all performance objectives set by the compensation committee of the Allergan board of directors will be deemed to be met at the greater of 100% of the performance objective or actual prorated year-to-date performance. Payments would be made within 30 days or, with respect to bonuses under the Bonus Plans for the 2015 fiscal year, no later than 60 days, after the effective date of the change in control (subject to continued employment through the change in control date).

For an estimate of the value of the bonus payments for 2014 that would be payable to each of Allergan’s named executive officers, see “—Quantification of Payments and Benefits to Allergan’s Named Executive Officers” beginning on page 126 of this joint proxy statement/prospectus. The estimated aggregate amount of the bonus payments for 2014 that would be payable to Allergan’s other executive officers as a group if the Merger were completed on January 5, 2015 is $1,095,000. The bonus amounts listed in the table below are calculated assuming achievement of 100% of the performance objectives for fiscal 2014. Allergan anticipates that the bonus pool under the Bonus Plans for 2014 will be funded at approximately 115% or higher; however, as of the date of this joint proxy statement/prospectus, individual 2014 bonus determinations have not been made by the compensation committee of the Allergan board of directors and remain subject to its review and approval. In addition, as of the date of this joint proxy statement/prospectus, Allergan has not approved its fiscal 2015 bonus program.

Retention Bonus Pool

Under the Merger Agreement, Allergan may provide cash incentive bonus compensation to key employees from a retention bonus pool of up to $20 million, with the terms and eligible recipients of such cash incentive bonuses to be jointly agreed upon by Allergan and Actavis in reasonable consultation. Allergan does not expect to award any such retention bonuses to its executive officers.

Pension Plan

Under Allergan’s Executive Benefit Plan, in the event of a change in control (assuming such event also constitutes a “change in control” for purposes of Internal Revenue Code Section 409A) and a participant is terminated within two years following such event, the participant will receive a lump sum payment of accrued benefits under the plans based on a more favorable 3.6% discount rate (rather than based on a 5.01% discount rate). Termination under Allergan’s Executive Benefit Plan can be for any reason whatsoever, voluntary or involuntary.

For an estimate of the value of the pension plan payments described above that would be payable to each of Allergan’s named executive officers, see “—Quantification of Payments and Benefits to Allergan’s Named Executive Officers” beginning on page 126 of this joint proxy statement/prospectus. The estimated aggregate amount of the pension plan payments described above that would be payable to Allergan’s other executive officers as a group if the Merger were completed and the executive officers were terminated on January 5, 2015 is $612,787.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Allergan’s directors and executive officers will be entitled to certain ongoing indemnification, advancement of expenses and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation. Such indemnification, advancement of expenses and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 157 of this joint proxy statement/prospectus.

Quantification of Payments and Benefits to Allergan’s Named Executive Officers

The table below sets forth the amount of payments and benefits that each of Allergan’s named executive officers would receive in connection with the Merger, assuming that the transaction were consummated and each such executive officer experienced a qualifying termination on January 5, 2015. The amounts below are determined using a per share price of Allergan common stock of $211.41, the average closing price per share over the first five business days following the announcement of the Merger Agreement. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
David Pyott	11,810,400	113,121,331	1,602,080	96,185	126,629,995
James Hindman	3,040,000	9,168,184	155,281	87,450	12,450,914
Douglas Ingram	4,470,200	21,327,233	358,132	111,867	26,267,432
Jeffrey Edwards	377,000	17,638,927	349,073	—	18,365,000
Scott Whitcup	3,984,000	23,510,403	360,421	42,739	27,897,564
Julian Gangolli	3,094,200	17,060,982	287,733	96,185	20,539,100

(1)	Amount represents the cash severance that the named executive officer is eligible to receive under the CIC Policy, as well as the named executive officer’s 2014 cash bonus under either of the Bonus Plans. Following his resignation as an executive officer in August 2014, Mr. Edwards is no longer entitled to benefits under the CIC Policy.

Cash severance would be payable in a lump sum upon a double-trigger “qualifying termination,” as described above in “—Change in Control Policy.” In such an event, each named executive officer (other than Mr. Edwards) would be entitled to receive a cash payment equal to three times the sum of (i) the named executive officer’s highest annual salary rate within the five-year period preceding termination and (ii) a bonus payment equal to the named executive officer’s target annual bonus for the year in which the qualifying termination occurs.

In addition, under the Bonus Plans, if a change in control occurs, the named executive officer’s award under the applicable Bonus Plan will be prorated to the effective date of the change in control and all performance objectives will be deemed to be met at the greater of 100% of the performance objectives or actual prorated year-to-date performance. Payment under the Bonus Plans would be based on a “single trigger,” i.e., the occurrence of a change in control (the Merger), subject to continued employment through the change in control date.

The following table quantifies each separate form of cash compensation included in the aggregate total reported in the column. The bonus amounts listed in the table below are calculated assuming achievement of 100% of the performance objectives for fiscal 2014. Allergan anticipates that the bonus pool under the Bonus Plans for 2014 will be funded at approximately 115% or higher; however, as of the date of this joint proxy statement/prospectus, individual 2014 bonus determinations have not been made by the compensation committee of the Allergan board of directors and remain subject to its review and approval. In addition, as of the date of this joint proxy statement/prospectus, Allergan has not approved its fiscal 2015 bonus program.

Name	Base Salary Severance ($)	Bonus Component of Severance ($)	2014 Bonus ($)
David Pyott	4,218,000	5,694,300	1,898,100
James Hindman	1,650,000	1,155,000	235,000
Douglas Ingram	2,163,000	1,730,400	576,800
Jeffrey Edwards	—	—	377,000
Scott Whitcup	1,992,000	1,494,000	498,000
Julian Gangolli	1,719,000	1,031,400	343,800

(2)	Pursuant to the terms and conditions of Allergan’s outstanding equity award arrangements, each named executive officer would be entitled to accelerated vesting of his assumed and outstanding Allergan equity awards upon a “qualifying termination,” as described above under “—Treatment of Allergan Stock Options and Other Allergan Equity-Based Awards —Acceleration upon a Qualifying Termination.”

The following table quantifies the value of the unvested Allergan stock options, restricted stock awards and restricted stock units held by the named executive officers (assuming a qualifying termination on January 5, 2015), and a price per share of Allergan common stock of $211.41, which equals the average closing market price of Allergan common stock (rounded up to the nearest whole cent) over the first five business days following the first public announcement of the Merger Agreement.

Name	Number of Unvested Stock Options (#)		Value of Unvested Stock Options ($)		Number of Restricted Stock Awards (#)	Value of Restricted Stock Awards ($)	Number of Restricted Stock Units (#)	Value of Restricted Stock Units ($)
David Pyott	734,756		78,238,681		—	—	165,000	34,882,650
James Hindman	35,807		3,830,644		2,700	570,807	22,547	4,766,733
Douglas Ingram	169,431		17,752,078		—	—	16,911	3,575,155
Jeffrey Edwards	165,565	(a)	17,638,927	(a)	—	—	—	—
Scott Whitcup	192,315		21,127,037		—	—	11,274	2,383,366
Julian Gangolli	137,729		14,758,332		3,000	634,230	7,892	1,668,420

(a)	Allergan anticipates that Mr. Edwards will no longer serve as an employee effective on or about March 1, 2015 and in any event, prior to the effective time of the Merger. Upon a termination of his employment on March 1, 2015, Allergan anticipates that Mr. Edwards would forfeit 95,362 unvested options with a value of $9,554,305 (determined using the same per share price of Allergan common stock of $211.41).

(3)	Under Allergan’s Executive Benefit Plan, in the event of a “double trigger” termination for any reason within two years following a change in control, each named executive officer will receive a lump sum payment of accrued benefits under the Executive Benefit Plan based on a more favorable 3.6% discount rate (rather than based on a 5.01% discount rate). This column quantifies this benefit enhancement and does not quantify any amounts with respect to Allergan’s defined benefit retirement plan or the Allergan Executive Deferred Compensation Plan, because none of the named executive officers would be entitled to a benefit enhancement under either of these plans in connection with the Merger.

(4)	Under the CIC Policy, upon a “double trigger” qualifying termination as described in footnote (1) above, each named executive officer (other than Mr. Edwards) is entitled to receive (i) company-paid continuation of medical, dental and vision benefits for a three-year period and (ii) outplacement benefits of a type and duration generally provided to employees at the named executive officer’s level.

The following table quantifies each separate perquisite included in the aggregate total reported in the column:

Name	Continued Healthcare Coverage ($)	Outplacement ($)
David Pyott	76,185	20,000
James Hindman	67,450	20,000
Douglas Ingram	91,867	20,000
Jeffrey Edwards	—	—
Scott Whitcup	22,739	20,000
Julian Gangolli	76,185	20,000

Regulatory Approvals Required for the Merger

United States Antitrust

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the transactions cannot be consummated until, among other things, notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated.

On December 1, 2014, each of Actavis and Allergan filed a Pre-Merger Notification and Report Form required pursuant to the HSR Act with the Antitrust Division and the FTC. On December 29, 2014, Actavis voluntarily withdrew and subsequently re-filed these forms. On January 9, 2015, the FTC granted early termination of the waiting period under the HSR Act with respect to the Merger.

Other Regulatory Approvals

Actavis and Allergan derive revenues in other jurisdictions where merger or acquisition control filings or clearances are or may be required, including clearances by the European Commission and in Canada, Colombia, Russia, Serbia, South Africa, Turkey and Ukraine. The Merger cannot be consummated until the closing conditions relating to applicable clearances under antitrust laws have been satisfied or waived. The necessary antitrust clearance in Serbia has been received. Although Actavis and Allergan believe that they will be able to obtain the other requisite regulatory clearances in a timely manner, they cannot be certain when or if they will do so, or if any clearances will contain terms, conditions or restrictions that will be detrimental to or adversely affect Actavis, Allergan or their respective subsidiaries after the completion of the Merger.

Stock Exchange Listing

The Actavis ordinary shares to be issued as the aggregate Stock Consideration Portion must be approved for listing on the NYSE, subject to official notice of issuance.

Commitment to Obtain Approvals

Actavis and Allergan have agreed to cooperate with each other and use their respective reasonable best efforts to obtain as soon as practicable all consents and approvals of any governmental authority or any other third party necessary, proper or advisable in connection with the Merger, subject to limitations as set forth in the Merger Agreement. In addition, Actavis has agreed to, and to cause each of its subsidiaries to, negotiate, effect and agree to any sale, divestiture, license, holding separate, and other disposition of, restriction on or similar action with respect to (each such action referred to in this joint proxy statement/prospectus as a “Divestiture Action”) their respective businesses, product lines, divisions and assets to the minimum extent necessary to obtain the consents and approvals required to be obtained under certain specified antitrust laws so as to permit the closing to occur by the Outside Date, subject to certain exceptions. If requested and consented to by Actavis, Allergan has also agreed to effect any Divestiture Action with respect to its businesses, product lines, divisions and assets required to obtain the consents and approvals required to be obtained under certain specified antitrust laws so as to permit the closing to occur by the Outside Date. See “The Merger Agreement—Covenants and Agreements—Reasonable Best Efforts; Regulatory Filings and Other Actions” beginning on page 148 of this joint proxy statement/prospectus.

General

While Actavis and Allergan believe that they will receive the regulatory approvals and clearances necessary to consummate the Merger, there can be no assurances regarding the timing of the approvals and clearances, their ability to obtain the approvals and clearances on satisfactory terms or the absence of litigation challenging these approvals and clearances. There can likewise be no assurance that U.S. federal, state or non-U.S. regulatory authorities, or private parties, will not attempt to challenge the Merger on antitrust grounds or for other reasons, or, if a challenge is made, as to the results of the challenge. Actavis’ and Allergan’s obligation to complete the Merger is conditioned upon the receipt of certain approvals and clearances by U.S. federal and state governmental authorities and under the antitrust laws of certain jurisdictions as set forth in the Merger Agreement. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 153 of this joint proxy statement/prospectus.

Financing Relating to the Transactions

Actavis anticipates that the total funds it will need to complete the Merger will be funded through a combination of:

•	available cash on hand of Actavis and Allergan;

•	up to $8.9 billion in proceeds from the issuance and sale of the Equity Securities; and

•	third-party debt financing consisting of the following:

¡	the Term Facilities;

¡	the Notes;

¡	if and to the extent cash on hand of Allergan is not available on the closing date, the Cash Bridge Facility; and

¡	if and to the extent the Notes or the Equity Securities are not issued and sold, the Bridge Facility.

Bridge Credit Agreement

On December 17, 2014, Actavis entered into the Bridge Credit Agreement. Under the Bridge Credit Agreement, the Bridge Lenders have committed to provide, subject to certain conditions, unsecured bridge financing in an aggregate principal amount of up to $30.9 billion. The proceeds of borrowings under the Bridge Credit Agreement are to be used to finance, in part, the aggregate Cash Consideration Portion and certain fees and expenses incurred in connection with the Merger, to the extent Actavis does not arrange for alternative financing prior to the consummation of the Merger. The obligations of Actavis Capital under the Bridge Credit Agreement are guaranteed by Warner Chilcott Limited, Actavis, Inc. and Actavis Funding SCS. Actavis Capital would expect to refinance any borrowings under the Bridge Credit Agreement with the proceeds of other external indebtedness.

Term Loan Credit Agreement

On December 17, 2014, Actavis also entered into the Term Loan Credit Agreement. Under the Term Loan Credit Agreement, the Term Lenders have committed to provide, subject to certain conditions, (i) a tranche of three-year senior unsecured term loans in an original aggregate principal amount of $2.75 billion and (ii) a tranche of five-year senior unsecured term loans in an original aggregate principal amount of $2.75 billion (referred to in this joint proxy statement/prospectus as the “Five Year Tranche”). The proceeds of borrowings under the Term Loan Credit Agreement are to be used to finance, in part, the aggregate Cash Consideration Portion and certain fees and expenses incurred in connection with the Merger. The obligations of Actavis Capital under the Term Loan Credit Agreement are guaranteed by Warner Chilcott Limited, Actavis, Inc. and Actavis Funding SCS.

Other Terms of the Commitment Letter, Bridge Credit Agreement and the Term Loan Credit Agreement

On November 16, 2014, Actavis obtained the Commitment Letter from the Commitment Parties pursuant to which the Commitment Parties agreed to provide, subject to certain conditions, the entire principal amount of the Cash Bridge Facility and commitments for certain other portions of the Debt Financing that have been replaced by the Bridge Credit Agreement and the Term Loan Credit Agreement. The commitments under the Commitment Letter with respect to the Cash Bridge Facility remain outstanding and, if and to the extent cash on hand of Allergan will not be available at closing, Actavis expects to enter into definitive documentation for the Cash Bridge Facility in advance of the closing date.

Loans outstanding under each New Credit Agreement will bear interest, at Actavis’ option, either (i) at the base rate (which will be the highest of (1) the prime rate of JPMorgan Chase Bank, N.A., (2) the federal funds rate plus 0.50% and (3) the applicable interest rate for a eurodollar loan with a one month interest period plus 1.00%) or (ii) at the eurodollar rate, plus, in each case, an applicable margin that will vary depending on the debt rating of Actavis and, in the case of the Bridge Credit Agreement, the number of days for which the loans remain outstanding from the date of funding thereunder. In addition, under each New Credit Agreement, Actavis will pay a nonrefundable ticking fee of 0.175% on the amount of the aggregate commitments in effect from December 17, 2014 until the earlier of the termination or expiration of the commitments thereunder and the funding date thereunder. Under the Bridge Credit Agreement, a non-refundable duration fee of 0.50%, 1.00% and 1.50% is payable on the 90th, 180th and 270th day, respectively, after the funding date on the aggregate principal amount of the loans outstanding on such day.

The outstanding principal amount of the Five Year Tranche is payable in equal quarterly installments of 2.50% of the original principal amount of the Five Year Tranche outstanding on the funding date each quarter prior to the fifth anniversary of the funding date, with the remaining balance payable on the fifth anniversary of the funding date. Actavis Capital may voluntarily prepay the loans under each New Credit Agreement at any time without premium or penalty. The Bridge Credit Agreement also requires (i) mandatory commitment reductions with the net cash proceeds of certain asset sales and recovery events and the gross cash proceeds of debt or equity issuances or (ii) if the loans under the Bridge Credit Agreement have been funded, mandatory prepayments with the net cash proceeds of certain asset sales and recovery events and debt or equity issuances, in each case, subject to customary exceptions. Each New Credit Agreement also contains customary events of default and if and for so long as an event of default has occurred and is continuing, any amounts outstanding under such New Credit Agreement will accrue interest at an increased rate and payments of any outstanding amounts thereunder could be accelerated by the lenders. In addition, Actavis and the loan parties under each New Credit Agreement will be subject to certain affirmative and negative covenants, including a quarterly consolidated leverage ratio maintenance covenant.

The commitments with respect to the Cash Bridge Facility, the Bridge Facility and the Term Facilities will terminate on the earliest of (i) the Outside Date (as it may be extended pursuant to the terms of the Merger Agreement), (ii) the closing of the Merger without the use of such facility, (iii) the termination of the Merger Agreement and (iv) with respect to the Bridge Facility and the Term Facilities, 11:59 p.m. New York City time on the date the Bridge Credit Agreement or the Term Loan Credit Agreement are funded, respectively.

Although the Debt Financing described in this joint proxy statement/prospectus is not subject to a due diligence or “market out,” such financing may not be considered assured. The obligation of the Commitment Parties, the Bridge Lenders and the Term Lenders to provide their respective portions of the Debt Financing is subject to a number of conditions as further set forth below. There can be no assurance that these conditions will be satisfied or that the Debt Financing will be funded when required. As of the date of this joint proxy statement/prospectus, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described in this joint proxy statement/prospectus is not available.

The obligations of the Commitment Parties to provide the Cash Bridge Facility and the obligations of the Bridge Lenders and the Term Lenders to make loans under the Bridge Credit Agreement and the Term Loan Agreement, respectively, are subject to:

•	since the date of the Merger Agreement, there not having occurred a “material adverse effect” with respect to Allergan which is continuing;

•	consummation of the Merger in accordance with the Merger Agreement;

•	the accuracy in all material respects of certain representations and warranties;

•	receipt of customary closing documents;

•	delivery by Actavis of a preliminary offering memoranda or preliminary private placement memoranda or, at Actavis’ option, a preliminary prospectus or preliminary prospectus supplement for the Notes and other marketing materials at least 10 consecutive business days prior to the closing date;

•	filing of an effective registration statement on Form S-1 or Form S-3 and delivery of a preliminary prospectus or preliminary prospectus supplement, as applicable, by Actavis for the Equity Securities and other marketing materials at least 10 consecutive business days prior to the closing date; and

•	other customary closing conditions.

The information set forth above regarding the Bridge Credit Agreement and the Term Loan Credit Agreement is only a summary and is qualified in its entirety by reference to the Bridge Credit Agreement and the Term Loan Credit Agreement, copies of which have been filed as exhibits to the Actavis reports that are incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus.

Transaction-Related Costs

Actavis currently estimates that, upon the effective time of the Merger, transaction-related costs incurred by the combined company, including fees and expenses relating to the Merger, will be approximately $1 billion.

Accounting Treatment of the Transactions

Actavis will account for the acquisition pursuant to the Merger Agreement using the acquisition method of accounting in accordance with GAAP. Actavis will measure the assets acquired and liabilities assumed at their fair values including net tangible and identifiable intangible assets (collectively referred to in this joint proxy statement/prospectus as “CMP”) acquired and liabilities assumed as of the closing of the transactions. Any excess of the purchase price over those fair values will be recorded as goodwill.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

The purchase price reflected in the unaudited pro forma condensed combined financial statements is based on preliminary estimates using assumptions Actavis management believes are reasonable based on currently available information. The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation that has not yet been completed.

Public Trading Markets

Actavis ordinary shares are listed and trade on the NYSE under the symbol “ACT.” Allergan common stock is listed and trades on the NYSE under the symbol “AGN.” It is expected that, following the Merger, Allergan common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

Actavis has agreed to use its reasonable best efforts to cause the Actavis ordinary shares to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time of the Merger. Additionally, the effectiveness of the registration statement, of which this joint proxy statement/prospectus forms a part, for the Actavis ordinary shares is a condition to the completion of the Merger. It is expected that, following the Merger, Actavis ordinary shares will continue to trade on the NYSE.

Resale of Actavis Ordinary Shares

All Actavis ordinary shares received by Allergan stockholders as consideration in the Merger will be freely tradable for purposes of the Securities Act of 1933, as amended (referred to in this joint proxy statement/prospectus as the “Securities Act”), except for Actavis ordinary shares received by any person who is deemed an “affiliate” of Actavis at the time of the closing of the Merger. Securities held by an affiliate of Actavis may be resold or otherwise transferred without registration in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144 or as otherwise permitted under the Securities Act. This joint proxy statement/prospectus does not cover resales of Actavis ordinary shares received upon completion of the Merger by any person, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

THE MERGER AGREEMENT

This section describes the material terms of the Merger Agreement, which was executed on November 16, 2014. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not provide all of the information about the Merger Agreement that might be important to you in determining how to vote. We urge you to read the Merger Agreement carefully and in its entirety.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary are included solely to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Actavis and Allergan contained in this joint proxy statement/prospectus or in Actavis’ or Allergan’s public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Actavis or Allergan contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Allergan, Actavis, and Merger Sub were made solely for the purposes of the Merger Agreement and as of specific dates and were qualified and subject to important limitations agreed to by Allergan, Actavis, and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, are qualified by certain matters contained in certain reports publicly filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Actavis and Allergan delivered to each other in connection with the Merger Agreement, which disclosures were not included in the Merger Agreement attached to this joint proxy statement/prospectus as Annex A. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus, the documents incorporated by reference into this joint proxy statement/prospectus, and reports, statements and filings that Actavis and Allergan file with the SEC from time to time. See the section entitled “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus.

Merger Agreement

Pursuant to the Merger Agreement, Actavis will acquire Allergan in a merger transaction. Merger Sub will merge with and into Allergan, with Allergan continuing as the Surviving Corporation. Following the Merger, Allergan will be an indirect wholly owned subsidiary of Actavis and the Allergan common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

Closing and Effective Times of the Merger

Unless otherwise mutually agreed to by Actavis and Allergan, the closing of the Merger will take place on the second business day after the satisfaction or waiver of, but subject to the continued satisfaction or waiver of, the conditions to consummate the Merger (other than those conditions that by their terms are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions) (described under “—Conditions to the Completion of the Merger” beginning on page 153 of this joint proxy statement/prospectus). However, notwithstanding the satisfaction or waiver of the conditions to consummate the Merger, Actavis and

Merger Sub will not be obligated to effect the closing of the Merger prior to the second business day following the final day of the Marketing Period (as described below), unless Actavis requests an earlier date on two business days’ prior written notice to Allergan (but, subject in such case, to the satisfaction or waiver of the conditions to consummate the Merger (other than any such conditions which by their terms cannot be satisfied until the closing of the Merger)). The term “Marketing Period” is defined in the Merger Agreement to mean the first period of 15 consecutive business days, subject to certain terms and excluded dates set forth in the Merger Agreement, throughout which (i) Actavis has received certain specified financial information of Allergan that meets, and continues to meet throughout the duration of such 15 consecutive business day period, specified requirements as more fully described in the Merger Agreement and (ii) all of the conditions to Actavis’ obligation to consummate the Merger have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the closing).

Assuming timely satisfaction of the necessary closing conditions, the closing of the Merger is expected to occur late in the first quarter or early in the second quarter of 2015. The Merger will become effective upon the filing a certificate of merger with the Secretary of State of the State of Delaware.

Consideration to Allergan Stockholders

As a result of the Merger, each issued and outstanding share of Allergan common stock, other than excluded shares and dissenting shares, will be converted into the right to receive 0.3683 of an Actavis ordinary share and $129.22 in cash, without interest.

The Merger Consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Allergan common stock or Actavis ordinary shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the shares of Allergan common stock or Actavis ordinary shares outstanding after the date of the Merger Agreement and prior to the effective time of the Merger.

No holder of Allergan common stock will be issued fractional Actavis ordinary shares in the Merger. Each holder of Allergan common stock who would otherwise have been entitled to receive a fraction of an Actavis ordinary share will receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of an Actavis ordinary share (rounded to the nearest one thousandth when expressed in decimal form) multiplied by the Actavis VWAP.

Exchange Agent

Prior to the effective time of the Merger, Actavis or Merger Sub will designate a bank or trust company that is reasonably satisfactory to Allergan to act as the exchange agent in connection with the Merger (referred to in this joint proxy statement/prospectus as the “exchange agent”). At or immediately prior to the effective time of the Merger, Actavis or Merger Sub will deposit, or cause to be deposited, with the exchange agent the aggregate amount of cash and the number of Actavis ordinary shares necessary to satisfy the aggregate Merger Consideration payable in the Merger. In addition, Actavis or Merger Sub will deposit with the exchange agent any cash payable in lieu of any fractional shares and in respect of the cancellation of stock options held by Allergan non-employee directors or any employees of Allergan who are not Continuing Employees pursuant to the terms described under “—No Fractional Shares” and “— Treatment of Allergan Stock Options and Other Allergan Equity-Based Awards” beginning on pages 137 and 136, respectively, of this joint proxy statement/prospectus.

Transmittal Materials and Procedures

Promptly after the effective time of the Merger, Actavis will, and will cause the Surviving Corporation to, cause the exchange agent to send transmittal materials, which will include the appropriate form of letter of transmittal, to holders of record of shares of Allergan common stock (other than excluded shares and dissenting shares) and holders of Allergan Restricted Shares and Allergan RSUs subject to acceleration providing instructions on how to effect the transfer and cancellation of the stock certificates representing shares of Allergan common stock and shares of Allergan common stock held in book-entry form in exchange for the Merger Consideration.

After the effective time of the Merger, when an Allergan stockholder delivers a properly executed letter of transmittal and any other documents as may reasonably be required by the exchange agent, the holder of shares of Allergan common stock will be entitled to receive, and the exchange agent will be required to deliver to such holder, (i) the number of Actavis ordinary shares and an amount in cash that such holder is entitled to receive as a result of the Merger (after taking into account all of the shares of Allergan common stock held immediately prior to the Merger by such holder other than excluded shares and dissenting shares) and (ii) any cash in lieu of fractional shares and in respect of dividends or other distributions to which such holder is entitled.

No interest will be paid or accrued on any amount payable upon cancellation of shares of Allergan common stock. The Actavis ordinary shares issued and paid and cash amount paid in accordance with the Merger Agreement upon conversion of the shares of Allergan common stock (including any cash paid in lieu of fractional shares) will be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Allergan common stock.

If any portion of the Merger Consideration is to be delivered to a person or entity other than the holder in whose name any surrendered certificate is registered, it will be a condition of such exchange that (i) the certificate surrendered must be properly endorsed or must be otherwise in proper form for transfer and (ii) the person or entity requesting such payment pays any transfer or other similar taxes required by reason of the payment of the Merger Consideration to a person or entity other than the registered holder of the certificate surrendered or will establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to book-entry shares will only be made to the person or entity in whose name such book-entry shares are registered. The Actavis ordinary shares constituting the Stock Consideration Portion of the Merger Consideration may be in uncertificated book-entry form, unless a physical certificate is otherwise required by any applicable law.

Appraisal Rights

If a holder of shares of Allergan common stock does not vote in favor of, nor consent in writing to, the Merger Proposal, properly demands appraisal and otherwise complies with applicable Delaware law and does not effectively withdraw his, her or its demand for, or lose the right to, appraisal of such Allergan common stock in compliance with Section 262 of the DGCL (referred to in this joint proxy statement/prospectus as the “appraisal rights”), such shares will not be converted into the right to receive the Merger Consideration as described under “—Consideration to Allergan Stockholders” beginning on page 134 of this joint proxy statement/prospectus, but instead, at the effective time of the Merger, will become entitled only to payment of the fair value of such shares determined in accordance with applicable Delaware law. However, if any such holder votes in favor of, or consents in writing to, the Merger Proposal, fails to properly demand appraisal, fails to comply with applicable Delaware law, or otherwise waives, withdraws or loses the right to payment of the fair value of such dissenting shares under applicable Delaware law, then the right of such holder to be paid the fair value of such holder’s dissenting shares will cease and such dissenting shares will be deemed to have been converted as of the effective time of the Merger into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration with respect to such shares.

For additional information about appraisal rights upon completion of the Merger, see “Appraisal Rights” beginning on page 257 of this joint proxy statement/prospectus.

Treatment of Allergan Stock Options and Other Allergan Equity-Based Awards

Options Held by Continuing Employees. As of the effective time of the Merger, each Allergan Stock Option granted under any Allergan equity plan held by any Continuing Employee that is outstanding and unexercised immediately prior to the effective time of the Merger, whether or not then vested or exercisable, will be assumed by Actavis and will be converted into an Actavis Stock Option. Each such Actavis Stock Option as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Allergan Stock Option immediately prior to the effective time of the Merger (but taking into account any changes thereto provided for in the applicable Allergan equity plan, in any award agreement or in the Allergan Stock Option by reason of the Merger Agreement or the Merger). As of the effective time of the Merger, each such Actavis Stock Option as so assumed and converted will be for that whole number of Actavis ordinary shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Allergan common stock subject to such Allergan Stock Option multiplied by (ii) the Stock Award Exchange Ratio, at an exercise price per Actavis ordinary share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Allergan common stock of such Allergan Stock Option by (y) the Stock Award Exchange Ratio.

Restricted Stock Held by Continuing Employees. As of the effective time of the Merger, each outstanding Allergan Restricted Share granted under any Allergan equity plan held by a Continuing Employee that is not then vested will be assumed by Actavis and will be converted into an Actavis Restricted Share. Each Actavis Restricted Share as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Allergan Restricted Shares immediately prior to the effective time of the Merger (but taking into account any changes thereto provided for in the applicable Allergan equity plan, in any award agreement or in the Allergan Restricted Share by reason of the Merger Agreement or the Merger). As of the effective time of the Merger, the number of Actavis Restricted Shares as so assumed and converted will be equal to the product of (i) the applicable number of Allergan Restricted Shares multiplied by (ii) the Stock Award Exchange Ratio. Such number of Actavis Restricted Shares will be rounded up to the nearest whole share if half a share or more or down to the nearest whole share if less than half a share.

Restricted Stock Units Held by Continuing Employees. As of the effective time of the Merger, each outstanding Allergan RSU issued under any Allergan equity plan held by a Continuing Employee that is not then vested will be assumed by Actavis and will be converted into an Actavis RSU with associated rights to the issuance of additional Actavis ordinary shares. Each Actavis RSU as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Allergan RSUs immediately prior to the effective time of the Merger (but taking into account any changes thereto provided for in the applicable Allergan equity plan, in any award agreement or in the Allergan RSU by reason of the Merger Agreement or the Merger). To the extent any such Allergan RSUs are subject to performance vesting, the applicable Actavis RSUs corresponding to such Allergan RSUs will be earned at the effective time of the Merger based on target performance, and will otherwise vest on the last day of the original applicable performance period for such Allergan RSUs, subject to continued employment through the last day of the original applicable performance period. In addition, such Actavis RSUs may be subject to accelerated vesting upon certain terminations of employment as prescribed by the terms in effect for such Allergan RSUs immediately prior to the effective time of the Merger. Furthermore, Actavis will have the ability to adjust any dividend equivalent rights under any Allergan equity plan, in any award agreement or in any Allergan RSUs, to reflect the changes or adjustments contemplated to the corresponding Allergan RSUs by reason of the Merger Agreement or the Merger. As of the effective time of the Merger, the number of Actavis ordinary shares underlying each such Actavis RSU as so assumed and converted will be equal to the product of (i) the number of shares of Allergan common stock underlying the applicable Allergan RSUs multiplied by (ii) the Stock Award Exchange Ratio. Such number of Actavis ordinary shares underlying the Actavis RSUs will be rounded up to the nearest whole share if half a share or more, or down to the nearest whole share if less than half a share.

Post-Signing Equity Grants. Under and subject to the terms of the Merger Agreement, Allergan may grant annual equity awards for the 2015 fiscal year to employees, other than the executive officers, who were eligible for the annual equity grant in 2014 or who are eligible new hires or eligible promoted employees and may also make off-cycle equity grants to new hires and promoted employees in the ordinary course of business consistent with past practice. Such equity grants will be subject to the terms and conditions of the Allergan 2011 Incentive Award Plan, including accelerated vesting upon certain qualifying terminations of employment, which is described in “—Treatment of Allergan Stock Options and Other Allergan Equity-Based Awards—Acceleration upon a Qualifying Termination” beginning on page 123 of this joint proxy statement/prospectus.

Equity Awards Held by Allergan Non-Employee Directors and Non-Continuing Employees. The vesting of any unvested Allergan equity awards held by any Allergan non-employee director or any employee of Allergan who is not a Continuing Employee will accelerate in full at the effective time of the Merger. Each such accelerated Allergan Stock Option will be cancelled at the effective time of the Merger and converted into the right to receive an amount in cash equal to the product of (i) the number of shares of Allergan common stock subject to such Allergan Stock Option multiplied by (ii) the excess, if any, of (A) the Stock Consideration Portion multiplied by the Actavis VWAP plus the Cash Consideration Portion less (B) the exercise price of such Allergan Stock Option, subject to applicable withholding taxes. Such cash amount will be rounded up to the nearest whole cent if half a cent or more or down to the nearest whole cent if less than half a cent. Holders of such accelerated Allergan RSUs and Allergan Restricted Shares will be entitled to receive the Merger Consideration in respect of the shares of Allergan common stock underlying the Allergan RSUs and the Allergan Restricted Shares, subject to applicable withholding taxes.

Withholding

Under the terms of the Merger Agreement, Actavis and Allergan have agreed that Actavis and the Surviving Corporation will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from the consideration otherwise payable pursuant to the Merger Agreement, any amounts as are required to be withheld or deducted with respect to such consideration under the Code or any applicable provisions of state, local or foreign tax law. To the extent that amounts are so withheld and timely remitted to the appropriate governmental entity, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.

No Fractional Shares

No fractional Actavis ordinary shares will be issued in connection with the Merger. Each holder of Allergan common stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of an Actavis ordinary share (after aggregating all shares represented by the certificates and book-entry shares delivered by such holder) will receive, in lieu thereof and upon surrender thereof, cash, without interest, in an amount equal to such fractional part of an Actavis ordinary share (rounded to the nearest one thousandth when expressed in decimal form) multiplied by the Actavis VWAP.

Representations and Warranties

Actavis and Allergan made customary representations and warranties in the Merger Agreement on behalf of themselves and their respective subsidiaries that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement. The representations and warranties made by Actavis and Allergan are also subject to and qualified by certain information included in certain filings each party and its affiliates have made with the SEC.

Many of the representations and warranties are reciprocal and apply to Actavis or Allergan, as applicable, and their respective subsidiaries. Some of the more significant representations and warranties relate to:

•	corporate organization, existence and good standing and requisite corporate power and authority to carry on business;

•	capital structure;

•	corporate authority to enter into the Merger Agreement and the enforceability thereof;

•	required governmental approvals;

•	the absence of any breach or violation of organizational documents or contracts as a result of the consummation of the transaction;

•	SEC reports and financial statements, including their preparation in accordance with GAAP, filing or furnishing with the SEC, and compliance with the applicable rules and regulations promulgated thereunder, and that such reports and financial statements fairly present, in all material respects, the relevant financial position and results of operations;

•	the maintenance of internal disclosure controls and internal control over financial reporting;

•	the absence of undisclosed liabilities;

•	compliance with laws and government regulations, including environmental laws;

•	compliance with applicable laws related to employee benefits and the Employment Retirement Income Security Act;

•	the absence of certain changes since December 31, 2013, with respect to Allergan and its subsidiaries, and Actavis and its subsidiaries, that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•	the absence of any actions since September 30, 2014, with respect to Actavis and its subsidiaries, and Allergan and its subsidiaries, that would constitute a breach of certain interim operating covenants if such action was taken between the date of the Merger Agreement and the closing of the Merger;

•	the absence of certain material litigation, claims and actions;

•	the reliability and accuracy of information supplied for this joint proxy statement/prospectus;

•	certain regulatory matters relating to, among other relevant authorities, the Federal Food, Drug and Cosmetic Act of 1938, as amended, the Public Health Service Act, the U.S. Food and Drug Administration, and health insurance and healthcare laws;

•	the accuracy and completeness of certain tax matters;

•	the absence of collective bargaining agreements and other employment and labor matters;

•	ownership of or right to intellectual property, and absence of infringement;

•	title and rights to, and condition of, real property;

•	the receipt of fairness opinion(s);

•	the requisite vote of stockholders or shareholders;

•	the existence of and compliance with certain material contracts;

•	the existence and maintenance of insurance;

•	the absence of undisclosed brokers’ fees or finders’ fees relating to the transaction; and

•	compliance with the Foreign Corrupt Practices Act of 1977, as amended, and anti-corruption laws in other jurisdictions.

Actavis made additional representations and warranties in the Merger Agreement in relation to:

•	the financing commitments obtained in connection with the execution of the Merger Agreement;

•	it and Merger Sub not being an “interested stockholder” of Allergan as defined in Allergan’s certificate of incorporation, as amended, or in Section 203 of the DGCL; and

•	the business of Merger Sub.

Allergan made additional representations and warranties in the Merger Agreement in relation to sanctions laws, the inapplicability of certain takeover statutes and any similar provisions in the Allergan governing documents.

Many of the representations and warranties made by each of Actavis and Allergan are qualified by a “material adverse effect” standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect). Certain of the representations and warranties are qualified by a general materiality standard or by a knowledge standard. For the purpose of the Merger Agreement, a “material adverse effect” with respect to each of Actavis and Allergan means any change, effect, development, circumstance, condition, state of facts, event or occurrence (each referred to in this section of this joint proxy statement/prospectus as an “Effect”) that, individually or in the aggregate, has a material adverse effect on the assets, liabilities, condition (financial or otherwise), business or results of operations of the relevant party and its subsidiaries, taken as a whole, excluding:

•	any changes in general U.S. or global economic conditions to the extent that such Effects do not disproportionately impact the relevant party relative to other companies operating in the industry or industries in which such party operates;

•	conditions (or changes therein) in any industry or industries in which the relevant party operates to the extent that such Effects do not disproportionately impact such party relative to other companies operating in such industry or industries;

•	general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, to the extent that such Effects do not disproportionately impact the relevant party relative to other companies operating in the industry or industries in which such party operates;

•	any change or prospective changes in GAAP or interpretation thereof to the extent that such Effects do not disproportionately impact the relevant party relative to other companies operating in the industry or industries in which such party operates;

•	any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable law of and by any governmental entity (including with respect to taxes) to the extent that such Effects do not disproportionately impact the relevant party relative to other companies operating in the industry or industries in which such party operates;

•	the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, or compliance with the terms of the Merger Agreement other than compliance with the interim operating covenants applicable to the relevant party (provided, however, that this exception will not apply to certain of the relevant party’s representations and warranties or certain covenants);

•	changes in the stock price of the respective party, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a material adverse effect may be taken into account);

•

any failure by the relevant party to meet any internal or published projections, estimates or expectations of such relevant party’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such relevant party to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a material adverse effect may be taken into account);

•	effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement, to the extent that such Effects do not disproportionately impact the relevant party relative to other companies operating in the industry or industries in which such relevant party operates;

•	the negotiation, pendency or public announcement of the transactions contemplated by the Merger Agreement, including any resulting litigation, other than compliance with the interim operating covenants applicable to the relevant party (provided, however, that the exceptions in this clause will not apply to certain of the relevant party’s representations and warranties or certain covenants);

•	any action or failure to take any action that is expressly consented to or requested by the relevant party in writing;

•	any reduction in the credit rating of the relevant party or its subsidiaries, in and of itself (it being understood that the Effects giving rise or contributing to such reduction that are not otherwise excluded from the definition of a material adverse effect may be taken into account);

•	any change or prospective change by any governmental entity in reimbursement or payor rules or policies applicable to products or product candidates of the relevant party to the extent that such Effects do not disproportionately impact the relevant party relative to other companies operating in the industry or industries in which such relevant party operates; or

•	only as it relates to Allergan, Effects arising out of certain items related to specified intellectual property litigation.

THE DESCRIPTION OF THE MERGER AGREEMENT IN THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN INCLUDED TO PROVIDE YOU WITH INFORMATION REGARDING ITS TERMS. THE MERGER AGREEMENT CONTAINS REPRESENTATIONS AND WARRANTIES MADE BY AND TO THE PARTIES AS OF SPECIFIC DATES. THE STATEMENTS EMBODIED IN THOSE REPRESENTATIONS AND WARRANTIES WERE MADE FOR PURPOSES OF THE CONTRACT BETWEEN THE PARTIES AND ARE SUBJECT TO QUALIFICATIONS AND LIMITATIONS AGREED BY THE PARTIES IN CONNECTION WITH NEGOTIATING THE TERMS OF THE MERGER AGREEMENT AND IN SOME CASES WERE QUALIFIED BY CONFIDENTIAL DISCLOSURES MADE BY THE PARTIES, WHICH DISCLOSURES ARE NOT REFLECTED IN THE MERGER AGREEMENT. IN ADDITION, CERTAIN REPRESENTATIONS AND WARRANTIES WERE MADE AS OF A SPECIFIED DATE AND THE REPRESENTATIONS AND WARRANTIES WERE GENERALLY USED FOR THE PURPOSE OF ALLOCATING RISK BETWEEN THE PARTIES RATHER THAN ESTABLISHING MATTERS AS FACTS.

No Survival of Representations and Warranties

The representations and warranties in the Merger Agreement of each of Actavis and Allergan on behalf of itself and its subsidiaries will not survive the consummation of the Merger.

Covenants and Agreements

Conduct of Business Pending the Closing Date

At all times from the execution of the Merger Agreement until the effective time of the Merger, and subject to certain exceptions, except as required by law, expressly contemplated or permitted by the Merger Agreement or with the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned), each of Actavis and Allergan have agreed to, and have agreed to cause their respective subsidiaries to, conduct their respective businesses in all material respects in the ordinary course of business consistent with past practice.

At all times from the execution of the Merger Agreement until the effective time of the Merger, except as required by law, expressly contemplated or permitted by the Merger Agreement or with the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned), subject to certain exceptions, Allergan has generally agreed not to, and agreed not to allow its subsidiaries to:

•	authorize or pay any dividend or distribution with respect to outstanding shares other than dividends and distributions paid by a subsidiary on a pro rata basis in the ordinary course consistent with past practice or by a wholly owned subsidiary of Allergan to Allergan or another wholly owned subsidiary of Allergan, except for the payment of quarterly cash dividends of $0.05 per share of Allergan common stock consistent with past practice, including as to record and payment dates;

•	split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned subsidiary of Allergan which remains a wholly owned subsidiary of Allergan after consummation of such transaction;

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except as required by applicable law or the terms and conditions of any Allergan benefit plan in existence as of the date of the Merger Agreement and subject to certain exceptions, (i) increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors, other than increases in base salaries and target cash incentive compensation at times and in amounts in the ordinary course of business consistent with past practice, provided that in no event will Allergan increase (x) the target cash incentive compensation or the base salary of any executive officer of Allergan and/or its subsidiaries that are subject to the reporting requirements of Section 16(a) of the Exchange Act (each referred to in this section of this joint proxy statement/prospectus as a “Section 16 Officer”), other than, with respect to each Section 16 Officer, an ordinary course base salary increase of up to 3% or (y) the base salary of any employee, other than a Section 16 Officer, whose principal place of employment is in the United States by more than 5%, (ii) grant to any of its directors, officers, employees or individual independent contractors any increase in severance or termination pay other than increases in severance or termination pay for new-hires and promoted employees in the ordinary course of business consistent with past practice and permitted in clause (iv) below, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation other than, (x) annual cash bonuses for the 2014 and 2015 fiscal years in accordance with the terms of the Bonus Plans and Allergan cash incentive plans as operated in the ordinary course of business consistent with past practice pursuant to the Bonus Plans, if the Merger closes during the 2015 fiscal year, the performance under the 2015 Bonus Plans will be deemed achieved at the greater of 100% of the performance objectives or actual prorated year-to-date performance, (y) cash incentive bonuses under a retention bonus pool of up to $20 million to be established for key employees of Allergan with the terms and participants to be jointly agreed upon by Allergan and Actavis in reasonable consultation with one another, and (z) annual equity awards for the 2015 fiscal year employees, other than the executive officers, who were eligible for the annual equity grant in 2014 or who are eligible new hires or eligible promoted employees and off-cycle equity grants to new hires and promoted employees in the ordinary course of business consistent with past practice, (iv) enter into any employment, severance, change in control or retention agreement (excluding offer letters that provide for no severance, change in control or retention benefits) with any of its directors, officers, employees or individual independent contractors, subject to certain exceptions; provided further, that with respect to new hires and promoted employees (other than Section 16 Officers), Allergan may enter into employment, severance, change in control or retention agreements that provide for severance, change in control or retention benefits provided to similarly situated employees under Allergan benefit plans in the ordinary course of business consistent with past practice, (v) other than those employees of Allergan and its subsidiaries who are formal participants, as of the date of the Merger Agreement, in the CIC Policy, allow any additional employees of Allergan or any of its subsidiaries to participate in the CIC Policy, except with respect to new-hires and promoted employees in the ordinary course of business consistent with past practice, (vi) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Allergan benefit plan except as otherwise permitted by the terms of the Merger Agreement or any amendments or terminations in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause or materially increase the cost to Allergan, in the aggregate, of maintaining such Allergan benefit plan, (vii) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, officers, employees or individual independent contractors, (viii) terminate the employment of any member of the Allergan executive team, other than for cause, or (ix) hire any employee or individual independent contractor having total annual cash compensation in excess of $300,000;

•	make any change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable law or SEC policy;

•	authorize, announce an intention to authorize or enter into agreements with respect to any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, in each case whether by merger, consolidation, business combination, acquisition of stock or assets, license or formation of a joint venture or otherwise, except for (i) such transactions for consideration (including assumption of liabilities) that does not exceed $50 million in the aggregate or (ii) transactions between Allergan and a wholly owned subsidiary of Allergan or between wholly owned subsidiaries of Allergan;

•	amend the certificate of incorporation or bylaws of Allergan or permit any significant subsidiary (within the meaning of Rule 1-02 of Regulation S-X promulgated under the Securities Act) of Allergan to adopt amendments to its governing documents;

•	other than in accordance with the Rights Plan, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in Allergan or any subsidiary of Allergan or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Allergan equity award under any existing Allergan equity plan (except as otherwise required by the express terms of any Allergan equity award outstanding on the date of the Merger Agreement), other than (i) issuances of Allergan common stock in respect of any exercise of Allergan stock options or the vesting or settlement of Allergan equity awards outstanding on the date of the Merger Agreement and in accordance with their respective present terms, (ii) transactions between Allergan and a wholly owned subsidiary of Allergan or between wholly owned subsidiaries of Allergan, and (iii) grants of equity awards to eligible employees as described above;

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purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of Allergan common stock (and associated Allergan preferred share purchase rights) tendered by holders of Allergan equity awards in order to satisfy obligations to pay the exercise price and/or tax withholding obligations with respect thereto, (ii) the acquisition by Allergan of Allergan equity awards in connection with the forfeiture of such awards and (iii) transactions between Allergan and a wholly owned subsidiary of Allergan or between wholly owned subsidiaries of Allergan;

•	redeem, repurchase, prepay (other than prepayments of revolving loans in the ordinary course of business), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any indebtedness for borrowed money among Allergan and its wholly owned subsidiaries or among wholly owned subsidiaries of Allergan, (ii) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness for borrowed money of Allergan or any of its subsidiaries maturing on or prior to the six-month anniversary of the date of such refinancing, in each case in an amount not to exceed the amount of the indebtedness replaced, renewed, extended, refinanced or refunded and on terms that are no less favorable to Allergan or such Allergan subsidiary than the terms of the indebtedness replaced, renewed, extended, refinanced or refunded, (iii) guarantees by Allergan of indebtedness for borrowed money of its wholly owned subsidiaries or guarantees by wholly owned subsidiaries of Allergan of indebtedness for borrowed money of Allergan or any of its wholly owned subsidiaries, which indebtedness is incurred in compliance with the foregoing clause (i), (iv) transactions at the stated maturity of such indebtedness and required amortization or mandatory prepayments and (v) indebtedness for borrowed money not to exceed $50 million in aggregate incurred by Allergan or any of its subsidiaries other than in accordance with clauses (i) through (iv), inclusive; provided that the making of guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice will be permitted;

•	make any loans to any other person, except for loans among Allergan and its wholly owned subsidiaries or among Allergan’s wholly owned subsidiaries;

•	sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any lien, any of its material properties or assets (including shares of capital stock or other equity interests of Allergan or any of its subsidiaries), except (i) pursuant to existing agreements, (ii) liens for permitted indebtedness, (iii) sales of inventory, or dispositions of obsolete or worthless equipment, in each case, in the ordinary course of business consistent with past practice, (iv) licenses of non-material intellectual property in the ordinary course of business consistent with past practice or in connection with a settlement permitted by the covenant described in the next bullet, (v) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $30 million in the aggregate or (vi) for transactions among Allergan and its wholly owned subsidiaries or among wholly owned subsidiaries of Allergan;

•	(x) compromise or settle any material claim, litigation, investigation or proceeding pending against Allergan or any of its subsidiaries, or any of their employees, officers or directors in their capacities as such, other than settlements that (i) are for an amount not to exceed, individually or in the aggregate, $25 million, (ii) does not involve an admission of guilt or impose any injunctive relief or material restriction on Allergan or any of its subsidiaries and (iii) does not provide for the license of any material intellectual property of Allergan or (y) commence any material claim, litigation, investigation or proceeding, other than in the ordinary course of business consistent with past practice;

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make or change any material tax election, change any tax accounting period for purposes of a material tax or material method of tax accounting, file any material amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, except in the ordinary course of business consistent with past practice agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. law) with respect to any material tax, surrender any right to claim a material tax refund, or take any action that would require the filing of a

“gain recognition agreement” (within the meaning of the Treasury Regulations promulgated under Section 367 of the Code) to avoid current recognition of a material amount of income or gain for U.S. federal income tax purposes;

•	except for capital expenditures incurred in the ordinary course of business consistent with past practice in accordance with Allergan’s budget plan provided to Actavis prior to the execution of the Merger Agreement, make any new capital expenditures;

•	except in the ordinary course of business consistent with past practice or in connection with any transaction to the extent specifically permitted by the terms of the Merger Agreement, enter into a material contract, or materially amend, modify or terminate any existing material contract or waive, release or assign any material rights or claims thereunder; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

At all times from the execution of the Merger Agreement until the effective time of the Merger, except as required by law, expressly contemplated or permitted by the Merger Agreement or with the prior written consent of Allergan (such consent not to be unreasonably withheld, delayed or conditioned), subject to certain exceptions, Actavis has generally agreed not to, and agreed not to allow its subsidiaries to:

•	authorize or pay any dividend or distribution with respect to outstanding shares other than dividends and distributions paid by a subsidiary on a pro rata basis in the ordinary course consistent with past practice or by a wholly owned subsidiary of Actavis to Actavis or another wholly owned subsidiary of Actavis;

•	split, combine, reduce or reclassify any of its issued or unissued shares, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares in its capital, except for any such transaction by a wholly owned subsidiary of Actavis which remains a wholly owned subsidiary of Actavis after consummation of such transaction;

•	authorize, announce an intention to authorize or enter into agreements with respect to any acquisitions of a substantial equity interest in or a substantial portion of the assets of any person or entity or any business or division thereof, in each case whether by merger, consolidation, combination, acquisition of stock or assets or formation of a joint venture or otherwise that would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by the Merger Agreement;

•	amend the articles of association or the memorandum of association of Actavis or permit Merger Sub or any significant subsidiary to adopt any amendments to its governing documents;

•	issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in Actavis or any subsidiary of Actavis or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (i) issuances of Actavis ordinary shares in respect of any exercise of Actavis stock options or the vesting or settlement of Actavis equity awards, (ii) transactions between Actavis and a wholly owned subsidiary of Actavis or between wholly owned subsidiaries of Actavis, (iii) issuance of Actavis equity awards, (iv) other issuances of Actavis ordinary shares for an amount not exceeding $100 million in the aggregate and (v) other than in connection with the Debt Financing;

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purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of Actavis ordinary shares tendered by holders of Actavis equity awards in order to satisfy obligations to pay the exercise price and/or tax withholding obligations with respect thereto, (ii) the acquisition by Actavis of Actavis equity awards in connection with the forfeiture of such awards, (iii) transactions between Actavis and a wholly owned subsidiary of Actavis or between wholly owned subsidiaries of Actavis and (iv) other acquisitions of Actavis ordinary shares for an amount not exceeding $100 million in the aggregate;

•	make or change any material tax election, change any method of tax accounting, file any amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, except in the ordinary course of business consistent with past practice agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. law) with respect to any material tax or surrender any right to claim a material tax refund;

•	convene any meeting of the holders of Actavis ordinary shares for the purpose of revoking or varying authority of the directors of Actavis to allot Actavis ordinary shares; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

Employee Matters

The Merger Agreement provides that Actavis will, or will cause the Surviving Corporation to, assume, honor and fulfill all of Allergan’s benefit plans in accordance with their terms as in effect immediately prior to the date of the Merger Agreement or as subsequently amended as permitted pursuant to the terms of such benefit plans. The Merger Agreement further provides that effective as of the effective time of the Merger, Actavis will provide, or will cause the Surviving Corporation to provide, each Continuing Employee with the following:

•	for the one year period immediately following the effective time of the Merger, base salary (or wages) that is not less favorable than the base salary (or wages) provided by Allergan immediately prior to the effective time of the Merger; and

•	from the effective time of the Merger through December 31, 2015 (x) annual cash bonus opportunities and (y) employee benefits (excluding equity-based compensation) in the aggregate, that are, in each of (x) and (y), no less favorable than those provided by Allergan immediately prior to the effective time of the Merger.

In addition, the Merger Agreement provides that effective as of the effective time of the Merger and thereafter Actavis will provide, or will cause the Surviving Corporation to provide, that periods of employment with Allergan (including any current or former affiliate of Allergan or any predecessor of Allergan to the extent recognized by Allergan) will be taken into account for all purposes under all employee benefit plans maintained by Actavis or an affiliate of Actavis for the benefit of the Continuing Employees, including vacation or other paid-time-off plans or arrangements, 401(k), pension or other retirement plans and any severance or health or welfare plans (other than for purposes of determining any accrued benefit under any defined benefit pension plan or as would result in a duplication of benefits).

Effective as of the effective time of the Merger and thereafter, Actavis will, and will cause the Surviving Corporation to, (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions will apply with respect to the Continuing Employees under the applicable health and welfare benefit plans of Actavis or any affiliate of Actavis (except to the extent applicable under any Allergan benefit plans immediately prior to the effective time of the Merger), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Allergan benefit plans immediately prior to the effective time of the Merger, and (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Allergan benefit plans prior to the Closing Date during the year in which the closing of the Merger occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Actavis or an affiliate of Actavis for such year.

If requested by Actavis in writing delivered to Allergan not less than 10 business days before the Closing Date, the Allergan board of directors (or the appropriate committee thereof) will adopt resolutions and take such corporate action as is necessary to terminate any 401(k) plans maintained by Allergan or any of its subsidiaries (referred to collectively in this section of this joint proxy statement/prospectus as the “401(k) Plans”), effective as of the day prior to the Closing Date. Following the effective time of the Merger and as soon as practicable following receipt of a favorable determination letters from the IRS on the termination of the 401(k) Plans, the assets thereof will be distributed to the participants, and Actavis or the Surviving Corporation will, to the extent permitted by Actavis’ or the Surviving Corporation’s applicable 401(k) plan (referred to collectively in this section of this joint proxy statement/prospectus as the “Actavis 401(k) Plan”), permit the Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” in the form of cash in an amount equal to the full account balance (excluding loans) distributed to such Continuing Employees from the 401(k) Plans to the Actavis 401(k) Plan.

Actavis’ obligations with respect to the employee benefit matters are for the sole benefit of Allergan and do not create any rights for any Continuing Employees, including any rights to any continued employment with Actavis or any of its affiliates, or restrict in any way the right of Actavis or its affiliates to terminate the services of any Continuing Employee.

Litigation Relating to the Transaction

The Merger Agreement requires each party to provide the other party prompt oral notice (but in any event within 24 hours of any litigation brought or threatened by any shareholder or stockholder of that party against such party, any of its subsidiaries and/or any of their respective directors or officers relating to the Merger, the Merger Agreement or any of the transactions. Unless, in the case of such litigation with respect to Allergan, the Allergan board of directors has made a change of recommendation, Allergan will give Actavis the opportunity to participate (at Actavis’ expense) in the defense, prosecution or settlement of any such litigation, and Allergan will not offer to settle any such litigation, nor will any such settlement be agreed to without Actavis’ prior written consent.

Financing Cooperation

Actavis will take, or use its reasonable best efforts to cause to be taken all actions, and do, or use its reasonable best efforts to cause to be done, all things necessary to obtain the Debt Financing on or prior to the closing date on the terms and conditions set forth in the Commitment Letter. Actavis will keep Allergan reasonably informed on a reasonably current basis of the status of the Debt Financing.

Allergan and its subsidiaries will use their reasonable best efforts to provide (and use reasonable best efforts to cause their respective personnel and advisors to provide) such assistance with the Debt Financing as is reasonably requested by Actavis.

Board of Directors and Management after the Transaction

The Merger Agreement requires Actavis to take such actions as are necessary to cause two individuals who are members of the Allergan board of directors as of immediately prior to the effective time of the Merger to become members of the Actavis board of directors immediately after the effective time of the Merger. Any new members appointed to the Actavis board of directors will be selected by the Governance Committee of the Actavis board of directors, after consulting with Allergan, pursuant to the director nomination process set forth in Actavis’ proxy statement on Schedule 14A filed with the SEC on March 28, 2014, to serve on the Actavis board of directors, initially, until the next annual meeting of Actavis’ shareholders in accordance with the organizational documents of Actavis. The new members will also be nominated by the Actavis board of directors for election (or re-election) to the Actavis board of directors at the next annual meeting of Actavis’ shareholders in accordance with the organizational documents of Actavis, to serve until the next subsequent annual meeting of the Actavis’ shareholders and until their respective successors are duly elected and qualify.

Irish Stamp Duty

Under the terms of the Merger Agreement, Actavis must seek confirmation from the Irish Revenue Commissioners that, on the basis that the Merger and the vesting in the holders of Allergan common stock of the Stock Consideration Portion will occur by operation of the DGCL, no Irish stamp duty shall apply on the issuance to the holders of Allergan common stock of the Stock Consideration Portion pursuant to the Merger.

Shareholder/Stockholder Meetings

Under the terms of the Merger Agreement, Actavis and Allergan must use their respective reasonable best efforts to hold the Actavis EGM and the Allergan special meeting on the same day and as soon as reasonably practicable after the date of the Merger Agreement.

Recommendation of the Actavis Board of Directors

The Actavis board of directors has agreed to recommend to and solicit, and use its reasonable best efforts to obtain from, the Actavis shareholders their approval of the Actavis Share Issuance Proposal. In the event that the Actavis board of directors makes an Actavis change in recommendation (which change in recommendation may only be made prior to the Actavis EGM (including any postponement or adjournment thereof) in accordance with the terms of the Merger Agreement), then Allergan will have the right to terminate the Merger Agreement.

Recommendation of the Allergan Board of Directors

The Allergan board of directors has agreed to recommend to and solicit, and use its reasonable best efforts to obtain from, the Allergan stockholders their approval of the Merger Proposal. In the event that the Allergan board of directors makes an Allergan change in recommendation (which change in recommendation may only be made prior to the Allergan special meeting (including any postponement or adjournment thereof) in accordance with the terms of the Merger Agreement), then Actavis will have the right to terminate the Merger Agreement.

Actavis Extraordinary General Meeting

Actavis has agreed to take, in accordance with applicable law and its organizational documents, all action necessary to establish a record date for, duly call, give notice of, convene and hold the Actavis EGM as promptly as reasonably practicable following the date of the Merger Agreement. However, Actavis may make one or more successive postponements or adjournments of the Actavis EGM for up to 30 days in the aggregate after the date for which the Actavis EGM was originally scheduled. Once Actavis has established a record date for the Actavis EGM, Actavis may not change the Actavis record date or establish a different record date for the Actavis EGM without Allergan’s prior written consent, unless, following consultation with Allergan, required to do so by applicable law or Actavis’ memorandum and articles of association. Under the Merger Agreement, the Actavis Share Issuance Proposal, matters of procedure (such as the Actavis Adjournment Proposal) and matters required by applicable law to be voted on by the Actavis shareholders at the Actavis EGM are the only matters that Actavis may propose to be acted on by the Actavis shareholders at the Actavis EGM without the consent of Allergan.

Allergan Stockholders Meeting

Allergan has agreed to take, in accordance with applicable law and its organizational documents, all action necessary to establish a record date for, duly call, give notice of, convene and hold the Allergan special meeting as promptly as reasonably practicable following the date of the Merger Agreement. However, Allergan may make one or more successive postponements or adjournments of the Allergan special meeting for up to 30 days in the aggregate after the date for which the Allergan special meeting was originally scheduled. Once Allergan has established a record date for the Allergan special meeting, Allergan may not change the Allergan record date or establish a different record date for the Allergan special meeting without Actavis’ prior written consent, unless, following consultation with Actavis, required to do so by applicable law or Allergan’s certificate of incorporation and/or bylaws. Under the Merger Agreement, the Merger Proposal, matters of procedure (such as the Allergan Adjournment Proposal) and matters required by applicable law to be voted on by the Allergan stockholders at the Allergan special meeting (such as the Merger-Related Named Executive Officer Compensation Proposal) are the only matters that Allergan may propose to be acted on by the Allergan stockholders at the Allergan special meeting without the consent of Actavis.

Reasonable Best Efforts; Regulatory Filings and Other Actions

Under the terms of the Merger Agreement, Actavis and Allergan have each agreed to cooperate with each other and use their respective reasonable best efforts to take all actions necessary, proper or advisable on their respective parts under the Merger Agreement and applicable laws to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and other documents and to use its reasonable best efforts to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained by such party from any third party and/or any governmental entities in order to consummate the transactions contemplated by the Merger Agreement.

In addition, subject to certain exceptions specified in the Merger Agreement, each of Actavis and Allergan have agreed to keep each other apprised of the status of matters relating to completion of the transactions contemplated by the Merger Agreement, to permit the other to review in advance any proposed communication with a governmental entity with respect to regulatory filings in connection with the Merger Agreement, to give the other the opportunity to attend and participate in any meeting with a governmental entity, to share any communication with a governmental entity with respect to any antitrust law, and to furnish each other, upon request, with all information concerning itself, its subsidiaries, affiliates, directors, officers and shareholders or stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Actavis, Allergan or their respective subsidiaries to any third party and/or governmental entity in connection with the Merger and other transactions contemplated by the Merger Agreement.

Actavis agreed to, and to cause each of its subsidiaries to, negotiate, effect and agree to any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any of their respective businesses, product lines, divisions or assets or interests therein, and take such action or actions that would in the aggregate have a similar effect, including, without limitation, agreeing to change or modify any course of conduct regarding their respective future operations or otherwise taking actions that would limit their respective freedom of action with respect to, or ability to retain, one or more of their respective businesses, product lines, divisions or assets or interests therein, in each case, solely to the minimum extent necessary so as to permit and cause the required antitrust clearances condition to consummate the Merger to be satisfied by the Outside Date, except that, in no event will Actavis or any of its subsidiaries be required to consummate any such arrangement or disposition or accept any such restriction or take any such action or actions prior to the closing of the Merger. Actavis also agreed to take any and all actions necessary in order to ensure that (i) no requirement for non-action, a waiver, consent or approval of the FTC, the DOJ, any State Attorney General or other governmental entity, in each case, with respect to any antitrust law, (ii) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding with respect to any antitrust law, and (iii) no other matter relating to any antitrust law, in each case would preclude satisfaction of the required antitrust clearances condition to consummate the Merger by the Outside Date. If, but only if, requested by Actavis so as to permit and cause the required antitrust clearances condition to consummate the Merger to be satisfied as promptly as practicable after the date of the Merger Agreement (but in any event not later than the Outside Date), Allergan has agreed to effect and agree to any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any of its businesses, product lines, divisions or assets or interests therein, and take such action or actions that would in the aggregate have a similar effect if such arrangement, disposition, restriction or action is expressly consented to in writing by Actavis and is conditioned upon, and shall become effective only from and after, the closing of the Merger.

No Solicitation; Third-Party Acquisition Proposals

The Merger Agreement contains detailed provisions outlining the circumstances in which Allergan may respond to acquisition proposals received from third parties. Under these provisions, Allergan has agreed that it will not (and that the Allergan board of directors will not and Allergan will cause each of its subsidiaries not to, and that it will cause its directors, officers and employees not to, and that it will use its reasonable best efforts to cause its other representatives not to, directly or indirectly):

•	solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in any discussions or negotiations regarding, any inquiry, proposal or offer (or amendment or modification of any proposal or offer), or the making, submission, modification or amendment or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its stockholders) which constitutes or would be reasonably expected to lead to a competing acquisition proposal (as defined below);

•	participate in any negotiations regarding, or furnish to any person or entity any non-public information relating to it or any of its subsidiaries in connection with any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to any competing acquisition proposal;

•	engage in discussions with any person or entity with respect to any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to any competing acquisition proposal;

•	except in the event the Allergan board of directors has determined in good faith after consultation with Allergan’s outside legal counsel that the failure to take such action would constitute a breach of its fiduciary duties under applicable Delaware law, waive, terminate, modify or release any person or entity (other than Actavis and its affiliates) from any provision of or grant any permission, waiver or request under, or fail to enforce, any “standstill” or similar agreement or obligation;

•	approve or recommend, or propose publicly to approve or recommend, or fail to timely recommend against, any competing acquisition proposal;

•	withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Actavis, the recommendation by the Allergan board of directors to its stockholders to vote in favor of its respective proposals;

•	enter into any letter of intent or other document or agreement relating to, or any agreement or commitment providing for, any competing acquisition proposal; or

•	resolve or agree to do any of the foregoing.

In addition, the Merger Agreement requires Allergan to have immediately ceased, and have caused its directors, officers and employees to have ceased, and to use its reasonable best efforts to have caused its other representatives to have immediately ceased, any and all existing discussions or negotiations with any parties (or provision of any non-public information to any parties) conducted theretofore with respect to any competing acquisition proposal or potential competing acquisition proposal. The Merger Agreement also requires Allergan to have, and to have caused its affiliates to, promptly have caused any person or entity that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential competing acquisition proposal that remains in effect as of the date of the Merger Agreement to have returned or destroyed all confidential information in the possession of such person or entity or their respective representatives and to have informed its representatives of these obligations.

Allergan has also agreed not to take any action to exempt any person or entity from the restrictions on “business combinations” or any similar provision contained in any applicable takeover statute or Allergan’s governing documents or otherwise cause such restrictions not to apply or terminate (or permit the termination of subject to certain exceptions), waive or amend the Rights Plan, redeem any of the rights under the Rights Plan or take any action with respect to, or make any determination under, the Rights Plan that would interfere with Actavis consummating the transactions contemplated by the Merger Agreement, in each case without the prior written consent of Actavis, in each case prior to the termination of the Merger Agreement.

Notwithstanding anything to the contrary contained in the Merger Agreement, Allergan and its subsidiaries and representatives may (i) seek to clarify and understand the terms and conditions of any competing acquisition proposal solely to determine whether such proposal constitutes or would reasonably be expected to lead to a superior proposal and (ii) inform a person or entity that has made a competing acquisition proposal of the non-solicitation provisions of the Merger Agreement, in each case, so long as Allergan, Allergan’s subsidiaries and representatives otherwise comply with the non-solicitation provisions of the Merger Agreement in connection therewith.

If Allergan receives prior to obtaining approval of the Merger Proposal, a bona fide, written competing acquisition proposal from any person or entity, which its board of directors determines in good faith after consultation with its outside legal and financial advisors (i) constitutes a superior proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a superior proposal, then in either event (if there has not been a material breach of the provisions of the non-solicitation provisions with respect to or in a manner that otherwise relates to such competing acquisition proposal or person or entity) Allergan may take the following actions: (x) furnish non-public information to the person or entity making such competing acquisition proposal, if, and only if, prior to so furnishing such information, it receives from such person or entity an executed confidentiality agreement with confidentiality terms that are no less favorable in the aggregate to it than those contained in the confidentiality agreement between Actavis and Allergan (except that the confidentiality agreement is not required to contain standstill provisions) and (y) engage in discussions or negotiations with such person or entity with respect to the competing acquisition proposal.

The Merger Agreement permits the Allergan board of directors to comply with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act or make any disclosure to its stockholders if the Allergan board of directors determines in good faith, after consultation with outside counsel, that the failure to do so would constitute a breach of the fiduciary duties of the members of the Allergan board of directors under applicable Delaware law.

Definition of Competing Acquisition Proposal

For purposes of the Merger Agreement, the term “competing acquisition proposal” means any proposal or offer made by a person, entity or group (other than a proposal or offer by Actavis or any of its subsidiaries) at any time, including any amendment or modification to any existing proposal or offer, which is structured to permit such person, entity or group to acquire beneficial ownership of at least 20% of the assets of, equity interest in, or businesses of, Allergan (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions), or a merger, consolidation, recapitalization or other transaction that results in Allergan’s stockholders immediately preceding such transaction holding less than 80% of the equity interests of the surviving or resulting entity of such transaction, in each case other than the Merger.

Definition of Superior Proposal

For purposes of the Merger Agreement, the term superior proposal means a bona fide written competing acquisition proposal (with references to 20% and 80% being deemed to be replaced with references to 50%, which the Allergan board of directors determines in good faith after consultation with its outside legal and financial advisors to be (i) more favorable to its stockholders from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such competing acquisition proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Actavis in response to such competing acquisition proposal or otherwise)) and (ii) reasonably capable of being completed as proposed on a timely basis, in the case of each of clauses (i) and (ii), taking into account (a) all financial, legal, regulatory and other aspects of such competing acquisition proposal (including any termination fees, any expense reimbursement provisions, the conditions to the consummation of such competing acquisition proposal and whether such competing acquisition proposal is fully financed) and (b) the identity of the person or entity making such competing acquisition proposal.

Change of Recommendation

Allergan Change of Recommendation

The Allergan board of directors is entitled to approve or recommend, propose publicly to approve or recommend, or fail to recommend against, any competing acquisition proposal or withdraw, change, amend, modify or qualify its recommendation, in a manner adverse to Actavis, prior to the approval of the Merger Proposal, if and only if:

•	following receipt of a bona fide, written competing acquisition proposal, which the Allergan board of directors determines in good faith after consultation with its outside legal and financial advisors is a superior proposal, and if and only if (i) neither Allergan nor any of its representatives solicited, encouraged or facilitated such competing acquisition proposal in material breach of, or is otherwise in material breach of, the non-solicitation provisions of the Merger Agreement and (ii) the Allergan board of directors has determined in good faith after consultation with its outside legal counsel that the failure to take such action would constitute a breach of the fiduciary duties of the members of the Allergan board of directors under applicable Delaware law and has first provided Actavis notice of, and an opportunity to respond to, such competing acquisition proposal in accordance with the terms of the Merger Agreement; or

•	in response to an Effect that was not known to the Allergan board of directors, or the material consequences of which (based on facts known to members of the Allergan board of directors as of the date of the Merger Agreement) were not reasonably foreseeable, as of the date of the Merger Agreement and does not relate to a competing acquisition proposal (referred to in this joint proxy statement/prospectus as an “Allergan intervening event”) and if the Allergan board of directors has determined in good faith after consultation with its outside legal counsel that the failure to take such action would constitute a breach of the fiduciary duties of the members of the Allergan board of directors under applicable Delaware law and has first provided Actavis notice of, and an opportunity to address, such Allergan intervening event in accordance with the terms of the Merger Agreement.

Prior to making an acquisition proposal change of recommendation, Allergan must provide Actavis with four business days’ prior written notice (or a new three business day notice period for a material amendment to the competing acquisition proposal) advising Actavis of the intent to make such a change of recommendation and contemporaneously providing to Actavis a copy of the superior proposal and a copy of any proposed agreements for such superior proposal, including copies of any related financing commitments (or, in each case, if not provided in writing to Allergan or any of its representatives, a written summary of the terms thereof). During such four business day period (or subsequent three business day period), Allergan will negotiate and cause its representatives to negotiate with Actavis and its representatives in good faith (to the extent Actavis wishes to negotiate) to enable Actavis to determine whether to propose revisions to the terms of the Merger Agreement or any other agreement related to the transactions contemplated by the Merger Agreement such that such competing acquisition proposal would no longer constitute a superior proposal and Allergan will consider in good faith any proposal by Actavis to amend the terms and conditions of the Merger Agreement or any other agreement related to the transactions contemplated by the Merger Agreement such that such competing acquisition proposal would no longer constitute a superior proposal.

Prior to making an intervening event change of recommendation, Allergan must provide Actavis with four business days’ prior written notice advising Actavis of its intent to make such a change of recommendation and specifying, in reasonable detail, the reasons (including the material facts and circumstances related to the applicable Allergan intervening event). During such four business day period, Allergan will negotiate and cause its representatives to negotiate with Actavis and its representatives in good faith (to the extent Actavis wishes to negotiate) to enable Actavis to determine whether to propose revisions to the terms of the Merger Agreement such that it would obviate the need for the Allergan board of directors to make a change of recommendation and Allergan will consider in good faith any proposal by Actavis to amend the terms and conditions of the Merger Agreement in a manner that would obviate the need to effect a change of recommendation due to the Allergan intervening event.

Actavis Change of Recommendation

The Actavis board of directors is entitled to withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify its recommendation, in a manner adverse to Allergan, prior to the approval of the Actavis Share Issuance Proposal, if in response to a material Effect relating to Actavis that was not known to or reasonably foreseeable by the Actavis board of directors, or the material consequences of which (based on facts known or reasonably expected to be known to members of the Actavis board of directors as of the date of the Merger Agreement) were not reasonably foreseeable, as of the date of the Merger Agreement and does not relate to any competing acquisition proposal for Actavis (referred to in this joint proxy statement/prospectus as an “Actavis intervening event”) and if the Actavis board of directors has determined in good faith after consultation with its outside legal counsel that the failure to take such action would constitute a breach of the duties of the members of the Actavis board of directors under applicable law.

Prior to making an Actavis change of recommendation, Actavis must provide Allergan with four business days’ prior written notice advising Allergan that it intends to make such a change of recommendation and specifying, in reasonable detail, the reasons (including the material facts and circumstances related to the applicable Actavis intervening event), and during such four business day period, Actavis will negotiate and cause its representatives to negotiate with Allergan and its representatives in good faith (to the extent Allergan wishes to negotiate) to enable Allergan to determine whether to propose revisions to the terms of the Merger Agreement such that it would obviate the need for the Actavis board of directors to make an Actavis change of recommendation and Actavis will consider in good faith any proposal by Allergan to amend the terms and conditions of the Merger Agreement in a manner that would obviate the need to make an Actavis change of recommendation due to the Actavis intervening event.

The Merger Agreement also permits the Actavis board of directors to make any disclosure to its shareholders if the Actavis board of directors has reasonably determined in good faith after consultation with Actavis’ outside legal counsel that the failure to do so would constitute a breach of the duties of the members of the Actavis board of directors under applicable law or that such disclosure is otherwise required under applicable law (but the Actavis board of directors may only make an Actavis change in recommendation as described above).

Obligation to Keep Actavis Informed

Under the terms of the Merger Agreement, Allergan has also agreed that:

•	it will notify Actavis promptly (but in no event later than 24 hours) after receipt of any competing acquisition proposal, any proposals or inquiries that would reasonably be expected to lead to a competing acquisition proposal, or any inquiry or request for nonpublic information relating to Allergan or any of its subsidiaries by any person or entity who has made or would reasonably be expected to make any competing acquisition proposal;

•	such notice will be made orally and confirmed in writing, and will indicate the identity of the person or entity making the competing acquisition proposal, inquiry or request or with whom Allergan is engaging in discussions or negotiations, and the material terms and conditions of any such proposal, offer, competing acquisition proposal or the nature of the information requested pursuant to such inquiry or request;

•

in addition, Allergan will promptly (but in any event within 24 hours) after the receipt thereof, provide to Allergan copies of any written documentation material to understanding a competing acquisition proposal or potential competing acquisition proposal which is received by Allergan from any person or entity (or from any representatives of such person or entity) making such competing acquisition proposal or with whom discussions or negotiations would reasonably be expected to lead to a competing acquisition proposal;

•	it will keep Actavis reasonably informed of the status and material terms and conditions (including any amendments or proposed amendments to such material terms or conditions) of any such competing acquisition proposal or potential competing acquisition proposal and keep Actavis reasonably informed as to the nature of any information requested with respect thereto; and

•	it will promptly (but in any event within 24 hours) provide to Actavis any material nonpublic information concerning Allergan provided to any other person or entity in connection with any competing acquisition proposal that was not previously provided to Actavis.

•	Allergan has agreed that neither it nor any of its affiliates will enter into any agreement with any person or entity which prohibits Allergan from providing any information to Actavis in accordance with, or otherwise complying with, the non-solicitation provision of the Merger Agreement.

Certain Additional Covenants

The Merger Agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, access to information of the other company, public announcements with respect to the transactions, exemptions from takeover laws, obligations of Merger Sub, Rule 16b-3 exemptions, the delisting of Allergan common stock and the listing of Actavis ordinary shares issued in connection with the Merger, the resignation of Allergan directors and certain tax matters.

Conditions to the Completion of the Merger

Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver at the effective time of the Merger of each of the following conditions:

•	Actavis Shareholder Approval. The Actavis Share Issuance Proposal must have been approved by an affirmative vote of the holders of a majority of the votes cast by holders of outstanding Actavis ordinary shares on such a proposal at the Actavis EGM.

•	Allergan Stockholder Approval. The Merger Proposal must have been approved by an affirmative vote of the holders of a majority of the outstanding shares of Allergan common stock entitled to vote thereon at the Allergan special meeting.

•	Registration Statement. The registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part must have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of such registration statement has been issued by the SEC and remain in effect and no proceeding to that effect will have been commenced or threatened unless subsequently withdrawn.

•	No Adverse Laws or Order. The absence of (i) any statute, rule, regulation or other law (other than any antitrust law) enacted or promulgated by any governmental entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger, or (ii) any order or injunction of any governmental entity preventing the consummation of the Merger.

•

Required Antitrust Clearances. All applicable waiting periods (or extensions thereof) relating to the Merger under the HSR Act and the antitrust laws of certain foreign jurisdictions must have expired or been terminated, and all pre-closing approvals or clearances reasonably required thereunder must have been obtained. In addition, no order, judgment or decree is issued by, and no legal proceeding has been threatened in writing by or is pending before, a governmental entity under any antitrust law of the

United States or certain foreign jurisdictions, in each case against Allergan, Actavis, or Merger Sub that is reasonably likely to temporarily or permanently enjoin, restrain or prevent the consummation of the Merger.

•	Listing. The Actavis ordinary shares to be issued in the Merger must have been approved for listing on the NYSE, subject to official notice of issuance.

Under the Merger Agreement, the respective obligations of Actavis and Merger Sub to effect the Merger are also subject to the satisfaction or waiver at the effective time of the Merger of the following additional conditions:

•	Representations and Warranties. (i) The representations and warranties of Allergan regarding the absence of a material adverse effect on Allergan from December 31, 2013 through the date of the Merger Agreement must be true and correct in all respects, (ii) the representations and warranties of Allergan regarding its qualification, organization, subsidiaries, capitalization, absence of encumbrances or preemptive or other outstanding rights on its capital stock, corporate authority, required vote, state takeover statutes and finders and brokers (without giving effect to any qualification as to materiality or material adverse effect contained therein) must be true and correct in all material respects as of the date of the Merger Agreement and as of the date of the completion of the Merger (except that representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date shall be true and correct in all material respects as of such date) and (iii) the other representations and warranties of Allergan must be true and correct as of the date of the Merger Agreement and the date of the closing of the Merger (except that representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date shall be true and correct as of such date), except where any failures to be true and correct (without giving effect to any qualification as to materiality or material adverse effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Allergan; and Actavis must have received a certificate signed on behalf of Allergan by a duly authorized executive officer of Allergan to such effect.

•	Performance of Obligations of Allergan. Allergan must have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the effective time of the Merger; and Actavis must have received a certificate signed on behalf of Allergan by a duly authorized executive officer of Allergan to such effect.

•	No Material Adverse Effect. Since the date of the Merger Agreement, there must not have occurred a material adverse effect (as defined above) with respect to Allergan, which is continuing.

Under the Merger Agreement, the obligation of Allergan to effect the Merger is also subject to the satisfaction or waiver at the Effective Time of the Merger of the following additional conditions:

•

Representations and Warranties. (i) The representations and warranties of Actavis regarding the absence of a material adverse effect on Actavis from December 31, 2013 through the date of the Merger Agreement must be true and correct in all respects, (ii) the representations and warranties of Actavis regarding its qualification, organization, subsidiaries, capitalization, absence of encumbrances or preemptive or other outstanding rights on its capital stock, corporate authority, required vote and finders and brokers (without giving effect to any qualification as to materiality or material adverse effect contained therein) must be true and correct in all material respects as of the date of the Merger Agreement and as of the date of the closing of the Merger (except that representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date shall be true and correct in all material respects as of such date) and (iii) the other representations and warranties of Actavis must be true and correct as of the date of the Merger Agreement and the date of the completion of the Merger (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where any failures to be true and correct (without giving effect to any qualification as to materiality or material adverse effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Actavis; and Allergan must have received a certificate signed on behalf of Actavis by a duly authorized executive officer of Actavis to such effect.

•	Performance of Obligations of Actavis and Merger Sub. Actavis and Merger Sub must have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the effective time of the Merger; and Allergan must have received a certificate signed on behalf of Actavis by a duly authorized executive officer of Actavis to such effect.

•	No Material Adverse Effect. Since the date of the Merger Agreement, there must not have occurred a material adverse effect (as defined above) with respect to Actavis, which is continuing.

Termination of the Merger Agreement; Termination Fees; Expense Reimbursement

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger and the other transactions abandoned as follows:

•	by mutual written consent of Actavis and Allergan;

•	by either Actavis or Allergan, prior to the effective time of the Merger, if there has been a breach by Allergan, on the one hand, or Actavis or Merger Sub, on the other hand, of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach would result in certain of the conditions to the other party’s obligation to consummate the Merger not being satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 calendar days after the receipt of notice thereof by the breaching party from the non-breaching party and (ii) three business days before the Outside Date). However, the Merger Agreement may not be terminated by any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement;

•	by either Actavis or Allergan, if the effective time of the Merger has not occurred by 5:00 p.m. (U.S. Eastern Time), on September 30, 2015, except that if on such date all of the conditions to the consummation of the Merger have been satisfied or waived (other than the conditions regarding required antitrust clearances and those conditions that by their nature can only be satisfied at the closing of the Merger), then the Outside Date will be extended to 5:00 p.m. (U.S. Eastern Time) on the first anniversary of the date of the Merger Agreement. However, this right to terminate the Merger Agreement may not be exercised by a party whose breach of any representation, warranty, covenant or agreement in the Merger Agreement is the cause of, or resulted in the effective time of the Merger not occurring prior to such date;

•	by Actavis, if, at any time prior to receipt of the Allergan stockholders’ approval of the Merger Proposal, the Allergan board of directors makes a change of recommendation. This termination right expires at 5:00 p.m. (U.S. Eastern Time) on the 20th business day following the date on which such change of recommendation occurs;

•	by Allergan, if, at any time prior to receipt of the Actavis shareholders’ approval of the Actavis Share Issuance Proposal, the Actavis board of directors makes a change of recommendation. This termination right expires at 5:00 p.m. (U.S. Eastern Time) on the 20th business day following the date on which such change of recommendation occurs;

•	by either Actavis or Allergan if a governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree, ruling or law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;

•	by either Actavis or Allergan, if the approval of the Merger Proposal has not been obtained at the Allergan special meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

•	by either Actavis or Allergan, if the approval of the Actavis Share Issuance Proposal has not been obtained at the Actavis EGM or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or

•	by Allergan, if, at any time prior to receipt of the Allergan stockholders’ approval of the Merger Proposal, the Allergan board of directors effects an acquisition proposal change of recommendation in order to accept a superior proposal, enters into an acquisition agreement with respect to such superior proposal concurrently with the termination of the Merger Agreement and pays the applicable termination fee (described below) to Actavis.

Termination Fees

Termination Fees Payable by Actavis

The Merger Agreement requires Actavis to pay Allergan a termination fee of $2.1 billion if:

•	(i) Actavis or Allergan terminates the Merger Agreement due to the failure of the Merger to occur by the Outside Date, (ii) (x) all of the conditions to the consummation of the Merger have been satisfied or waived (other than the conditions regarding required antitrust clearances and those conditions that by their nature can only be satisfied at the closing of the Merger) or (y) a governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree, ruling or law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger arising under the HSR Act or antitrust laws of certain required jurisdictions and (iii) Allergan is not otherwise in material breach of the Merger Agreement; or

•	Allergan terminates the Merger Agreement because the Actavis board of directors effects an Actavis change of recommendation prior to receipt of the Actavis shareholders’ approval of the Actavis Share Issuance Proposal.

The Merger Agreement requires Actavis to pay Allergan a termination fee of $1.3 billion if either Actavis or Allergan terminates the Merger Agreement because the Actavis Share Issuance Proposal is not approved by the Actavis shareholders at the Actavis EGM, or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken.

Termination Fees Payable by Allergan

The Merger Agreement requires Allergan to pay Actavis a termination fee of $2.1 billion if:

•	Actavis or Allergan terminates the Merger Agreement (i) due to (x) the failure of the Merger to occur by the Outside Date or (y) the failure to obtain the approval of the Merger Proposal, (ii) an acquisition proposal for Allergan by a third party has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of termination, in the case of a failure of the Merger to occur by the Outside Date, or prior to the date of the Allergan special meeting, in the case of the failure of Allergan to obtain the approval of the Merger Proposal, and (iii)(x) an acquisition proposal is consummated within 12 months of such termination or (y) Allergan enters into a definitive agreement providing for any acquisition proposal within 12 months of such termination and such acquisition proposal is subsequently consummated;

•	Allergan terminates the Merger Agreement and concurrently enters into a superior proposal acquisition agreement; or

•	Actavis terminates the Merger Agreement because the Allergan board of directors effects a change of recommendation prior to the approval of the Merger Proposal.

Expense Reimbursement Payable by Allergan

The Merger Agreement also requires Allergan to pay Actavis the Actavis Expenses (as defined below) not to exceed $680 million if either Actavis or Allergan terminates the Merger Agreement because the Merger Proposal is not approved by the Allergan stockholders at the Allergan special meeting, or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken. The “Actavis Expenses” means all documented fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors, financing sources, investment bankers and other representatives of Actavis or its affiliates) incurred by Actavis or on its behalf in connection with or related to the evaluation, authorization, preparation, negotiation, execution or performance of the Merger Agreement or any other matter related to the transactions contemplated by the Merger Agreement, including the Debt Financing. To the extent Allergan pays Actavis for such expenses and Allergan thereafter becomes obligated to pay a termination fee to Actavis, the amount of Actavis Expenses paid by Allergan will be credited against, and will reduce, the amount of the termination fee payable by Allergan.

Limitation on Remedies

In the event of the termination of the Merger Agreement pursuant to the provisions described under “Termination Rights” above, written notice must be given to the other party or parties specifying the provision pursuant to which such termination is made, and the Merger Agreement will become null and void and there will be no liability on the part of Actavis, Merger Sub or Allergan, except that the confidentiality agreement, the sections of the Merger Agreement relating to the termination thereof and certain sections in Article IX of the Merger Agreement will survive such termination. However, no such termination will relieve any party from liability for a “willful breach” of its representations, warranties, covenants or agreements in the Merger Agreement prior to such termination (which the parties have acknowledged and agreed will not be limited to reimbursement of expenses or out-of-pocket costs, and may, if proven by the relevant party and awarded by court, include the benefit of the bargain lost by (i) Allergan or its stockholders (taking into consideration relevant matters, including the total amount payable to such stockholders under the Merger Agreement and the time value of money), which will be deemed in such event, if proven by Allergan and awarded by the court, to be damages of Allergan, or (ii) Actavis, taking into consideration relevant matters, including the time value of money, as applicable).

Fees and Expenses

Except as otherwise expressly provided in the Merger Agreement, all out-of-pocket expenses (including fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of a party to the Merger Agreement in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring the expense.

Indemnification; Directors’ and Officers’ Insurance

The parties to the Merger Agreement have agreed that, for a period of not less than six years from and after the effective time of the Merger, Actavis will, and will cause the Surviving Corporation to, indemnify and hold harmless (and advance expenses to) all past and present directors and officers of Allergan and its subsidiaries, for acts or omissions occurring at or prior to the completion of the Merger, to the same extent as these individuals had rights to indemnification and advancement of expenses as of the date of the Merger Agreement and to the fullest extent permitted by law.

In addition, for an aggregate period of not less than six years following the effective time of the Merger, Actavis will cause the Surviving Corporation to provide Allergan’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the effective time of the Merger that is no less favorable than Allergan’s existing policy as of the date of the Merger Agreement or, if insurance coverage that is no less favorable is unavailable, the best available coverage, subject to the limitation that the Surviving Corporation will not be required to spend in any one year more than 300% of the last annual premium paid prior to the date of the Merger Agreement or, if less, the cost of a policy providing coverage on the same terms as Allergan’s existing policy as of the date of the Merger Agreement. Instead, Allergan may, at its option prior to the effective time of the Merger, purchase a “tail” prepaid policy, provided that the amount paid for such policy does not exceed 300% of the last annual premium paid prior to the date of the Merger Agreement.

Amendment and Waiver

The parties may amend the Merger Agreement by their written agreement at any time either before or after the approval of the Merger Agreement and the transactions contemplated thereby by the Actavis shareholders and the Allergan stockholders, as applicable. However, after the approval of the Actavis shareholders or the Allergan stockholders, no amendment may be made which requires further approval by such shareholders or stockholders, as applicable, under applicable law unless such further approval is obtained.

Prior to the effective time of the Merger, the parties may, to the extent permitted by applicable laws and under the terms of the Merger Agreement, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties made to Actavis or Allergan, as applicable, contained in the Merger Agreement, and (iii) waive compliance with any of the agreements or conditions for the benefit of any party, as applicable, under the Merger Agreement. Any agreement by a party to such extension or waiver must be in a writing signed by the applicable party. Any delay in exercising any right under the Merger Agreement does not constitute a waiver of such right.

Specific Performance

The parties to the Merger Agreement have agreed that irreparable injury would occur if any provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached. The parties agreed that, prior to the termination of the Merger Agreement pursuant to the provisions described under “—Limitation on Remedies” beginning on page 157 of this joint proxy statement/prospectus, each party is entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of the Merger Agreement by any other party, to a decree or order of specific performance to specifically enforce the terms and provisions of the Merger Agreement and to any further equitable relief. The parties agreed to waive any objections to any of the foregoing remedies (including any objection on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity). In the event Actavis or Allergan seeks any of the foregoing remedies, such party is not required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

In the event of a breach of the Merger Agreement by Actavis or Merger Sub, Allergan’s sole and exclusive remedy will be to seek specific performance or other equitable remedies in accordance with the enforcement and remedies provisions in the Merger Agreement, unless specific performance or such other equitable remedies have been determined by a court of competent jurisdiction to be unavailable or an inappropriate remedy for such breach, in which case Allergan may seek money damages for such breach in accordance with the terms of the Merger Agreement.

CERTAIN TAX CONSEQUENCES OF THE MERGER

U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences of the Merger to U.S. holders and non-U.S. holders (each as defined below) of Allergan common stock and of the ownership and disposition of Actavis ordinary shares received by such holders at the effective time of the Merger. The discussion set forth below with respect to U.S. holders is applicable only to U.S. holders (i) who are residents of the United States for purposes of the current income tax treaty between Ireland and the United States (referred to in this joint proxy statement/prospectus as the “Tax Treaty”), (ii) whose Allergan common stock or Actavis ordinary shares are not, for purposes of the Tax Treaty, attributable to such U.S. holder’s permanent establishment in Ireland and (iii) who otherwise qualify for the full benefits of the Tax Treaty. The discussion is based on and subject to the Code, the Treasury regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion assumes that Allergan stockholders hold their Allergan common stock, and will hold their Actavis ordinary shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular Allergan stockholders in light of their personal circumstances, including any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or to stockholders subject to special treatment under the Code, including:

•	banks, thrifts, mutual funds and other financial institutions;

•	regulated investment companies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	broker-dealers;

•	tax-exempt organizations and pension funds;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•	non-U.S. holders of Actavis ordinary shares who, immediately after the Merger, own, actually or constructively, at least 5% of the Actavis ordinary shares;

•	“passive foreign investment companies” or “controlled foreign corporations”;

•	persons liable for the alternative minimum tax;

•	holders who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes; and

•	holders who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

The discussion does not address any non-income tax considerations or any foreign, state or local tax consequences. For purposes of this discussion, a U.S. holder means a beneficial owner of Allergan common stock, or of Actavis ordinary shares after the Merger, who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, a non-U.S. holder means a beneficial owner of Allergan common stock, or of Actavis ordinary shares after the Merger, that is neither a U.S. holder nor a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

This discussion does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Merger. Each Allergan stockholder should consult with its tax advisor with respect to the particular tax consequences of the Merger to such stockholder.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Allergan common stock or Actavis ordinary shares after the Merger, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the Merger and the ownership and disposition of Actavis ordinary shares.

ALLERGAN STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER AND OF THE OWNERSHIP AND DISPOSITION OF ACTAVIS ORDINARY SHARES AFTER THE MERGER TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, AND OTHER TAX LAWS AND ANY APPLICABLE INFORMATION REPORTING OBLIGATIONS.

U.S. Federal Income Tax Consequences of the Merger

Tax Consequences to Actavis

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes, such as net operating losses, to offset U.S. taxable income resulting from certain transactions. These limitations generally apply if, after the acquisition:

•	at least 60% of the acquiring foreign corporation’s stock (by vote or value) is considered to be held by former stockholders of the acquired U.S. corporation by reason of holding stock of such U.S. corporation; and

•	the “expanded affiliated group,” which includes the acquiring foreign corporation does not have substantial business activities in the country in which the acquiring foreign corporation is created or organized.

If these requirements are met, Section 7874 would generally impose a minimum level of tax on any “inversion gain” of the U.S. corporation and related U.S. persons (within the meaning of Section 7874) after the acquisition. Generally, inversion gain is defined as (i) the income or gain recognized by reason of the transfer of property to a foreign related person during the 10-year period following the Merger, and (ii) any income received or accrued during such period by reason of a license of any property by the U.S. corporation and related U.S. persons to a foreign related person. In general, the effect of this provision is to deny the use of net operating losses, foreign tax credits or other tax attributes to offset the inversion gain.

Although Section 7874 is not expected to apply to the Merger because the former Allergan stockholders are not expected to hold more than 60% of the Actavis ordinary shares (by vote or value) by reason of holding Allergan common stock, Actavis believes that the ability of the Actavis group to utilize certain tax attributes to offset its inversion gain, if any, is already limited as a result of the Warner Chilcott Transaction. In the Warner Chilcott Transaction, the Actavis, Inc. shareholders received more than 60% (but less than 80%) of the vote and value of the Actavis ordinary shares by reason of holding shares in Actavis, Inc., and, based on the limited guidance available, Actavis does not believe that the substantial business activities test was satisfied at the time of the Warner Chilcott Transaction. Accordingly, Actavis believes that this limitation applies to Actavis and its U.S. affiliates following the Warner Chilcott Transaction and, as a result, Actavis currently does not expect that it or its U.S. affiliates (including Allergan and its U.S. affiliates after the Merger) will be able to utilize certain U.S. tax attributes of Allergan and its U.S. affiliates to offset their U.S. taxable income, if any, resulting from certain specified taxable transactions.

Section 7874 also provides that if, following an acquisition of a U.S. corporation by a foreign corporation, at least 80% of the acquiring foreign corporation’s stock (by vote or value) is considered to be held by former stockholders of the U.S. corporation by reason of holding stock of such U.S. corporation and the “expanded affiliated group,” which includes the acquiring foreign corporation does not have substantial business activities in the country in which the acquiring foreign corporation is created or organized, then the foreign corporation would be treated as a U.S. corporation for U.S. federal tax purposes, even though it is a corporation created and organized outside the United States. Although the Allergan stockholders are expected to receive less than 80% (by both vote and value) of the shares in Actavis by reason of their ownership of Allergan common stock, Actavis would nevertheless be treated as a U.S. corporation for U.S. federal tax purposes under Section 7874 following the Merger if the Merger were integrated with the Warner Chilcott Transaction and the Forest Transaction.

For purposes of Section 7874, multiple acquisitions of U.S. corporations by a foreign corporation, if treated as part of a plan or series of related transactions, may be treated as a single acquisition. If multiple acquisitions of U.S. corporations are treated as a single acquisition, all shareholders of the acquired U.S. corporations would be aggregated for purposes of the test set forth above concerning such shareholders holding at least 80% (by either vote or value) of the shares of the foreign acquiring corporation after the acquisitions by reason of holding shares in the acquired U.S. corporations.

Actavis believes that, in the Warner Chilcott Transaction, the Actavis, Inc. shareholders received less than 80% (by both vote and value) of the shares of Actavis and consequently that the test set forth above to treat Actavis as a foreign corporation was satisfied. However, the law and Treasury regulations promulgated under Section 7874 are relatively new and somewhat unclear, and the IRS may not agree that the ownership requirements to treat Actavis as a foreign corporation were met in the Warner Chilcott Transaction. Moreover, even if the ownership requirements were met in the Warner Chilcott Transaction and the Forest Transaction, the IRS may assert that, even though the Merger is a separate transaction from the Warner Chilcott Transaction and the Forest Transaction, the Merger should be integrated with the Warner Chilcott Transaction and the Forest Transaction as a single transaction. In the event the IRS were to prevail with such assertion, Actavis would be treated as a U.S. corporation for U.S. federal tax purposes and significant adverse tax consequences would result for Actavis.

Holders should consult their tax advisors regarding the potential tax consequences to Actavis under Section 7874 as a result of the Merger and their potential impact on an investment in Actavis ordinary shares.

Tax Consequences to U.S. Holders

For U.S. federal income tax purposes, the exchange of Allergan common stock for Actavis ordinary shares and cash in the Merger will be a taxable transaction. A U.S. holder who receives Actavis ordinary shares and cash in the Merger will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the sum of (x) the fair market value of Actavis ordinary shares received by such holder in the Merger, and (y) the amount of cash received by such holder in the Merger, including any cash received in lieu of fractional shares of Actavis ordinary shares, and (ii) the U.S. holder’s tax basis in Allergan common stock surrendered. A U.S. holder’s tax basis will generally equal the price the U.S. holder paid for such Allergan common stock. Such gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period for such Allergan common stock is more than one year at the effective time of the Merger. Long-term capital gains of certain non-corporate U.S. holders (including individuals) may be taxable at preferential rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s aggregate tax basis in its Actavis ordinary shares received in the Merger will equal the fair market value of such stock at the effective time of the Merger, and the holder’s holding period for such stock will begin on the day after the Merger.

For a U.S. holder that acquired different blocks of Allergan common stock at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the Merger. If a U.S. holder has differing bases or holding periods in respect of Allergan common stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to determining the amount of any gain recognized in the Merger. U.S. holders should consult their tax advisors regarding all aspects of the U.S. federal income tax consequences of the Merger.

Information reporting and backup withholding may also apply as described in more detail below. See “—Ownership and Disposition of Actavis Ordinary Shares” and “—Information Reporting and Backup Withholding” beginning on pages 163 and 166, respectively, of this joint proxy statement/prospectus.

Tax Consequences to Non-U.S. Holders

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized in the Merger unless:

•	the recognized gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

Unless an applicable treaty provides otherwise, the recognized gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person (see “—Tax Consequences to U.S. Holders” above). A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Recognized gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S.

source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Information reporting and backup withholding may also apply as described in more detail below. See “—Ownership and Disposition of Actavis Ordinary Shares” and “—Information Reporting and Backup Withholding” beginning on pages 163 and 166, respectively, of this joint proxy statement/prospectus.

Ownership and Disposition of Actavis Ordinary Shares

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of Actavis ordinary shares to Allergan stockholders who receive such Actavis ordinary shares pursuant to the Merger and assumes that Actavis will be treated as a foreign corporation for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

Taxation of Dividends

The gross amount of cash distributions on Actavis ordinary shares (including any withheld Irish taxes) will be taxable as dividends to the extent paid out of Actavis’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld Irish taxes) will be includable in the gross income of a U.S. holder as ordinary income on the day actually or constructively received by such holder. Distributions on Actavis ordinary shares (including any withheld Irish taxes) that are treated as dividends for U.S. federal income tax purposes will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. holders (including individuals), subject to the following discussion of special rules applicable to Passive Foreign Investment Companies (referred to in this joint proxy statement/prospectus as “PFICs”), certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States, which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Tax Treaty meets these requirements. In addition, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Actavis ordinary shares, which are currently listed on the NYSE, are considered readily tradable on an established securities market in the United States. There can be no assurance that the Actavis ordinary shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Actavis’ status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of the dividends is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

Subject to certain conditions and limitations, Irish withholding taxes, if any, on dividends paid on Actavis ordinary shares may be credited against a U.S. holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on Actavis ordinary shares will, subject to the discussion below regarding foreign corporations that are at least 50% owned by U.S. persons, be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. holder:

•	has held Actavis ordinary shares for less than a specified minimum period during which the U.S. holder is not protected from risk of loss; or

•	is obligated to make payments related to the dividends, the U.S. holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Actavis ordinary shares. The rules governing the foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under the holder’s particular circumstances and the requirements for claiming such credit.

To the extent that the amount of any distribution exceeds Actavis’ current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of a U.S. holder’s Actavis ordinary shares, and to the extent the amount of the distribution exceeds the U.S. holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “—Sale, Exchange or Other Taxable Disposition” beginning on page 165 of this joint proxy statement/prospectus.

Distributions of Actavis ordinary shares or rights to subscribe for Actavis ordinary shares that are received as part of a pro rata distribution to all Actavis shareholders generally will not be subject to U.S. federal income tax. Consequently, such distributions generally will not give rise to foreign source income, and U.S. holders will not be able to claim a foreign tax credit for any Irish withholding tax imposed on such distributions, unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources.

It is possible that Actavis is, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by Actavis as U.S. source income. Treatment of the dividends as U.S. source income in whole or in part may limit a U.S. holder’s ability to claim a foreign tax credit for any Irish withholding taxes payable in respect of the dividends. The Code permits a U.S. holder entitled to benefits under the Tax Treaty to elect to treat any dividends from such a corporation as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. holder’s foreign tax credit. U.S. holders should consult their own tax advisors about the desirability of making, and the method of making, such an election.

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by Actavis, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date such U.S. holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

Sale, Exchange or Other Taxable Disposition

For U.S. federal income tax purposes, subject to the following discussion of special rules applicable to PFICs, a U.S. holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an Actavis ordinary share in an amount equal to the difference between the amount realized for the share and such U.S. holder’s tax basis in the share. For U.S. holders of Allergan common stock that received Actavis ordinary shares in the Merger, such holder’s tax basis in the Actavis ordinary shares will be their fair market value at the effective time of the Merger. The gain or loss recognized by a U.S. holder on the sale, exchange or other taxable disposition of Actavis ordinary shares will generally be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) currently are eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if such holder has held the Actavis ordinary shares for more than one year as of the date of the sale, exchange or other taxable disposition. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Actavis ordinary shares will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company Considerations

A PFIC is any foreign corporation if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (b) at least 50% of the average value of its assets produce “passive income” or are held for the production of “passive income.” It is expected that the Actavis ordinary shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. With certain exceptions, the Actavis ordinary shares would be treated as stock in a PFIC if Actavis were a PFIC at any time during a U.S. holder’s holding period in such U.S. holder’s Actavis ordinary shares. There can be no assurance that Actavis will not be treated as a PFIC during a U.S. holder’s holding period. If Actavis were to be treated as a PFIC, then, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Actavis ordinary shares, gain realized on any sale or exchange of the Actavis ordinary shares and certain distributions with respect to Actavis ordinary shares could be subject to additional U.S. federal income taxes, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. In addition, dividends that a U.S. holder receives from Actavis with respect to Actavis ordinary shares would not be eligible for the reduced tax rates applicable to qualified dividend income if Actavis is treated as a PFIC with respect to such U.S. holder either in the taxable year of the distribution or the preceding taxable year, but instead would be subject to regular U.S. federal income tax rates applicable to ordinary income.

Tax Consequences to Non-U.S. Holders

In general, a non-U.S. holder of Actavis ordinary shares will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding” beginning on page 166 of this joint proxy statement/prospectus, U.S. federal withholding tax on any dividends received on Actavis ordinary shares or any gain recognized on a sale or other disposition of Actavis ordinary shares (including any distribution to the extent it exceeds the adjusted tax basis in the non-U.S. holder’s Actavis ordinary shares) unless:

•	the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	in the case of gain only, the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A non-U.S. holder that is a corporation may also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on the repatriation from the United States of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to cash consideration received by U.S. holders of Allergan common stock in the Merger (including cash in lieu of fractional Actavis ordinary shares received by such U.S. holders), dividends received by U.S. holders of Actavis ordinary shares and the proceeds received on the disposition of Actavis ordinary shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to Actavis ordinary shares, subject to certain exceptions (including an exception for Actavis ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Actavis ordinary shares. Such U.S. holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Actavis ordinary shares.

Information returns may be filed with the IRS in connection with, and a non-U.S. holder may be subject to backup withholding on, cash consideration received by the non-U.S. holder in the Merger (including cash received in lieu of fractional Actavis ordinary shares received in the Merger), unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E, or IRS Form W-8ECI, or otherwise establishes an exemption. Dividends paid with respect to Actavis ordinary shares and proceeds from the sale or other disposition of Actavis ordinary shares received in the United States by a non-U.S. holder or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit on a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act (referred to in this joint proxy statement/prospectus as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, Actavis ordinary shares paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury regulations and subsequent guidance, withholding under FATCA may, under certain circumstances, apply to payments of dividends on Actavis ordinary shares made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of Actavis ordinary shares on or after January 1, 2017.

Holders should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Actavis ordinary shares.

Irish Tax Considerations

Scope of Discussion

The following is a summary of the material Irish tax consequences of the Merger to certain beneficial owners of Allergan common stock and the ownership and disposal of Actavis ordinary shares received by such holders upon the consummation of the Merger. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the stockholders or shareholders. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this joint proxy statement/prospectus and correspondence with the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect.

The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and stockholders or shareholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the transactions and of the acquisition, ownership and disposal of Actavis ordinary shares. The summary applies only to stockholders or shareholders who hold their shares of Allergan common stock, and will own Actavis ordinary shares, as capital assets and does not apply to other categories of stockholders or shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and stockholders or shareholders who acquired their shares of Allergan common stock or who have, or who are deemed to have, acquired their Actavis ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland).

Irish Tax on Chargeable Gains

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

Non-Resident Shareholders or Stockholders

Allergan stockholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares of Allergan common stock in connection with a trade carried on by such stockholders through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the cancellation of their shares of Allergan common stock, or on the receipt of Actavis ordinary shares and cash pursuant to the Merger.

Any subsequent disposal of Actavis ordinary shares will not be within the charge to Irish CGT provided the holder of such shares is not resident or ordinarily resident in Ireland for Irish tax purposes and does not hold his or her shares in connection with a trade carried on by such shareholder through an Irish branch or agency.

Irish Resident Shareholders or Stockholders

Allergan stockholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or Allergan stockholders that hold their shares of Allergan common stock in connection with a trade carried on by such persons through an Irish branch or agency, will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish tax on chargeable gains arising on the cancellation of their shares of Allergan common stock pursuant to the Merger.

On the basis that the Merger is treated as a “scheme of reconstruction or amalgamation” for Irish CGT purposes, being a scheme for the amalgamation of any two or more companies, is effected for bona fide commercial reasons and does not form part of any arrangement or scheme of which the main purpose or one of the main purposes is the avoidance of liability to tax, the following treatment should apply: the receipt by such a Allergan stockholder of Actavis ordinary shares and cash (including any cash received in lieu of a fractional Actavis ordinary share) will be treated as a part disposal of his or her shares of Allergan common stock for Irish CGT purposes in respect of the cash consideration received. This may, subject to the availability of any exemptions and reliefs, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT in respect of the cash received. The Actavis ordinary shares received should be treated as the same asset as the cancelled shares of Allergan common stock and as acquired at the same time and for the same consideration as those cancelled shares of Allergan common stock as adjusted for the part of the consideration attributable to the part disposal in respect of the receipt of cash.

A subsequent disposal of Actavis ordinary shares by a shareholder who is resident or ordinarily resident in Ireland for Irish tax purposes or who holds his or her shares in connection with a trade carried on by such person through an Irish branch or agency will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish CGT.

On the basis of the treatment described above on the receipt of Actavis ordinary shares in exchange for shares of Allergan common stock, a former Allergan stockholder’s base cost in the Actavis ordinary shares received for Irish CGT purposes will be the consideration paid by such shareholder for the shares of Allergan common stock when they were first acquired by that shareholder as adjusted, if applicable, for the part of the consideration attributable to the part disposal on the receipt of cash. Consequently, any chargeable gain (or allowable loss) on a subsequent disposal or part disposal of the Actavis ordinary shares should be calculated by reference to this allocated base cost. Specific tax rules apply to the calculation of this allocated base cost.

A shareholder of Actavis who is an individual and who is temporarily not resident in Ireland may, under Irish anti-avoidance legislation, still be liable to Irish tax on any chargeable gain realized upon a subsequent disposal of the Actavis ordinary shares during the period in which such individual is a non-resident.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises it is generally a liability of the transferee.

No stamp duty will be payable on the cancellation of the Allergan common stock or the issue of Actavis ordinary shares pursuant to the Merger.

Irish stamp duty may, depending on the manner in which the ordinary shares in Actavis are held, be payable in respect of transfers of Actavis ordinary shares.

Shares Held Through DTC

A transfer of Actavis ordinary shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty. On the basis that most ordinary shares in Actavis are held through DTC, most transfers of ordinary shares will be exempt from Irish stamp duty.

Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of Actavis ordinary shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty, provided that:

•	there is no change in the ultimate beneficial ownership of such shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a subsequent sale of such shares by a beneficial owner to a third party.

Due to the potential Irish stamp charge on transfers of Actavis ordinary shares held outside of DTC, it is strongly recommended that those Allergan stockholders who do not hold their shares of Allergan common stock through DTC (or through a broker who in turn holds such shares through DTC) should arrange for the transfer of their shares of Allergan common stock into DTC as soon as possible and before the transactions are consummated.

Withholding Tax on Dividends (DWT)

Distributions made by Actavis will, in the absence of one of many exemptions, be subject to DWT currently at a rate of 20%.

For DWT and Irish income tax purposes, a distribution includes any distribution that may be made by Actavis to its shareholders, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption from DWT does not apply in respect of a distribution made to a particular shareholder, Actavis is responsible for withholding DWT prior to making such distribution.

General Exemptions

Irish domestic law provides that a non-Irish resident Actavis shareholder is not subject to DWT on dividends received from Actavis if such shareholder is beneficially entitled to the dividend and is either:

•	a person (not being a company) resident for tax purposes in a Relevant Territory (including the United States) and is neither resident nor ordinarily resident in Ireland (for a list of Relevant Territories for DWT purposes, please see Annex F to this joint proxy statement/prospectus);

•	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•	a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

•	a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange either in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

•	a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance.

and provided, in all cases noted above (but subject to “—Shares Held by U.S. Resident Shareholders” below), Actavis or, in respect of Actavis shares held through DTC, any qualifying intermediary appointed by Actavis, has received from the shareholder, where required, the relevant DWT Forms prior to the payment of the dividend. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the Actavis shareholder where required should furnish the relevant DWT Form to:

•	its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by Actavis) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) if its shares are held through DTC; or

•	Actavis’ transfer agent at least seven business days before the record date for the dividend if its shares are held outside of DTC.

Links to the various DWT Forms are available at:

http://www.revenue.ie/en/tax/dwt/forms/index.html.

The information on such website does not constitute a part of, and is not incorporated by reference into, this joint proxy statement/prospectus.

For non-Irish resident Actavis shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Shares Held by U.S. Resident Shareholders

Dividends paid in respect of Actavis ordinary shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such shares in the records of the broker holding such shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by Actavis). It is strongly recommended that such shareholders, including Allergan stockholders who are U.S. residents and who receive Actavis ordinary shares pursuant to the transactions, ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Actavis).

Dividends paid in respect of Actavis ordinary shares that are held outside of DTC and are owned by a former Allergan stockholder who is a resident of the United States will not be subject to DWT if such shareholder provides a completed IRS Form 6166 or a valid DWT Form to Actavis’ transfer agent to confirm its U.S. residence and claim an exemption. It is strongly recommended that Allergan stockholders who are U.S. residents and who receive Actavis ordinary shares pursuant to the transactions (which are to be held outside of DTC) provide the appropriate completed IRS Form 6166 or DWT Form to Actavis’ transfer agent as soon as possible after receiving their Actavis ordinary shares.

If any shareholder that is resident in the United States receives a dividend from which DWT has been withheld, the shareholder should generally be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners, provided the shareholder is beneficially entitled to the dividend.

Shares Held by Residents of Relevant Territories Other Than the United States

Shareholders who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions” beginning on page 169 of this joint proxy statement/prospectus, including the requirement to furnish valid DWT Forms, in order to receive dividends without suffering DWT. If such shareholders hold their shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Actavis) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If such shareholders hold their shares outside of DTC, they must provide the appropriate DWT Forms to Actavis’ transfer agent at least seven business days before the record date for the dividend. It is strongly recommended that such shareholders including Allergan stockholders who are residents of Relevant Territories other than the United States and who receive Actavis ordinary shares pursuant to the transactions complete the appropriate DWT Forms and provide them to their brokers or Actavis’ transfer agent, as the case may be, as soon as possible after receiving their shares.

If any shareholder who is resident in a Relevant Territory receives a dividend from which DWT has been withheld, the shareholder may be entitled to a refund of DWT from the Irish Revenue Commissioners provided the shareholder is beneficially entitled to the dividend.

Shares Held by Residents of Ireland

Most Irish tax resident or ordinarily resident shareholders (other than Irish resident companies that have completed the appropriate DWT Forms) will be subject to DWT in respect of dividends paid on their Actavis ordinary shares.

Shareholders that are residents of Ireland, but are entitled to receive dividends without DWT, must complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Actavis) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) (in the case of shares held through DTC), or to Actavis’ transfer agent at least seven business days before the record date for the dividend (in the case of shares held outside of DTC).

Shares Held by Other Persons

Actavis shareholders that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any shareholders are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from the Irish Revenue Commissioners.

Dividends paid in respect of Actavis ordinary shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are resident in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Actavis) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If any partner is not a resident of a Relevant Territory, no part of the partnership’s position is entitled to exemption from DWT.

Qualifying Intermediary

Prior to paying any dividend, Actavis will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of shares of Actavis that are held through DTC, which are referred to as the “Deposited Securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after Actavis delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

Actavis will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where Actavis shareholders reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms. Actavis shareholders that are required to file DWT Forms in order to receive dividends free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

Income Tax on Dividends Paid on Actavis Ordinary Shares

Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.

An Actavis shareholder that is not resident or ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on a dividend from Actavis. An exception to this position may apply where such shareholder holds Actavis ordinary shares through a branch or agency in Ireland through which a trade is carried on.

An Actavis shareholder that is not resident or ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or liability to the universal social charge. The DWT deducted by Actavis discharges the liability to income tax and the universal social charge. An exception to this position may apply where the shareholder holds Actavis ordinary shares through a branch or agency in Ireland through which a trade is carried on.

Irish resident or ordinarily resident Actavis shareholders may be subject to Irish tax and (in the case of an individual) the universal social charge on dividends received from Actavis.

Capital Acquisitions Tax (CAT)

CAT comprises principally gift tax and inheritance tax. CAT could apply to a gift or inheritance of Actavis ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Actavis ordinary shares are regarded as property situated in Ireland for Irish CAT purposes, as the share register of Actavis must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is currently levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €225,000 in respect of taxable gifts or inheritances received from their parents. Actavis shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH ALLERGAN STOCKHOLDER AND ACTAVIS SHAREHOLDER SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE TRANSACTION AND OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF ACTAVIS ORDINARY SHARES.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information is presented to illustrate the estimated effects of (i) the pending acquisition of Allergan by Actavis, which was announced on November 17, 2014, (ii) the Forest Transaction, (iii) the acquisition of Aptalis Holdings Inc. (referred to in this joint proxy statement/prospectus as “Aptalis”) by Forest, which closed on January 31, 2014 (referred to in this joint proxy statement/prospectus as the “Aptalis Transaction”), (iv) the Warner Chilcott Transaction and (v) the related financings and assumed financings to fund the acquisitions based on the historical financial position and results of operations of Actavis.

The following unaudited pro forma combined balance sheet as of September 30, 2014 is based upon and derived from the historical unaudited financial information of Actavis and Allergan.

The fiscal years of Actavis, Allergan, and Warner Chilcott plc ended on December 31. The fiscal years of Forest and Aptalis ended on March 31 and September 30, respectively. The following unaudited pro forma combined statement of operations for the 12 months ended December 31, 2013 was prepared based on (i) the historical consolidated statement of operations of Actavis for the 12 months ended December 31, 2013, (ii) the historical consolidated statement of operations of Allergan for the 12 months ended December 31, 2013, (iii) the historical consolidated statement of operations of Forest for the 12 months ended December 31, 2013, which was derived by adding the consolidated statement of operations for the nine months ended December 31, 2013 and subtracting the consolidated statement of operations for the nine months ended December 31, 2012 to and from the consolidated statement of operations for the fiscal year ended March 31, 2013, (iv) the historical consolidated statement of operations of Aptalis for the 12 months ended December 31, 2013, which was derived by adding the consolidated statement of operations for the three months ended December 31, 2013 and subtracting the consolidated statement of operations for the three months ended December 31, 2012 to and from the consolidated statement of operations for the fiscal year ended September 30, 2013, and (v) the historical consolidated statement of operations of Warner Chilcott plc for the nine months ended September 30, 2013. The following unaudited pro forma combined statement of operations for the nine months ended September 30, 2014 was prepared based on (i) the historical consolidated statement of operations of Actavis for the nine months ended September 30, 2014, (ii) the historical consolidated statement of operations of Allergan for the nine months ended September 30, 2014, (iii) the historical consolidated statement of operations of Forest for the six months ended June 30, 2014, which was derived by subtracting the consolidated statement of operations for the nine months ended December 31, 2013 and adding the consolidated statement of operations for the fiscal year ended March 31, 2014 from and to the consolidated statement of operations for the three months ended June 30, 2014, and (iv) the historical consolidated statement of operations of Aptalis for the one month ended January 31, 2014.

The Merger, the Forest Transaction, the Aptalis Transaction and the Warner Chilcott Transaction have been accounted for as business combinations using the acquisition method of accounting under the provisions of Accounting Standards Codification (referred to in this joint proxy statement/prospectus as “ASC”) 805, “Business Combinations,” (referred to in this joint proxy statement/prospectus as “ASC 805”). The unaudited pro forma combined financial information set forth below primarily give effect to the following:

•	Effect of application of the acquisition method of accounting in connection with the acquisitions;

•	Effect of repayment of certain existing debt facilities and new or assumed borrowings under new debt facilities to fund the acquisitions;

•	Effect of issuing new equity to fund the Merger; and

•	Effect of transaction costs in connection with the acquisitions and financings.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions, described in the accompanying notes to the unaudited pro forma combined financial information that Actavis management believes are reasonable under the circumstances. Actual results and valuations may differ materially from the assumptions within the accompanying unaudited pro forma combined financial information. Under ASC 805, assets acquired and liabilities assumed are recorded at fair value. The fair value of identifiable tangible and intangible assets acquired and liabilities assumed from the planned acquisition of Allergan are based on a preliminary estimate of fair value as of September 30, 2014. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. Significant judgment is required in determining the estimated fair values of in-process research and development (referred to in this joint proxy statement/prospectus as “IPR&D”), identifiable intangible assets and certain other assets and liabilities. Such a valuation requires estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete each in-process project, projecting the timing of regulatory approvals, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and current market profit margins. Actavis’ management believes the fair values recognized for the assets to be acquired and the liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available.

The unaudited pro forma combined statements of operations for the fiscal year ended December 31, 2013 and the nine months ended September 30, 2014 assume the transactions were completed on January 1, 2013. The unaudited pro forma combined balance sheet as of September 30, 2014 assumes the transactions occurred on September 30, 2014, except for the acquisitions of Warner Chilcott plc, Forest and Aptalis and their related financings, which are already reflected in Actavis’ historical balance sheet as of September 30, 2014. The unaudited pro forma combined financial information has been prepared by Actavis management in accordance with SEC Regulation S-X Article 11 for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the transactions been completed as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that Actavis will experience after the transactions. In addition, the accompanying unaudited pro forma combined statements of operations do not include any pro forma adjustments to reflect expected cost savings or restructuring actions which may be achievable or the impact of any non-recurring activity and one-time transaction related costs.

Certain financial information of Allergan, Forest, Aptalis and Warner Chilcott plc, as presented in their respective consolidated financial statements, has been reclassified to conform to the historical presentation in Actavis’ consolidated financial statements for purposes of preparation of the unaudited pro forma combined financial information.

This unaudited pro forma combined financial information was derived from and should be read in conjunction with the accompanying notes as well as the historical consolidated financial statements and related notes of Actavis, Allergan, Forest, Aptalis and Warner Chilcott plc that are incorporated by reference into this joint proxy statement/prospectus. For more information regarding such historical consolidated financial statements and related notes, see “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus.

Actavis plc

Unaudited Pro Forma Combined Balance Sheet

As of September 30, 2014

(In millions)	Historical Actavis	Historical Allergan (after conforming reclassifications)	Merger Adjustments	Financing Adjustments	Footnote Reference	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$339.4	$3,910.8	$(38,588.9)	$34,338.7	8h,8l	$—
Marketable securities	1.0	274.6	—	—		275.6
Accounts receivable, net	2,229.3	967.4	—	—		3,196.7
Inventories, net	2,627.3	297.7	977.6	—	8c	3,902.6
Prepaid expenses and other current assets	652.1	367.3	—	—		1,019.4
Current assets held for sale	124.7	—	—	—		124.7
Deferred tax assets	278.5	288.8	—	—		567.3

Total current assets	6,252.3	6,106.6	(37,611.3)	34,338.7		9,086.3

Property, plant and equipment, net	1,704.3	1,005.3	—	—		2,709.6
Investments and other assets	233.3	236.9	(9.1)	848.4	8e,8m	1,309.5
Deferred tax assets	143.5	389.4	—	—		532.9
Product rights and other intangibles	19,957.3	1,826.4	53,213.6	—	8c	74,997.3
Goodwill	25,176.7	2,414.0	21,261.6	—	8d	48,852.3

Total assets	$53,467.4	$11,978.6	$36,854.8	$35,147.0		$137,447.8

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$3,937.5	$1,506.4	$—	$—		$5,443.9
Income taxes payable	11.3	—	—	—		11.3
Current portion of long-term debt and capital leases	443.3	55.8	—	21,438.7	8n	21,937.8
Deferred revenue	35.6	4.8	—	—		40.4
Current liabilities held for sale	—	—	—	—		—
Deferred tax liabilities	53.6	2.8	226.8	—	8g	283.2

Total current liabilities	4,481.3	1,569.8	226.8	21,438.7		27,716.6

Long-term debt and capital leases	15,093.8	2,088.6	7.2	5,431.3	8f,8o	22,620.9
Deferred revenue	41.3	68.5	—	—		109.8
Other long-term liabilities	447.9	749.3	—	—		1,197.2
Other taxes payable	871.7	53.4	—	—		925.1
Deferred tax liabilities	3,386.4	330.0	12,341.8	—	8g	16,058.2

Total liabilities	24,322.4	4,859.6	12,575.8	26,870.0		68,627.8

Commitments and contingencies
Equity:
Common stock	—	3.1	(3.1)	0.3	8i,8p	0.3
Additional paid-in capital	28,826.0	3,249.7	28,205.0	8,276.7	8i,8p	68,557.4
Retained earnings	534.7	5,411.9	(5,476.9)	—	8j	469.7
Accumulated other comprehensive (loss) income	(220.3)	(293.4)	293.4	—	8k	(220.3)
Treasury shares, at cost	—	(1,260.6)	1,260.6	—	8k	0.0

Total stockholders’ equity	29,140.4	7,110.7	24,279.0	8,277.0		68,807.1
Noncontrolling interest	4.6	8.3	—	—		12.9

Total equity	29,145.0	7,119.0	24,279.0	8,277.0		68,820.0

Total liabilities and equity	$53,467.4	$11,978.6	$36,854.8	$35,147.0		$137,447.8

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these pro forma financial statements.

Actavis plc

Unaudited Pro Forma Combined Statement of Operations

For The Year Ended December 31, 2013

(In millions, except for per share data)	Historical Actavis	Historical Warner Chilcott plc (after conforming reclassi- fications)	Warner Chilcott Transaction and Financing Adjust- ments	Footnote Reference	Actavis plc subtotal— After the Warner Chilcott Transaction	Historical Forest (after conforming reclassi- fications)	Historical Aptalis (after conforming reclassi- fications)	Aptalis Transaction and Financing Adjust- ments	Footnote Reference	Forest Subtotal— After the Aptalis Transaction	Forest Transaction Adjust- ments	Forest Financing Adjust- ments	Footnote Reference	Forest subtotal	Actavis Stand- alone Pro Forma Subtotal
Net revenues	$8,677.6	$1,807.0	$(16.4)	9s	$10,468.2	$3,368.5	$705.1	$—		$4,073.6	$(31.0)	$—	9h	$4,042.6	$14,510.8

Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	4,690.7	227.0	(18.3)	9s,9t	4,899.4	642.8	169.2	—		812.0	(31.0)	—	9h	781.0	5,680.4
Research and development	616.9	86.0	0.4	9t	703.3	836.6	76.8	—		913.4	65.8	—	9i	979.2	1,682.5
Selling and marketing	1,020.3	322.0	—		1,342.3	1,151.7	101.7	—		1,253.4	87.2	—	9i	1,340.6	2,682.9
General and administrative	1,027.5	250.0	(63.3)	9t,9u	1,214.2	445.6	93.8	(8.9)	9o	530.5	80.4	—	9j	610.9	1,825.1
Amortization	842.7	329.0	383.6	9v	1,555.3	127.1	74.5	216.7	9p	418.3	1,460.7	—	9k	1,879.0	3,434.3
Goodwill impairment	647.5	—	—		647.5	—	—	—		—	—	—		—	647.5
In-process research and development		—	—		—	—	—	—		—	—	—		—	—
Loss on asset sales, impairments, and contingent consideration adjustment, net	255.2	—	—		255.2	2.1	5.8	—		7.9	—	—		7.9	263.1

Total operating expenses	9,100.8	1,214.0	302.4		10,617.2	3,205.9	521.8	207.8		3,935.5	1,663.1	—		5,598.6	16,215.8

Operating (loss)/income	(423.2)	593.0	(318.8)		(149.0)	162.6	183.3	(207.8)		138.1	(1,694.1)	—		(1,556.0)	(1,705.0)

Non-Operating income (expense):
Interest income	4.8	—	—		4.8	21.0	0.4	—		21.4	—	—		21.4	26.2
Interest expense	(239.8)	(179.0)	100.1	9w	(318.7)	(3.5)	(74.7)	(73.3)	9q	(151.5)	—	(162.2)	9m	(313.7)	(632.4)
Other income (expense), net	19.8	—	—		19.8	2.9	(5.9)	—		(3.0)	—	—		(3.0)	16.8

Total other income (expense), net	(215.2)	(179.0)	100.1		(294.1)	20.4	(80.2)	(73.3)		(133.1)	—	(162.2)		(295.3)	(598.4)

(Loss)/income before income taxes and noncontrolling interest	(638.4)	414.0	(218.7)		(443.1)	183.0	103.1	(281.1)		5.0	(1,694.1)	(162.2)		(1,851.3)	(2,294.4)
Provision / (benefit) for income taxes	112.7	80.0	(43.7)	9x	149.0	26.4	40.0	(67.7)	9r	(1.3)	(213.1)	—	9l,9n	(214.4)	(65.4)

Actavis plc

Unaudited Pro Forma Combined Statement of Operations

For The Year Ended December 31, 2013 (continued)

(In millions, except for per share data)	Historical Actavis	Historical Warner Chilcott plc (after conforming reclassi- fications)	Warner Chilcott Transaction and Financing Adjust- ments	Footnote Reference	Actavis plc subtotal— After the Warner Chilcott Transaction	Historical Forest (after conforming reclassi- fications)	Historical Aptalis (after conforming reclassi- fications)	Aptalis Transaction and Financing Adjust- ments	Footnote Reference	Forest Subtotal— After the Aptalis Transaction	Forest Transaction Adjust- ments	Forest Financing Adjust- ments	Footnote Reference	Forest subtotal	Actavis Stand- alone Pro Forma subtotal
Net (loss)/income	(751.1)	334.0	(175.0)		(592.1)	156.6	63.1	(213.4)		6.3	(1,481.0)	(162.2)		(1,636.9)	(2,229.0)
Loss/(income) attributable to noncontrolling interest	0.7	—	—		0.7	—	—	—		—	—	—		—	0.7

Net (loss)/income attributable to ordinary shareholders	$(750.4)	$334.0	$(175.0)		$(591.4)	$156.6	$63.1	$(213.4)		$6.3	$(1,481.0)	$(162.2)		$(1,636.9)	$(2,228.3)

(Loss) per share attributable to ordinary shareholders:
Basic	$(5.27)

Diluted	$(5.27)

Weighted average shares outstanding:
Basic	142.3

Diluted	142.3

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these pro forma financial statements.

Actavis plc

Unaudited Pro Forma Combined Statement of Operations

For The Year Ended December 31, 2013 (continued)

(In millions, except for per share data)	Actavis stand-alone pro forma subtotal	Historical Allergan (after conforming reclassifications)	Merger Adjustments	Financing Adjustments	Footnote Reference	Pro Forma
Net revenues	$14,510.8	$6,300.4	$(2.2)	$—	9a	$20,809.0

Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	5,680.4	700.8	17.5	—	9a,9b	6,398.7
Research and development	1,682.5	1,045.3	61.1	—	9b	2,788.9
Selling and marketing	2,682.9	1,976.6	117.4	—	9b	4,776.9
General and administrative	1,825.1	634.6	37.7	—	9b	2,497.4
Amortization	3,434.3	116.7	3,999.0	—	9c	7,550.0
Goodwill impairment	647.5	—	—	—		647.5
In-process research and development	—	—	—	—		—
Loss on asset sales, impairments, and contingent consideration adjustment, net	263.1	17.1	—	—		280.2

Total operating expenses	16,215.8	4,491.1	4,232.7	—		24,939.6

Operating (loss)/income	(1,705.0)	1,809.3	(4,234.9)	—		(4,130.6)

Non-Operating income (expense):
Interest income	26.2	6.8	—	—		33.0
Interest expense	(632.4)	(75.0)	(15.9)	(1,050.7)	9e,9f	(1,774.0)
Other income (expense), net	16.8	(10.3)	—	—		6.5

Total other income (expense), net	(598.4)	(78.5)	(15.9)	(1,050.7)		(1,734.5)

(Loss)/income before income taxes and noncontrolling interest	(2,294.4)	1,730.8	(4,250.8)	(1,050.7)		(5,865.1)
Provision / (benefit) for income taxes	(65.4)	458.3	(950.4)	—	9d,9g	(557.5)

Net (loss)/income	(2,229.0)	1,272.5	(3,300.4)	(1,050.7)		(5,307.6)
Loss/(income) attributable to noncontrolling interest	0.7	(3.6)	—	—		(2.9)

Net (loss)/income attributable to ordinary shareholders	$(2,228.3)	$1,268.9	$(3,300.4)	$(1,050.7)		$(5,310.5)

(Loss) per share attributable to ordinary shareholders:
Basic						$(14.16)

Diluted						$(14.16)

Weighted average shares outstanding:
Basic						375.1

Diluted						375.1

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these pro forma financial statements.

Actavis plc

Unaudited Pro Forma Combined Statement of Operations

For The Nine Months Ended September 30, 2014

(In millions, except for per share data)	Actavis plc	Historical Forest (after conforming reclassifications)	Historical Aptalis (after conforming reclassifications)	Aptalis Transaction and Financing Adjustments	Footnote Reference	Forest Subtotal— After the Aptalis Transaction	Forest Transaction Adjustments	Forest Financing Adjustments	Footnote Reference	Forest Subtotal	Actavis stand- alone pro forma Subtotal
Net revenues	$9,005.4	$2,258.9	$65.6	$—		$2,324.5	$(16.7)	$—	9h	$2,307.8	$11,313.2

Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	4,472.5	543.2	19.5	—		562.7	(16.7)	—	9h	546.0	5,018.5
Research and development	721.3	360.2	12.9	—		373.1	7.5	—	9i	380.6	1,101.9
Selling and marketing	1,281.8	699.9	9.6	—		709.5	10.0	—	9i	719.5	2,001.3
General and administrative	1,113.2	434.4	68.8	38.7	9o	541.9	(21.9)	—	9j	520.0	1,633.2
Amortization	1,720.7	81.8	5.3	19.0	9p	106.1	817.5	—	9k	923.6	2,644.3
Goodwill impairment	—	—	—	—		—	—	—		—	—
In-process research and development impairments	321.3	—	—	—		—	—	—		—	321.3
Asset sales, impairments, and contingent consideration adjustment, net	12.7	—	0.2	—		0.2	—	—		0.2	12.9

Total operating expenses	9,643.5	2,119.5	116.3	57.7		2,293.5	796.4	—		3,089.9	12,733.4

Operating (loss) / income	(638.1)	139.4	(50.7)	(57.7)		31.0	(813.1)	—		(782.1)	(1,420.2)

Non-Operating income (expense):
Interest income	3.8	13.8	—	—		13.8	—	—		13.8	17.6
Interest expense	(284.0)	(87.1)	(60.6)	53.5	9q	(94.2)	—	(81.2)	9m	(175.4)	(459.4)
Other income (expense), net	1.1	4.3	—	—		4.3	—	—		4.3	5.4

Total other income (expense), net	(279.1)	(69.0)	(60.6)	53.5		(76.1)	—	(81.2)		(157.3)	(436.4)

(Loss) / income before income taxes and noncontrolling interest	(917.2)	70.4	(111.3)	(4.2)		(45.1)	(813.1)	(81.2)		(939.4)	(1,856.6)
Provision / (benefit) for income taxes	(19.9)	(74.7)	16.0	(1.0)	9r	(59.7)	(73.8)	—	9l,9n	(133.5)	(153.4)

Net (loss) / income	(897.3)	145.1	(127.3)	(3.2)		14.6	(739.3)	(81.2)		(805.9)	(1,703.2)
(Income) attributable to noncontrolling interest	(0.3)	—	—	—		—	—	—		—	(0.3)

Net (loss) / income attributable to ordinary shareholders	(897.6)	145.1	(127.3)	(3.2)		$14.6	$(739.3)	$(81.2)		$(805.9)	$(1,703.5)

(Loss) per share attributable to ordinary shareholders (9):
Basic	$(4.39)

Diluted	$(4.39)

Weighted average shares outstanding:
Basic	204.4

Diluted	204.4

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these pro forma financial statements.

Actavis plc

Unaudited Pro Forma Combined Statement of Operations

For The Nine Months Ended September 30, 2014 (continued)

(In millions, except for per share data)	Actavis Stand-Alone Pro Forma Subtotal	Historical Allergan (after conforming reclassifications)	Merger Adjustments	Financing Adjustments	Footnote Reference	Pro Forma
Net revenues	$11,313.2	$5,327.4	$(9.8)	$—	9a	$16,630.8

Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	5,018.5	569.5	(1.4)	—	9a,9b	5,586.6
Research and development	1,101.9	984.5	42.2	—	9b	2,128.6
Selling and marketing	2,001.3	1,653.6	78.5	—	9b	3,733.4
General and administrative	1,633.2	643.7	25.2	—	9b	2,302.1
Amortization	2,644.3	84.8	3,131.5	—	9c	5,860.6
Goodwill impairment	—	—	—	—		—
In-process research and development impairments	321.3	—	—	—		321.3
Asset sales, impairments, and contingent consideration adjustment, net	12.9	8.7	—	—		21.6

Total operating expenses	12,733.4	3,944.8	3,276.0	—		19,954.2

Operating (loss) / income	(1,420.2)	1,382.6	(3,285.8)	—		(3,323.4)

Non-Operating income (expense):
Interest income	17.6	6.2	—	—		23.8
Interest expense	(459.4)	(53.8)	(12.5)	(787.1)	9e,9f	(1,312.8)
Other income (expense), net	5.4	20.4	—	—		25.8

Total other income (expense), net	(436.4)	(27.2)	(12.5)	(787.1)		(1,263.2)

(Loss) / income before income taxes and noncontrolling interest	(1,856.6)	1,355.4	(3,298.3)	(787.1)		(4,586.6)
Provision / (benefit) for income taxes	(153.4)	365.4	(731.0)	—	9d,9g	(519.0)

Net (loss) / income	(1,703.2)	990.0	(2,567.3)	(787.1)		(4,067.6)
(Income) attributable to noncontrolling interest	(0.3)	(2.7)	—	—		(3.0)

Net (loss) / income attributable to ordinary shareholders	$(1,703.5)	$987.3	$(2,567.3)	$(787.1)		$(4,070.6)

(Loss) per share attributable to ordinary shareholders (9):
Basic						$(10.00)

Diluted						$(10.00)

Weighted average shares outstanding:
Basic						406.9

Diluted						406.9

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these pro forma financial statements.

1. Description of Transactions

The Merger: On November 16, 2014, Actavis entered into the Merger Agreement with Merger Sub and Allergan. At the effective time of the Merger, each share of Allergan’s common stock issued and outstanding immediately prior to the Merger (other than excluded shares and dissenting shares) will be converted into the right to receive (i) $129.22 in cash, without interest, and (ii) 0.3683 of an ordinary share of Actavis.

Actavis plans to pay the aggregate Cash Consideration Portion from cash on hand of Actavis and Allergan and with the anticipated proceeds of the Debt Financing, which consists of: (i) up to $5.5 billion under the Term Facilities, (ii) up to $22.0 billion in aggregate principal amount of the Notes, (iii) under certain circumstances, up to $4.698 billion in loans under the Cash Bridge Facility and (iv) if and to the extent the Notes or the Equity Securities are not issued and sold, up to $30.9 billion in loans under the Bridge Facility.

On December 17, 2014, Actavis entered into the Bridge Credit Agreement with respect to the Bridge Facility and the Term Loan Credit Agreement with respect to the Term Facilities. On November 16, 2014, Actavis obtained the Commitment Letter from the Commitment Parties pursuant to which the Commitment Parties agreed to provide, subject to certain conditions, the entire principal amount of the Cash Bridge Facility and commitments for certain other portions of the Debt Financing that have been replaced by the Bridge Credit Agreement and the Term Loan Credit Agreement. The commitments under the Commitment Letter with respect to the Cash Bridge Facility remain outstanding.

For the purposes of the unaudited pro forma combined financial information, Actavis has assumed a draw down on the Bridge Facility of $21.4 billion.

Forest Transaction: On July 1, 2014, Actavis acquired Forest for $30.9 billion including outstanding indebtedness assumed of $3.3 billion, equity consideration of $20.6 billion, which included the assumption of outstanding Forest equity awards, and cash consideration of $7.1 billion. Under the terms of the Forest Transaction, Forest stockholders and holders of Forest equity awards received 89.8 million of Actavis’ ordinary shares, 6.1 million of Actavis’ non-qualified stock options and 1.1 million of Actavis’ share units. Included in the consideration is the portion of outstanding equity awards deemed to have been earned as of July 1, 2014 of $568.1 million (amount deemed not to have been earned as of July 1, 2014 was $570.4 million).

Actavis’ historical consolidated statement of operations for the nine months ended September 30, 2014 includes results of operations of Forest since July 1, 2014.

Aptalis Transaction: On January 31, 2014, Forest acquired Aptalis in a series of merger transactions for an aggregate purchase price equal to the total enterprise value, plus the aggregate exercise price applicable to Aptalis’ outstanding options and other equity awards, plus the amount of closing date cash, minus Aptalis’ existing indebtedness, minus certain selling stockholders’ expenses.

Warner Chilcott Transaction: On October 1, 2013, Actavis acquired Warner Chilcott plc pursuant to a scheme of arrangement where each Warner Chilcott ordinary share was converted into 0.160 of an Actavis ordinary share, or $5,833.9 million in equity consideration. Actavis’ historical consolidated statement of operations for the year ended December 31, 2013 includes results of operations of Warner Chilcott plc since October 1, 2013.

2. Basis of Presentation

The historical consolidated financial information of Actavis has been adjusted in the accompanying unaudited pro forma combined financial information to give effect to pro forma events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined statements of operations, are expected to have a continuing impact on the results of operations.

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date.

The acquisition method of accounting uses the fair value concepts defined in ASC 820, “Fair Value Measurement,” (referred to in this joint proxy statement/prospectus as “ASC 820”) as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

3. Accounting Policies

Following the Merger, Actavis will conduct a review of accounting policies of Allergan in an effort to determine if differences in accounting policies require restatement or reclassification of results of operations or reclassification of assets or liabilities to conform to Actavis’ accounting policies and classifications. As a result of that review, Actavis may identify differences among the accounting policies of Actavis and Allergan that, when conformed, could have a material impact on this unaudited pro forma combined financial information. During the preparation of this unaudited pro forma combined financial information, Actavis was not aware of any material differences between accounting policies of Actavis and Allergan, except for certain reclassifications necessary to conform to Actavis’ financial presentation, and accordingly, this unaudited pro forma combined financial information does not assume any material differences in accounting policies among Actavis and Allergan.

4. Historical Allergan

Financial information of Allergan in the “Historical Allergan” column in the unaudited pro forma combined balance sheet represents the historical consolidated balance sheet of Allergan as of September 30, 2014. Financial information presented in the “Historical Allergan” column in the unaudited pro forma combined statement of operations represents the historical consolidated statement of operations of Allergan for the 12 months ended December 31, 2013 and the nine months ended September 30, 2014. Such financial information has been reclassified or classified to conform to the historical presentation in Actavis’ consolidated financial statements as set forth below (in millions). Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of Allergan.

Reclassification and classification of the unaudited combined pro forma balance sheet as of September 30, 2014

	Before Reclassification		Reclassification		After Reclassification
Marketable securities	$274.6	(i)	—		$274.6
Prepaid expenses and other current assets	653.3		(286.0	)(ii)	367.3
Deferred tax assets—short term	—		288.8	(ii,iii)	288.8
Deferred tax assets—long-term	59.4		330.0	(iii)	389.4
Accounts payable and accrued expenses	1,511.2	(v)	(4.8	)(iv)	1,506.4
Deferred revenue	—		4.8	(iv)	4.8
Deferred tax liabilities—short-term	—		2.8	(iii)	2.8
Deferred tax liabilities—long-term	—		330.0	(iii)	330.0
Deferred revenue	—		68.5	(vii)	68.5
Other taxes payable	—		53.4	(vi)	53.4
Other long-term liabilities	871.2		(121.9	)(vi,vii)	749.3

(i)	Includes “Short-term investments” consisting of commercial paper and foreign time deposits with original maturities over 92 days.
(ii)	Represents the reclassification of “Short-term deferred tax assets” from the “Prepaid expenses and other current assets” line item in the table set forth above.

(iii)	Represent the gross-up and reversal of short-term and long-term deferred tax netting.
(iv)	Represents the reclassification of “deferred revenue” from “Other accrued expenses.”
(v)	Includes “Accounts payable” of $283.2 million, “Accrued compensation” of $267.9 million and “Other accrued expenses” of $960.1 million.
(vi)	Represents the reclassification of “Other liabilities payable.”
(vii)	Represents the reclassification of “Long-term deferred revenue.”

Reclassifications and classification in the unaudited pro forma combined statement of operations for the year ended December 31, 2013

	Before Reclassification		Reclassification		After Reclassification
Net revenue	$6,300.4	(i)	—		$6,300.4
Cost of sales	795.8		$(95.0	)(vii)	700.8
Selling and marketing	—		1,976.6	(v,vii)	1,976.6
General and administrative	2,519.4	(ii)	(1,884.8	)(iv-vi)	634.6
Research and development	1,042.3		3.0	(vi)	1,045.3
Asset sales, impairments, contingent consideration adjustments, net	16.9	(iii)	0.2	(iv,viii)	17.1

(i)	Includes “Total revenue” of $6,300.4 million.
(ii)	Includes “Selling, general and administrative” of $2,519.4 million.
(iii)	Includes “Impairment of intangible assets and related costs” of $11.4 million and “Restructuring charges” of $5.5 million.
(iv)	Represents the reclassification of “Selling, general and administrative” of $5.7 million related to the loss on disposals of fixed assets.
(v)	Represents the reclassification of “Selling, general and administrative” of $1,881.6 million relating to selling and marketing activities.
(vi)	Represents allocation of restructuring charges, of which $2.5 million to general and administrative and $3.0 million to research and development.
(vii)	Represents the reclassification of “Cost of sales” of $95.0 million related to product distribution to customers for select fees treated by Actavis as selling expenses.
(viii)	Represents the reclassification of “Impairment of intangible assets and related costs” of $11.4 million related to intangible asset impairments.

Reclassifications and classifications in the unaudited pro forma combined statement of operations for the nine months ended September 30, 2014

	Before Reclassification		Reclassification		After Reclassification
Net revenue	$5,327.4	(i)	—		$5,327.4
Cost of sales	633.3		$(63.8	)(vi,vii)	569.5
Selling and marketing	—		1,653.6	(iv-vi)	1,653.6
General and administrative	2,092.2	(ii)	(1,448.5	)(iv-vi)	643.7
Research and development	926.2		58.3	(vi)	984.5
Asset sales, impairments, contingent consideration adjustments, net	208.3	(iii)	(199.6	)(iv,vi)	8.7

(i)	Includes “Total revenue” of $5,327.4 million.
(ii)	Includes “Selling, general and administrative” of $2,092.2 million.
(iii)	Includes “Restructuring charges” of $208.3 million.
(iv)	Represents the reclassification of “Selling, general and administrative” of $8.7 million related to the loss on disposals of fixed assets.

(v)	Represents the reclassification of “Selling, general and administrative” of $1,500.7 million relating to selling and marketing activities.
(vi)	Represents the allocation of restructuring charges of $208.3 million, “Cost of sales” of $12.5 million, “Selling and marketing” of $76.6 million, “General and administrative” of $60.9 million and “Research and development” of $58.3 million.
(vii)	Represents the reclassification of “Cost of sales” of $76.3 million related to product distribution to customers for select fees treated by Actavis as selling expenses.

5. Historical Forest

Financial information of Forest presented in the “Historical Forest” column in the unaudited pro forma combined statement of operations of Forest for the year ended December 31, 2013 was derived by adding the consolidated statement of operations for the nine months ended December 31, 2013 and subtracting the consolidated statement of operations for the nine months ended December 31, 2012 to and from the consolidated statement of operations for the fiscal year ended March 31, 2013 as follows (in millions):

	(A) Year Ended March 31, 2013	(B) Nine Months Ended December 31, 2013	(C) Nine Months Ended December 31, 2012	(D)=(A)+(B)- (C) Twelve Months Ended December 31, 2013
Total revenue	$3,094.0	$2,554.7	$2,280.2	$3,368.5
Cost of goods sold	649.1	511.4	471.3	689.2

Gross profit	2,444.9	2,043.3	1,808.9	2,679.3

Operating expenses
Selling, general and administrative	1,558.3	1,307.4	1,185.6	1,680.1
Research and development	963.6	596.3	723.3	836.6

Total operating expenses	2,521.9	1,903.7	1,908.9	2,516.7

Operating (loss) income	(77.0)	139.6	(100.0)	162.6
Interest and other income (expense), net	32.1	12.6	24.3	20.4

Income (loss) before income taxes	(44.9)	152.2	(75.7)	183.0
Income tax (benefit) expense	(12.8)	41.0	1.8	26.4

Net (loss) income	$(32.1)	$111.2	$(77.5)	$156.6

Financial information presented in the “Historical Forest” column in the unaudited pro forma combined statement of operations for the nine months ended September 30, 2014, is for the six months Forest was as a stand-alone entity and was derived by subtracting the consolidated statement of operations for the nine months ended December 31, 2013 and adding the consolidated statement of operations for the fiscal year ended March 31, 2014 from and to the consolidated statement of operations for the three months ended June 30, 2014 as follows (in millions):

	(E) Year Ended March 31, 2014	(F) Nine Months Ended December 31, 2013	(G) Three months ended June 30, 2014	(H)=(E)+(F)- (G) Six months ended June 30, 2014
Total revenue	$3,646.9	$2,554.7	$1,166.7	$2,258.9
Cost of goods sold	760.6	511.4	319.1	568.3

Gross profit	2,886.3	2,043.3	847.6	1,690.6

Operating expenses
Selling, general and administrative	1,986.2	1,307.4	512.2	1,191.0
Research and development	788.3	596.3	168.2	360.2

Total operating expenses	2,774.5	1,903.7	680.4	1,551.2

Operating income	111.8	139.6	167.2	139.4
Interest and other income (expense), net	(30.2)	12.6	(26.2)	(69.0)

Income before income taxes	81.6	152.2	141.0	70.4
Income tax (benefit) expense	(83.7)	41.0	50.0	(74.7)

Net income	$165.3	$111.2	$91.0	$145.1

Financial information of Forest subsequent to July 1, 2014 is included in the results of Actavis plc.

Financial information presented in the “Historical Forest” column in the unaudited pro forma statement of operations for the year ended December 31, 2013 and statement of operations for the nine months ended September 30, 2014, of which six months represents the Forest results, has been reclassified or classified to conform to the historical presentation in Actavis’ consolidated financial statements as set forth below (in millions). Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of Forest.

Reclassifications and classifications in the unaudited pro forma combined statement of operations for the year ended December 31, 2013

	Before Reclassification		Reclassification	After Reclassification
Net revenue	$3,368.5	(i)	$—	$3,368.5
Cost of sales	689.2	(ii)	(46.4)	642.8
Selling and marketing	1,680.1	(iii)	(528.4)	1,151.7
General and administrative	—		445.6	445.6
Amortization	—		127.1	127.1
Loss on asset sales, impairments and contingent consideration adjustment, net	—		2.1	2.1
Interest income	20.4	(iv)	0.6	21.0
Interest expense	—		(3.5)	(3.5)
Other income (expense), net	—		2.9	2.9

(i)	Includes “Total revenue” of $3,368.5 million.
(ii)	Includes “Amortization” of $46.4 million.

(iii)	Includes “General and administrative expense” of $445.6 million, “Amortization” of $80.7 million and “Loss on asset sale” of $2.1 million.
(iv)	Includes “Interest and other income (expense), net” of $20.4 million.

Reclassifications and classifications in the unaudited pro forma combined statement of operations for the nine months ended September 30, 2014

	Before Reclassification		Reclassification	After Reclassification
Net revenues	$2,258.9	(i)	$—	$2,258.9
Cost of sales	568.3	(ii)	(25.1)	543.2
Selling and marketing	1,191.0	(iii)	(491.1)	699.9
General and administrative	—		434.4	434.4
Amortization	—		81.8	81.8
Loss on asset sales, impairments and contingent consideration adjustment, net	—		—	—
Interest income	(69.0	)(iv)	82.8	13.8
Interest expense	—		(87.1)	(87.1)
Other income (expense), net	—		4.3	4.3

(i)	Includes “Total revenue” of $2,258.9 million.
(ii)	Includes “Amortization” of $25.1 million.
(iii)	Includes “General and administrative expense” of $434.4 million and “Amortization” of $56.7 million.
(iv)	Includes “Interest and other income (expense), net” of $(69.0) million.

6. Historical Aptalis

Financial information of Aptalis presented in the “Historical Aptalis” column in the unaudited pro forma combined statement of operations of Aptalis for the year ended December 31, 2013 was derived by adding the statement of operations for the three months ended December 31, 2013 and subtracting the statement of operations for the three months ended December 31, 2012 to and from the statement of operations for the fiscal year ended September 30, 2013 as follows (in millions):

	(A) Year Ended September 30, 2013	(B) Three Months Ended December 31, 2013	(C) Three Months Ended December 31, 2012	(D)=(A)+(B)- (C) Twelve Months Ended December 31, 2013
Total revenue	$687.9	$191.5	$174.3	$705.1
Cost of goods sold	146.6	39.9	32.3	154.2
Selling and administrative expenses	172.5	56.6	42.7	186.4
Management fees	7.0	1.9	1.7	7.2
Research and development expenses	65.5	28.8	17.5	76.8
Depreciation and amortization	94.8	20.0	25.3	89.5
Fair value adjustments to intangible assets and contingent consideration	10.0	0.7	2.9	7.8
Gain on disposal of product line	(1.0)	(2.0)	(1.0)	(2.0)
Transaction, restructuring and integration costs	2.4	0.1	0.6	1.9

Total operating expenses	497.8	146.0	122.0	521.8

Operating income	190.1	45.5	52.3	183.3
Financial expenses	68.8	23.8	17.9	74.7
Loss on extinguishment of debt	—	5.3	—	5.3
Interest and other income	(0.4)	(0.1)	(0.1)	(0.4)
Loss (gain) on foreign currencies	0.1	0.1	(0.4)	0.6
Total other expenses	68.5	29.1	17.4	80.2

Income before income taxes	121.6	16.4	34.9	103.1
Income tax expense	34.7	13.5	8.2	40.0

Net income	$86.9	$2.9	$26.7	$63.1

Financial information presented in the “Historical Aptalis” column in the unaudited pro forma combined statement of operations for the nine months ended September 30, 2014 comprises Aptalis activities for the one month ended January 30, 2014 prior to the close of the Aptalis Transaction.

Financial information presented in the “Historical Aptalis” column in the unaudited pro forma combined statement of operations for the 12 months ended December 31, 2013 has been reclassified to conform to the historical presentation in Actavis’ consolidated financial statements as set forth below (in millions). Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of Aptalis.

Reclassifications and classifications in the unaudited pro forma combined statement of operations for the twelve months ended December 31, 2013

	Before Reclassification		Reclassification		After Reclassification
Net revenues	$705.1	(i)	$—		$705.1
Cost of sales	154.2		15.0	(viii)	169.2
Selling and marketing	195.5	(ii)	(93.8	)(ix)	101.7
General and administrative	—		93.8	(ix)	93.8
Amortization	89.5	(iii)	(15.0	)(viii)	74.5
Loss on asset sales, impairments and contingent consideration adjustment, net	5.8	(iv)	—		5.8
Interest income	0.4	(v)	—		0.4
Interest expense	(74.7	)(vi)	—		(74.7)
Other income (expenses), net	(5.9	)(vii)	—		(5.9)

(i)	Includes “Total revenue” of $705.1 million.
(ii)	Represents “Selling and administrative expenses” of $186.4 million, “Management fees” of $7.2 million and “Transaction, restructuring and integration costs” of $1.9 million.
(iii)	Represents “Depreciation and Amortization” of $89.5 million.
(iv)	Includes “Fair value adjustments to intangible assets and contingent consideration” of $7.8 million and “Gain on disposal of product line” of $(2.0) million.
(v)	Represents “Interest and other income” of $0.4 million.
(vi)	Represents “Financial expenses” of $74.7 million.
(vii)	Includes “Loss on extinguishment of debt” of $5.3 million and “Loss on foreign currencies” of $0.6 million.
(viii)	Represents reclassification of “Depreciation expense” of $15.0 million.
(ix)	Represents reclassification of $93.8 million from the ‘Selling and marketing’ line item to the ‘General and administrative’ line item in the table set forth above.

7. Historical Warner Chilcott plc

Financial information presented in the “Historical Warner Chilcott plc” column in the unaudited pro forma combined statement of operations of Warner Chilcott plc represents historical consolidated statement of operations of Warner Chilcott plc for the nine months ended September 30, 2013. Results of operations of Warner Chilcott plc after October 1, 2013 (i.e., date of acquisition) are included in “Historical Actavis plc” column.

Financial information presented in the “Historical Warner Chilcott plc” column in the unaudited pro forma combined statement of operations has been reclassified to conform to the historical presentation in Actavis’ consolidated financial statements as set forth below (in millions). Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of Warner Chilcott plc.

	Before Reclassification		Reclassification		After Reclassification
Selling and marketing	$572.0	(i)	$(250.0	)(ii)	$322.0
General and administrative	—		250.0	(ii)	250.0

(i)	Includes $575.0 million of “Selling, general and administrative” and $(3.0) million of “Restructuring (income)/costs.”
(ii)	Represents reclassification of $250.0 million from the ‘Selling and marketing’ line item to the ‘General and administrative’ line item in the table set forth above.

8. Unaudited Pro Forma Combined Balance Sheet Adjustments

Adjustments included in the “Merger Adjustments” column in the accompanying unaudited pro forma combined balance sheet at September 30, 2014 are as follows (in millions):

	Note	Amount
Purchase consideration
Preliminary estimate of fair value of Actavis ordinary shares issued	8a	$29,104.5
Preliminary estimate of fair value of Actavis equity awards issued	8a	2,350.2
Cash consideration	8b	38,412.1

Fair value of total consideration transferred		$69,866.8

Historical book value of net assets acquired
Book value of Allergan’s historical net assets as of September 30, 2014		$7,110.7
Less Allergan’s M&A costs expected to incur	8h	(111.8)

Net assets to be acquired		$6,998.9

Adjustments to reflect preliminary fair value of assets acquired and liabilities assumed
Inventories, net	8c	$977.6
Product rights and other intangibles, net	8c	53,213.6
Goodwill	8d	21,261.6
Investments and Other Assets	8e	(9.1)
Long-term debt.	8f	(7.2)
Deferred tax liabilities—current	8g	(226.8)
Deferred tax liabilities—non-current	8g	(12,341.8)

Total		$62,867.9

a.	“Preliminary estimate of fair value of ordinary shares issued” was estimated based on approximately 297.3 million shares of Allergan’s common stock outstanding as of September 30, 2014, after factoring in outstanding but unvested equity awards, multiplied by the exchange ratio of 0.3683 and the closing price of Actavis ordinary shares on December 3, 2014 of $265.84. Actavis compared the closing price of Actavis ordinary shares as of January 14, 2015 of $266.42, to the December 3, 2014 closing price and the impact such change in the share price would have on the unaudited pro forma combined financial information included in this joint proxy statement/prospectus, noting no material differences.

An increase or decrease in the December 3, 2014 closing price of Actavis ordinary shares of $2.50 would have the following impacts on the unaudited pro forma combined financial information included in this joint proxy statement/prospectus (in millions):

	As of September 30, 2014
	Increase by $2.50	Decrease by $2.50
Goodwill	$303.9	$(303.9)
Total Equity	303.4	(303.4)

	Nine Months Ended September 30, 2014
	Increase by $2.50	Decrease by $2.50
Total operating expenses	$3.7	$(3.6)
(Loss) / income before income taxes and noncontrolling interest	(3.7)	3.6
Provision / (benefit) for income taxes	(0.9)	0.8
Net (loss) / income	(2.8)	2.8

	Year Ended December 31, 2013
	Increase by $2.50	Decrease by $2.50
Total operating expenses	$4.9	$(4.8)
(Loss) / income before income taxes and noncontrolling interest	(4.9)	4.8
Provision / (benefit) for income taxes	(1.1)	1.1
Net (loss) / income	(3.8)	3.7

All equity awards of Allergan were replaced with equity awards of Actavis with similar terms, except for restricted stock units with performance conditions. “Preliminary estimate of fair value of equity awards” issued represents the estimated aggregate fair value of Actavis’ replacement awards attributable to the service periods prior to the Merger, which is considered as part of purchase consideration, and was calculated based on Allergan’s equity awards outstanding (including restricted stock) as of September 30, 2014, multiplied by the assumed exchange ratio of 0.85 and estimated fair value of equity awards.

The fair values of Actavis’ ordinary shares and equity awards were estimated based on Actavis’ closing share price on December 3, 2014 of $265.84 per share. A 28% increase in the price of Actavis ordinary shares would increase the aggregate Merger Consideration by $9,038.8 million, and a 28% decrease in the price of Actavis’ ordinary shares would decrease the aggregate Merger Consideration by $9,022.8 million, both with a corresponding change to Actavis’ assets. The market price of Actavis ordinary shares which Allergan stockholders will receive in the Merger as a portion of the Merger Consideration will continue to fluctuate from the date of this joint proxy statement/prospectus through the effective time of the Merger and the final valuation could differ significantly from the current estimates.

b.	“Cash consideration” was estimated based on approximately 297.3 million shares of Allergan’s common stock outstanding as of September 30, 2014, multiplied by the $129.22 cash consideration per share.

c.	Represents the estimated fair value adjustment to step-up Allergan’s inventory and identifiable intangible assets by $977.6 million and $53,213.6 million, to their preliminary fair values of $1,275.3 million and $55,040.0 million, respectively, which, when added to Actavis’ historical inventory and identifiable intangible assets of $2,627.3 million and $19,957.3 million, respectively, total $3,902.6 million and $74,997.3 million, respectively.

The estimated step-up in inventory will increase cost of sales as the acquired inventory is sold within the first year after the acquisition. As there is no continuing impact, the effect on cost of sales from the inventory step-up is not included in the unaudited pro forma combined statement of operations.

Identified intangible assets of $55,040.0 million primarily consist of (i) CMP of $45,190.0 million (weighted average useful life of 6.5 years using the economic benefit model) and (ii) IPR&D of $9,850.0 million. The IPR&D amounts will be capitalized and accounted for as indefinite-lived intangible assets and will be subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project and launch of the product, Actavis will make a separate determination of useful life of the IPR&D intangible and amortization will be recorded as an expense. As the IPR&D intangibles are not currently marketed, no amortization of these items is reflected in the unaudited pro forma combined statement of operations.

The fair value estimate for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset. This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. For purposes of the accompanying unaudited pro forma combined financial information, it is assumed that all assets will be used in a manner that represents their highest and best use. The final fair value determination for identified intangibles, including the IPR&D intangibles, may differ from this preliminary determination.

The fair value of identifiable intangible assets is determined primarily using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible assets valuations, from the perspective of a market participant, include the estimated net cash flows for each year for each project or product (including net revenues, cost of sales, research and development costs, selling and marketing costs and working capital asset/contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream as well as other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

d.	Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The adjustment represents a net increase of Actavis’ total goodwill by $23,675.6 million to $48,852.3 million after giving effect to the Merger.

e.	Represents the removal of Allergan’s deferred debt issuance costs of $9.1 million.

f.	Represents the estimated fair value adjustment of $7.2 million to Allergan’s historical long-term debt.

g.	Represents deferred income tax liabilities of $226.8 million (current) and $12,341.8 million (non-current), resulting from fair value adjustments for the identifiable tangible assets and intangible assets as well as liabilities assumed and other acquisition accounting adjustments, respectively. This estimate of deferred tax liabilities was determined based on the excess book basis over the tax basis of the assets acquired and liabilities assumed at a 23.2% weighted average statutory tax rate of where most of Allergan’s taxable income was generated historically.

h.	Represents cash outflows from the (i) payment of cash purchase consideration of $38,412.1 million and (ii) $111.8 million of transactions costs that are expected to be incurred by Allergan and $65.0 million of transaction costs that are expected to be incurred by Actavis.

i.	Represents the addition of common stock and additional paid-in capital (excluding restricted shares) of $29,104.5 million, the addition of shareholder’s equity related to the replacement equity awards (including restricted shares) of $2,350.2 million and the elimination of Allergan’s common stock and additional paid in capital of $3.1 million and $3,249.7 million respectively.

j.	Represents the elimination of Allergan’s retained earnings of $5,411.9 million and $65.0 million of estimated future transaction costs Actavis expects to incur related to the Merger.

k.	Represents the elimination of Allergan’s historical treasury stock and accumulated other comprehensive income.

Adjustments included in the “Financing Adjustments” column in the accompanying unaudited pro forma combined balance sheet at September 30, 2014 are as follows:

l.	The adjustment to cash is as follows (in millions):

Bridge Facility	$21,370.0
Net proceeds from issuance of Equity Securities	8,277.0
Term Facilities	5,500.0
Total financing costs	(808.3)

Total net financing	$34,338.7

The borrowings under the Bridge Facility represent financing available as of the time of this filing. Actavis anticipates long-term financing to be available and utilized in order to consummate the transaction. For the purpose of the unaudited pro forma combined financial information, Actavis has assumed a draw down on the Bridge Facility of $21.4 billion.

In connection with the Merger, Actavis may issue mandatorily convertible preferred equity interests, which will comprise all or a portion of the Equity Securities, the terms of which are not yet known. For purposes of this unaudited pro forma combined financial information, Actavis has assumed that all of the Equity Securities will be issued in the form of Actavis ordinary shares and that such Equity Securities are issued at the closing price of Actavis ordinary shares on December 3, 2014 of $265.84. Net proceeds from the issuance of Equity Securities assumes a market participant assumption of issuance costs.

m.	Represents capitalized deferred financing costs assumed of $808.3 million related to the current Bridge Facility structure and the Term Facilities in place for Actavis’ new borrowings to fund the Merger.

n.	Represents the current portion of the Bridge Facility of $21,370.0 million and the current portion of the Term Facilities of $68.7 million. As the Bridge Facility has a term of 364 days, Actavis has assumed the borrowings are current for purposes of this filing. For purposes of the unaudited pro forma combined statement of operations for the nine months ended September 30, 2014, Actavis assumed the indebtedness is still in place.

o.	Represents the long-term portion of the Term Facilities of $5,431.3 million.

p.	Represents the offering of the Equity Securities with estimated net proceeds of $8,277.0 million.

9. Unaudited Pro Forma Combined Statement of Operations Adjustments

Adjustments Related to the Merger

Adjustments included in the “Merger Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

a.	Represents the elimination of net revenues and cost of sales for product sales of $2.2 million and $9.8 million for the 12 months ended December 31, 2013 and the nine months ended September 30, 2014, respectively, between Actavis and Allergan.

b.	Represents the incremental stock-based compensation of $235.9 million and $154.3 million for the 12 months ended December 31, 2013 and the nine months ended September 30, 2014, respectively, in connection with the replacement equity awards granted at the close of the Merger. The replacement charge is accounted for as a modification to the awards.

c.	Represents increased amortization for the fair value of identified intangible assets with definite lives for the year ended December 31, 2013 and the nine months ended September 30, 2014. The increase in amortization expense for intangible assets is calculated using the economic benefit model with a weighted average life of 6.5 years, less the historical Allergan amortization expense.

d.	Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the Merger using a 23.2% weighted average statutory tax rate where most of Allergan’s taxable income was generated historically, offset, in part, by the removal of historical tax expenses related to the adjusted line items.

e.	Represents the increased interest expense as a result of the fair value adjustment to Allergan’s historical long-term debt.

Adjustments included in the “Allergan Financing Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

f.	Represents estimated interest expense, including amortization of deferred financing costs based on effective interest rate method, related to the Bridge Facility and the Term Facilities as follows (in millions):

	Year ended December 31, 2013	Nine months ended September 30, 2014
Bridge Facility	$952.7	$714.5
3 year tranche of the Term Facilities	47.4	35.5
5 year tranche of the Term Facilities	50.6	37.1

The amortization of deferred financing costs as it relates to the Bridge Facility was taken over a period of 21 months as that represents the longer of the terms of the debt and the period being pro forma adjusted.

Assuming $21,370.0 million is drawn under the Bridge Facility and the Term Facilities are fully drawn, each 0.125% change in assumed interest rates for the Bridge Facility and the new revolving credit facility would change pro forma interest expense by approximately $33.6 million for the year ended December 31, 2013 and $25.2 million for the nine months ended September 30, 2014, respectively. Actavis intends to use long-term financing at the time of the closing of the Merger other than the Bridge Facility, the terms of which are not yet known.

g.	Based on the financing structure available at the time of this filing, there would be no tax benefit on the new borrowings.

Adjustments Related to the Forest Transaction

Adjustments included in the “Forest Transaction Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

h.	Represents the elimination of net revenues and cost of sales of product sales of $31.0 million and $16.7 million for the 12 months ended December 31, 2013 and the nine months ended September 30, 2014, respectively, between Actavis and Forest after the Aptalis Transaction.

i.	Represents the stock-based compensation in connection with the replacement equity awards granted at the close of the Forest Transaction.

j.	Represents the stock-based compensation of $80.4 million and $9.2 million for the 12 months ended December 31, 2013 and the nine months ended September 30, 2014, respectively, in connection with the replacement equity awards granted at the close of the Forest Transaction. For the nine months ended September 30, 2014, this has been offset by the reversal of M&A costs of $(30.7) million and $(0.4) million recorded by Actavis and Forest, respectively in connection with the Forest Transaction.

k.	Represents increased amortization for the fair value of identified intangible assets with definite lives for the year ended December 31, 2013 and the nine months ended September 30, 2014. The increase in amortization expense for intangible assets is based on the actual useful lives assigned to each product as follows (in millions):

	Amount recognized as of Acquisition Date	Weighted Average Lives (Years)	Year Ended December 31, 2013	Nine Months Ended September 31, 2014
CMP:
Namenda Franchise	$2,125.0	1.7
Bystolic Franchise	1,810.0	3.3
Linzess	1,002.0	5.0
Zenpep	978.0	6.8
Carafate	916.0	6.2
Armour Thyroid	711.0	5.9
Viibryd	413.0	4.5
Fetzima	392.0	5.0
Teflaro	327.0	3.0
Canasa	327.0	2.6
Daliresp	269.0	3.5
Other CMP Products	1,902.0	5.7

	$11,172.0	4.3
IPR&D:
Gastroenterology	791.0
Central nervous system	304.0
Cardiovascular	193.0
Other	75.0

	$1,363.0

Customer relationships	60.0	4.5
Other	173.5	4.2
Total identifiable intangible assets	$12,768.5		$1,879.0	$923.6

Less historical amortization inclusive of Aptalis deal			418.3	106.1

			$1,460.7	$817.5

l.	Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the Forest Transaction using a 13% or 9% blended statutory tax rate primarily related to the United States and Ireland, for the 12 months ended December 31, 2013 and the nine months ended September 30, 2014, respectively. These two countries are where most of Forest’s taxable income was generated historically.

Adjustments included in the “Financing Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

m.	Represents estimated interest expense, including amortization of deferred financing costs based on effective interest rate method, related to the term facilities and the notes associated with the Forest Transaction as follows (in millions):

	Year Ended December 31, 2013	Nine months ended September 30, 2014
Term facilities (Forest Transaction)	$40.2	$20.1
Notes (Forest Transaction)	122.0	61.1

Total net financing	$162.2	$81.2

For the term facilities associated with the Forest Transaction of $2,000.0 million, a five year maturity was assumed. For the notes associated with the Forest Transaction, various maturity dates were assumed ranging from 2017 to 2044. The assumed interest rate for these borrowings was 3.3% on a weighted average basis. Interest expense from the cash bridge loans associated with the Forest Transaction was not reflected in the unaudited combined pro forma statement of operations as it will not have a continuing impact due to the short-term nature.

n.	Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the financing for the Forest Transaction using a 0% tax rate, as that is the rate for the debt issued for the transaction in Luxembourg.

Adjustments Related to the Aptalis Transaction

Adjustments included in the “Aptalis Transaction and Financing Adjustments” column in the accompanying unaudited pro forma combined statement of operations for the year ended December 31, 2013 and nine months ended September 30, 2014 are as follows:

o.	Represents the reversal of the management fee of $(7.2) million and M&A costs of $(1.7) million for the year ended December 31, 2013 incurred by Aptalis. Represents $38.7 million of M&A costs incurred for the nine months ended September 30, 2014.

p.	Represents increased amortization resulting in the Aptalis Transaction by Forest for the fair value of identified intangible assets with definite lives as follows (in millions):

	Weighted Average Useful Lives	Fair Value	Year Ended December 31, 2013	One Month Ended January 30, 2014
CMP intangible assets	10	$2,912.2	$291.2	$24.3
Less historical amortization			74.5	5.3

			$216.7	$19.0

q.	Represents (a) (i) new interest expense related to the $1,050.0 million of Forest’s 4.375% notes due 2019 and $750.0 million of Forest’s 4.875% notes due 2021, issued in January 2014 for the year ended December 31, 2013 and the nine months ended September 30, 2014 and (ii) $1,200 million of Forest’s 5.000% notes due 2021 issued in December 2013 for the year ended December 31, 2013, including amortization of deferred financing costs based on effective interest rate method and (b) the elimination of Aptalis’ historical interest expense of $74.7 million and $60.6 million (inclusive of termination charges) for the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively, in connection with the repayment of Aptalis’ existing long-term debt in the principal amount of $1,250.0 million upon the Aptalis Transaction as follows (in millions):

	Year Ended December 31, 2013	One Month Ended January 30, 2014
New interest expense from Forest’s 4.375% Notes	$48.4	$4.0
New interest expense from Forest’s 4.875% Notes	37.7	3.1
New interest expense from Forest’s 5.000% Notes	61.9	—
Elimination of Aptalis’ historical interest (income)	(74.7)	(60.6)

Total expense / (income)	$73.3	$(53.5)

r.	Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the Aptalis Transaction and the related financing using a 24.1% weighted average blended statutory tax rate of the United States, Canada and Ireland, where most of Aptalis’ taxable income was generated historically.

Adjustments Related to the Warner Chilcott Transaction

Adjustments included in the “Warner Chilcott Transaction and Financing Adjustments” column in the accompanying unaudited pro forma combined statement of operations for the year ended December 31, 2013 are as follows:

s.	Represents the elimination of net revenues and cost of sales of product sales and royalty payments of $16.4 million between Actavis and Historical Warner Chilcott for the year ended December 31, 2013.

t.	Actavis applied the acquisition method of accounting to the assets acquired and liabilities assumed from Warner Chilcott plc and the property and equipment of Warner Chilcott plc were recorded at fair value and their useful lives were adjusted. The adjustment represents a resulting change in depreciation for the year ended December 31, 2013. The change in depreciation is reflected as follows (in millions):

(in millions)	Year Ended December 13, 2013
Cost of sales	$(1.9)
Research and development	0.4
General and administrative	(8.0)

Total	$(9.5)

u.	Represents the stock-based compensation of $7.3 million in connection with the replacement equity awards granted at the close of the Warner Chilcott Transaction and removal of M&A costs of $(62.6) million recorded by Actavis and Warner Chilcott plc for the year ended December 31, 2013.

v.	Represents increased amortization for the fair value of identified intangible assets with definite lives for the year ended December 31, 2013. Actavis matches amortization over the economic benefit as follows (in millions):

(in millions)	Fair value	Year Ended December 31, 2013
CMP intangible assets	$3,021.0	$712.6
IPR&D	1,708.0	—

	$4,729.0	$712.6

Less historical amortization		329.0

		$383.6

w.	In connection with the Warner Chilcott Transaction, Warner Chilcott plc’s senior secured credit facilities were refinanced. Giving effect to the refinancing of the $2,000.0 million of Historical Warner Chilcott’s senior secured credit facilities, with a weighted average interest rate of 1.49%, interest expense including amortization of the debt issuance costs for the year ended December 31, 2013 would have decreased by $100.1 million.

x.	Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the Warner Chilcott Transaction and financing using a 20.0% weighted average statutory tax rate of the United States and Puerto Rico, where most of Warner Chilcott plc’s taxable income was generated historically.

10. Earnings per Share

The unaudited pro forma combined basic and diluted earnings per share calculations are based on Actavis’ consolidated basic and diluted weighted average number of shares. The pro forma weighted average number of shares outstanding reflects the following adjustments assumed to occur on January 1, 2013:

•	Elimination of Allergan historical common stock;

•	The estimated issuance of 109.5 million Actavis ordinary shares to Allergan stockholders in the Merger, calculated using the 0.3683 exchange ratio based on Allergan’s common stock outstanding as of September 30, 2014;

•	The estimated issuance of 33.5 million Actavis ordinary shares expected to be issued in the offering of Equity Securities to fund the Merger with gross proceeds of $8.9 billion assuming (i) a per share price in the offering equal to Actavis’ share price of $265.84 on December 3, 2014 and (ii) that all such Equity Securities are issued in the form of Actavis ordinary shares; and

•	The issuance of 89.8 million Actavis ordinary shares associated with the Forest Transaction, which are included in Actavis’ historical balance sheet as of September 30, 2014.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share, as well as the dividend paid per share, of Actavis ordinary shares, which trade on the NYSE under the symbol “ACT,” and Allergan common stock, which trades on the NYSE under the symbol “AGN.”

	Actavis Ordinary Shares			Allergan Common Stock
	High	Low	Dividend	High	Low	Dividend
2012
Quarter ended March 31, 2012	$67.50	$55.00	$0.00	$96.39	$84.30	$0.05
Quarter ended June 30, 2012	$77.73	$65.70	$0.00	$97.09	$87.69	$0.05
Quarter ended September 30, 2012	$86.07	$73.39	$0.00	$95.75	$81.28	$0.05
Quarter ended December 31, 2012	$91.47	$81.73	$0.00	$95.44	$86.51	$0.05

2013
Quarter ended March 31, 2013	$92.37	$82.02	$0.00	$112.30	$92.19	$0.05
Quarter ended June 30, 2013	$133.00	$91.88	$0.00	$116.45	$81.33	$0.05
Quarter ended September 30, 2013	$145.50	$121.12	$0.00	$93.25	$82.56	$0.05
Quarter ended December 31, 2013	$170.51	$136.52	$0.00	$111.45	$88.34	$0.05

2014
Quarter ended March 31, 2014	$230.77	$166.38	$0.00	$132.04	$109.64	$0.05
Quarter ended June 30, 2014	$226.23	$184.71	$0.00	$174.49	$115.94	$0.05
Quarter ended September 30, 2014	$249.94	$201.91	$0.00	$181.94	$151.11	$0.05
Quarter ended December 31, 2014	$272.75	$208.64	$0.00	$214.66	$167.48	$0.05

2015
Quarter (through January 22, 2015)	$279.22	$253.00	—	$223.54	$209.37	—

On November 14, 2014, the last full trading day before the public announcement of the signing of the Merger Agreement, the closing sale price per Actavis ordinary share on the NYSE was $243.77 and the closing sale price per share of Allergan common stock on the NYSE was $198.65. On January 22, 2015, the latest practicable full trading day before the date of this joint proxy statement/prospectus, the closing sale price per Actavis ordinary share on the NYSE was $278.01 and the closing sale price per share of Allergan common stock on the NYSE was $222.79.

Under the terms of the Merger Agreement, the estimated implied value of the Merger Consideration is approximately $231.61 per share of Allergan common stock, based on the closing price per Actavis ordinary share on January 22, 2015.

The Actavis board of directors has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether to pay dividends and the amount of any dividends are based upon compliance with applicable Irish law, compliance with Actavis’ articles of association, compliance with agreements governing Actavis’ indebtedness, earnings, cash requirements, results of operations, cash flows, financial condition and other factors that the Actavis board of directors considers important. Actavis does not currently pay dividends. While Actavis anticipates that if the Merger were not consummated it would continue not to pay dividends, there are no assurances that will be the case. Under the Merger Agreement, until the effective time of the Merger, Actavis is not permitted to declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock.

The Allergan board of directors has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether to pay dividends and the amount of any dividends are based on compliance with the DGCL, compliance with agreements governing Allergan’s indebtedness, earnings, cash requirements, results of operations, cash flows and financial condition and other factors that the Allergan board of directors considers important. While Allergan anticipates that if the Merger were not consummated it would maintain dividends at the current level for the foreseeable future, there are no assurances that it will continue to pay dividends at this level, or at all. Under the Merger Agreement, until the effective time of the Merger,

Allergan is not permitted to declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than quarterly cash dividends with respect to Allergan common stock not in excess of $0.05 per share per quarter.

The above tables show only historical comparisons. Actavis shareholders and Allergan stockholders are urged to obtain current market quotations for Allergan common stock and Actavis ordinary shares and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to approve the issuance of Actavis ordinary shares pursuant to the Merger Agreement or to adopt the Merger Agreement, as applicable. Although the exchange ratio is fixed, the market price of Actavis ordinary shares and Allergan common stock will fluctuate between the date of this joint proxy statement/prospectus and the effective time of the Merger. No assurance can be given concerning the market price of Actavis ordinary shares and Allergan common stock before or after the effective time of the Merger. Changes in the market price of Actavis ordinary shares prior to the effective time of the Merger will affect the market value of the Merger Consideration that Allergan stockholders will receive upon completion of the Merger.

COMPARISON OF THE RIGHTS OF HOLDERS OF ACTAVIS ORDINARY SHARES AND ALLERGAN COMMON STOCK

The rights of the stockholders of Allergan and the relative powers of Allergan’s board of directors are governed by the laws of the State of Delaware, including the DGCL, and Allergan’s certificate of incorporation and bylaws. As a result of the Merger, each issued and outstanding share of Allergan common stock, other than excluded shares and dissenting shares, will be converted into the right to receive the Merger Consideration, consisting of (i) 0.3683 of an Actavis ordinary share and (ii) $129.22 in cash, without interest. Each Actavis ordinary share issued to Allergan stockholders in connection with the Merger will be issued in accordance with, and will carry with it the rights and obligations set forth in, the memorandum and articles of association of Actavis, which are incorporated by reference herein. As Actavis is a public limited company incorporated under the laws of Ireland, the rights of the shareholders of Actavis are governed by applicable Irish law, including the Irish Companies Acts 1963-2013 (referred to in this joint proxy statement/prospectus as the “Companies Acts”), and by Actavis’ memorandum and articles of association.

Many of the principal attributes of Allergan common stock are similar to those of Actavis ordinary shares. However, there are differences between the rights of stockholders of Allergan under the laws of the State of Delaware and the rights of shareholders of Actavis under Irish law. In addition, there are differences between Allergan’s certificate of incorporation and bylaws and Actavis’ memorandum and articles of association.

The following is a summary comparison of the material differences between the rights of Allergan stockholders under the DGCL and the Allergan certificate of incorporation and bylaws and the rights Allergan stockholders will have as shareholders of Actavis under the Companies Acts and Actavis’ memorandum and articles of association. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NYSE listing requirements. Such rights and obligations generally apply equally to the shares of Allergan common stock and the Actavis ordinary shares.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of Allergan’s certificate of incorporation and bylaws and Actavis’ memorandum and articles of association. Actavis’ memorandum and articles of association are incorporated by reference herein. See “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus. Allergan’s certificate of incorporation and bylaws have been filed by Allergan with the SEC. You are also urged to carefully read the relevant provisions of the DGCL and the Companies Acts for a more complete understanding of the differences between being a stockholder of Allergan and a shareholder of Actavis.

	Allergan	Actavis
Authorized and Outstanding Capital Stock

The authorized capital stock of Allergan currently consists of 500,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

As of January 22, 2015, the record date for the Allergan special meeting, Allergan had 299,776,882 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

The number of authorized shares of common stock or preferred

The authorized share capital of Actavis is €40,000 and $101,000 divided into 40,000 euro deferred ordinary shares with a par value of €1.00 per share, 1,000,000,000 ordinary shares with a par value of $0.0001 per share and 10,000,000 serial preferred shares with a par value of $0.0001 per share.

As of January 22, 2015, the record date for the Actavis EGM, Actavis had 40,000 euro deferred ordinary shares, par value €1.00 per share, 266,142,831 ordinary shares, par value $0.0001 per share, issued and

	Allergan	Actavis

stock may be increased or reduced (but not below the number of issued shares of common stock or preferred stock, as applicable) through an amendment of Allergan’s certificate of incorporation. Allergan may amend its certificate of incorporation as described under “—Amendments of Governing Documents” beginning on page 232 of this joint proxy statement/prospectus.

Under Delaware law, the board of directors, without stockholder approval, may approve the issuance of authorized but unissued shares of common stock.

Under the Allergan certificate of incorporation, the board of directors is authorized to fix by resolution adopted prior to the issuance of any shares of a particular series of preferred stock the voting powers, designations, preferences and relative participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, of such preferred shares.

outstanding and zero serial preferred shares, par value of $0.0001 per share, issued and outstanding.

The authorized share capital may be increased or reduced (but not below the number of issued ordinary shares, preferred shares or euro deferred shares, as applicable) by a simple majority of the votes cast at a general meeting (referred to under Irish law as an “ordinary resolution”).

Under Irish law, the directors of a company may issue new ordinary, serial preferred or euro deferred shares without shareholder approval once authorized to do so by the memorandum and articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Because of this requirement of Irish law, the articles of association of Actavis authorize the board of directors of Actavis to issue new ordinary, serial preferred and euro deferred shares without shareholder approval for a period of five years from the effective date of such articles of association (which was made effective on October 1, 2013).

Consolidation and Division; Subdivision	Under Delaware law, the issued shares of a corporation may be combined into a smaller number of shares or split into a greater number of shares through an amendment to its certificate of incorporation. Allergan may amend its certificate of incorporation as described under “—Amendments of Governing Documents” beginning on page 232 of this joint proxy statement/prospectus.	Actavis’ articles of association provide that Actavis may, by ordinary resolution, consolidate and divide its issued share capital into a smaller number of shares, or subdivide its issued share capital into a larger number of shares.

	Allergan	Actavis
Reduction of Share Capital	Under Delaware law, Allergan, by resolution of its board of directors, may reduce its capital by reducing or eliminating the capital associated with shares of capital stock that have been retired, by applying some or all of the capital represented by shares purchased, redeemed, converted or exchanged or by transferring to surplus the capital associated with certain shares of its stock. No reduction of capital may be made unless the assets of the corporation remaining after the reduction are sufficient to pay any debts for which payment has not otherwise been provided.	Actavis may, by ordinary resolution, reduce its authorized but unissued share capital in any way. Actavis also may, by special resolution (a “special resolution” requires the approval of not less than 75% of the votes of Actavis’ shareholders cast at a general meeting at which a quorum is present) and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any way permitted by the Companies Acts.

Preemption Rights, Share Warrants and Options

Allergan’s stockholders do not have preemptive rights to acquire newly issued shares.

Under Delaware law, capital stock issued by Allergan may be paid for in such form and manner as the board of directors determines, such payment to consist of cash, any tangible or intangible property or any benefit to the corporation, in each case, having a value not less than the par value or stated capital of the shares so issued, as determined by the Allergan board of directors.

Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, Actavis has opted out of these preemption rights in its articles of association as permitted under Irish law. Because Irish law requires this opt-out to be renewed every five years by a special resolution of the shareholders, Actavis’ articles of association provide that this opt-out must be so renewed in accordance with Irish statutory requirements. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of Actavis on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where

	Allergan	Actavis

shares are issued pursuant to an employee option or similar equity plan.

Under Irish law, Actavis is prohibited from allotting shares without consideration. Accordingly, at least the nominal value of the shares issued underlying any restricted share award, restricted share unit, performance share awards, bonus shares or any other share-based grants must be paid pursuant to the Companies Acts.

Distributions, Dividends, Repurchases and Redemptions

Distributions / Dividends

Under Delaware law, the Allergan board of directors may declare and pay dividends to the holders of the Allergan capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets. Dividends may be paid in cash, in shares of Allergan capital stock or in other property.

Distributions / Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Actavis are equal to, or in excess of, the aggregate of Actavis’ called-up share capital plus undistributable reserves and the distribution does not reduce Actavis’ net assets below such aggregate.

Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Actavis’ accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Actavis’ accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not Actavis has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of Actavis. The

Allergan	Actavis

“relevant accounts” are either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Acts, which give a “true and fair view” of Actavis’ unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Actavis’ articles of association authorize the directors to pay interim dividends without shareholder approval to the extent they appear justified by profits. The Actavis board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting and may direct that the payment be made by distribution of assets, shares or cash. No dividend issued may exceed the amount recommended by the directors.

Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.

The Actavis board of directors may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Actavis in relation to the Actavis shares.

Repurchases / Redemptions	Repurchases / Redemptions

Unless otherwise restricted in Allergan’s certificate of incorporation, under Delaware law, Allergan may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would	Actavis’ articles of association provide that, unless the board of directors determines otherwise, any ordinary share that Actavis has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for purposes of Irish law, the repurchase of ordinary

Allergan	Actavis

become impaired as a result of the redemption or repurchase of such shares. If Allergan were to designate and issue shares of a series of preferred stock that is redeemable in accordance with its terms, such terms would govern the redemption of such shares. Repurchased and redeemed shares may be retired or held as treasury shares. Shares that have been repurchased but have not been retired may be resold by a corporation for such consideration as the board may determine in its discretion. Allergan may not exercise any voting rights in respect to any shares held as treasury shares.

Allergan’s certificate of incorporation provides that Allergan may not redeem shares when any dividends or distributions payable on the Series A Junior Preferred Stock are in arrears until all such accrued and unpaid distributions or dividends are repaid in full. No shares of the Series A Junior Preferred Stock have been issued.

shares by Actavis may technically be effected as redemption.

Under Irish law, Actavis may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. Actavis may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Actavis. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Actavis may also be given authority to purchase its own shares as overseas market purchases on a recognized stock exchange such as the NYSE or off-market purchases with such authority to be given by its shareholders at a general meeting, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Actavis’ subsidiaries. Actavis does not currently have this authority.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Actavis at any time must not exceed 10% of the nominal value of the issued share capital of Actavis.

Actavis may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by Actavis or reissued subject to certain conditions.

Allergan	Actavis
Purchases by Subsidiaries of Allergan	Purchases by Subsidiaries of Actavis

Under Delaware law, shares of Allergan capital stock may be acquired by subsidiaries of Allergan without stockholder approval. Shares of such capital stock owned by a majority-owned subsidiary are neither entitled to vote nor counted as outstanding for quorum purposes.

Under Irish law, Actavis’ subsidiaries may purchase Actavis shares either as overseas market purchases on a recognized stock exchange such as NYSE or off-market purchases.

For a subsidiary of Actavis to make overseas market purchases of Actavis ordinary shares, the shareholders of Actavis must provide general authorization for such purchase by way of ordinary resolution. Actavis’ subsidiaries do not currently have this authority.

In the absence of any such general authority, for a purchase by a subsidiary of Actavis shares off-market, the proposed purchase contract must be authorized by special resolution of Actavis shareholders before the contract is entered into. The person whose Actavis ordinary shares are to be bought back cannot vote in favor of the special resolution, and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by Actavis shareholders at the registered office of Actavis.

The number of shares held by the subsidiaries of Actavis at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Actavis. While a subsidiary holds Actavis shares, such subsidiary cannot exercise any voting rights in respect of those shares. The acquisition of Actavis ordinary shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

	Allergan	Actavis
Dividends in Shares / Bonus Issues	Allergan may make distributions to its stockholders in the form of a stock dividend. See the discussion of dividends and distributions under “—Distributions, Dividends, Repurchases and Redemptions” beginning on page 203 of this joint proxy statement/prospectus.	Under Actavis’ articles of association, the board of directors may resolve to capitalize any amount for the time being standing to the credit of any of Actavis’ reserves accounts or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares to those shareholders of Actavis who would have been entitled to that sum if it were distributable and had been distributed by way of dividend (and in the same proportions).

Lien on Shares, Calls on Shares and Forfeiture of Shares

Under Delaware law, a corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. When the whole of the consideration payable for shares of a corporation has not been paid in full, and the assets of the corporation shall be insufficient to satisfy the claims of creditors, each holder of shares not paid in full shall be bound to pay the unpaid balance due for such shares.

Actavis’ articles of association provide that Actavis will have a first and paramount lien on every share for all moneys payable, whether presently due or not, payable in respect of such Actavis ordinary share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish company limited by shares, such as Actavis, and will only be applicable to Actavis shares that have not been fully paid up. The shares to be issued to Allergan stockholders in the Merger will be fully paid up.

Number and Election of Directors	The Allergan certificate of incorporation provides that the number of directors on the Allergan board of directors will be fixed by, or in the manner provided in, the Allergan bylaws. The Allergan bylaws provide that the number of directors will be fixed by resolution of the Allergan board of directors, but will be no less than five and not more than 15 directors. As of the date of this	Actavis’ articles of association provide that (subject to: (i) automatic increases to accommodate the exercise of the rights of holders of any class or series of shares in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series; and/or (ii) any ordinary resolution passed by shareholders increasing the

Allergan	Actavis

joint proxy statement/prospectus, the Allergan board of directors consisted of nine directors.	number of directors), the number of directors will be not less than five and not more than 14. As of the date of this joint proxy statement/prospectus, the Actavis board of directors consisted of 14 directors.

The members of the Allergan board of directors are elected annually.

The Allergan bylaws provide that directors are to be elected by a majority of the votes cast with respect to such director, unless the number of nominees exceeds the number of directors to be elected at such meeting, in which case the directors will be elected by a plurality of the votes cast by the shares represented and entitled to vote at such meeting with respect to the election of directors.

The Allergan bylaws further provide that at all times a majority of the directors on the Allergan board of directors must be “independent directors” as defined in Allergan’s bylaws.

At each annual general meeting of Actavis, all of the directors shall retire from office and be reeligible for reelection. Upon the resignation or termination of office of any director, if a new director shall be appointed to the board, he will be designated to fill the vacancy arising.

Actavis’ articles of association provide that no person shall be appointed director unless nominated as follows:

(i) by the affirmative vote of two-thirds of the board of Actavis;

(ii) with respect to election at an annual general meeting, by any shareholder who holds ordinary shares or other shares carrying the general right to vote at general meetings of Actavis, who is a shareholder at the time of the giving of the notice and at the time of the relevant annual general meeting and who timely complies with the notice procedures set out in the articles of association;

(iii) with respect to election at an extraordinary general meeting requisitioned in accordance with section 132 of the Companies Act of 1963, by a shareholder or shareholders who hold ordinary shares or other shares carrying the general right to vote at general meetings of Actavis and who make such nomination in the written requisition of the extraordinary general meeting; or

(iv) by holders of any class or series of shares in Actavis then in

	Allergan	Actavis

issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series, but only to the extent provided in such terms of issue.

Actavis’ articles of association provide that directors shall be appointed as follows:

(i) by shareholders by ordinary resolution at the annual general meeting in each year or at any extraordinary general meeting at which a resolution seeking the appointment of a director is proposed;

(ii) by the board in accordance with Actavis’ articles of association; or

(iii) so long as there is in office a sufficient number of directors to constitute a quorum of the board in accordance with Actavis’ articles of association, the directors shall have the power at any time and from time to time to appoint any person to be a director, either to fill a vacancy in the board or as an addition to the existing directors but so that the total number of directors shall not at any time exceed the maximum number provided for in the articles of association.

Removal of Directors; Newly Created Directorships and Vacancies

Removal of Directors

Allergan’s certificate of incorporation provides that, subject to the rights, if any, of holders of preferred shares, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Removal of Directors

Under the Companies Acts and notwithstanding anything contained in Actavis’ memorandum and articles of association or in any agreement between Actavis and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. Because of this provision of the Companies Acts, Actavis’

	Allergan	Actavis

Newly Created Directorships /Vacancies

Allergan’s certificate of incorporation and bylaws provide that any vacancies on the Allergan board of directors or newly created directorships may be filled solely by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by the sole remaining director.

articles of association provide that Actavis may, by ordinary resolution, remove any director before the expiration of his or her period of office notwithstanding anything in any agreement between Actavis and the removed director. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., an employment contract) that the director may have against Actavis in respect of his or her removal.

Newly Created Directorships / Vacancies

A vacancy caused by the removal of a director or a newly created directorship may be filled by the shareholders at a shareholder meeting or the board of directors, as applicable.

Duties of Directors	Under Delaware law, a company’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the corporation and its stockholders. A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors

The directors of Actavis have certain statutory and fiduciary duties as a matter of Irish law. All of the directors have equal and overall responsibility for the management of Actavis (although directors who also serve as employees have additional responsibilities and duties arising under their employment agreements, and it is likely that more will be expected of them in compliance with their duties than non-executive directors). The principal directors’ duties include the common law fiduciary duties of good faith and exercising due care and skill. The statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, and the duty to maintain certain registers and make certain filings as well as disclosure of personal interests.

	Allergan	Actavis

by the “business judgment rule,” which presumes that the director acted in accordance with the duties of care and loyalty. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Under Delaware law, a member of the board of directors, or a member of any committee designated by the board of directors, shall, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

For public limited companies like Actavis, directors are under a specific duty to ensure that the secretary is a person with the requisite knowledge and experience to discharge the role.

Under Irish law, a director is entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by (i) other directors, officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters prepared or presented, (ii) legal counsel, public accountants or other persons as to matters the director reasonably believes are within their professional or expert competence or (iii) a committee of the board of which the director does not serve as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

Conflicts of Interest of Directors	Under Delaware law, a contract or transaction in which a director has an interest will not be voidable solely for this reason if (i) the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors or a committee thereof, and the board of directors or such committee in good faith authorizes the contract or transaction by the affirmative vote	As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Under Irish law, directors who have a personal interest in a contract or proposed contract with the applicable Irish company are required to declare the nature of their interest at a meeting of the board of directors of the applicable Irish company. An Irish company is required to maintain a register of

Allergan	Actavis

of a majority of the disinterested directors, (ii) the material facts with respect to such interested director’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders or (iii) the contract or transaction is fair to the corporation as of the time it is authorized, approved or ratified. The mere fact that an interested director is present and voting on a contract or transaction in which he or she is interested will not itself make the contract or transaction void. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee that authorizes the contract or transaction.

Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

declared interests, which must be available for shareholder inspection.

Actavis’ articles of association and Irish statutory law, as applicable, provide that a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with Actavis and has complied with his or her disclosure obligations under the Companies Acts and Actavis’ articles of association shall be entitled to vote in respect of any contract, transaction or arrangement in which he or she is so interested, and if he or she shall do so his or her vote shall be counted, and he or she shall be taken into account in ascertaining whether a quorum is present, but the resolution with respect to the contract, transaction or arrangement will fail unless it is approved by a majority of the disinterested directors voting on the resolution.

Under Actavis’ articles of association, a director of Actavis may be a director of, other officer of, or otherwise interested in, any company promoted by Actavis or in which Actavis is interested, and such director will not be accountable to Actavis for any remuneration received from such employment or other interest. The articles of association further provide that (i) no director will be prevented from contracting with Actavis because of his or her position as a director, (ii) any contract entered into between a director and Actavis will not be subject to avoidance and (iii) no director will be liable to account to Actavis for any profits realized by virtue of any contract between such director and Actavis because the director holds such office or because of the fiduciary relationship established thereby.

	Allergan	Actavis
Indemnification of Officers and Directors

Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding (or, in the case of an action by or in the right of the corporation, only against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with such proceeding) if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

The DGCL provides that a Delaware corporation must indemnify a director or officer against expenses (including attorneys’ fees) actually and reasonably incurred if such person successfully defends himself or herself in a proceeding to which such person was a party because he or she was a director or officer of the Delaware corporation. The DGCL further provides that a Delaware corporation may

Actavis’ articles of association confer an indemnity on its directors and secretary that is more limited than the analogous indemnity in Allergan’s certificate of incorporation and bylaws because the Companies Acts prescribe that such an indemnity only permits a company to pay the costs or discharge the liability of a director or the secretary where judgment is given in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or secretary acted honestly and reasonably and ought fairly to be excused. This restriction in the Companies Acts does not apply to executives who are not directors or the company secretary of Actavis. Any provision for indemnification to a greater extent is void under Irish law, whether contained in a memorandum and articles of association or any contract between the director and the Irish company.

Actavis’ articles of association also contain indemnification and expense advancement provisions for current or former executives who are not directors or the company secretary of Actavis.

The directors of Actavis may, on a case-by-case basis, decide at their discretion that it is in the best interests of Actavis to indemnify an individual director from any liability arising from his or her position as a director of Actavis. However, this discretion must be exercised bona fide in the best interests of Actavis as a whole. Any such indemnity will be limited in the manner described in the foregoing paragraphs.

Actavis has entered into deeds of indemnification, and a subsidiary

	Allergan	Actavis

purchase and maintain insurance on behalf of any director, officer, employee or agent of such corporation against any liability asserted against such person and incurred by such person in any such capacity, whether or not such corporation would have the power to indemnify such person against such liability.

The Allergan certificate of incorporation provides that Allergan will indemnify and advance expenses to its directors, officers, employees and agents to the fullest extent permitted by the DGCL.

Allergan has also entered into separate indemnification agreements with certain of its directors and officers.

of Actavis has entered into indemnification agreements with certain directors and officers of Actavis.

Limitation on Director Liability

Under Delaware law, a corporation may include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors to the corporation and its stockholders for monetary damages for a breach of fiduciary duty as a director, subject to the exceptions described in the following paragraph. Allergan’s certificate of incorporation includes such a provision.

However, a corporation may not limit or eliminate the personal liability of a director for: any breach of the director’s duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; intentional or negligent payments of unlawful dividends or unlawful stock purchases or redemptions; or any transaction in which the director derives an improper personal benefit.

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably and that they may fairly be excused as a result. Under Irish law, shareholders may not agree to exempt a director or officer from any claim or right of action a shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of such director’s or officer’s duties to the company.

Actavis’ articles of association provide that, to the maximum extent permitted by Irish law, no director or officer of Actavis shall be personally liable to Actavis or its shareholders for monetary

	Allergan	Actavis

damages for his or her acts or omissions save where such acts or omissions involve negligence, default, breach of duty or breach of trust.

Record Date

The Allergan bylaws provide that the board may fix a record date in advance of any meeting of stockholders or any adjournment thereof for purposes of determining which stockholders are entitled to notice of or to vote at any such meeting. The record date may not be more than 60 nor less than 10 days before the date of the meeting. A determination of stockholders entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of such meeting unless the Allergan board of directors fixes a new record date for the adjourned meeting.

If no record date is fixed by the board, the record date for determining which stockholders are entitled to notice of or to vote at any such meeting shall be at the close of business on the day immediately before the day on which notice of the meeting is given or, if notice is waived, the close of business on the day immediately before the day of the meeting.

The record date for determining stockholders entitled to consent to corporate actions in writing without a meeting will be fixed by a resolution of the Allergan board of directors in accordance with the Allergan certificate of incorporation and bylaws. See “—Shareholder Action by Written Consent” beginning on page 222 of this joint proxy statement/prospectus.

The board may also set a record date to determine the identity of the stockholders entitled to receive payment of any dividend or other

The Actavis board of directors may from time to time fix a record date for the purposes of determining the rights of shareholders to notice of and/or to vote at any general meeting of Actavis or any adjournments thereof.

The record date may not be more than 60 days before the date of such meeting. If no record date is fixed by the board, the record date for determining shareholders entitled to notice of, or to vote at, a meeting shall be the close of business on the day preceding the day on which notice is given.

The board may also set a record date to determine the identity of the shareholder entitled to receive payment of any dividend or other distribution. The record date shall not precede the date upon which the resolution fixing the record date is adopted. If no record date is fixed, the record date for determining shareholders for such purpose shall be at the close of business on the day on which the board adopts the resolution relating to the payment of any dividend or other distribution.

	Allergan	Actavis

distribution. The record date shall not precede the date upon which the resolution fixing the record date is adopted and shall not be more than 60 days prior to the dividend or other distribution payment date. If no record date is fixed, the record date for such purpose shall be at the close of business on the day on which the board adopts the resolution relating to the payment of any dividend or other distribution.

Annual Meetings of Shareholders

Under Delaware law, an annual meeting of stockholders is required for the election of directors and for such other proper business as may be conducted thereat. The Court may order a corporation to hold an annual meeting if the corporation has failed to hold an annual meeting for a period of 13 months after its last annual meeting.

The Allergan bylaws provide that the annual meeting of stockholders will be held at the time and place determined by the Allergan board of directors.

The Allergan bylaws provide that meetings of stockholders may be held either at Allergan’s principal office or at any other place within or without the State of Delaware, as determined by the Allergan board of directors from time to time or as the business of Allergan may require.

As a matter of Irish law, Actavis is required to hold an annual general meeting at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than 9 months after Actavis’ fiscal year-end. Because of the 15-month requirement described in this paragraph, Actavis’ articles of association include provisions reflecting this requirement of Irish law.

Business may be brought before an Actavis meeting if directed by a court of competent jurisdiction or if the chairman decides in his discretion that it may be regarded as within the scope of the meeting.

Actavis’ articles of association provide that meetings may be held in or outside of Ireland.

The provisions of the articles of association of Actavis relating to general meetings shall apply to every such general meeting of the holders of any class of shares.

Advance Notice Provisions	Allergan’s bylaws provide that nominations of persons for election to the Allergan board of directors and the proposal of business to be considered by stockholders may be made only (i) by or at the direction	Under Actavis’ articles of association, in addition to any other applicable requirements, for business or nominations to be properly brought before an annual general meeting by a shareholder,

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of the Allergan board of directors or (ii) by a stockholder of record who is entitled to vote and who has complied with the advance notice procedures set forth in Allergan’s bylaws.

In general, an Allergan stockholder wishing to nominate a director or raise another proposal at an annual meeting of stockholders must notify Allergan in writing between 30 and 60 days prior to the scheduled annual meeting, regardless of any postponements, deferrals or adjournments of such annual meeting to a later date, unless less than 40 days’ notice or prior public disclosure of the date of the scheduled annual meeting is given or made, in which case notice by the stockholder must be delivered or received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the scheduled annual meeting was mailed or the day on which such public disclosure was made.

The notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the stockholder submitting the proposal or making the nomination.

The presiding officer of the annual meeting will determine whether any such stockholder proposal was made in accordance with the terms of Allergan’s certificate of incorporation. If the presiding officer determines that such proposal was not made in accordance with the terms of Allergan’s certificate of incorporation, such proposal will not be acted upon.

such shareholder must have given timely notice thereof in proper written form to the secretary of Actavis.

To be timely for an annual general meeting, a shareholder’s notice to the secretary as to the business or nominations to be brought before the meeting must be delivered to or mailed and received at the office not less than 120 calendar days nor more than 150 calendar days before the first anniversary of the notice convening Actavis’ annual general meeting for the prior year; provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder must be so delivered not later than the close of business on the 15th calendar day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment or postponement of an annual general meeting commence a new time period (or extend any time period) for the giving of a shareholder’s notice.

A shareholder’s notice to the secretary must set forth as to each matter such shareholder proposes to bring before the meeting:

•    a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend the articles of Actavis, the text of the proposed amendment) and the reasons for conducting such business at the meeting;

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•    as to the shareholder giving the notice, the name and address, as they appear in the Register, of such shareholder and any shareholder associated person as described in Actavis’ articles of association.

The chairman of the meeting shall have the power and duty to determine whether any business proposed to be brought before the meeting was made or proposed in accordance with these procedures (as set out in Actavis’ articles of association), and if any proposed business is not in compliance with these provisions, to declare that such defective proposal shall be disregarded. The chairman of such meeting shall, if the facts reasonably warrant, refuse to acknowledge that a proposal that is not made in compliance with these procedures (as set out in Actavis’ articles of association) has been made and any such proposal not properly brought before the meeting shall not be considered.

Calling Special Meetings of Shareholders

Under Delaware law, special meetings of stockholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

Allergan’s certificate of incorporation and bylaws provide that special meetings of the stockholders may be called at any time by the Chairman of the Allergan board of directors, Allergan’s Chief Executive Officer or the Allergan board of directors at any time and for any purpose or purposes.

In addition, Allergan’s secretary must call a special meeting if holders of record of at least 25% of the outstanding Allergan common

As provided under Irish law, extraordinary general meetings of Actavis may be convened (i) by the Actavis board of directors, (ii) on requisition of Actavis shareholders holding not less than 10% of the paid-up share capital of Actavis carrying voting rights, (iii) on requisition of Actavis’ auditors or (iv) in exceptional cases, by court order.

Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting, only such business shall be conducted as is set forth in the notice thereof.

In the case of an extraordinary general meeting convened by the

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stock request that a special meeting be called and otherwise comply with the procedures for calling a special meeting specified in the Allergan bylaws.

The Allergan bylaws require the Allergan board of directors to call a special meeting requested by the Allergan stockholders within 90 days of receipt of one or more valid requests meeting the requirements of Allergan’s bylaws.

Actavis shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the Actavis board of directors has 21 days to convene a meeting of Actavis shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the Actavis board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of Actavis’ receipt of the requisition notice. Because of requirements described in this paragraph, Actavis’ articles of association include provisions reflecting these requirements of Irish law.

If the Actavis board of directors becomes aware that the net assets of Actavis are not greater than half of the amount of Actavis’ called-up share capital, it must convene an extraordinary general meeting of Actavis’ shareholders not later than 28 days from the date that the directors learn of this fact to consider how to address the situation.

Notice Provisions

Under Delaware law, written notice of annual and special meetings of Allergan stockholders must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

The Allergan bylaws provide that written notice of an annual

As provided under Irish law, notice of an annual or extraordinary general meeting must be given to all Actavis shareholders and to the auditors of Actavis.

Actavis’ articles of association provide for the minimum notice period of 21 clear days’ notice in writing for an annual meeting or an extraordinary general meeting to approve a special resolution and 14 clear days’ notice in writing for

	Allergan	Actavis

	meeting and a special meeting must be served personally or by mail. The Allergan bylaws provide that notice of a special meeting must also state the purpose for which the special meeting is called.	any other extraordinary general meeting.

Quorum at Shareholder Meetings	Allergan’s bylaws provide that the holders of a majority in voting interest of the shares entitled to be voted thereat, present in person or by proxy, constitute a quorum at any annual or special meeting of stockholders.	Actavis’ articles of association provide that a quorum shall be two or more persons holding or representing by proxy more than 50% of the total issued voting rights of Actavis shares.

Adjournment of Shareholder Meetings	The Allergan bylaws provide that, whether or not a quorum is present, the chairman of the meeting or a majority of the stockholders present in person or by proxy may adjourn the meeting from time to time. No notice of the time and place of adjourned meetings need be given unless the adjournment is for more than 30 days or a new record date is set.	The articles of association of Actavis provide that the chairman may, with the consent of the meeting (and in certain circumstances, without the consent of the meeting), and shall, if so directed by the meeting, adjourn a general meeting without notice, other than announcement at the meeting. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. New notice must be given for meetings adjourned for 30 days or more.

Voting Rights

Under Allergan’s certificate of incorporation, each Allergan stockholder is entitled to one vote for each share of Allergan common stock that he or she holds as of the record date for the meeting.

Under Allergan’s bylaws, at any meeting of stockholders at which a quorum is present, all matters, except as otherwise provided in Allergan’s certificate of incorporation or bylaws or by law, shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote at such meeting and on such matter.

Under Actavis’ articles of association, each Actavis shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. The holders of serial preferred shares may also be entitled to a vote, depending on the terms upon which any such shares are issued. The holder(s) of euro deferred ordinary shares are not entitled to a vote.

Except where a greater majority is required by the Companies Acts, any question, business or resolution proposed at any general meeting shall be decided by a simple majority of the votes cast.

Allergan	Actavis

At any meeting of Actavis, all resolutions will be decided on a show of hands unless a poll is demanded by: (i) the chairman; (ii) at least three shareholders present in person or by proxy; (iii) any shareholder or shareholders present in person or proxy and holding not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting; or (iv) any shareholder or shareholders holding shares in Actavis conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one-tenth of the total sum paid up on all the shares conferring that right.

Irish law requires approval of certain matters by special resolutions of the shareholders at a general meeting. Special resolutions require a majority of not less than 75% of the votes of Actavis cast at a general meeting at which a quorum is present.

Ordinary resolutions, by contrast, require a simple majority of the votes of Actavis cast at a general meeting at which a quorum is present.

Irish law also distinguishes between “ordinary business” and “special business.” Most matters are deemed “special” with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the directors and auditors, the election of directors, the reappointment of the retiring auditors and the fixing of the remuneration of the auditors, all of which are deemed to be “ordinary business.”

	Allergan	Actavis

Shareholder Action by Written Consent

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the actions so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Under the Allergan certificate of incorporation, holders of record of at least 25% of the voting power of Allergan’s capital stock entitled to vote may request that the Allergan board of directors fix a record date for stockholders to act by written consent. The request must, among other things, describe the action proposed to be taken and contain the information and representations required by the Allergan’s certificate of incorporation and bylaws. Upon receipt of a valid request, the Allergan board of directors must fix a record date for determining the Allergan stockholders to act by written consent by the later of (i) 20 days after receipt of such request or (ii) five days after the delivery of any information requested by Allergan to determine the validity of such request. The record date to be set by the Allergan board of directors may not precede and may be no more than 10 days after the date of the Allergan board of directors’ resolution fixing such record date. If no record date is fixed by the

The Companies Acts provide that shareholders may approve a resolution without a meeting if (i) all shareholders sign the written resolution and (ii) the company’s articles of association permit written resolutions of shareholders. Actavis’ articles of association provide shareholders with the right to take action by unanimous written consent as permitted by Irish law.

	Allergan	Actavis

Allergan board of directors, the record date will be the first date on which a signed written consent is delivered to Allergan.

Allergan stockholders may not act by written consent if, among other things, (i) the request described above is received during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the final adjournment of the next annual meeting, (ii) an identical or substantially similar item was presented at any meeting of the stockholders within one year prior to the receipt of the request (excluding a call to remove any director following an election of directors at an annual meeting) or (iii) the Allergan board of directors calls an annual or special meeting or solicits action by written consent with respect to such similar item.

Shareholder Suits	Generally, Allergan may be sued under federal securities law, and stockholders may bring derivative litigation against the corporation if the corporation does not enforce its own rights. Under federal and state procedural rules, a stockholder must make a demand upon the board before bringing a derivative suit unless demand is excused. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors, who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of the company. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go unredressed.

The principal case law in Ireland indicates that to bring a derivative action, a person must first establish a prima facie case (i) that the company is entitled to the relief claimed and (ii) that the action

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falls within 1 of the five exceptions derived from case law, as follows:

(i) where an ultra vires or illegal act is perpetrated;

(ii) where more than a bare majority is required to ratify the “wrong” complained of;

(iii) where the shareholders’ personal rights are infringed;

(iv) where a fraud has been perpetrated upon a minority by those in control; or

(v) where the justice of the case requires a minority to be permitted to institute proceedings.

Shareholders may also bring proceedings against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrong.

Conduct must relate to the internal management of the company. This is an Irish statutory remedy, and the court can grant any order it sees fit, usually providing for the disposition or transfer of the shares of the relevant shareholder.

Inspection of Books and Records	Under Delaware law, a stockholder of a Delaware corporation has the right to inspect the corporation’s stock ledger, stockholder lists and other books and records for a purpose reasonably related to the person’s interest as a stockholder.

Under Irish law, shareholders have the right to:

(i) receive a copy of the memorandum and articles of association of Actavis and any act of the Irish government that alters the memorandum of Actavis;

(ii) inspect and obtain copies of the minutes of general meetings and resolutions of Actavis;

(iii) inspect and receive a copy of the register of shareholders, register of directors and

	Allergan	Actavis

secretaries, register of directors’ interests and other statutory registers maintained by Actavis;

(iv) receive copies of balance sheets and directors’ and auditors’ reports of Actavis that have previously been sent to shareholders prior to an annual general meeting; and

(v) receive balance sheets of any subsidiary of Actavis that have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years.

Disclosure of Interests in Shares	Neither Delaware law nor Allergan’s governing documents impose any obligation with respect to disclosure by stockholders of their interests in Allergan shares, except in connection with a stockholder making a demand to inspect the stocklist or other books and records of Allergan pursuant to Delaware law or a stockholder making a demand for appraisal of its shares under Delaware law in connection with a merger or consolidation of Allergan, and except as part of an Allergan stockholder’s request for a special meeting or action by written consent pursuant to Allergan’s governing documents.

Under the Companies Acts, there is a notification requirement for shareholders who acquire or cease to be interested in 5% of the shares of an Irish public limited company. An Actavis shareholder therefore must make such a notification to Actavis if, as a result of a transaction, the shareholder will be interested in 5% or more of the relevant share capital of Actavis; or if, as a result of a transaction, a shareholder who was interested in 5% or more of the relevant share capital of Actavis ceases to be so interested. Where a shareholder is interested in 5% or more of the relevant share capital of Actavis (i.e., voting shares), any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to Actavis.

The relevant percentage figure is calculated by reference to the aggregate par value of the shares in which the shareholder is interested as a proportion of the entire par value of Actavis ordinary share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage,

Allergan	Actavis

this figure may be rounded down to the next whole number. All such disclosures should be notified to Actavis within five business days of the alteration of the shareholder’s interests that gave rise to the requirement to notify.

Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any shares in Actavis concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the Irish High Court to have the rights attaching to the shares concerned reinstated.

In addition to the above disclosure requirement, Actavis, under the Companies Acts, may by notice in writing require a person whom Actavis knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in Actavis’ relevant share capital (i) to indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in the shares of Actavis, to give such further information as may be required by Actavis, including particulars of such person’s own past or present interests in Actavis ordinary shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by Actavis on a person who is or was interested in shares of Actavis and that person fails to give Actavis any of the requested information

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within the reasonable time specified, Actavis may apply to the court for an order directing that the affected shares be subject to certain restrictions. Under the Companies Acts, the restrictions that may be placed on the shares by the court are as follows:

(i) any transfer of those shares, or in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;

(ii) no voting rights shall be exercisable in respect of those shares;

(iii) no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(iv) no payment shall be made of any sums due from Actavis on those shares, whether in respect of capital or otherwise.

Where the shares in Actavis are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

Rights of Dissenting Shareholders

The appraisal rights of Allergan stockholders are governed by Delaware law.

Delaware law provides that appraisal rights are available to dissenting stockholders in connection with certain mergers or consolidations. However, unless a corporation’s certificate of incorporation otherwise provides (which Allergan’s certificate of incorporation does not), Delaware law does not provide for appraisal rights if: (i) the shares of the corporation are (1) listed on a national securities exchange or (2) held of record by more than

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company such as Actavis and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein) where that other company is the surviving entity, a shareholder (i) who voted against

Allergan	Actavis

2,000 stockholders; or (ii) the corporation is the surviving corporation and no vote of its stockholders is required for the merger. However, notwithstanding the foregoing, Delaware law provides that appraisal rights will be available to the stockholders of a corporation if the stockholders are required by the terms of a merger agreement to accept for such stock anything except: (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof; (ii) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares or fractional depository receipts; or (iv) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts as described above. Delaware law does not provide appraisal rights to stockholders with respect to the sale of all or substantially all of a corporation’s assets or an amendment to a corporation’s certificate of incorporation, although a corporation’s certificate of incorporation may so provide (which Allergan’s certificate of incorporation does not). Delaware law provides, among other procedural requirements for the exercise of the appraisal rights, that a stockholder’s written demand for appraisal of shares must be received before the taking of the vote on the matter giving rise to appraisal rights, when the	the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger, has the right to request that the company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set out in the acquisition agreement.

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matter is voted on at a meeting of stockholders and that the stockholder not vote in favor of the merger or consolidation.

Anti-Takeover Measures

Under Delaware law, certain anti-takeover provisions apply to Allergan as a publicly traded company that may have the effect of making it more difficult for a third party to acquire Allergan. In particular, Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an “interested stockholder” (generally defined in Section 203 as a person or group having beneficial ownership of 15% or more of the outstanding voting stock of the corporation) for a period of three years following the time that such stockholder became an interested stockholder, unless, among other exceptions, prior to such time the board of directors of the corporation approved either the relevant business combination or the transaction that resulted in such stockholder becoming an interested stockholder.

A corporation may “opt out” of Section 203 of the DGCL. Allergan has not opted out of Section 203 of the DGCL.

Allergan’s certificate of incorporation provides that in addition to any affirmative vote required by applicable law or specified in any agreement, and in addition to any voting rights granted to or held by the holders of any series of preferred stock, the approval or authorization of any business combination (as defined in Section 203(c)(3) of the DGCL, which includes a variety of transactions, including mergers) with an “interested stockholder” (defined for this purpose generally

A transaction in which a third party seeks to acquire 30% or more of the voting rights of Actavis will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel (referred to in this joint proxy statement/prospectus as the “Panel”). The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below. The Irish Takeover Rules are built on the following General Principles that will apply to any transaction regulated by the Panel:

(i) in the event of an offer, all holders of security of the target company should be afforded equivalent treatment, and if a person acquires control of a company, the other holders of securities must be protected;

(ii) the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

(iii) the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

	Allergan	Actavis

as a person or associated group owning 5% or more of Allergan’s outstanding voting stock) that has not been approved by a majority of the “independent directors” (defined as the members of the Allergan board of directors who were directors of Allergan prior to any person becoming an interested stockholder or were recommended for election or elected to succeed such directors by a majority of such directors) of Allergan prior to the date that such stockholder became an interested stockholder, requires the affirmative vote of the holders of not less than a majority of the shares then outstanding held by persons other than the interested stockholder.

(iv) false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

(v) a bidder must announce an offer only after ensuring that he or she can fulfill in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

(vi) a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

(vii) a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Irish law also includes mandatory bid rules, other requirements in relation to offers, “substantial acquisition” rules and restrictions on “frustrating action,” as described in more detail under “Description of Actavis Ordinary Shares—Anti-Takeover Provisions” beginning on page 243 of this joint proxy statement/prospectus.

Rights Agreement	Allergan entered into a Rights Agreement, dated April 22, 2014, between Allergan and Wells Fargo Bank, N.A., as rights agent, pursuant to which each share of Allergan common stock outstanding as of May 8, 2014 includes an attached preferred	Actavis’ articles of association expressly authorize the adoption of a shareholder rights plan. Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However,

	Allergan	Actavis

stock purchase right to purchase one one-thousandth of a share of Allergan’s Series A Junior Participating Preferred Stock. The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group who becomes a beneficial owner of 10% or more of the outstanding common stock or voting power of Allergan without Allergan’s approval. The rights generally should not interfere with any merger or other business combination approved by the Allergan board of directors. Allergan may amend the terms of the rights agreement in any manner for as long as the rights are redeemable.

Neither the execution of the Merger Agreement nor the consummation of the Merger or the other transactions contemplated by the Merger will trigger the exercise of the rights.

there is no directly relevant case law on this issue. Actavis does not have a rights plan in place.

Variation of Rights Attaching to a Class or Series of Shares	Under Allergan’s certificate of incorporation, the board of directors may designate a new series of preferred stock, which may have terms different than outstanding shares, without stockholder approval. Such designation would specify the number of shares of any series and determine the voting rights, preferences, limitations and special rights, if any, of the shares of any series. A variation of the rights attached to issued shares of Allergan would be effected through an amendment to Allergan’s certificate of incorporation, as described under “—Amendments of Governing Documents” beginning on page 232 of this joint proxy statement/prospectus.	As a matter of Irish law, any variation of class rights attaching to the issued Actavis shares must be approved in writing by holders of three-quarters of the issued shares in that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class, provided that, if the relevant class of holders has only one holder, that person present in person or by proxy shall constitute the necessary quorum.

	Allergan	Actavis

Amendments of Governing Documents

Under Delaware law, a corporation’s certificate of incorporation may be amended only if the board of directors adopts a resolution approving the amendment and declaring its advisability and the holders of a majority of the outstanding stock entitled to vote approve the amendment. If the proposed amendment would adversely affect the powers, preferences or rights of the holders of a class of stock, or change the par value of the shares of such class of stock, then the holders of the class of stock shall be entitled to vote as a class on the amendment. If the proposed amendment would adversely affect the powers, preferences or rights of one or more series of a class but shall not so affect the entire class, then only the shares of the series so affected shall be considered a separate class and be entitled to vote separately as a class on the amendment.

Allergan’s certificate of incorporation provides that the Allergan board of directors may make, repeal, alter, amend or rescind the Allergan bylaws.

Allergan’s bylaws provide that they may be altered, amended, repealed or rescinded and new bylaws may be adopted by the Allergan board of directors or by the stockholders at any annual or special meeting of stockholders.

Actavis, pursuant to Irish law, may only alter its memorandum and articles of association by the passing of a special resolution of shareholders.

Rights Upon Liquidation	Under Delaware law, unless the board of directors approves a proposal to dissolve, a dissolution must be approved by the written consent of stockholders holding 100% of the total voting power of the corporation. If a dissolution is initially approved by the board of directors, it may be approved by the	The rights of shareholders of an Irish public limited company to a return of the company’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in the company’s memorandum and articles of association or the terms of any

Allergan	Actavis

holders of a majority of the outstanding shares entitled to vote thereon.

Upon dissolution, after satisfaction of the claims of creditors, the assets of Allergan would be distributed to stockholders in accordance with their respective interests, including any rights a holder of shares of preferred stock may have to preferred distributions upon dissolution or liquidation of the corporation.

serial preferred shares issued by the company from time to time. The holders of serial preferred shares in particular may have the right to priority in a dissolution or winding up of the company. If the company’s memorandum and articles of association contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to Actavis shareholders in proportion to the paid-up nominal value of the shares held. Actavis’ articles of association provide that the ordinary shareholders of Actavis are entitled to participate pro rata in a winding up, but their right to do so is subject to the rights of any holders of the serial preferred shares to participate under the terms of any series or class of such shares.

Actavis may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is required. Actavis may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Actavis has failed to file certain returns.

	Allergan	Actavis

Enforcement of Civil Liabilities Against Foreign Persons	A judgment for the payment of money rendered by a court in the United States based on civil liability generally would be enforceable elsewhere in the United States.

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before the foreign judgment will be deemed to be enforceable in Ireland:

(i) the judgment must be for a definite sum;

(ii) the judgment must be final and conclusive; and

(iii) the judgment must be provided by a court of competent jurisdiction.

An Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violated Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment.

DESCRIPTION OF ACTAVIS ORDINARY SHARES

The following description of Actavis’ share capital is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the Companies Acts and the complete text of Actavis’ memorandum and articles of association, which are incorporated by reference herein. You should read those laws and documents carefully.

There are differences between Allergan’s bylaws and certificate of incorporation and Actavis’ memorandum and articles of association. See “Comparison of the Rights of Holders of Actavis Ordinary Shares and Allergan Common Stock” beginning on page 200 of this joint proxy statement/prospectus.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the memorandum and articles of association of Actavis.

Capital Structure

Authorized Share Capital

The authorized share capital of Actavis is €40,000 and $101,000 divided into 40,000 euro deferred ordinary shares with a par value of €1.00 per share, 1,000,000,000 ordinary shares with a par value of $0.0001 per share and 10,000,000 serial preferred shares with a par value of $0.0001 per share.

Actavis may issue shares subject to the maximum authorized share capital contained in its memorandum and articles of association. The authorized share capital may be increased or reduced (but not below the number of issued ordinary shares, preferred shares or euro deferred ordinary shares, as applicable) by an ordinary resolution. The shares comprising the authorized share capital of Actavis may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish company law, the directors of a company may issue new ordinary, serial preferred or euro deferred ordinary shares without shareholder approval once authorized to do so by the articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. The articles of association of Actavis authorize the board of directors of Actavis to issue new ordinary, serial preferred or euro deferred ordinary shares without shareholder approval for a period of five years from the date of adoption of such articles of association, which were adopted on October 1, 2013.

The rights and restrictions to which the ordinary shares are subject are prescribed in Actavis’ articles of association. Actavis’ articles of association permit the board of directors, without shareholder approval, to determine certain terms of each series of the serial preferred shares issued by Actavis, including the number of shares, designations, dividend rights, liquidation and other rights and redemption, repurchase or exchange rights.

Irish law does not recognize fractional shares held of record. Accordingly, Actavis’ articles of association do not provide for the issuance of fractional Actavis ordinary shares, and the official Irish register of Actavis will not reflect any fractional shares.

Whenever an alteration or reorganization of the share capital of Actavis would result in any Actavis shareholder becoming entitled to fractions of a share, the Actavis board of directors may, on behalf of those shareholders that would become entitled to fractions of a share, arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion among the shareholders who would have been entitled to the fractions. For the purpose of any such sale the board may authorize some person to transfer the shares representing fractions to the purchaser, who shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

Issued Share Capital

Actavis is expected to issue or reserve for issuance approximately 128 million ordinary shares with a nominal value of $0.0001 per share to pay the stock portion of the Merger Consideration to Allergan stockholders and assume Allergan equity-based awards at the closing of the Merger. All shares issued upon the effective time will be issued as fully paid-up and non-assessable.

Preemption Rights, Share Warrants and Options

Under Irish law certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, Actavis has opted out of these preemption rights in its articles of association as permitted under Irish company law. Because Irish law requires this opt-out to be renewed every five years by a special resolution of shareholders, Actavis’ articles of association provide that this opt-out must be so renewed. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of Actavis on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory preemption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee option or similar equity plan.

The memorandum and articles of association of Actavis provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which Actavis is subject, the board is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. Actavis is subject to the rules of the NYSE that require shareholder approval of certain equity plans and share issuances. Actavis’ board of directors may issue shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit). In connection with the completion of the transactions, Actavis will assume Allergan’s existing obligations to deliver shares under its equity incentive plans.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Actavis are equal to, or in excess of, the aggregate of Actavis’ called-up share capital plus undistributable reserves and the distribution does not reduce Actavis’ net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Actavis’ accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Actavis’ accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not Actavis has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of Actavis. The “relevant accounts” are either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Acts, which give a “true and fair view” of Actavis’ unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office.

Actavis’ memorandum and articles of association authorize the directors to pay interim dividends to the extent they appear justified by profits without shareholder approval. The board of directors may also recommend a dividend to be approved and declared by the Actavis shareholders at a general meeting. The board of directors may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in U.S. dollars or any other currency. All holders of Actavis ordinary shares will participate pro rata in respect of any dividend which may be declared in respect of ordinary shares by Actavis.

The directors of Actavis may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Actavis in relation to the Actavis ordinary shares.

The directors may also authorize Actavis to issue shares with serial preferred rights to participate in dividends declared by Actavis. The holders of serial preferred shares may, depending on their terms, rank senior to the Actavis ordinary shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

For information about the Irish tax issues relating to dividend payments, see “Certain Tax Consequences of the Merger—Irish Tax Considerations—Withholding Tax on Dividends (DWT)” beginning on page 169 of this joint proxy statement/prospectus.

Share Repurchases, Redemptions and Conversions

Overview

Actavis’ memorandum and articles of association provide that any ordinary share which Actavis has agreed to acquire shall be deemed to be a redeemable share, unless the board resolves otherwise. Accordingly, for Irish law purposes, the repurchase of ordinary shares by Actavis will technically be effected as a redemption of those shares as described below under “—Repurchases and Redemptions by Actavis” beginning on page 237 of this joint proxy statement/prospectus. If the articles of association of Actavis did not contain such provision, all repurchases by Actavis would be subject to many of the same rules that apply to purchases of Actavis ordinary shares by subsidiaries described below under “—Purchases by Subsidiaries of Actavis” beginning on page 238 of this joint proxy statement/prospectus including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Neither Irish law nor any constituent document of Actavis places limitations on the right of nonresident or foreign owners to vote or hold Actavis ordinary shares. Except where otherwise noted, references elsewhere in this joint proxy statement/prospectus to repurchasing or buying back Actavis ordinary shares refer to the redemption of ordinary shares by Actavis or the purchase of Actavis ordinary shares by a subsidiary of Actavis, in each case in accordance with the Actavis memorandum and articles of association and Irish law as described below.

Repurchases and Redemptions by Actavis

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. See also “—Dividends” and “Risk Factors” beginning on pages 236 and 34, respectively, of this joint proxy statement/prospectus. Actavis may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Actavis. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provision of Actavis’ articles of association described above, shareholder approval will not be required to redeem Actavis ordinary shares.

Actavis may also be given an additional general authority by its shareholders to purchase its own shares as overseas market purchases, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Actavis’ subsidiaries as described below. Actavis does not currently have the authority to make overseas purchases of its shares.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Actavis at any time must not exceed 10% of the nominal value of the issued share capital of Actavis. Actavis may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by Actavis or reissued subject to certain conditions.

Purchases by Subsidiaries of Actavis

Under Irish law, a subsidiary of Actavis may purchase Actavis ordinary shares either as overseas market purchases or off-market purchases. For a subsidiary of Actavis to make overseas market purchases of Actavis ordinary shares, the shareholders of Actavis must provide general authorization for such purchase by way of ordinary resolution. Subsidiaries of Actavis do not currently have the authority to make overseas market purchases of Actavis shares. In the absence of this general authority, for an off-market purchase by a subsidiary of Actavis, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of Actavis.

In order for a subsidiary of Actavis to make an overseas market purchase of Actavis’ ordinary shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which the Actavis ordinary shares are listed, is specified as a recognized stock exchange for this purpose by Irish company law.

The number of shares held by the subsidiaries of Actavis at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Actavis. While a subsidiary of Actavis holds Actavis ordinary shares, it cannot exercise any voting rights in respect of those shares. The acquisition of the Actavis ordinary shares by a subsidiary of Actavis must be funded out of distributable reserves of the subsidiary.

Lien on Shares, Calls on Shares and Forfeiture of Shares

Actavis’ articles of association provide that Actavis will have a first and paramount lien on every share for all moneys payable, whether presently due or not, payable in respect of such Actavis ordinary share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish company limited by shares such as Actavis and will only be applicable to Actavis ordinary shares that have not been fully paid up. The shares to be issued at the effective time of the Merger as the stock portion of the Merger Consideration will be fully paid up.

Bonus Shares

Under Actavis’ articles of association, the board of directors may resolve to capitalize any amount credited to any reserve (including the share premium account and the capital redemption reserve fund) or credited to the profit and loss account, and use such amount for the issuance to shareholders of shares as fully paid bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Consolidation and Division; Subdivision

Under its articles of association, Actavis may, by ordinary resolution, consolidate and divide its issued share capital into a smaller number of shares or subdivide its issued share capital into a larger number of shares.

Reduction of Share Capital

Actavis may, by ordinary resolution, reduce its authorized but unissued share capital in any way. Actavis also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Companies Acts.

Annual Meetings of Shareholders

Actavis held its first annual general meeting on May 9, 2014, and is required to hold its subsequent annual general meetings at intervals of no more than 15 months after the previous general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than 9 months after Actavis’ fiscal year-end.

Notice of an annual general meeting must be given to all Actavis shareholders and to the auditors of Actavis. The articles of association of Actavis provide for a minimum notice period of 21 clear days (i.e., 21 days excluding the day when the notice is given or deemed to be given and the day of the event for which it is given or on which it is to take effect), which is the minimum permitted under Irish law.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

At any annual general meeting, only such business may be conducted as has been brought before the meeting (1) by or at the direction of the board of directors, (2) in certain circumstances, at the direction of the Irish High Court, (3) as required by law or (4) such business that the chairman of the meeting determines is properly within the scope of the meeting. The business to be conducted at any annual general meeting must be set forth in the notice of the meeting. In addition, shareholders entitled to vote at an annual general meeting may make nominations of candidates for election to the board of directors.

Extraordinary General Meetings of Shareholders

Extraordinary general meetings of Actavis may be convened by (i) the board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of Actavis carrying voting rights, (iii) on requisition of Actavis’ auditors, or (iv) in exceptional cases, by order of the Irish High Court. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

Notice of an extraordinary general meeting must be given to all Actavis shareholders and to the auditors of Actavis. Under Irish law and Actavis’ articles of association, the minimum notice periods are 21 clear days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 clear days’ notice in writing for any other extraordinary general meeting.

In the case of an extraordinary general meeting convened by shareholders of Actavis, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the Actavis board of directors has 21 days to convene a meeting of Actavis shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of Actavis’ receipt of the requisition notice.

If the board of directors becomes aware that the net assets of Actavis are not greater than half of the amount of Actavis’ called-up share capital, the directors of Actavis must convene an extraordinary general meeting of Actavis shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.

Quorum for General Meetings

The articles of association of Actavis provide that no business shall be transacted at any general meeting unless a quorum is present. A quorum requires the presence of at least two persons holding or representing by proxy (whether or not such holder actually exercises his voting rights in whole, in part or at all at the meeting) more than 50% of the total issued voting rights of Actavis’ shares, unless a class of Actavis shares has only one holder, in which case the presence of that one holder constitutes a quorum. Abstentions will be counted as present for purposes of determining whether there is a quorum.

Voting

Actavis’ articles of association provide that except where a greater majority is required by the Companies Acts, any question, business or resolution proposed at any general meeting shall be decided by a simple majority of the votes cast.

At any meeting of Actavis, all resolutions will be decided on a show of hands unless a poll is demanded by: (i) the chairman, (ii) at least three shareholders present in person or by proxy, (iii) any shareholder or shareholders present in person or by proxy and holding not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting, or (iv) any shareholder or shareholders holding shares in Actavis conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. If voting takes place on a poll, rather than a show of hands, every shareholder entitled to vote has one vote for each share held unless otherwise provided in Actavis’ articles of association. Voting rights may be exercised by shareholders registered in the share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. All proxies must be appointed in accordance with Actavis’ articles of association.

In accordance with Actavis’ articles of association, the board of directors may from time to time cause Actavis to issue serial preferred or any other class or series of shares. These shares may have such voting rights, if any, as may be specified in the terms of such shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the shares). Treasury shares or Actavis ordinary shares that are held by subsidiaries of Actavis will not be entitled to be voted at general meetings of shareholders.

Irish company law requires special resolutions of the shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

(i) amending the objects or memorandum of association of Actavis;

(ii) amending the articles of association of Actavis;

(iii) approving a change of name of Actavis;

(iv) authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

(v) opting out of preemption rights on the issuance of new Actavis shares;

(vi) re-registration of Actavis from a public limited company to a private company;

(vii) variation of class rights attaching to classes of Actavis shares (where the articles of association do not provide otherwise);

(viii) purchase by Actavis of its shares off-market;

(ix) reduction of Actavis’ issued share capital;

(x) sanctioning a compromise/scheme of arrangement involving Actavis;

(xi) resolving that Actavis be wound up by the Irish courts;

(xii) resolving in favor of a shareholders’ voluntary winding-up;

(xiii) re-designation of Actavis shares into different share classes; and

(xiv) setting the reissue price of Actavis treasury shares.

Action by Written Consent

Actavis’ articles of association provide that anything which may be done by resolution at a general meeting may be done by resolution in writing, but only if it is signed by or on behalf of all of the shareholders who would be entitled to attend the relevant meeting and vote on the relevant resolution, subject to the requirements of the Companies Acts.

Variation of Rights Attaching to a Class or Series of Shares

Under the Actavis articles of association and the Companies Acts, any variation of class rights attaching to the issued Actavis ordinary shares must be approved in writing by holders of three-quarters of the issued shares in that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

The provisions of the articles of association of Actavis relating to general meetings apply to general meetings of the holders of any class of shares except that the necessary quorum is determined with reference to the shares of the holders of the class.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of the memorandum and articles of association of Actavis; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of Actavis; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Actavis; (iv) receive copies of balance sheets and directors’ and auditors’ reports of Actavis which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any subsidiary of Actavis which have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years. The auditors of Actavis will also have the right to inspect all books, records and vouchers of Actavis. The auditors’ report must be circulated to the shareholders with Actavis’ financial statements prepared in accordance with Irish law 21 clear days before the annual general meeting and must be read to the shareholders at Actavis’ annual general meeting.

Acquisitions

An Irish public limited company such as Actavis may be acquired in a number of ways, including:

(i) a court-approved scheme of arrangement under the Companies Acts. A scheme of arrangement with Actavis shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;

(ii) through a tender or takeover offer by a third party for all of the Actavis ordinary shares. Where the holders of 80% or more of Actavis’ ordinary shares have accepted an offer for their shares in Actavis, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting Actavis shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If Actavis ordinary shares were to be listed on the Irish Stock Exchange (referred to in this joint proxy statement/prospectus as the “ISE”) or another regulated stock exchange in the European Union, this threshold would be increased to 90%; and

(iii) it is also possible for Actavis to be acquired by way of a transaction with an EU-incorporated company under the EU Cross-Border Mergers Directive 2005/56/EC. Such a transaction must be approved by a special resolution. If Actavis is being merged with another EU company under the EU Cross-Border Mergers Directive 2005/56/EC and the consideration payable to Actavis shareholders is not all in the form of cash, Actavis shareholders may be entitled to require their shares to be acquired at fair value.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as Actavis and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein) and the other company is the surviving entity, a shareholder (i) who voted against the special resolution approving the transaction or (ii) of a company in which 90% of the shares are held by the other party to the transaction has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the acquisition agreement.

In the event of a takeover of Actavis by a third party in accordance with the Irish Takeover Rules and the Companies Acts where the holders of 80% or more in value of a class of Actavis’ shares (excluding any shares already beneficially owned by the bidder) have accepted an offer for their shares, the remaining shareholders in that class may be statutorily required to transfer their shares, unless, within one month, the non-tendering shareholders can obtain an Irish court order otherwise providing. If the bidder does not exercise this “squeeze out” right, the non-tendering shareholders also have a statutory right to require the bidder to acquire their shares on the same terms as the original offer, or such other terms as the bidder and the non-tendering shareholders may agree or on such terms as an Irish court, on application of the bidder or non-tendering shareholder, may order.

Disclosure of Interests in Shares

Under the Companies Acts, Actavis shareholders must notify Actavis if, as a result of a transaction, the shareholder will become interested in 5% or more of the Actavis ordinary shares; or if as a result of a transaction a shareholder who was interested in 5% or more of the Actavis ordinary shares ceases to be so interested. Where a shareholder is interested in 5% or more of the Actavis ordinary shares, the shareholder must notify Actavis of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the Actavis shares in which the shareholder is interested as a proportion of the entire nominal value of the issued share capital of Actavis (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage this figure may be rounded down to the next whole number. Actavis must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any Actavis ordinary shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, Actavis, under the Companies Acts, may, by notice in writing, require a person whom Actavis knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in Actavis’ relevant share capital to: (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in the Actavis ordinary shares, to provide additional information, including the person’s own past or present interests in Actavis ordinary shares. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, Actavis may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Acts, as follows:

(i) any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;

(ii) no voting rights shall be exercisable in respect of those shares;

(iii) no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(iv) no payment shall be made of any sums due from Actavis on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

In the event Actavis is in an offer period pursuant to the Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in Actavis securities of 1% or more.

Anti-Takeover Provisions

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% or more of the voting rights of Actavis will be governed by the Irish Takeover Panel Act 1997 (referred to in this joint proxy statement/prospectus as the “Takeover Panel Act”) and the Irish Takeover Rules 2013 (referred to in this joint proxy statement/prospectus as the “Irish Takeover Rules” or the “Takeover Rules”) made thereunder and will be regulated by the Panel. The “General Principles” of the Takeover Rules and certain important aspects of the Takeover Rules are described below.

General Principles

The Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Panel:

(i) in the event of an offer, all holders of security of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

(ii) the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

(iii) the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

(iv) false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

(v) a bidder must announce an offer only after ensuring that he or she can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

(vi) a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

(vii) a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquires shares or other voting rights in Actavis may be required under the Takeover Rules to make a mandatory cash offer for the remaining outstanding shares in Actavis at a price not less than the highest price paid for the shares by the acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in Actavis, unless the Panel otherwise consents. An acquisition of shares by a person holding (together with its concert parties) shares representing between 30% and 50% of the voting rights in Actavis would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

If a person makes a voluntary offer to acquire outstanding Actavis shares, the offer price must be no less than the highest price paid for Actavis shares by the bidder or its concert parties during the three month period prior to the commencement of the offer period. The Panel has the power to extend the “look back” period to 12 months if the Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired Actavis shares (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total Actavis shares or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per Actavis share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total Actavis shares in the 12-month period prior to the commencement of the offer period if the Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of Actavis. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of Actavis is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of Actavis and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, the Actavis board of directors is not permitted to take any action which might frustrate an offer for the Actavis ordinary shares once the board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

(i) the action is approved by Actavis’ shareholders at a general meeting; or

(ii) the Panel has given its consent, where:

(1) it is satisfied the action would not constitute frustrating action;

(2) Actavis shareholders that hold 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(3) the action is taken in accordance with a contract entered into prior to the announcement of the offer; or

(4) the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Certain other provisions of Irish law or the Actavis memorandum and articles of association may be considered to have anti-takeover effects, including those described under the following captions: “—Capital Structure—Authorized Share Capital” (regarding issuance of serial preferred shares) beginning on page 235 of this joint proxy statement/prospectus, “—Preemption Rights, Share Warrants and Options” beginning on page 236 of this joint proxy statement/prospectus, “—Disclosure of Interests in Shares” beginning on page 242 of this joint proxy statement/prospectus, “Comparison of the Rights of Holders of Actavis Ordinary Shares and Allergan Common Stock—Removal of Directors; Newly Created Directorships and Vacancies” beginning on page 209 of this joint proxy statement/prospectus, “Comparison of the Rights of Holders of Actavis Ordinary Shares and Allergan Common Stock—Amendments of Governing Documents” beginning on page 232 of this joint proxy statement/prospectus, “Comparison of the Rights of Holders of Actavis Ordinary Shares and Allergan Common Stock—Calling Special Meetings of Shareholders” beginning on page 218 of this joint proxy statement/prospectus and “Comparison of the Rights of Holders of Actavis Ordinary Shares and Allergan Common Stock—Notice Provisions” beginning on page 219 of this joint proxy statement/prospectus.

Insider Dealing

The Irish Takeover Rules also provide that no person, other than the bidder, who is privy to confidential price-sensitive information concerning an offer made in respect of the acquisition of a company (or a class of its securities) or a contemplated offer shall deal in relevant securities of the target during the period from the time at which such person first has reason to suppose that such an offer, or an approach with a view to such an offer being made, is contemplated to the time of (1) the announcement of such offer or approach or (2) the termination of discussions relating to such offer, whichever is earlier.

Corporate Governance

The articles of association of Actavis allocate authority over the day-to-day management of Actavis to the board of directors. The board of directors may then delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether directors or not) as it thinks fit, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of Actavis. Committees may meet and adjourn as they determine proper. Unless otherwise determined by the board of directors, the quorum necessary for the transaction of business at any committee meeting shall be a majority of the members of such committee then in office unless the committee shall consist of one or two members, in which case one member shall constitute a quorum.

Legal Name; Formation; Fiscal Year; Registered Office

The current legal and commercial name of Actavis is Actavis plc. Actavis was incorporated in Ireland on May 16, 2013 as a private limited company, under the name Actavis Global Pharmaceuticals Limited

(registration number 527629) and converted into a public limited company on September 20, 2013. Actavis’ fiscal year ends on December 31 and Actavis’ registered address is 1 Grand Canal Square, Docklands, Dublin 2, Ireland. For more information regarding Actavis, see “Where You Can Find More Information” beginning on page 262 of this joint proxy statement/prospectus.

Appointment of Directors

Actavis’ articles of association provide that (subject to: (i) automatic increases to accommodate the exercise of the rights of holders of any class or series of shares in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series; and/or (ii) any ordinary resolution passed by shareholders increasing the number of directors) the number of directors will be not less than five and not more than 14.

At each annual general meeting of Actavis, all the directors shall retire from office and be reeligible for reelection. Upon the resignation or termination of office of any director, if a new director shall be appointed to the board he will be designated to fill the vacancy arising.

No person shall be appointed director unless nominated as follows:

(i) by the affirmative vote of two-thirds of the board of Actavis;

(ii) with respect to election at an annual general meeting, by any shareholder who holds ordinary shares or other shares carrying the general right to vote at general meetings of Actavis, who is a shareholder at the time of the giving of the notice and at the time of the relevant annual general meeting and who timely complies with the notice procedures set out in the articles of association;

(iii) with respect to election at an extraordinary general meeting requisitioned in accordance with Section 132 of the Companies Act, by a shareholder or shareholders who hold ordinary shares or other shares carrying the general right to vote at general meetings of Actavis and who make such nomination in the written requisition of the extraordinary general meeting; or

(iv) by holders of any class or series of shares in Actavis then in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series, but only to the extent provided in such terms of issue.

Directors shall be appointed as follows:

(i) by shareholders by ordinary resolution at the annual general meeting in each year or at any extraordinary general meeting at which a resolution seeking the appointment of a director is proposed;

(ii) by the board in accordance with the articles of association; or

(iii) so long as there is in office a sufficient number of directors to constitute a quorum of the board, the directors shall have the power at any time and from time to time to appoint any person to be director, either to fill a vacancy in the board or as an addition to the existing directors but so that the total number of directors shall not any time exceed the maximum number provided for in the articles of association.

Removal of Directors

Under the Companies Acts, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against Actavis in respect of his or her removal.

The board of directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any maximum number of directors so fixed. Actavis may by ordinary resolution elect another person in place of a director removed from office and without prejudice to the powers of the directors under the articles of association, Actavis in general meeting may elect any person to be a director to fill a vacancy or an additional director, subject to the maximum number of directors set out in the articles of association.

Duration; Dissolution; Rights upon Liquidation

Actavis’ duration is unlimited. Actavis may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding-up, a special resolution of shareholders is required. Actavis may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Actavis has failed to file certain returns. Actavis may also be dissolved by the Director of Corporate Enforcement in Ireland where the affairs of Actavis have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that Actavis should be wound up.

The rights of the shareholders to a return of Actavis’ assets on dissolution or winding-up, following the settlement of all claims of creditors, may be prescribed in Actavis’ articles of association or the terms of any serial preferred shares issued by the directors of Actavis from time to time. The holders of serial preferred shares in particular may have the right to priority in a dissolution or winding-up of Actavis. If the memorandum and articles of association contain no specific provisions in respect of dissolution or winding-up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. Actavis’ articles of association provide that the ordinary shareholders of Actavis are entitled to participate pro rata in a winding-up, but their right to do so is subject to the rights of any holders of the serial preferred shares to participate under the terms of any series or class of such shares.

Uncertificated Shares

Holders of Actavis ordinary shares have the right upon request to require Actavis to issue certificates for their shares. Subject to any such requests, Actavis intends only to issue uncertificated ordinary shares.

Stock Exchange Listing

Actavis’ ordinary shares are listed on the NYSE under the symbol “ACT.” Actavis’ ordinary shares are not listed on the ISE or any other exchange.

No Sinking Fund

The Actavis ordinary shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

The Actavis ordinary shares to be issued as the stock portion of the Merger Consideration will be duly and validly issued and fully paid.

Transfer and Registration of Shares

The transfer agent for Actavis maintains the share register, registration in which will be determinative of membership in Actavis. A shareholder of Actavis who holds shares beneficially will not be the holder of record of such shares. Instead, the depository or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in Actavis’ official share register, as the depository or other nominee will remain the record holder of any such shares.

A written instrument of transfer is required under Irish law in order to register on Actavis’ official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on Actavis’ official Irish share register. However, a shareholder who holds shares outside of DTC may transfer those shares into DTC (or vice versa) without giving rise to Irish stamp duty, provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares by a beneficial owner to a third party.

Any transfer of Actavis ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. Actavis’ articles of association allow Actavis, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a buyer. In the event of any such payment, Actavis is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement from the buyer, (ii) set off the amount of the stamp duty against future dividends payable to the buyer and (iii) claim a lien against the Actavis ordinary shares on which it has paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Actavis ordinary shares has been paid unless one or both of such parties is otherwise notified by Actavis.

Actavis’ memorandum and articles of association delegate to Actavis’ secretary the authority to execute an instrument of transfer on behalf of a transferring party.

In order to help ensure that the official share register is regularly updated to reflect trading of Actavis ordinary shares occurring through normal electronic systems, Actavis intends to regularly produce any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that Actavis notifies one or both of the parties to a share transfer that it believes stamp duty is required to be paid in connection with the transfer and that it will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from Actavis for this purpose) or request that Actavis execute an instrument of transfer on behalf of the transferring party in a form determined by Actavis. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to Actavis’ transfer agent, the buyer will be registered as the legal owner of the relevant shares on Actavis’ official Irish share register (subject to the matters described below).

The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS

(ACTAVIS)

The following table sets forth as of December 31, 2014 (or such other date set forth in the footnotes to this table, as applicable), and based on 265,902,243 ordinary shares outstanding as of such date, the name, address (where required) and beneficial ownership of each person (including any “group” as defined in Section 13(d)(3) of the Exchange Act) known by Actavis to be the beneficial owner of more than 5% of Actavis ordinary shares, and the beneficial ownership of Actavis ordinary shares by (i) each Actavis director; (ii) each Actavis named executive officer and (iii) all current directors and executive officers (including named executive officers) as a group. As of December 31, 2014, unless otherwise indicated in the footnotes to this table, no shares have been pledged as security by any of the Actavis directors or executive officers named below, none of the Actavis directors or executive officers held rights to acquire beneficial ownership of Actavis ordinary shares within 60 days of such date, and no individual director, nominee or named executive officer beneficially owned more than 1% of Actavis’ ordinary shares as of such date.

Unless otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, Actavis believes the persons named in this table have sole voting and investment power as of the date indicated above with respect to all ordinary shares reflected in this table. The business address of Actavis’ directors and named executive officers is 1 Grand Canal Square, Docklands, Dublin 2, Ireland.

Name and Address of Beneficial Owner	Ordinary Shares(1)		Percent of Class
5% Holder(s)
FMR LLC 245 Summer Street Boston, MA 02210	18,432,968	(2)	6.9%
Wellington Management Co LLP 280 Congress Street Boston, MA 02210	14,967,385	(3)	5.6%
Vanguard Group, Inc. PO Box 2600 V26 Valley Forge, PA 19482	13,743,139	(4)	5.2%
Officers and Directors
James H. Bloem	8,942	(14)	*
Christopher H. Bodine	12,771	(14)	*
Tamar D. Howson	2,088	(14)	*
John A. King, Ph.D.	65,789	(5)(14)	*
Catherine M. Klema	20,750	(14)	*
Jiri Michal	1,839	(15)	*
Patrick J. O’Sullivan	3,412	(14)	*
Ronald R. Taylor	23,084	(14)	*
Andrew L. Turner	1,142	(14)	*
Fred G. Weiss	25,417	(14)	*
Paul M. Bisaro	399,995		*
Robert A. Stewart	41,253		*
Brenton L. Saunders	105,651	(6)	*
Karen Ling	9,838	(7)	*
Nesli Basgoz, M.D.	22,846	(8)(16)	*
Christopher J. Coughlin	17,589	(9)(16)	*
A. Robert D. Bailey	7,799	(10)	*
David Buchen	59,966		*
William Meury	133,202	(11)	*
Charles Mayr	11,396		*
Maria Teresa Hilado	0		*
James D’Arecca	0		*
Jack Michelson	1,877	(12)	*
Sigurdur Olafsson	71,947	(12)	*
G. Frederick Wilkinson	15,412	(12)	*
R. Todd Joyce	40,000	(13)	*
All current directors and executive officers as a group (22 individuals)	974,769		*

*	Represents less than 1% of the outstanding Actavis ordinary shares.

(1)	Ordinary shares includes voting securities represented by shares held of record, shares held by a bank, broker or nominee for the person’s account and shares held through family trust arrangements, including any shares of restricted stock which remain subject to sale restrictions.

(2)	According to a 13F-HR filed with the SEC on November 14, 2014 by FMR LLC and its affiliates. As of September 30, 2014, FMR LLC had defined investment discretion and sole voting authority over 165,269 ordinary shares, Fidelity Management & Research Co. and FMR Co. Inc. had defined investment discretion over 17,836,245 ordinary shares, sole voting authority over 278,570 ordinary shares and shared voting authority over 17,557,675 ordinary shares, Fidelity Management Trust Co. had defined investment discretion and sole voting authority over 84,195 ordinary shares, Strategic Advisers Inc. had defined investment discretion and sole voting authority over 12,066 ordinary shares, Pyramis Global Advisors Trust Co. had defined investment discretion over 235,957 ordinary shares, sole voting authority over 204,171 ordinary shares and shared voting authority over 31,786 ordinary shares, and Pyramis Global Advisors, LLC had defined investment discretion over 99,236 ordinary shares, sole voting authority over 59,020 ordinary shares and shared voting authority over 40,216 ordinary shares.

(3)	According to a 13F-HR filed with the SEC on November 14, 2014 by Wellington Management Company LLP and its affiliates. As of September 30, 2014, Wellington Management Company LLP had sole investment discretion over 14,425,230 ordinary shares, sole voting authority over 4,149,776 ordinary shares and no voting authority over 10,275,454 ordinary shares, Wellington Trust Company, NA had defined investment discretion and shared voting authority over 335,363 ordinary shares, Wellington Management International, Ltd. had defined investment discretion over 54,484 ordinary shares, shared voting authority over 44,623 ordinary shares and no voting authority over 9,861 ordinary shares and Wellington International Management Company Pte Ltd had defined investment discretion over 152,308 ordinary shares, shared voting authority over 78,454 ordinary shares and no voting authority over 73,854 ordinary shares.

(4)	According to a 13F-HR filed with the SEC on November 12, 2014 by Vanguard Group, Inc. and its affiliates. As of September 30, 2014, Vanguard Group Inc. had sole investment discretion over 13,328,410 ordinary shares, sole voting authority over 96,685 ordinary shares and no voting authority over 13,231,725 ordinary shares, Vanguard Fiduciary Trust Company has defined investment discretion and sole voting authority over 339,934 ordinary shares and Vanguard Investments Australia, Ltd. has defined investment discretion and no voting authority over 74,795 ordinary shares.

(5)	Includes 64,647 ordinary shares held by Pandalena Limited, which Dr. King may be deemed to indirectly beneficially own.

(6)	Includes 90,246 ordinary shares for which Mr. Saunders has the right to acquire beneficial ownership, as of December 31, 2014, or within 60 days thereafter, pursuant to the exercise of stock options.

(7)	Includes 6,958 ordinary shares for which Ms. Ling has the right to acquire beneficial ownership, as of December 31, 2014, or within 60 days thereafter, pursuant to the exercise of stock options.

(8)	Includes 19,726 ordinary shares for which Dr. Basgoz has the right to acquire beneficial ownership, as of December 31, 2014, or within 60 days thereafter, pursuant to the exercise of stock options.

(9)	Includes 15,927 ordinary shares for which Mr. Coughlin has the right to acquire beneficial ownership, as of December 31, 2014, or within 60 days thereafter, pursuant to the exercise of stock options.

(10)	Includes 3,401 ordinary shares for which Mr. Bailey has the right to acquire beneficial ownership, as of December 31, 2014, or within 60 days thereafter, pursuant to the exercise of stock options.

(11)	Includes 82,157 ordinary shares for which Mr. Meury has the right to acquire beneficial ownership, as of December 31, 2014, or within 60 days thereafter, pursuant to the exercise of stock options.

(12)	Mr. Michelson is no longer a director and Mr. Olafsson and Mr. Wilkinson are no longer officers or employees of Actavis, and the amounts shown for each reflect their share ownership as of the dates of their respective last Form 4 filings made with the SEC. None of Mr. Michelson, Mr. Olafsson and Mr. Wilkinson currently has any outstanding rights granted by Actavis to acquire beneficial ownership of ordinary shares. Mr. Michelson’s last Form 4 was filed on October 1, 2013, Mr. Olafsson’s last Form 4 was filed on November 11, 2013, and Mr. Wilkinson’s last Form 4 was filed on December 2, 2013.

(13)	Represents 40,000 shares held in trust. Mr. Joyce is no longer an officer or employee of Actavis and the amount shown reflects his ordinary share ownership as of the date of his last Form 4 filing with the SEC. Mr. Joyce’s last Form 4 was filed on July 3, 2014.

(14)	Includes 1,142 restricted ordinary shares of Actavis that will vest in full the day before the 2015 Annual Shareholder Meeting.

(15)	Represents 1,839 restricted ordinary shares of Actavis that will vest in full the day before the 2015 Annual Shareholder Meeting.

(16)	Includes 694 restricted ordinary shares of Actavis that will vest in full the day before the 2015 Annual Shareholder Meeting.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS (ALLERGAN)

The following table sets forth information as of December 31, 2014, regarding the beneficial ownership of Allergan common stock by (i) each Allergan director, (ii) Allergan’s Chief Executive Officer, Allergan’s Chief Financial Officer, each of Allergan’s three other most highly compensated executive officers for the year ended December 31, 2013, Allergan’s former Chief Financial Officer and (iii) all of Allergan’s current directors and executive officers as a group.

	Vested Shares of Common Stock Owned(1)	Rights to Acquire Shares of Common Stock(2)	Unvested Shares of Restricted Stock	Total Shares of Common Stock Beneficially Owned	Percent of Class(3)
Directors:
Deborah Dunsire, M.D.	25,331	66,064	0	91,395	*
Michael R. Gallagher	37,954	61,398	0	99,352	*
Trevor M. Jones, Ph.D.	2,375	51,872	0	54,247	*
Louis J. Lavigne, Jr.	15,649	0	0	15,649	*
Peter J. McDonnell, M.D.	3,108	0	0	3,108	*
Timothy D. Proctor	3,108	1,075	0	4,183	*
David E.I. Pyott	234,174	2,577,139	0	2,811,313	*
Russell T. Ray	25,918	54,600	0	80,518	*
Henri A. Termeer(4)	0	0	0	0	*

Other Named Executive Officers:
Douglas S. Ingram	30,109	597,557	0	627,666	*
James Hindman(5)	33,893	136,989	2,700	173,582
Scott M. Whitcup, M.D.	20,492	632,653	0	653,505	*
Julian S. Gangolli	20,619	183,182	3,000	206,801	*
Jeffrey L. Edwards(5)	20,265	123,953	0	144,218	*
All current directors and executive officers (as a group 18 persons, including those named above)	502,175	5,009,845	8,400	5,520,420	1.814%

*	Beneficially owns less than 1% of the issued and outstanding shares of Allergan common stock.

(1)	In addition to shares held in the individual’s sole name, this column includes: (1) shares held by the spouse of the named person and shares held in various trusts; and (2) for executive officers, shares held in trust for the benefit of the named employee in our Savings and Investment Plan and Employee Stock Ownership Plan as of December 31, 2014.

(2)	This column also includes shares which the person or group has the right to acquire within 60 days of December 31, 2014 as follows: (1) for executive officers, these shares may be acquired upon the exercise of stock options and vesting of restricted stock units; and (2) for non-employee directors, these shares include shares that may be acquired upon the exercise of stock options and vesting of restricted stock units, as well as shares accrued under Allergan’s Deferred Directors’ Fee Program as of December 31, 2014. Under Allergan’s Deferred Directors’ Fee Program, participants may elect to defer all or a portion of their retainer and meeting fees until termination of their status as a director. Deferred amounts are treated as having been invested in Allergan common stock such that on the date of deferral the director is credited with a number of phantom shares of Allergan common stock equal to the amount of fees deferred divided by the market price of a share of Allergan common stock as of the date of deferral. Upon termination of a director’s service on the Allergan board of directors, the director will receive shares of Allergan common stock equal to the number of phantom shares of Allergan common stock credited to such director under the Deferred Directors’ Fee Program.

(3)	Based on 299,232,684 shares of Allergan common stock outstanding as of December 31, 2014 (not including approximately 8,373,176 shares of Allergan common stock held in treasury). Unless otherwise indicated in the footnotes and subject to community property laws where applicable, each of the directors and nominees, named executive officers and executive officers has sole voting and/or investment power with respect to such shares.

(4)	Mr. Termeer was appointed to the Allergan board of directors on January 24, 2014.

(5)	On August 18, 2014, Mr. Edwards resigned from his position as Executive Vice President, Finance and Business Development, Chief Financial Officer due to family commitments and Mr. Hindman was appointed to serve in that position, effective immediately.

Stockholders Holding 5% or More

Except as set forth below, Allergan’s management is not aware of any person who is the beneficial owner of more than 5% of the issued and outstanding shares of Allergan common stock.

Name and Address of Beneficial Owners	Shares Beneficially Owned	Percent of Class(1)
BlackRock, Inc.(2) 40 East 52nd Street New York, NY 10022	17,416,972	5.8%

Pershing Square Capital Management, L.P.(3) 888 Seventh Avenue, 42nd Floor New York, NY 10019	26,635,978	8.9%

PS Management GP, LLC(3) 888 Seventh Avenue, 42nd Floor New York, NY 10019	26,635,978	8.9%

William A. Ackman(3) 888 Seventh Avenue, 42nd Floor New York, NY 10019	26,635,978	8.9%

(1)	Based on 299,232,684 shares of Allergan common stock outstanding as of December 31, 2014 (not including 8,373,176 shares of Allergan common stock held in treasury).

(2)	Based on information provided pursuant to a statement on a Schedule 13G/A filed with the SEC on January 28, 2014 by BlackRock, Inc. BlackRock reported that it has sole voting power with respect to 14,470,789 shares and sole dispositive power with respect to 17,416,972 shares.

(3)	Based on information provided pursuant to a statement on a Schedule 13D/A filed with the SEC on November 23, 2014 by Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman, pursuant to which the three parties reported that they have shared beneficial ownership with respect to 26,635,978 shares and shared voting power with respect to 26,635,978 shares.

EXPERTS

The combined financial statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. as of December 31, 2011 and 2010, and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG ehf., independent auditors, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The financial statements, the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K of Actavis plc for the year ended December 31, 2013, as amended by Actavis plc’s Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of Warner Chilcott plc, acquired in a purchase business combination in 2013, from the audit of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K of Warner Chilcott plc (SEC File No. 000-53772) for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Aptalis Holdings Inc. as of and for the year ended September 30, 2013 incorporated in this joint proxy statement/prospectus by reference to the Current Report on Form 8-K filed by Actavis plc on March 25, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated balance sheets of Forest Laboratories, Inc. and its subsidiaries as of March 31, 2014 and March 31, 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years ended March 31, 2014, March 31, 2013 and March 31, 2012, and the Notes to Consolidated Financial Statements and the Report of Independent Registered Public Accounting Firm incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K filed by Forest Laboratories, Inc. (SEC File No. 001-05438) for the year ended March 31, 2013 have been so incorporated in reliance on the report of BDO USA LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Allergan, Inc. appearing in Allergan, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013 (including the schedule appearing therein), and the effectiveness of Allergan, Inc.’s internal control over financial reporting as of December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated in this joint proxy statement/prospectus herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

VALIDITY OF ORDINARY SHARES

Arthur Cox, Irish counsel to Actavis, has passed upon the validity of the Actavis ordinary shares offered by this joint proxy statement/prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

CERTAIN OF THE DIRECTORS AND EXECUTIVE OFFICERS OF ACTAVIS MAY BE NONRESIDENTS OF THE UNITED STATES. ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF SUCH NONRESIDENT PERSONS AND OF ACTAVIS ARE LOCATED OUTSIDE THE UNITED STATES. AS A RESULT, IT MAY NOT BE POSSIBLE TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON SUCH PERSONS OR ACTAVIS, OR TO ENFORCE AGAINST SUCH PERSONS OR ACTAVIS IN U.S. COURTS JUDGMENTS OBTAINED IN SUCH COURTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF THE FEDERAL SECURITIES LAWS OF THE UNITED STATES. ACTAVIS HAS BEEN ADVISED BY COUNSEL THAT THERE IS DOUBT AS TO THE ENFORCEABILITY IN IRELAND AGAINST ACTAVIS AND/OR ITS EXECUTIVE OFFICERS AND DIRECTORS WHO ARE NON-RESIDENTS OF THE UNITED STATES, IN ORIGINAL ACTIONS OR IN ACTIONS FOR ENFORCEMENT OF JUDGMENTS OF U.S. COURTS, OF LIABILITIES PREDICATED SOLELY UPON THE SECURITIES LAWS OF THE UNITED STATES.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the Actavis nor the Allergan boards of directors know of any matters that will be presented for consideration at the Actavis EGM or the Allergan special meeting other than as described in this joint proxy statement/prospectus. However, if any other matter shall properly come before either the Actavis EGM or the Allergan special meeting or any adjournment or postponement thereof (to the extent permitted by the Merger Agreement) and shall be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notices of the Actavis EGM and the Allergan special meetings (unless discretionary voting authority is withheld as set forth in the applicable proxy card).

ACTAVIS ANNUAL MEETING SHAREHOLDER PROPOSALS

Shareholder Proposals in the Proxy Statement for the 2015 Annual Meeting. The deadline for submitting a shareholder proposal for Actavis’ 2015 Annual Meeting of Shareholders pursuant to either Rule 14a-8 of the Exchange Act or Actavis’ articles of association passed on November 28, 2014. However, in the event that less than 70 days’ notice or prior public disclosure of the date of the 2015 Annual Meeting is given or made to shareholders, a shareholder proposal may be delivered not later than the close of business on the 15th calendar day following the day on which public announcement of the date of the 2015 Annual Meeting is first made.

ALLERGAN ANNUAL MEETING STOCKHOLDER PROPOSALS

If the Merger is completed, Allergan will not have public stockholders and there will be no public participation in any future meeting of stockholders. However, if the Merger is not completed or if Allergan is otherwise required to do so under applicable law, Allergan will hold a 2015 annual meeting of stockholders. Any stockholder nominations or proposals for other business intended to be presented at Allergan’s next annual meeting must be submitted to Allergan as set forth below.

Stockholder Proposals for Inclusion in Proxy Statement

The deadline for submitting a stockholder proposal for inclusion in Allergan’s proxy statement pursuant to Rule 14a-8 under the Exchange Act for its 2015 annual meeting of stockholders was November 26, 2014.

Other Stockholder Proposals for Annual Meeting

Allergan’s certificate of incorporation contains an advance notice provision with respect to matters to be brought at an annual meeting of stockholders and not included in Allergan’s proxy statement. Allergan’s bylaws expand upon and supplement the advance notice provisions in Allergan’s certificate of incorporation, and any written notice furnished by a stockholder must set forth certain additional information as set forth in Allergan’s certificate of incorporation and bylaws. Pursuant to Allergan’s certificate of incorporation and bylaws, only such business shall be conducted at an annual meeting of stockholders as is properly brought before the meeting. For business to be properly brought before an annual meeting by a stockholder, in addition to any other applicable requirements, timely notice of the matter must be first given to Allergan’s Secretary. To be timely, written notice must be received by Allergan’s Secretary not less than 30 days nor more than 60 days prior to the date of the scheduled meeting. If less than 40 days’ notice or prior public disclosure of the date of the scheduled meeting to stockholders is given, then notice of the proposed business matter must be received by Allergan’s Secretary not later than the close of business on the 10th day following the earlier of the day on which notice of the meeting was mailed or the day on which such public disclosure was made.

While the Allergan board of directors will consider proper stockholder proposals that are properly brought before the annual meeting, we reserve the right to omit from Allergan’s 2015 proxy statement stockholder proposals that we are not required to include under the Exchange Act, including Rule 14a-8 thereunder.

Stockholder Nominations of Directors at the Allergan’s Annual Meeting

Allergan’s certificate of incorporation provides that any stockholder entitled to vote for the election of directors at a meeting of stockholders may nominate persons for election as directors at the annual meeting only if timely written notice of such stockholder’s intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to Allergan, Inc., Attn: Secretary, P.O. Box 19534, Irvine, CA 92623. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the address provided above not less than 30 days nor more than 60 days prior to the scheduled annual meeting, regardless of any postponements, deferrals or adjournments of that meeting to a later date. If less than 40 days’ notice or prior public disclosure of the date of the scheduled annual meeting to stockholders is provided, then the stockholder must provide notice not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the scheduled annual meeting was mailed or the day on which such public disclosure was made. Any stockholder’s notice to Allergan’s Secretary concerning the nomination of persons for election as directors must set forth the information required pursuant to Allergan’s certificate of incorporation and Bylaws.

In the alternative, stockholders can at any time recommend for consideration by Allergan’s Corporate Governance and Compliance Committee qualified candidates for Allergan’s board of directors that meet the qualifications described in our 2013 annual proxy statement by submitting to us any recommendations for director candidates, along with appropriate biographical information, a brief description of such candidate’s qualifications and such candidate’s written consent to nomination, to the Corporate Governance and Compliance Committee, c/o Allergan, Inc., Attn: Secretary, P.O. Box 19534, Irvine, CA 92623. Submissions satisfying the required qualifications will be forwarded to the chairperson of the Corporate Governance and Compliance Committee or such other member of the Corporate Governance and Compliance Committee delegated to review and consider candidates for director nominees.

APPRAISAL RIGHTS

The following discussion is not a full summary of the provisions of Delaware law pertaining to appraisal rights and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this joint proxy statement/prospectus as Annex E. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless the context requires otherwise, all references in Section 262 of the DGCL and in this summary to a “stockholder” are to a record holder of Allergan common stock.

Under Section 262 of the DGCL, stockholders of a Delaware corporation are entitled to appraisal rights if they are required to accept cash (other than cash in lieu of fractional shares) for their shares in a merger.

Stockholders who have neither voted in favor of, nor consented in writing to, the Merger Proposal, who continuously hold such shares through the effective date of the Merger and who otherwise comply with Section 262 of the DGCL are entitled to appraisal rights. Appraisal rights entitle the holders to have the “fair value” of their shares of Allergan common stock determined by the Court, and to receive payment in cash of such “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value, in lieu of receiving the Merger Consideration. Record holders of Allergan common stock who elect to exercise appraisal rights must comply with all the procedures set forth in Section 262 of the DGCL in order to preserve those rights.

Under Section 262 of the DGCL, where a merger agreement for a proposed merger is to be submitted for adoption at a meeting of stockholders, as in the case of Allergan’s special meeting, the corporation submitting the matter to a vote of stockholders must, not less than 20 days prior to the meeting, notify each of its stockholders that appraisal rights are available, and must include in each such notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes such notice by Allergan to the holders of shares of Allergan’s common stock, and a copy of the full text of Section 262 of the DGCL as in effect with respect to this transaction is attached to this joint proxy statement/prospectus as Annex E.

ANY HOLDER OF ALLERGAN’S COMMON STOCK WHO WISHES TO EXERCISE APPRAISAL RIGHTS, OR WHO WISHES TO PRESERVE SUCH STOCKHOLDER’S RIGHT TO DO SO, SHOULD CAREFULLY REVIEW THE FOLLOWING DISCUSSION AND ANNEX E BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL OF SHARES OF ALLERGAN’S COMMON STOCK, ALLERGAN BELIEVES THAT, IF A STOCKHOLDER CONSIDERS EXERCISING SUCH RIGHTS, SUCH STOCKHOLDER SHOULD SEEK THE ADVICE OF LEGAL COUNSEL.

How to Exercise and Perfect Appraisal Rights

Allergan stockholders wishing to exercise the right to demand appraisal of their shares of Allergan common stock under Section 262 of the DGCL must do each of the following:

•	Deliver to Allergan a written demand for appraisal of their shares before the vote on the Merger Proposal at the Allergan special meeting;

•	Not vote in favor of the Merger Proposal at the Allergan special meeting (voting against, abstaining from voting or not voting at all will satisfy this requirement);

•	Continue to hold their shares of Allergan common stock from the date of making the demand through the effective date of the Merger; and

•	File (or Allergan, as the Surviving Corporation, must file) a petition in the Court, requesting a determination of the fair value of their shares, within 120 days after the effective date of the Merger. The Surviving Corporation is under no obligation to and has no present intention to file a petition, and holders should not assume that the Surviving Corporation will file a petition. Accordingly, it is the obligation of the holders of Allergan’s common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Allergan’s common stock within the time prescribed in Section 262 of the DGCL.

A vote in favor of the Merger Proposal, in person or by proxy, or the return of a signed proxy that does not contain voting instructions will, unless revoked, constitute a waiver of the stockholder’s appraisal rights and will nullify any previously filed written demand for appraisal. If you sign and return a proxy card that does not contain voting instructions or submit a proxy by telephone or through the Internet that does not contain voting instructions, you will effectively waive your appraisal rights because such shares represented by the proxy will, unless the proxy is revoked, be voted for the Merger Proposal. However, neither voting against the Merger Proposal, nor abstaining from voting or failing to vote on the Merger Proposal, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL.

Filing Written Demand

Holders of shares of Allergan’s common stock who decide to exercise their appraisal rights must make a demand, in writing, for appraisal of their shares of common stock prior to the taking of the vote on the Merger Proposal at the stockholders meeting. A demand for appraisal will be sufficient if it reasonably informs Allergan of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares of Allergan’s common stock. If you wish to exercise your appraisal rights you must be the record holder of such shares of Allergan’s common stock on the date the written demand for appraisal is made and you must continue to hold such shares through the effective date of the Merger. Accordingly, a stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the effective date of the Merger, will lose any right to appraisal in respect of such shares. A stockholder’s failure to make the written demand prior to the taking of the vote on the Merger Proposal will constitute a waiver of appraisal rights.

Only a holder of record of shares of Allergan’s common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal in respect of shares of Allergan’s common stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears in the Allergan common stock registry or on the stock certificates (as applicable), should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the Merger. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against the Merger Proposal.

If the shares are owned of record in a fiduciary capacity, such as by a trustee, a bank or trust company, guardian or custodian, or other nominee, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising appraisal rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares of common stock held in the name of the record owner. Beneficial owners who do not also hold their Allergan shares of record may not directly make appraisal demands to Allergan. The beneficial owner must, in such cases, have the owner of record, such as a broker, bank or other nominee, submit the required demand in respect of those shares of Allergan common stock. If a stockholder holds shares of Allergan’s common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights should consult with their brokers or other nominees promptly to determine and follow in a timely manner the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 of the DGCL should be sent or delivered to Allergan at:

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Attention: General Counsel

From and after the effective date of the Merger, any stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not be entitled to vote for any purpose the shares of Allergan’s common stock subject to appraisal or to receive payment of dividends or other distributions on such shares except for dividends or distributions payable to stockholders of record at a date prior to the effective date of the Merger.

Notice by the Surviving Corporation

Within 10 days after the effective date of the Merger, Allergan, as the Surviving Corporation in the Merger, must provide written notice to each holder of Allergan’s common stock, who properly asserted appraisal rights under Section 262 of the DGCL and has not voted for the Merger Proposal, that the Merger has become effective.

Withdrawing a Demand for Appraisal

At any time within 60 days after the effective date of the Merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement by delivering to Allergan, as the Surviving Corporation, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the Merger will require written approval of Allergan, as the Surviving Corporation. No appraisal proceeding in the Court will be dismissed as to any stockholder who does not withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within 60 days after the effective date of the Merger without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just. If the Surviving Corporation does not approve a request to withdraw a demand for appraisal when such approval is required, or, except with respect to any stockholder who withdraws such stockholder’s demand within 60 days after the effective date of the Merger, if the Court does not approve the dismissal of an appraisal proceeding with respect to a stockholder, such stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Merger Consideration being offered pursuant to the Merger Agreement.

Filing a Petition for Appraisal

Within 120 days after the effective date of the Merger, but not thereafter, Allergan, as the Surviving Corporation, or any holder of Allergan’s common stock who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Court demanding a determination of the fair value of the shares held by all dissenting holders. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the Surviving Corporation. As noted above, the Surviving Corporation is under no obligation to and has no present intention to file a petition, and holders should not assume that the Surviving Corporation will file a petition. Accordingly, it is the obligation of the holders of common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of common stock within the time prescribed in Section 262 of the DGCL. Within 120 days after the effective date of the Merger, any holder of common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares not voted in favor of the Merger Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the above requirement that demands for appraisal be made by record owners, a person who is the beneficial owner of shares of common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal in the Court as described in this paragraph or request to receive from the Surviving Corporation the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder of shares of Allergan’s common stock and a copy thereof is served upon the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days after being served with a copy of the petition to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Allergan common stock and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Court, the Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court may require the stockholders who demanded appraisal of their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Court may dismiss the proceedings as to the stockholder.

Determination of Fair Value

After the Court determines the holders of common stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court shall determine the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. When the fair value is determined, the Court will direct the payment of such value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates or, in the case of book-entry shares, forthwith.

In determining the fair value of the shares of Allergan common stock, and, if applicable, interest, the Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Merger if they did not seek appraisal of their shares and that an opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Neither Allergan, Actavis nor Merger Sub makes any representation as to the outcome of the appraisal of fair value as determined by the Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Neither Actavis, Merger Sub, nor Allergan anticipates offering more than the Merger Consideration to any stockholder of Allergan exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL the “fair value” of a share of common stock is less than the Merger Consideration. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the shares entitled to be appraised. In the absence of such determination or assessment, each party bears its own expenses.

If any stockholder who demands appraisal of his, her or its shares of Allergan’s common stock under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s shares of common stock will be deemed to have been converted at the effective date of the Merger into the right to receive the Merger Consideration pursuant to the Merger Agreement. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration offered pursuant to the Merger Agreement.

As noted above, failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. In light of the complexity of Section 262 of the DGCL, Allergan stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

HOUSEHOLDING OF PROXY MATERIALS

Under SEC rules, a single set of proxy statements may be sent to any household at which two or more stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information stockholders receive and reduces mailing and printing expenses. In accordance with a notice sent to certain stockholders who shared a single address, only one joint proxy statement/prospectus will be sent to that address unless any stockholder at that address requested that multiple sets of documents be sent.

If any Actavis shareholder who agreed to householding wishes to receive a separate proxy statement in the future, he or she may contact Actavis either by calling 1-862-261-7488, or by writing to Actavis plc, Investor Relations, Morris Corporate Center III, 400 Interpace Parkway, Parsippany, New Jersey 07054. Actavis shareholders sharing an address who wish to receive a single set of proxy statements may do so by contacting their brokers, banks or other nominees, if they are beneficial holders, or by contacting Actavis at the telephone number or the address set forth above, if they are record holders.

If any Allergan stockholder who agreed to householding wishes to receive a separate proxy statement in the future, he or she may write to Innisfree at 501 Madison Avenue, 20th Floor, New York, New York 10022. Allergan stockholders sharing an address who wish to receive a single set of proxy statements may do so by contacting their brokers, banks or other nominees, if they are beneficial holders, or by written request to the address set forth above, if they are record holders.

WHERE YOU CAN FIND MORE INFORMATION

Both Actavis and Allergan file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that either Actavis or Allergan files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the Public Reference Room. In addition, Actavis and Allergan file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from Actavis at http://www.actavis.com under the “Investors” link, then under heading “Financial Information” and then under the subheading “SEC Filings” or from Allergan by accessing Allergan’s website at http://www.allergan.com under the “Investors” link and then under the heading “Financial Reports.”

Actavis has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part with respect to the Actavis ordinary shares to be issued in the Merger. This joint proxy statement/prospectus constitutes the prospectus of Actavis filed as part of the registration statement. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This joint proxy statement/prospectus incorporates by reference documents that Actavis and Allergan have previously filed with the SEC, including those listed below.

You should rely only on the information contained in this joint proxy statement/prospectus or to which you have been referred. Actavis and Allergan have not authorized anyone to provide you with any additional information. This joint proxy statement/prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing or posting of this joint proxy statement/prospectus to shareholders of

Actavis or stockholders of Allergan nor the issuance of ordinary shares of Actavis in the transactions shall create any implication to the contrary.

This joint proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by Actavis (File No. 000-55075):

•	Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 25, 2014 (certain items, including the financial statements and related audit report have been superseded by Actavis’ current reports on Form 8-K filed on May 20, 2014 and December 5, 2014);

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on November 5, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed on August 5, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 5, 2014;

•	Current Reports on Forms 8-K and 8-K/A (only to the extent “filed” and not “furnished”), filed on January 31, 2014, February 19, 2014, March 11, 2014, March 25, 2014, March 28, 2014, April 3, 2014, April 21, 2014, May 12, 2014, May 14, 2014, May 20, 2014, May 22, 2014, May 23, 2014, June 9, 2014, June 10, 2014, June 11, 2014, June 13, 2014, June 17, 2014, June 20, 2014, June 24, 2014, June 30, 2014, July 3, 2014, October 6, 2014, October 8, 2014, November 12, 2014, November 17, 2014, November 18, 2014, December 5, 2014, December 12, 2014, December 22, 2014 and January 12, 2015; and

•	Definitive Proxy Statement on Schedule 14A, filed on March 28, 2014, as amended by Schedule 14A filed on April 11, 2014.

This joint proxy statement/prospectus also incorporates by reference the following document that has previously been filed with the SEC by Warner Chilcott Limited (File No. 333-199019):

•	The Management’s Discussion and Analysis of Financial Condition and Results of Operations and Risk Factors contained in the Registration Statement on Form S-4, effective as of October 15, 2014, and the related prospectus.

This joint proxy statement/prospectus also incorporates by reference the following documents that have previously been filed with the SEC by Allergan (File No. 001-10269):

•	Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 25, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on November 5, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed on August 5, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 7, 2014;

•	Current Reports on Forms 8-K and 8-K/A (only to the extent “filed” and not “furnished”), filed on January 21, 2014, January 22, 2014, March 13, 2014, April 23, 2014, May 9, 2014, May 12, 2014, May 19, 2014, May 21, 2014, May 27, 2014, May 28, 2014, June 2, 2014, June 10, 2014, June 27, 2014, June 30, 2014, July 14, 2014, July 21, 2014, July 23, 2014, August 18, 2014, August 22, 2014, September 29, 2014, October 9, 2014, October 20, 2014, October 27, 2014, November 12, 2014, November 18, 2014, December 1, 2014 and January 12, 2015; and

•	Definitive Proxy Statement on Schedule 14A, filed on March 26, 2014, as supplemented by the Schedule 14A filed on April 22, 2014.

All additional documents that either Actavis or Allergan may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the Actavis EGM and the Allergan special meeting, respectively, shall also be deemed to be incorporated by reference. However, some documents or information, such as that called for by Item 2.02 and Item 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents or information is incorporated by reference into this joint proxy statement/prospectus. Additionally, to the extent this joint proxy statement/prospectus, or the documents or information incorporated by reference into this joint proxy statement/prospectus, contains references to the Internet websites of Actavis or Allergan, the information on those websites does not constitute a part of, and is not incorporated by reference into, this joint proxy statement/prospectus.

If you are a shareholder of Actavis, you can obtain any of the documents incorporated by reference through Actavis or the SEC. Documents incorporated by reference are available from Actavis without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this joint proxy statement/prospectus. You will not receive copies of the documents incorporated by reference, as they are not being sent to shareholders unless specifically requested. You may obtain documents incorporated by reference in this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone as follows or by accessing the website listed below:

Actavis plc

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

Attention: Investor Relations

Telephone: (862) 261-7488

Email: investor.relations@actavis.com

ir.actavis.com

In order to ensure timely delivery of the documents, Actavis shareholders must make their requests no later than five business days prior to the date of the Actavis EGM, or no later than March 3, 2015.

If you are a stockholder of Allergan, you can obtain any of the documents incorporated by reference through Allergan or the SEC. Documents incorporated by reference are available from Allergan without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this joint proxy statement/prospectus. You will not receive copies of the documents incorporated by reference, as they are not being sent to stockholders unless specifically requested. You may obtain documents incorporated by reference in this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone as follows or by accessing the website listed below:

Allergan, Inc.

2525 Dupont Drive

Irvine, CA 92612

Attention: Investor Relations

Telephone: (714) 246-4636

allergan.com/investors/index.htm

In order to ensure timely delivery of the documents, Allergan stockholders must make their requests no later than five business days prior to the date of the Allergan special meeting, or no later than March 3, 2015.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus. Any statement concerning the contents of any contract or other document filed as an exhibit to the registration statement is not necessarily complete. With respect to each contract or other document filed as an exhibit to the registration statement, you are referred to that exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

ACTAVIS PLC,

AVOCADO ACQUISITION INC.

and

ALLERGAN, INC.

dated as of November 16, 2014

A-i

(continued)

A-ii

(continued)

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated November 16, 2014, is by and among Actavis plc, a company incorporated under the laws of Ireland (“Parent”), Avocado Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Allergan, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”);

WHEREAS, each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive the Merger Consideration upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) (other than Company Shares to be cancelled in accordance with Section 2.1(b) and Dissenting Shares);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has unanimously determined that this Agreement and the transactions contemplated hereby (the “Transactions”), including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders;

WHEREAS, the Company Board of Directors has unanimously adopted resolutions approving the acquisition of the Company by Parent, declaring advisable this Agreement and the consummation of the Transactions, authorizing the execution of this Agreement, directing that this Agreement and the Merger be submitted for consideration at the Company Special Meeting and recommending that the Company’s stockholders adopt this Agreement (the “Company Board Recommendation”) pursuant to Section 251 of the DGCL;

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has unanimously adopted resolutions approving the acquisition of the Company by Parent, the execution of this Agreement and the consummation of the Transactions and the Parent Board of Directors has directed that the issuance of shares of Parent Stock as the Stock Consideration Portion be submitted for consideration at the Parent Special Meeting and recommending that Parent’s shareholders vote to approve such issuance;

WHEREAS, the board of directors of Merger Sub has unanimously approved this Agreement and determined that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, Merger Sub and its sole stockholder; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Parties agree as follows:

AGREEMENT

ARTICLE I.

THE MERGER

Section 1.1        The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, (a) at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company continuing as the surviving corporation (the Company, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that immediately following the Merger, the Surviving Corporation will be a wholly owned indirect subsidiary of Parent. The Merger shall have the effect provided in this Agreement and as specified in the DGCL.

Section 1.2        Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, on the second (2nd) business day after the satisfaction or waiver of, but subject to the continued satisfaction or waiver of, the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent; provided, however, that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, Parent and Merger Sub shall not be obligated to effect the Closing prior to the second (2nd) business day following the final day of the Marketing Period, unless Parent shall request an earlier date on two (2) business days’ prior written notice to the Company (but, subject in such case, to the satisfaction or waiver of the conditions set forth in Article VII (other than any such conditions which by their terms cannot be satisfied until the Closing, which shall be required to be so satisfied at the Closing)). The date on which the Closing actually takes place is referred to as the “Closing Date”.

Section 1.3        Effective Time. On the Closing Date, the Parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the DSOS or on such later date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Merger in accordance with the DGCL (such date and time being hereinafter referred to as the “Effective Time”).

Section 1.4        Governing Documents. The Company Certificate shall, by virtue of the Merger, be amended and restated so as to read in its entirety in the form attached hereto as Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, but subject to Section 6.4. Subject to Section 6.4, the Company Bylaws shall, by virtue of the Merger, be amended and restated to conform to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and as such shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 1.5        Officers and Directors of the Surviving Corporation. The Parties shall take all actions necessary so that (a) the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and (b) the officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II.

TREATMENT OF SECURITIES

Section 2.1        Treatment of Capital Stock.

(a)        Treatment of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or of Merger Sub, subject to Section 2.1(d), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any Company Restricted Shares or Company RSUs accelerated pursuant to Section 2.4(e), but excluding Company Shares to be cancelled in accordance with Section 2.1(b) and any Dissenting Shares) shall be automatically converted into the right to receive 0.3683 of a validly issued, fully paid and nonassessable Parent Share (the “Stock Consideration Portion”) and $129.22 in cash, without interest (the “Cash Consideration Portion”, and together with the Stock Consideration Portion, the “Merger Consideration”). From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Company Shares in accordance with Section 2.2, including the right to receive, pursuant to Section 2.6, cash in lieu of fractional shares of Parent Stock, if any, which would otherwise be issuable in respect of such Company Shares pursuant to this Section 2.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.2(f).

(b)        Cancellation of Company Common Stock. At the Effective Time, all Company Shares owned by the Company, Parent, Merger Sub or by any of their respective direct or indirect wholly owned subsidiaries shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)        Treatment of Merger Sub Common Stock. At the Effective Time, each issued and outstanding share of common stock, $0.01 par value per share, of Merger Sub (the “Merger Sub Common Stock”) shall be automatically converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)        Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the shares of Company Common Stock or Parent Stock outstanding after the date hereof and prior to the Effective Time; provided, however, that nothing in this Section 2.1(d) shall be construed to permit the Company or any of its Subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2        Payment for Securities; Surrender of Certificates.

(a)        Exchange Fund. Prior to the Effective Time, Parent or Merger Sub shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or immediately after the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Stock issuable pursuant to Section 2.1(a) in book-entry form equal to the aggregate Parent Stock portion of the Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration, Option Consideration payable to holders who are not current or former employees of the Company or any Company Subsidiary (“Non-Employee Option Consideration”) and any dividends under Section 2.2(f) (such evidence of book-entry shares of Parent Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Company Common Stock and the persons entitled to receive the Non-Employee Option Consideration. In the event the Exchange Fund shall be insufficient to pay the aggregate Cash Consideration Portion, Fractional Share Consideration, Non-Employee Option Consideration and any dividends under Section 2.2(f), Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the

Merger Consideration, including payment of the Fractional Share Consideration, Non-Employee Option Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Stock in accordance with Section 2.2(f) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation on the earlier of (A) one (1) year after the Effective Time or (B) the full payment of the Exchange Fund.

(b)        Procedures for Surrender. Promptly after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Shares (the “Certificates”) or non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) and whose Company Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (including holders of Company Restricted Shares or Company RSUs that are accelerated pursuant to Section 2.4(e)) (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration issuable and payable in respect of such Company Shares pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any dividends or other distributions on shares of Parent Stock in accordance with Section 2.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent or the Surviving Corporation, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article II, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.6, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Stock in accordance with Section 2.2(f) for each Company Share formerly represented by such Certificate or

Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, letter of transmittal and such other documents, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article II, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any dividends or other distributions on shares of Parent Stock in accordance with Section 2.2(f), without interest thereon.

(c)        Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)        Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, the Option Consideration and any dividends or other distributions on shares of Parent Stock in accordance with Section 2.2(f), payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon.

Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)        Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent or the Exchange Agent, the posting by such holder of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to any such Certificates, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any dividends or other distributions on shares of Parent Stock in accordance with Section 2.2(f).

(f)        Dividends or Distributions with Respect to Parent Stock. No dividends or other distributions with respect to Parent Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Stock.

Section 2.3        Appraisal Rights.

(a)        Notwithstanding anything in this Agreement to the contrary, Company Shares, if any, as to which the holder thereof shall have (i) properly demanded appraisal and otherwise complied with the provisions of Section 262 of the DGCL (“Section 262”) and (ii) not effectively withdrawn or lost such holder’s rights to appraisal (each, a “Dissenting Share”), shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.1, but instead at the Effective Time shall become entitled only to payment of the fair value of such Company Shares determined in accordance with Section 262 (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair value of such Dissenting Shares as determined in accordance with Section 262); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under Section 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration.

(b)        The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, of any withdrawals of such demands and of any other instruments served and received by the Company under Section 262, and Parent shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 2.4        Treatment of Company Equity Awards.

(a)        Except as described in Section 2.4(d), as of the Effective Time, each option to purchase Company Common Stock (a “Company Stock Option”) granted under any Company Equity Plan that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Parent and shall be converted into a stock option (a “Parent Stock Option”) to acquire Parent Stock in accordance with this Section 2.4. Each such Parent Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Stock Option immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable Company Equity Plan, in any award agreement or in such Company Stock Option by reason of this Agreement or the Transactions). Except as described in Section 2.4(d) as of the Effective Time, each such Parent Stock Option as so assumed and converted shall be for that number of whole shares of Parent Stock determined by multiplying the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by the Stock Award Exchange Ratio, rounded down to the nearest whole share, at a per share exercise price determined by dividing the per share exercise price of such Company Stock Option immediately prior to the Effective Time by the Stock Award Exchange Ratio, rounded up to the nearest whole cent; provided, however, that each Company Stock Option (A) which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code and (B) shall be adjusted in a manner which complies with Section 409A of the Code.

(b)        Except as described in Section 2.4(e) as of the Effective Time, each outstanding restricted stock unit and any associated rights to the issuance of additional Company Common Stock upon the achievement of Company performance goals (the “Company RSUs”) under any Company Equity Plan that is not then vested shall be assumed by Parent and shall be converted into a restricted stock unit award for Parent Stock (the “Parent RSUs”) with associated rights to the issuance of additional shares of Parent Stock in accordance with this Section 2.4. Each Parent RSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the applicable Company RSUs immediately prior to the Effective Time (but taking into account any changes thereto, including any necessary changes to any issuance provisions, provided for or permitted in the applicable Company Equity Plan, in any award agreement or in such Company RSUs, by reason of this Agreement or the Transactions). To the extent any such Company RSUs are subject to performance vesting, the applicable Parent RSUs corresponding to such Company RSUs shall be earned at the Effective Time based on target performance, other than the 2012 RSUs, which shall be earned at the Effective Time based on actual achievement of the performance goals through the Effective Time; provided that each Company RSU subject to performance vesting, including the 2012 RSUs, shall vest on the last day of the original applicable performance period subject to continued employment through the last day of the original applicable performance period or earlier accelerated vesting upon certain terminations of employment as provided by the terms of the Company RSUs. As of the Effective Time, the number of shares of Parent Stock underlying each such Parent RSU as so assumed and converted (which shall be rounded (x) up to the nearest whole share if half a share or more or (y) down to the nearest whole share if less than half a share) shall be equal to the product of (i) the applicable number of shares of Company Common Stock subject to such award, multiplied by (ii) the Stock Award Exchange Ratio. For the avoidance of doubt, Parent shall have the ability to adjust any dividend equivalent rights under any Company Equity Plan, in any award agreement or in any Company RSUs, to reflect the changes or adjustments contemplated to the corresponding Company RSUs by reason of this Agreement or the Transactions.

(c)        Except as described in Section 2.4(e), as of the Effective Time, each outstanding share of restricted stock (collectively, the “Company Restricted Shares”) granted under any Company Equity Plan that is not then vested shall be assumed by Parent and shall be converted into shares of restricted stock of Parent (“Parent Restricted Shares”) in accordance with this Section 2.4. Each Parent Restricted Share as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the applicable Company Restricted Shares immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable Company Equity Plan, in any award agreement or in such Company Restricted Shares, by reason of this Agreement or the Transactions). As of the Effective Time, the number of shares of Parent Stock underlying each such Parent Restricted Share as so assumed and converted (which shall be rounded (x) up to the nearest whole share if half a share or more or (y) down to the nearest whole share if less than half a share) shall be equal to the product of (i) the applicable number of shares of Company Common Stock subject to such award, multiplied by (ii) the Stock Award Exchange Ratio.

(d)        The vesting and exercisability of each outstanding Company Stock Option held as of the Effective Time by a non-employee director or consultant of the Company or any employee or other service provider of the Company who is not a Continuing Employee or Continuing Service Provider, shall accelerate in full, and such Company Stock Options shall be cancelled at the Effective Time and converted into the right to receive an amount in cash, rounding such amount (x) up to the nearest whole cent if half a cent or more or (y) down to the nearest whole cent if less than half a cent, equal to the product obtained by multiplying (i) the aggregate number of Company Shares subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of (A) the Stock Consideration Portion times the VWAP of Parent Stock plus the Cash Consideration Portion less (B) the exercise price per share of such Company Option (the “Option Consideration”). In no event shall the Company Stock Options described in this Section 2.4(d) be assumed by Parent.

(e)        The vesting of each Company Restricted Share and Company RSU held as of the Effective Time by a non-employee director or consultant of the Company or any employee or other service provider of the Company who is not a Continuing Employee or Continuing Service Provider shall be fully accelerated at the Effective Time (and all restrictions thereupon shall lapse) and the holder of such outstanding Company Restricted Share and Company RSU shall be entitled to receive the Merger Consideration in the Merger as provided in Section 2.1. In no event shall the Company Restricted Shares and Company RSUs described in this Section 2.4(e) be assumed by Parent.

(f)        Prior to the Effective Time, the Company shall adopt such resolutions as are necessary to effect the treatment of the Company Stock Options, Company Restricted Shares and Company RSUs (collectively, the “Company Equity Awards”) as contemplated by this Section 2.4. At the Effective Time, Parent shall assume all obligations of the Company under the Company Equity Plans, each outstanding Parent Stock Option, Parent Restricted Share and Parent RSU and the agreements evidencing the grants thereof and shall administer and honor all such awards in accordance with the terms and conditions of such awards and the Company Equity Plans pursuant to which they were granted (subject to the adjustments required by reason of this Agreement or the Transactions or such other adjustments or amendments made by Parent in accordance with such terms and conditions).

(g)        Notwithstanding anything else to the contrary in Article II, any payment to which a current or former employee of the Company or any Subsidiary of the Company becomes entitled pursuant to this Section 2.4 shall be made through the Surviving Corporation’s payroll as promptly as practicable following the Effective Time. Parent shall cause the Exchange Agent to make the payments under Section 2.4 payable to holders who are not current or former employees of the Company or any Subsidiary in accordance with Section 2.2.

Section 2.5        Withholding. Parent and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.6        Fractional Shares. No fractional shares of Parent Stock shall be issued in connection with the Merger, no certificate or scrip representing fractional shares of Parent

Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Stock (rounded to the nearest one thousandth when expressed in decimal form) multiplied by the VWAP of Parent Stock.

ARTICLE III. REPRESENTATIONS AND

WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed or furnished with the SEC since December 31, 2013 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent as set forth below.

Section 3.1        Qualification, Organization, Subsidiaries, etc.

(a)        Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Company Certificate and the Company Bylaws as amended to the date hereof. The Company Certificate and the Company Bylaws are in full force and effect and the Company is not in violation of either the Company Certificate or the Company Bylaws.

(b)        All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Company Permitted Liens. The Company has provided Parent with a true and complete list of all Company Subsidiaries as of the date of this Agreement.

Section 3.2        Capitalization.

(a)        The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of October 31, 2014 (the “Company Capitalization Date”), (i)(A) 307,605,860 Company Shares were issued and outstanding (each together with a preferred share purchase right (the “Company Rights”) issued pursuant to the Rights Agreement dated as of April 22, 2014 (the “Rights Plan”) between the Company and Wells Fargo Bank, N.A., as Rights Agent (as defined in the Rights Plan), (B) 9,707,230 Company Shares were held in treasury and (C) no Company Shares were held by Subsidiaries of the Company, (ii) 16,451,609 Company Shares were reserved and available for issuance pursuant to the Company Equity Plans and (iii) no shares of Company Preferred Stock were issued or outstanding and 400,000 shares were designated as Series A Junior Participating Preferred Stock and were reserved for issuance under the Rights Plan. All the outstanding Company Shares are, and all Company Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. All issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of the Company are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Company Permitted Liens.

(b)        Except as set forth in Section 3.2(a) above and Section 3.9(g) below, as of the date of this Agreement: (i) the Company does not have any shares of capital stock issued or outstanding other than the Company Shares that were outstanding on the Company Capitalization Date or that have become outstanding after the Company Capitalization Date but were reserved for issuance as set forth in Section 3.2(a) above as of the Company Capitalization Date and (ii) other than the Company Rights and the Rights Plan, there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of the Company Subsidiaries is a party or otherwise obligating the Company or any of the Company Subsidiaries to (A) issue, transfer or sell any shares in the capital or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned Subsidiary of the Company); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares in its capital or other equity interests; (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned or any other Person or (E) make any payment to any Person the value of which is derived from or calculated based on the value of the Company Common Stock or Company Preferred Stock. Since the Company Capitalization Date until the date of this Agreement, the Company has not granted any equity or equity-based award to any of the directors, employees or independent contractors of the Company or any Company Subsidiaries.

(c)        Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any Company Subsidiary on any matter.

(d)        There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

Section 3.3        Corporate Authority Relative to this Agreement; No Violation.

(a)        The Company has all requisite corporate power and authority to enter into this Agreement and, assuming the representations and warranties set forth in Section 4.25 are true and correct and the Company Stockholder Approval is obtained, to consummate the Transactions, including the Merger. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and, assuming the representations and warranties set forth in Section 4.25 are true and correct, except for the filing of the Certificate of Merger with the DSOS, no other corporate proceedings on the part of the Company or any Company Subsidiary are necessary to authorize the consummation of the Transactions other than, with respect to the Merger, obtaining the Company Stockholder Approval. Prior to the execution of this Agreement, the Company Board of Directors unanimously (x) resolved that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and the stockholders of the Company, (y) approved and declared advisable this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, in accordance with the requirements of the DGCL and (z) has adopted a resolution to make the Company Board Recommendation and to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, in each case subject to Section 5.3. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)        Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws set forth on Section 3.3(b) of the Company Disclosure Letter, (vi) any applicable requirements of the NYSE and (vii) the consents set forth on Section 3.3(b) of the Company Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)        The execution and delivery by the Company of this Agreement do not, and, except as described in Section 3.3(b) and assuming that the representations and warranties set forth in Section 4.25 are true and correct, the consummation of the Transactions and compliance with the provisions of this Agreement will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon the Company or any of the Company Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiaries, other than Company Permitted Liens, (ii) subject to obtaining the Company Stockholder Approval, conflict with or result in any violation of any provision of the Company Governing Documents or any of the organizational documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i), (ii) (with respect to Company Subsidiaries that are not Significant Subsidiaries) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4        Reports and Financial Statements.

(a)        From January 1, 2012 through the date of this Agreement, the Company has filed or furnished all forms, documents and reports with the SEC (such forms, documents and reports, the “Company SEC Documents”) required to be filed or furnished prior to the date hereof by it with the SEC. As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company SEC Documents is, as of the date of this Agreement and to the knowledge of the Company, the subject of ongoing SEC review or outstanding or unresolved comments. The Company has, prior to the date hereof, provided Parent or its Representatives with true, correct and complete copies of all SEC comment letters received and response letters submitted and other correspondence with the SEC with respect to the Company SEC Documents, within the year prior to the date of this Agreement to the extent such comment letters, response letters and correspondence are not publicly available.

(b)        The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5        Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

Section 3.6        No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of September 30, 2014 included in the Company SEC Documents filed or furnished and publicly available prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since September 30, 2014, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto), other than those which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Section 3.6, the term “liabilities” shall not include obligations of the Company or any Company Subsidiaries to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by the Company or any Company Subsidiaries with any such Law, action, judgment or Contract if such default or failure would, with or without the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation.

Section 3.7        Compliance with Laws; Permits.

(a)        The Company and each Company Subsidiary is in compliance with and are not in default under or in violation of any Laws applicable to the Company, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        The Company and the Company Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary is in compliance with all Company Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)        Notwithstanding anything contained in this Section 3.7, no representation or warranty shall be deemed to be made in this Section 3.7 in respect of the matters referenced in Section 3.4, Section 3.5 or Section 3.13, or in respect of environmental, Tax, employee benefits or labor Laws matters.

Section 3.8      Environmental Laws and Regulations. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and its Subsidiaries are now and have been since January 1, 2012 in compliance with all, and have not violated any, applicable Environmental Laws; (b) no property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures), or any other location used by the Company or any Company Subsidiary, is contaminated with any Hazardous Substance in a manner that is or is reasonably likely to be required to be remediated or removed, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (c) since January 1, 2012, neither the Company nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any Removal, Remedial or Response actions; (d) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, imposing liability or obligations relating to any Environmental Law or any Hazardous Substance; and (e) the Company has all of the material Environmental Permits necessary for the conduct and operation of its business as now being conducted, and all such Environmental Permits are in good standing.

Section 3.9        Employee Benefit Plans.

(a)        Section 3.9(a) of the Company Disclosure Letter sets forth, as of the date hereof, each material employee benefit plan (as defined in Section 3(3) of ERISA) and each material bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, in each case for the benefit of current employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary may have any obligation or liability (whether actual or contingent) (together, the “Company Benefit Plans”). With respect to each Company Benefit Plan, the Company has made available to Parent correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement; (ii) the most recent Form 5500 Annual Report; (iii) the most recent audited financial statement and actuarial valuation; (iv) all material filings and correspondence with any Governmental Entity; and (v) all material related agreements, insurance contracts and other agreements which implement each such Company Benefit Plan.

(b)        (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company Benefit Plans has been operated and administered in material compliance in accordance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) no Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (iii) no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state Law; (iv) no liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that is likely to cause the Company, its Subsidiaries or any of their ERISA Affiliates to incur a liability thereunder; (v) no Company Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (vi) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all contributions or other amounts payable by the Company or its Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; (vii) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (viii) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would result in a material liability.

(c)        Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification, and (ii) there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Parent.

(d)        Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or any Company Subsidiary under any Company Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(e)        Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States.

(f)        Each Company Benefit Plan has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom. The Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(g)        Section 3.9(g) of the Company Disclosure Letter sets forth (i) the aggregate number of Company Shares that are subject to Company Stock Options, (ii) the aggregate number of Company Shares that are subject to performance-based Company RSUs, (iii) the aggregate number of Company Shares that are subject to time-based Company RSUs, and (iv) the aggregate number of Company Restricted Shares (such schedule, the “Company Equity Schedule”), in each case as of the Company Capitalization Date. The Company shall provide Parent with an updated Company Equity Schedule within three (3) business days prior to Closing to reflect any changes occurring between the Company Capitalization Date and the applicable date of delivery.

(h)        Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary (i) is and has been in compliance with all applicable Laws regarding employment and employment practices and those Laws relating to terms and conditions of employment, classification of employees, wages and hours, occupational safety and health and workers’ compensation, and (ii) has no charges or complaints relating to unfair labor practices or unlawful employment practices pending or, to the knowledge of the Company, threatened against it before any Governmental Entity.

Section 3.10    Absence of Certain Changes or Events.

(a)        From December 31, 2013 through the date of this Agreement, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        From September 30, 2014 through the date of this Agreement, (i) the business of the Company and the Company Subsidiaries has been conducted in the ordinary course of business and (ii) neither the Company nor any Company Subsidiary has taken any action that would have constituted a breach of Section 5.1(ii) (other than clauses (c), (g), (o) and (p) (solely to the extent relating to clauses (c), (g) or (o) thereof)) had such action been taken after the execution of this Agreement without the prior consent of Parent.

Section 3.11    Investigation; Litigation. As of the date of this Agreement, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Entity, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12    Information Supplied. The information relating to the Company and its Subsidiaries to be contained in the joint proxy statement in preliminary and definitive form relating to the Company Special Meeting and the Parent Special Meeting, which will be used as a prospectus of Parent with respect to the Parent Stock issuable in the Merger (together with any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and the registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Stock in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement/Prospectus will be included as a prospectus of Parent (together with any amendments or supplements thereto, the “Form S-4”) will not, on the date the Joint Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and Parent, or at the time the Form S-4 (and any amendment or supplement thereto) is filed and the date it is declared effective or any post-effective amendment thereto is filed or is declared effective, or at the time of the Company Special Meeting or the Parent Special Meeting (each, as it may be adjourned or postponed in accordance with the terms hereof), contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement/Prospectus (other than the portions thereof relating solely to the meeting of the shareholders of Parent) will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, and any other applicable federal securities Laws. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Joint Proxy Statement/Prospectus or the Form S-4 which were not supplied by or on behalf of the Company.

Section 3.13    Regulatory Matters.

(a)        Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries holds all Company Permits, including (x) all permits, licenses, franchises, approvals, clearances. registrations, and authorizations under the United States Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act, as amended (the “PHSA”), the regulations of the United States Food and Drug Administration (the “FDA”) promulgated thereunder, and data protection laws, and (y) all permits, licenses, franchises, approvals, clearances, registrations, certificates and authorizations of any applicable Governmental Entity or Notified Body that are concerned with the quality, identity, strength, purity, safety, efficacy, labeling, manufacturing, marketing, promotion, distribution, sale, pricing, import or export of the Company Products (any such Governmental Entity or Notified Body, a “Company Regulatory Agency”) necessary for the lawful operating of the businesses of the Company or any Company Subsidiary as currently conducted or as planned to be conducted (the “Company Regulatory Permits”); (ii) all such Company Regulatory Permits are valid and in full force and effect; and (iii) the Company is in compliance with the terms of all Company Regulatory Permits.

(b)        Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the businesses of each of the Company and each Company Subsidiary are being conducted in compliance with all applicable Laws, including (i) the FDCA; (ii) the PHSA; (iii) federal Medicare and Medicaid statutes and related state or local statutes; (iv) any comparable foreign Laws for any of the foregoing applicable in jurisdictions in which material quantities of any of the Company Products or Company Product candidates are manufactured or sold; (v) federal, state or provincial criminal or civil healthcare Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), False Claims Act (42 U.S.C. §1320a-7b(a)), Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the exclusion laws (42 U.S.C. § 1320a-7), the civil monetary penalties law (42 U.S.C. § 1320a-7a), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286 and 287, and the health care fraud criminal provisions under the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et seq.) (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH Act”), and any comparable federal, state, provincial or local healthcare Laws in the United States or in jurisdictions in which material quantities of any of the Company Products or Company Product candidates are manufactured or sold); (vi) all applicable foreign, federal, state, and provincial Laws pertaining to privacy, data protection, and information security, including all HIPAA and HITECH provisions pertaining to privacy, information security, and breach notification; (vii) federal, state or provincial Laws regarding the collection, reporting and processing of any applicable rebate, chargeback or adjustment under the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or under any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs; and (viii) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Company Healthcare and Data Protection Laws”). Since January 1, 2012, neither the Company nor any Company Subsidiary has received any written notification or communication from any Company Regulatory Agency, including the FDA, the Drug Enforcement Administration, the United States Department of Justice (including any United States Attorney’s Office), the United States Department of Health and Human Services Office of Inspector General and Office for Civil Rights, the Centers for Medicare and Medicaid Services, the FTC, and the Department of Health and Human Services, of noncompliance by, or liability of Company or the Company Subsidiaries under, any Company Healthcare and Data Protection Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)        Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have not engaged in activities which are, as applicable, cause for false claims liability, civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other government healthcare program. None of the Company or any Company Subsidiary is a party to any material corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(d)        All pre-clinical and clinical investigations in respect of a Company Product or Company Product candidate conducted or sponsored by each of the Company and the Company Subsidiaries are being conducted in compliance with all applicable Laws administered or issued by the applicable Company Regulatory Agencies, including (i) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 58, 312, 314, 320, 812 and 820 Subpart C of the Code of Federal Regulations, (ii) any applicable federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e)        Since January 1, 2012, neither the Company nor any Company Subsidiary has received any written notice from the FDA or the European Medicines Agency (the “EMA”) or any foreign agency or Notified Body with jurisdiction over the development, marketing, labeling, sale, use handling and control, safety, efficacy, reliability, or manufacturing of the Company Products or Company Product candidates which would reasonably be expected to lead to the denial, limitation, revocation, or rescission of any of the Company Regulatory Permits or of any application for marketing approval or clearance already granted or currently pending before the FDA or such other Company Regulatory Agency.

(f)        Since January 1, 2012, all reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by the Company and the Company Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Since January 1, 2012 neither the Company nor any Company Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of the Company Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Company Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any of the Company Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Company Regulatory Agency to invoke any similar policy, except for any act or statement or failure to make a statement that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of the Company Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law applicable in other jurisdictions in which material quantities of any of the Company Products or Company Product candidates are sold or intended by the Company to be sold. Since January 1, 2012, neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of the Company Subsidiaries, has been debarred, suspended or excluded from participation in any government health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Company Healthcare Law or program.

(g)        As to each Company Product or Company Product candidate subject to the FDCA, PHSA or the regulations of the FDA promulgated thereunder or any similar applicable

Law in any foreign jurisdiction in which material quantities of any of the Company Products or Company Product candidates are sold or intended by the Company to be sold that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of the Company or any of the Company Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each such Company Product or Company Product candidate is being or has been developed, manufactured, stored, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labeling, advertising, record keeping, reporting, and security. There is no action or proceeding pending or, to the knowledge of the Company, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Company Product or Company Product candidate by the Company or any of the Company Subsidiaries of any Law, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h)        Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2012, neither the Company nor any of the Company Subsidiaries have voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, correction, removal, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product. To the knowledge of Company, there are no facts which are reasonably likely to cause, and the Company has not received any written notice from the FDA or any other Company Regulatory Agency regarding (i) the recall, removal, correction, market withdrawal or replacement of any Company Product sold or intended to be sold by the Company or a Company Subsidiary (other than recalls, removals, corrections, market withdrawals or replacements that are not material to the Company or the Company Subsidiaries, taken as a whole), (ii) a material change in the marketing classification or a material change in the labeling of any such Company Products, (iii) a termination or suspension of the manufacturing, marketing, or distribution of such Company Products, or (iv) a material negative change in reimbursement status of a Company Product.

(i)        Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has experienced any security breach or other incident resulting in the unauthorized access, use, or disclosure of data or information that is linked to any reasonably identifiable person or any other data protected under applicable Law.

(j)        Notwithstanding anything contained in this Section 3.13, no representation or warranty shall be deemed to be made in this Section 3.13 in respect of environmental, Tax, employee benefits or labor Law matters.

Section 3.14    Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)        all Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(b)        the Company and its Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and its Subsidiaries;

(c)        there is no pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of the Company or any of its Subsidiaries;

(d)        neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(e)        neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement;

(f)        none of the Company or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor;

(g)        there are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for the Company Permitted Liens; and

(h)        neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

Section 3.15    Labor Matters.

(a)        As of the date hereof, neither the Company nor any Company Subsidiary is a party to, or bound by, any material collective bargaining agreement or other material Contract with a labor union or labor organization. Neither the Company nor any Company Subsidiary is

subject to a labor dispute, strike or work stoppage except as would not have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any Company Subsidiary, except for those the formation of which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        The Transactions will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Company or any Company Subsidiary, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)        Except as would not reasonably be expected to have a Company Material Adverse Effect, the businesses of the Company and each Company Subsidiary are being conducted in compliance with all applicable Laws pertaining to the privacy, data protection, and information security of employee information.

Section 3.16    Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted. There are no pending or, to the knowledge of the Company, threatened claims against the Company or its Subsidiaries by any Person alleging infringement by the Company or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries does not infringe upon any Intellectual Property or any other similar proprietary right of any Person. As of the date hereof, neither the Company nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.17    Real Property.

(a)        With respect to the real property owned by the Company or any Company Subsidiary at which the material operations of the Company and the Company Subsidiaries are conducted as of the date hereof (such property collectively, the “Company Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary has good and valid title to such the Company Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the most recent (as of the date hereof) consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company or (v) other than any Liens securing indebtedness for borrowed money or any financial guaranty thereof, which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (v), a “Company Permitted Lien”). As of the date hereof, neither the Company nor any of its Subsidiaries has received notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each material lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property at which the material operations of the Company and its Subsidiaries are conducted as of the date hereof (the “Company Leased Real Property”), is valid, binding and in full force and effect, except that (A) enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder exists with respect to any Company Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Company Leased Real Property, free and clear of all Liens, except for the Company Permitted Liens.

Section 3.18    Opinions of Financial Advisors. The Company Board of Directors has received the opinions of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, each dated the date of this Agreement, and subject to the assumptions made, matters considered and limits on the review undertaken set forth therein, as to the fairness, from a financial point of view, of the Merger Consideration to be received by the stockholders (other than Parent and its affiliates) of the Company pursuant to this Agreement. The Company shall, promptly following the execution of this Agreement by the Parties, furnish an accurate and complete copy of each such opinion to Parent (it being understood and agreed that such written opinion is for the benefit of the Company Board of Directors and may not be relied upon by Parent or Merger Sub).

Section 3.19    Required Vote; State Takeover Statutes.

(a)        Assuming the accuracy of Parent’s representations and warranties in Section 4.25, the Company Stockholder Approval is the only vote of holders of securities of the Company required to adopt this Agreement and to consummate the Transactions.

(b)        Assuming the accuracy of Parent’s representations and warranties in the first sentence of Section 4.25, (i) the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions Section 203 of the DGCL and any similar provisions in the Company Governing Documents or any other Takeover Statute (to the extent it has authority under such other Takeover Statutes) and (ii) to the knowledge of the Company, no other Takeover Statute is applicable to the Transactions.

Section 3.20        Material Contracts.

(a)        Except for this Agreement, Section 3.20 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.20(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 3.20(a) being referred to herein as the “Company Material Contracts”):

(i)        each Contract that limits in any material respect the freedom of the Company or any of its affiliates to compete in any line of business, therapeutic area or geographic region, or with any Person, including any Contract that requires the Company and its affiliates to work exclusively with any Person in any therapeutic area or geographic region, or which by its terms would so limit the freedom of Parent and its affiliates after the Effective Time;

(ii)        any partnership, joint venture, strategic alliance, collaboration, co-promotion or research and development project Contract which is material to the Company and its Subsidiaries, taken as a whole;

(iii)        each Contract not otherwise described in any other subsection of this Section 3.20(a) that (A) is reasonably expected to involve future expenditures by the Company and/or any Company Subsidiary of more than $50,000,000 in the one-year period following the date hereof and (B) cannot be terminated by the Company or such Company Subsidiary on less than sixty (60) days’ notice without material payment or penalty, other than ordinary course product or active ingredient purchase contracts;

(iv)        each acquisition or divestiture Contract or material licensing agreement that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $50,000,000 in the twelve (12) month period following the date hereof;

(v)        each Contract relating to outstanding Indebtedness of the Company or its Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $30,000,000 other than (A) Contracts solely among the Company and any wholly owned Company Subsidiary, (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $2,500,000, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business in each case to the extent not drawn upon), and (C) any Contracts relating to Indebtedness explicitly included in the consolidated financial statements in the Company SEC Documents and which are publicly available prior to the date hereof in unredacted form as an exhibit to such Company SEC Documents;

(vi)        each Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such officer, director, affiliate or family member, but not including any Company Benefit Plans;

(vii)      any Contract (excluding (A) licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms and (B) service Contracts related to pre-clinical or clinical development of any medicine to the extent the licenses contained therein are incidental to such Contracts, immaterial, non-exclusive and granted in the ordinary course of business) under which the Company or any Company Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of a third party, which Contract is material to the Company and the Company Subsidiaries, taken as a whole;

(viii)    any Contract (excluding licenses contained in service Contracts related to pre-clinical or clinical development of any medicine to the extent the licenses contained therein are incidental to such Contract, immaterial, non-exclusive and granted in the ordinary course of business) under which the Company or any Company Subsidiary has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property, which Contract is material to the Company and the Company Subsidiaries, taken as a whole;

(ix)        any stockholders, investors rights, registration rights or similar agreement or arrangement;

(x)        any Contract (A) pursuant to which a third party supplies the Company or the Company Subsidiaries with active ingredients for any Key Product, and which

Contract is material to the Company and the Parent Subsidiaries, taken as a whole or (B) requiring the Company or any Company Subsidiary to purchase a minimum quantity of goods relating to any product or product candidate that is reasonably expected to involve future expenditures by the Company or any of the Company Subsidiaries of more than $50,000,000 in the one-year period following the date hereof;

(xi)        any Contract pursuant to which the Company or any Company Subsidiary has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or any Company Subsidiary, in each case (x) which payments after the date hereof would reasonably be expected to be more than $50,000,000 in the twelve (12) month period following the date hereof and (y) that cannot be terminated by the Company or such Company Subsidiary without penalty without more than sixty (60) days’ notice without material payment or penalty;

(xii)      any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $10,000,000;

(xiii)      any material collective bargaining agreement or other material Contract with any labor union;

(xiv)      any Contract involving the settlement of any claim, action or proceeding or threatened claim, action or proceeding (or series of related, claims actions or proceedings) (A) which (x) will involve payments after the date hereof, or involved payments, in excess of $30,000,000 or (y) will impose, or imposed, monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on the Company or any Company Subsidiary or (B) with respect to which material conditions precedent to the settlement have not been satisfied;

(xv)      any Contract with any Governmental Entity, excluding settlement agreements described in the Company SEC Documents and publicly available prior to the date hereof as an exhibit to the Company SEC Documents in unredacted form, sales or supply agreements entered into in the ordinary course of business that are not material and tolling agreements entered into in connection with investigations by Governmental Entities; and

(xvi)      any Contract not otherwise described in any other subsection of this Section 3.20(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.

(b)        Except as described in Section 3.20(b)(xvii) of the Company Disclosure Letter, the Company has provided to Parent prior to the date of this Agreement, a true and complete copy of each Company Material Contract as in effect on the date of this Agreement. Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in, or is alleged to be, breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Company Subsidiary which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.21    Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) all current, material insurance policies and Contracts of the Company and its Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither the Company nor any of its Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.22    Finders and Brokers. Neither the Company nor any Company Subsidiary has employed, nor has any Person employed on behalf of the Company or a Company Subsidiary, any investment banker, broker, finder or similar Person in connection with the Transactions, other than as set forth in Section 3.22 of the Company Disclosure Letter, who might be entitled to any fee, commission or other payment in connection with or upon consummation of the Merger. The Company has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between the Company or any Company Subsidiary and each of the Persons set forth in Section 3.22 of the Company Disclosure Letter relating to any of the Transactions.

Section 3.23    FCPA and Anti-Corruption. Except for those matters which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

(a)        neither the Company nor any Company Subsidiary, nor any director, manager or employee of the Company or any Company Subsidiary has in the last five (5) years, in connection with the business of the Company or any Company Subsidiary, itself or, to the Company’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of the Company or any Company Subsidiary, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable);

(b)        neither the Company nor any Company Subsidiary, nor any director, manager or employee of the Company or any Company Subsidiary, are, or in the past five (5) years have been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA;

(c)        the Company and each Company Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and each Company Subsidiary as required by the FCPA in all material respects;

(d)        the Company and each Company Subsidiary has instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(e)        no officer, director, or employee of the Company or any Company Subsidiary is a Government Official.

Section 3.24    Sanctions. Except for those matters, which individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, none of the Company or any Company Subsidiary, nor any of their respective directors, managers, or employees (a) is a Sanctioned Person, (b) has in the past five (5) years engaged in, has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Company or any Company Subsidiary, except pursuant to a license from the United States, or (c) has in the past five (5) years violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of the Company, been the subject of an investigation or allegation of such a violation or sanctionable conduct.

Section 3.25    No Other Representations. Except for the representations and warranties contained in Article IV, the Company acknowledges that neither Parent nor Merger Sub nor any Representative of Parent or Merger Sub makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or any Parent Subsidiary or with respect to any other information provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents and forms, documents and reports of Actavis Limited, in each case filed or furnished with the SEC since December 31, 2013 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof or in the Form S-1 filed on December 26, 2013 by Actavis Holdings Inc. (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), Parent and Merger Sub jointly and severally represent and warrant to the Company as set forth below.

Section 4.1      Qualification, Organization, Subsidiaries, etc.

(a)        Each of Parent, Merger Sub and the Parent Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Articles of Association of Parent as amended to the date hereof (the “Parent Articles of Association”). The Parent Articles of Association are in full force and effect and Parent is not in violation of the Parent Articles of Association.

(b)        All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens.

Section 4.2      Share Capital

(a)        The authorized share capital of Parent consists of 1,000,000,000 Parent Shares, 40,000 deferred ordinary shares, par value €1.00 per share (“Parent Deferred Shares”) and 10,000,000 serial preferred shares, par value $0.0001 per share (“Parent Preferred Shares”).

As of November 13, 2014 (the “Parent Capitalization Date”), (i)(A) 265,204,677 Parent Shares were issued and outstanding and (B) no Parent Shares were held in treasury, (ii) 15,967,028 Parent Shares were reserved for issuance pursuant to the Parent Equity Plans, (iii) not more than 40,000 Parent Deferred Shares were issued and outstanding, and (iv) no Parent Preferred Shares were issued and outstanding. All the outstanding Parent Stock are, and all Parent Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. All issued and outstanding shares in the capital of, or other equity interests in, each Significant Subsidiary of Parent are wholly owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens.

(b)        Except as set forth in Section 4.2(a) above, as of the date hereof: (i) Parent does not have any shares of capital stock issued or outstanding other than Parent Shares that have become outstanding after the Parent Capitalization Date, but were reserved for issuance as set forth in Section 4.2(a) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares of capital stock to which Parent or any of Parent’s Subsidiaries is a party obligating Parent or any of Parent’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Parent or a wholly owned Subsidiary of Parent); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary that is not wholly owned.

(c)        Neither Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

(d)        There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the shares or other equity interest of Parent or any of its Subsidiaries.

Section 4.3      Corporate Authority Relative to this Agreement; No Violation.

(a)        Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and, subject (in the case of the issuance of shares of Parent Stock in connection with the Merger) to receipt of the Parent Shareholder Approval, to consummate the Transactions, including the Merger. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Parent Board of Directors and, except for (i) the filing of the Certificate of Merger with the DSOS, and (ii) in the case of the issuance of shares of Parent Stock in connection with the Merger, the receipt of the Parent Shareholder Approval, no other corporate proceedings on the part of

Parent or any Parent Subsidiary are necessary to authorize the consummation of the Transactions. On or prior to the date hereof, the Parent Board of Directors has unanimously (x) resolved that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of Parent and the shareholders of Parent, (y) approved and declared advisable this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein and (z) adopted a resolution to recommend that the shareholders of Parent vote in favor of the approval of the issuance of shares of Parent Stock in connection with the Merger, in each case, subject to Section 5.4 (the “Parent Board Recommendation”), and to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus. Parent, as sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub a written consent adopting this Agreement, such written consent by its terms to become effective immediately following the execution of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)        Other than in connection with or in compliance with (i) the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws, (vi) any applicable requirements of the NYSE and (vii) the consents set forth on Section 4.3(b) of the Parent Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent and Merger Sub of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)        The execution and delivery by Parent and Merger Sub of this Agreement do not, and, except as described in Section 4.3(b), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon Parent or any of Parent’s Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any of Parent’s Subsidiaries, other than Parent Permitted Liens, (ii) subject to obtaining the Parent Shareholder Approval, conflict with or result in any violation of any provision of the Parent Governing Documents or the organizational documents of any Parent Subsidiary or Merger Sub or (iii) conflict with or violate any Laws applicable to Parent or any of Parent’s Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i),

(ii) (with respect to Parent Subsidiaries that are not Significant Subsidiaries or Merger Sub) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4    Reports and Financial Statements.

(a)        From January 1, 2012 through the date of this Agreement, each of Parent and Actavis, Inc. have filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)        The consolidated financial statements (including all related notes and schedules) of Parent or Actavis, Inc., as applicable, included in the Parent SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Parent or Actavis, Inc., as applicable, and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.5      Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

Section 4.6      No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in Parent’s consolidated balance sheet (or the notes thereto) as of September 30, 2014 included in the Parent SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since September 30, 2014, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (or in the notes thereto), other than those which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Section 4.6, the term “liabilities” shall not include obligations of the Parent or any Parent Subsidiaries to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by the Parent or any Parent Subsidiaries with any such Law, action, judgment or Contract if such default or failure would, with or without the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation.

Section 4.7      Compliance with Law; Permits.

(a)        Parent and each of Parent’s Subsidiaries are in compliance with and are not in default under or in violation of any Laws, applicable to Parent, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        Parent and Parent’s Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent and Parent’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)        Notwithstanding anything contained in this Section 4.7, no representation or warranty shall be deemed to be made in this Section 4.7 in respect of the matters referenced in Section 4.4, Section 4.5 or Section 4.13, or in respect of environmental, Tax, employee benefits or labor Laws matters.

Section 4.8    Environmental Laws and Regulations. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (a) Parent and its Subsidiaries are now and have been since January 1, 2012 in compliance with all, and have not violated any, applicable Environmental Laws; (b) no property currently or formerly owned, leased or operated by Parent or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures), or any other location used by Parent or any of Parent’s Subsidiaries, is contaminated with any Hazardous

Substance in a manner that is or is reasonably likely to be required to be remediated or removed, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (c) since January 1, 2012, neither Parent nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging that Parent or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any Removal, Remedial or Response actions; (d) neither Parent nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, imposing liability or obligations relating to any Environmental Law or any Hazardous Substance; and (e) Parent has all of the material Environmental Permits necessary for the conduct and operation of its business as now being conducted, and all such Environmental Permits are in good standing.

Section 4.9    Employee Benefit Plans.

(a)        Section 4.9(a) of the Parent Disclosure Letter sets forth, as of the date hereof, each material employee benefit plan (as defined in Section 3(3) of ERISA) and each material bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, in each case for the benefit of current employees, directors or consultants (or any dependent or beneficiary thereof) of Parent or any Parent Subsidiary or with respect to which the Parent or any Parent Subsidiary may have any obligation or liability (whether actual or contingent) (together, the “Parent Benefit Plans”). With respect to each Parent Benefit Plan, Parent has made available to the Company correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement; (ii) the most recent Form 5500 Annual Report; (iii) the most recent audited financial statement and actuarial valuation; (iv) all material filings and correspondence with any Governmental Entity; and (v) all material related agreements, insurance contracts and other agreements which implement each such Parent Benefit Plan.

(b)        (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of the Parent Benefit Plans has been operated and administered in material compliance in accordance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) no Parent Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (iii) no Parent Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Parent or its Subsidiaries beyond their retirement or other termination of service, other than under COBRA or comparable U.S. state Law; (iv) no liability under Title IV of ERISA has been incurred by Parent, its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that is likely to cause Parent, its Subsidiaries or any of their ERISA Affiliates to incur a liability thereunder; (v) no Parent Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (vi) except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, all contributions or other amounts payable by Parent or its Subsidiaries pursuant to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; (vii) except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has engaged in a transaction in connection with which Parent or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (viii) except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there are no pending, or to the knowledge of Parent, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto that would result in a material liability.

(c)        Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification, and (ii) there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to the Company.

(d)        Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee of Parent or any Parent Subsidiary under any Parent Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Parent Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(e)        Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Benefit Plan, if any, which is maintained outside of the United States has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Parent Benefit Plan is present or operates and, to the extent relevant, the United States.

(f)        Each Parent Benefit Plan has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom. Parent is not a party to nor does it have any obligation under any Parent Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(g)        Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and each Parent Subsidiary (i) is and has been in compliance with all applicable Laws regarding employment and employment practices and those Laws relating to terms and conditions of employment, classification of employees, wages and hours, occupational safety and health and workers’ compensation, and (ii) has no charges or complaints relating to unfair labor practices or unlawful employment practices pending or, to the knowledge of Parent, threatened against it before any Governmental Entity.

Section 4.10    Absence of Certain Changes or Events.

(a)        From December 31, 2013 through the date of this Agreement, there has not occurred any event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        From September 30, 2014 through the date of this Agreement, (i) the business of Parent and the Parent Subsidiaries has been conducted in the ordinary course of business and (ii) neither Parent nor any Parent Subsidiary has taken any action that would constitute a breach of Section 5.2(ii) (other than clauses (c), (e) and (i) (solely to the extent relating to clauses (c) or (e) thereof)) had such action been taken after the execution of this Agreement.

Section 4.11    Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of Parent’s Subsidiaries or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Parent, threatened) against Parent or any of Parent’s Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Entity, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.12    Information Supplied. The information relating to Parent and its Subsidiaries to be contained in the Joint Proxy Statement/Prospectus and the Form S-4 will not, on the date the Joint Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to shareholders of Parent or at the time the Form S-4 (and any amendment or supplement thereto) is filed and the date it is declared effective or any post-effective amendment thereto is filed or is declared effective, or at the time of the Company Special Meeting or the Parent Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in the light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus (other than the portions thereof relating solely to the meeting of the stockholders of the Company) and the Form S-4 will comply as to form in all material respects with the provisions of the Exchange Act, the rules and regulations promulgated thereunder and any other applicable federal securities laws. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent or Merger Sub with respect to information or statements made or incorporated by reference in the Joint Proxy Statement/Prospectus or the Form S-4 which were not supplied by or on behalf of Parent.

Section 4.13    Regulatory Matters.

(a)        Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and the Parent Subsidiaries holds (x) all permits, licenses, franchises, approvals, clearances, registrations, and authorizations under the FDCA, the PHSA, the regulations of the FDA promulgated thereunder, data protection laws and (y) all permits, licenses, franchises, approvals, clearances, registrations, certificates and authorizations of any applicable Governmental Entity or Notified Body that are concerned with the quality, identity, strength, purity, safety, efficacy, labeling, manufacturing, marketing, promotion, distribution, sale, pricing, import or export of the Parent Products (any such Governmental Entity or Notified Body, a “Parent Regulatory Agency”) necessary for the lawful operating of the businesses of Parent or any of the Parent Subsidiaries as currently conducted or as planned to be conducted (the “Parent Regulatory Permits”); (ii) all such Parent Regulatory Permits are valid and in full force and effect; and (iii) Parent is in compliance with the terms of all Parent Regulatory Permits.

(b)        Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the businesses of each of Parent and each Parent Subsidiary are being conducted in compliance with all applicable Laws, including (i) the FDCA; (ii) the PHSA; (iii) federal Medicare and Medicaid statutes and related state or local statutes; (iv) any comparable foreign Laws for any of the foregoing applicable in jurisdictions in which material quantities of any of the Parent Products or Parent Product candidates are manufactured or sold; (v) federal, state or provincial criminal or civil healthcare Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), False Claims Act (42 U.S.C. §1320a-7b(a)), Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the exclusion laws (42 U.S.C. § 1320a-7), the civil monetary penalties law (42 U.S.C. § 1320a-7a), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286 and 287, and the health care fraud criminal provisions under HIPAA, as amended by the HITECH Act, and any comparable federal, state, provincial or local healthcare Laws in the United States or in jurisdictions in which material quantities of any of the Parent Products or Parent Product candidates are manufactures or sold); (vi) all applicable foreign, federal, state and provincial Laws pertaining to privacy, data protection and information security, including all HIPAA and HITECH provisions pertaining to privacy, information security and breach notification; (vii) federal, state or provincial Laws regarding the collection, reporting and processing of any applicable rebate, chargeback or adjustment under the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or under any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs; and (vii) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Parent Healthcare and Data Protection Laws”). Since January 1, 2012, neither Parent nor any of the Parent Subsidiaries has received any written notification or communication from any Parent Regulatory Agency, including the FDA, the Drug Enforcement Administration, the United States Department of Justice (including any United States Attorney’s Office), the United States Department of Health and Human Services Office of Inspector General and Office for Civil Rights, the Centers for Medicare and Medicaid Services, the FTC and the Department of Health and Human Services, of noncompliance by, or liability of Parent or the Parent Subsidiaries under, any Parent Healthcare and Data Protection Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)        Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have not engaged in activities which are, as applicable, cause for false claims liability, civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other government healthcare program. None of the Parent or any Parent Subsidiary are a party to any material corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Parent Regulatory Agency.

(d)        All pre-clinical and clinical investigations in respect of a Parent Product or Parent Product candidate conducted or sponsored by each of Parent and the Parent Subsidiaries are being conducted in compliance with all applicable Laws administered or issued by the applicable Parent Regulatory Agencies, including (i) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations and (ii) any applicable federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(e)        Since January 1, 2012, neither Parent nor any of the Parent Subsidiaries has received any written notice from the FDA or the EMA or any foreign agency with jurisdiction over the development, marketing, labeling, sale, use handling and control, safety, efficacy, reliability, or manufacturing of drugs which would reasonably be expected to lead to the denial, limitation, revocation, or rescission of any Parent Regulatory Permits or of any application for marketing approval already granted or currently pending before the FDA or such other Parent Regulatory Agency.

(f)        Since January 1, 2012, all reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Parent Regulatory Agency by Parent and the Parent Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Since January 1, 2012, neither Parent nor any of the Parent Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of the Parent Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Parent Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Parent Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Parent or any of the Parent Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Parent Regulatory Agency to invoke any similar policy, except for any act or statement or failure to make a statement that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of the Parent Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of the Parent Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law applicable in other jurisdictions in which material quantities of any of the Parent Products or Parent Product candidates are sold or intended by the Parent to be sold. Since January 1, 2011, neither Parent nor any of the Parent Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of the Parent Subsidiaries, has been debarred, suspended or excluded from participation in any government health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Parent Healthcare Law or program.

(g)        As to each Parent Product or Parent Product candidate subject to the FDCA and the regulations of the FDA promulgated thereunder or any similar Law applicable in any foreign jurisdiction in which material quantities of any of the Parent Products or Parent Product candidates are sold or intended by the Company to be sold that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of Parent or any of the Parent Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each such Parent Product or Parent Product candidate is being or has been developed, manufactured, stored, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labeling, advertising, record keeping, reporting, and security. There is no action or proceeding pending or, to the knowledge of Parent, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Parent Product or Parent Product candidate by Parent or any of the Parent Subsidiaries of any Law, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(h)        Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2012, neither Parent nor any of the Parent Subsidiaries have voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Parent Product. To the knowledge of Parent, there are no facts which are reasonably likely to cause, and Parent has not received any written notice from the FDA or any other Parent Regulatory Agency regarding (i) the recall, market withdrawal or replacement of any Company Product sold or intended to be sold by Parent or a Parent Subsidiary (other than recalls, withdrawals or replacements that are not material to Parent or the Parent Subsidiaries, taken as a whole), (ii) a material change in the marketing classification or a material change in the labeling of any such Parent Products, (iii) a termination or suspension of the manufacturing, marketing, or distribution of such Parent Products, or (iv) a material negative change in reimbursement status of a Parent Product.

(i)        Except as would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of the Parent Subsidiaries has experienced any security breach or other incident resulting in the unauthorized access, use or disclosure of data or information that is linked to any reasonably identifiable person or any other data protected under applicable Law. Parent or Merger Sub is not a business associate, as that term is defined in the HIPAA regulations at 45 C.F.R. § 160.103.

(j) Notwithstanding anything contained in this Section 4.13, no representation or warranty shall be deemed to be made in this Section 4.13 in respect of environmental, Tax, employee benefits or labor Law matters.

Section 4.14    Tax Matters. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(i)        all Tax Returns that are required to be filed by or with respect to Parent or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii)        Parent and its Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of Parent and its Subsidiaries;

(iii)        there is no pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of Parent or any of its Subsidiaries;

(iv)        neither Parent nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(v)        neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement;

(vi)        none of Parent or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor;

(vii)        there are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for Parent Permitted Liens; and

(viii)        neither Parent nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(b)        Parent is, and at all times since its formation has been, treated as a foreign corporation for U.S. federal income tax purposes.

Section 4.15    Labor Matters.

(a)        As of the date hereof, neither Parent nor any Parent Subsidiary is a party to, or bound by, any material collective bargaining agreement or other material Contract with a labor union or labor organization. Neither Parent nor any Parent Subsidiary is subject to a labor dispute, strike or work stoppage except as would not have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Parent or any Parent Subsidiary, except for those the formation of which would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        The Transactions will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of Parent or any Parent Subsidiary, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)        Except as would not reasonably be expected to have a Parent Material Adverse Effect, the businesses of Parent and each Parent Subsidiary are being conducted in compliance with all applicable Laws pertaining to the privacy, data protection and information security of employee information.

Section 4.16    Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Parent Subsidiary owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted. There are no pending or, to the knowledge of Parent, threatened claims against Parent or its Subsidiaries by any Person alleging infringement by Parent or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, the conduct of the businesses of Parent and its Subsidiaries does not infringe upon any Intellectual Property or any other similar proprietary right of any Person. As of the date hereof, neither Parent nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.17    Real Property.

(a)        With respect to the real property owned by Parent or any Parent Subsidiary at which the material operations of Parent and the Parent Subsidiaries are conducted as of the date hereof (such property collectively, the “Parent Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Parent Subsidiary has good and valid title to such Parent Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the most recent consolidated balance sheet of Parent or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Parent or (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (v), “Parent Permitted Lien”). As of the date hereof, neither Parent nor any of its Subsidiaries has received notice of any pending, and to the knowledge of Parent there is no threatened, condemnation proceeding with respect to any Parent Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each material lease, sublease and other agreement under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property at which the material operations of Parent and its Subsidiaries are conducted as of the date hereof (the “Parent Leased Real Property”), is valid, binding and in full force and effect, except that (A) enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) no uncured default of a material nature on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord thereunder exists with respect to any Parent Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Parent Leased Real Property, free and clear of all Liens, except for Parent Permitted Liens.

Section 4.18    Opinion of Financial Advisor. The Parent Board of Directors has received an opinion from J.P. Morgan Securities LLC dated November 15, 2014, as to the fairness, from a financial point of view, as of the date of the opinion, to Parent of the Merger Consideration being paid by Parent pursuant to this Agreement.

Section 4.19    Required Vote. The Parent Shareholder Approval is the only vote of the holders of securities of Parent which is required for Parent to consummate the Transactions.

Section 4.20    Material Contracts.

(a)        Except for this Agreement, Section 4.20 of the Parent Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.20(a) under which Parent or any Parent Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 4.20(a) being referred to herein as the “Parent Material Contracts”):

(i)        each Contract that limits in any material respect the freedom of the Parent or any of its affiliates to compete in any line of business, therapeutic area or geographic region, or with any Person, including any Contract that requires the Parent and its affiliates to work exclusively with any Person in any therapeutic area or geographic region, or which by its terms would so limit the freedom of Company and its affiliates after the Effective Time;

(ii)        any partnership, joint venture, strategic alliance, collaboration, co-promotion or research and development project Contract which is material to Parent and its Subsidiaries, taken as a whole;

(iii)        each Contract not otherwise described in any other subsection of this Section 4.20(a) that (A) is reasonably expected to involve future expenditures by Parent or any Parent Subsidiary of more than $50,000,000 in the one-year period following the date hereof and (B) cannot be terminated by Parent or such Parent Subsidiary on less than sixty (60) days’ notice without material payment or penalty, other than ordinary course product or active ingredient purchase contracts;

(iv)        each acquisition or divestiture Contract or material licensing agreement that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $50,000,000 in the twelve (12) month period following the date hereof;

(v)        each Contract relating to outstanding Indebtedness of Parent or its Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $30,000,000 other than (A) Contracts solely among Parent and any wholly owned Parent Subsidiary, (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $2,500,000, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon), and (C) any Contracts relating to Indebtedness explicitly included in the consolidated financial statements in the Parent SEC Documents;

(vi)        each Contract between Parent or any Parent Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Parent Subsidiary) of Parent or any Parent Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which Parent or any Parent Subsidiary has an obligation to indemnify such officer, director, affiliate or family member, but not including any Parent Benefit Plans;

(vii)        any Contract (excluding (A) licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms and (B) service Contracts related to pre-clinical or clinical development of any medicine to the extent the licenses contained therein are incidental to such Contracts, immaterial, non-exclusive and granted in the ordinary course of business) under which Parent or any Parent Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of a third party, which Contract is material to Parent and the Parent Subsidiaries, taken as a whole;

(viii)        any Contract (excluding licenses contained in service Contracts related to pre-clinical or clinical development of any medicine to the extent the licenses contained therein are incidental to such Contract, immaterial, non-exclusive and granted in the ordinary course of business) under which Parent or any Parent Subsidiary has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property, which Contract is material to Parent and the Parent Subsidiaries, taken as a whole;

(ix)        any stockholders, investors rights, registration rights or similar agreement or arrangement;

(x)        any Contract (A) pursuant to which a third party supplies Parent or the Parent Subsidiaries with active ingredients for any Key Product, and which Contract is material to Parent and the Parent Subsidiaries, taken as a whole or (B) requiring Parent or any Parent Subsidiary to purchase a minimum quantity of goods relating to any product or product candidate that is reasonably expected to involve future expenditures by Parent or any of the Parent Subsidiaries of more than $50,000,000 in the one-year period following the date hereof;

(xi)        any Contract pursuant to which Parent or any Parent Subsidiary has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of Parent or any Parent Subsidiary, in each case (x) which payments after the date hereof would reasonably be expected to be more than $50,000,000 in the twelve (12) month period following the date hereof and (y) that cannot be terminated by Parent or such Parent Subsidiary without penalty without more than sixty (60) days’ notice without material payment or penalty;

(xii)        any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $10,000,000 in the aggregate;

(xiii)        any material collective bargaining agreement or other material Contract with any labor union;

(xiv)        any Contract involving the settlement of any claim, action or proceeding or threatened claim, action or proceeding (or series of related, claims actions or proceedings) (A) which (x) will involve payments after the date hereof, or involved payments, in excess of $30,000,000 or (y) will impose, or imposed, monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on Parent or any Parent Subsidiary or (B) with respect to which material conditions precedent to the settlement have not been satisfied;

(xv)        any Contract with any Governmental Entity, excluding settlement agreements described in the Parent SEC Documents, sales or supply agreements entered into in the ordinary course of business that are not material and tolling agreements entered into in connection with investigations by Governmental Entities; and

(xvi)        any Contract not otherwise described in any other subsection of this Section 4.20(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Parent.

(b)        Except as described in Section 4.20(b)(xvii) of the Parent Disclosure Letter, Parent has provided to the Company prior to the date of this Agreement, a true and complete copy of each written Parent Material Contract as in effect on the date of this Agreement. Neither Parent nor any Parent Subsidiary is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, as of the date hereof, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.21    Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, (a) all current, material insurance policies and Contracts of Parent and its Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither Parent nor any of its Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.22    Finders and Brokers. Neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions, other than as set forth in Section 4.22 of the Parent Disclosure Letter, who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.23    Financing.

(a)        Parent has delivered to the Company a true and complete copy of the executed Debt Commitment Letter and any related fee letters (redacted as to economic terms and other commercially sensitive numbers and provisions specified in any such fee letter (including any provisions relating to “flex” terms or similar concepts) excluding in each case, any such provisions that could adversely affect the amount of the financing or the Financing Conditions). The Debt Commitment Letter has not been amended or modified in any manner prior to the date of this Agreement. Neither Parent nor any of its affiliates has entered into any agreement, side letter or other arrangement relating to the financing of the Transactions that could affect the availability of the Financing on the Closing Date, other than as described in the Debt Commitment Letter and the fee letters and engagement letters related to the Debt Commitment Letter. As of the date of this Agreement, the commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and represents a valid, binding and enforceable obligation of Parent and to the knowledge of Parent each other party thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the Financing Conditions and, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Financing. As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Article III such that the condition set forth in Section 7.2(a) is satisfied, no event has occurred which, with or without notice, lapse of time or both, would reasonably constitute a breach or default on the part of Parent or, to the knowledge of Parent, any other party thereto under the Debt Commitment Letter. As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Article III such that the condition set forth in Section 7.2(a) is satisfied and the satisfaction of the conditions set forth in Section 7.2(b) and Section 7.2(c) and performance by the Company of its obligations under Section 6.13 of this Agreement, Parent has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis its obligations under the Debt Commitment Letter. There are no conditions precedent related to the funding of the full amount of the Financing, other than the Financing Conditions. Assuming the accuracy of the representations and warranties set forth in Article III such that the condition set forth in Section 7.2(a) is satisfied and the satisfaction of the conditions set forth in Section 7.2(b) and Section 7.2(c) and performance by the Company of its obligations under Section 6.13 of this Agreement, as of the date of this Agreement, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied or (ii) the Financing will not be made available to Parent on the Closing Date.

(b)        Assuming the accuracy of the representations and warranties set forth in Article III such that the condition set forth in Section 7.2(a) is satisfied and the satisfaction of the conditions set forth in Section 7.2(b) and Section 7.2(c) and performance by the Company of its obligations under Section 6.13 of this Agreement, Parent has, or will have at Closing, directly or through one or more affiliates, all funds necessary to consummate the Transactions, including the making of all required payments in connection with the Transactions, including payment of the Merger Consideration and Fractional Share Consideration and all other amounts to be paid pursuant to this Agreement and associated costs and expenses of the Transactions on the Closing Date. Notwithstanding anything to the contrary contained herein, in no event shall the receipt or availability of any funds or financing by Parent or any of its affiliates be a condition to any of Parent or Merger Sub’s obligations hereunder.

Section 4.24    FCPA and Anti-Corruption. Except for those matters which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect:

(a)        neither Parent nor any Parent Subsidiary, nor any director, manager or employee of Parent or any Parent Subsidiary has in the last five (5) years, in connection with the business of Parent or any Parent Subsidiary, itself or, to Parent’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Parent or any Parent Subsidiary, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable);

(b)        neither Parent nor any Parent Subsidiary, nor any director, manager or employee of Parent or any Parent Subsidiary, are, or in the past five (5) years have been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Parent or any Parent Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA;

(c)        Parent and each Parent Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Parent and each Parent Subsidiary as required by the FCPA in all material respects;

(d)        Parent and each Parent Subsidiary has instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(e)        no officer, director, or employee of Parent or any Parent Subsidiary is a Government Official.

Section 4.25    Stock Ownership. Neither Parent, Merger Sub or any of their respective “affiliates” or “associates” (as defined in Section 203 of the DGCL) is, nor at any time during the past three (3) years has been, an “interested stockholder” of the Company as defined either in the Company Certificate or in Section 203 of the DGCL. Neither Parent nor any Parent Subsidiaries directly or indirectly owns, and at all times for the past three years, neither Parent nor any Parent Subsidiaries has owned, beneficially or otherwise, in excess of 1% of the shares of Company Common Stock.

Section 4.26    No Merger Sub Activity. Since the date of its formation, Merger Sub has not engaged in any activities other than in connection with this Agreement.

Section 4.27    No Other Representations. Except for the representations and warranties contained in Article III, Parent acknowledges that neither the Company nor any Representative of the Company makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE V.

COVENANTS RELATING TO CONDUCT

OF BUSINESS PENDING THE CLOSING

Section 5.1    Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the Effective Time or the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.1 of the Company Disclosure Letter, (b) as specifically required by this Agreement, (c) as required by Law or (d) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (i) shall and shall cause each Company Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice, including by using reasonable best efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with Governmental Entities and with customers, suppliers and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by any of clauses (a) through (p) of Section 5.1(ii) shall be deemed a breach of this clause (i) and (ii) agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall not, and shall not permit any Company Subsidiary to:

(a)        authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), except dividends and distributions paid or made on a pro rata basis by a Company Subsidiary in the ordinary course of business consistent with past practice or by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(b)        split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Company Subsidiary which remains a wholly owned Company Subsidiary after consummation of such transaction;

(c)        except as required by applicable Law or the terms and conditions of any Company Benefit Plan in existence as of the date hereof, (i) increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors other than, increases in base salaries and target cash incentive compensation at times and in amounts in the ordinary course of business consistent with past practice, provided, that in no event shall the Company increase (x) the target cash incentive compensation or the base salary of any Section 16 Officer, other than, with respect to each Section 16 Officer, an ordinary course base salary increase of up to 3%, or (y) the base salary of any employee, other than a Section 16 Officer, whose principal place of employment is in the United States by more than 5%, (ii) grant to any of its directors, officers, employees or individual independent contractors any increase in severance or termination pay other than increases in severance or termination pay for new-hires and promoted employees in the ordinary course of business consistent with past practice and permitted in clause (iv) below, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than as set forth in Section 5.1(c) of the Company Disclosure Letter, (iv) enter into any employment, severance, change in control or retention agreement (excluding offer letters that provide for no severance, change in control or retention benefits) with any of its directors, officers, employees or individual independent contractors other than as set forth in Section 5.1(c) of the Company Disclosure Letter; provided further, that with respect to new hires and promoted employees (other than the Section 16 Officers), the Company may enter into employment, severance, change in control or retention agreements that provide for severance, change in control or retention benefits provided to similarly situated employees under Company Benefit Plans in the ordinary course of business consistent with past practice, (v) other than those employees of the Company and its Subsidiaries who are formal participants, as of the date hereof, in the Company’s CIC Policy, allow any additional employees of the Company or any of its Subsidiaries to participate in the Company’s CIC Policy, except with respect to new-hires and promoted employees in the ordinary course of business consistent with past practice, (vi) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan except as otherwise permitted by this Section 5.1(c) or any amendments or terminations in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (c) or, materially increase the cost to the Company, in the aggregate, of maintaining such Company Benefit Plan, (vii) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, officers, employees or individual independent contractors, (viii) terminate the employment of any member of the Company Executive Team, other than for cause, or (ix) hire any employee or individual independent contractor having total annual cash compensation in excess of $300,000;

(d)        make any change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(e)        authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or a substantial portion of the assets of any Person or any business or division thereof, in each case whether by merger, consolidation, business combination, acquisition of stock or assets, license or formation of a joint venture or otherwise, except for (i) such transactions for consideration (including assumption of liabilities) that does not exceed $50,000,000 in the aggregate or (ii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(f)        amend the Company Governing Documents or permit any Significant Subsidiary of the Company to adopt any amendments to its governing documents;

(g)        other than in accordance with the Rights Plan, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Company Equity Award under any existing Company Equity Plan (except as otherwise required by the express terms of any Company Equity Award outstanding on the date hereof), other than (i) issuances of Company Shares in respect of any exercise of Company Stock Options or the vesting or settlement of Company Equity Awards outstanding on the date hereof and in accordance with their respective present terms or (ii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(h)        directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of Company Shares (and associated Company Rights) tendered by holders of Company Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards and (iii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(i)        redeem, repurchase, prepay (other than prepayments of revolving loans in the ordinary course of business), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness for borrowed money among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (ii) Indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing Indebtedness for borrowed money of the Company or any of the Company Subsidiaries maturing on or prior to the six (6) month anniversary of the date of such refinancing, in each case in an amount not to exceed the amount of the Indebtedness replaced, renewed, extended, refinanced or refunded and on terms that are no less favorable to the Company or such Company Subsidiary than the terms of the Indebtedness replaced, renewed, extended, refinanced or refunded, (iii) guarantees by the Company of Indebtedness for borrowed money of wholly owned Company Subsidiaries or guarantees by wholly owned Company Subsidiaries of Indebtedness for borrowed money of the Company or any wholly owned Company Subsidiary, which Indebtedness is incurred in compliance with this clause (i), (iv) transactions at the stated maturity of such Indebtedness and required amortization or mandatory prepayments and (v) Indebtedness for borrowed money not to exceed $50,000,000 in aggregate incurred by the Company or any of the Company Subsidiaries other than in accordance with clauses (i) through (iv), inclusive; provided that nothing contained herein shall prohibit the Company and the Company Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business;

(j)        make any loans to any other Person, except for loans among the Company and its wholly owned Company Subsidiaries or among the Company’s wholly owned Company Subsidiaries;

(k)        sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Company Permitted Liens), any of its material properties or assets (including shares of capital stock or other equity interests of the Company or any of the Company Subsidiaries), except (i) pursuant to existing agreements in effect prior to the execution of this Agreement, (ii) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred pursuant to Section 5.1(ii)(i), (iii) sales of inventory, or dispositions of obsolete or worthless equipment, in each case, in the ordinary course of business, (iv) licenses of non-material Intellectual Property (A) in the ordinary course of business or (B) in connection with a compromise or settlement of any material claim, litigation, investigation or proceeding permitted by Section 5.1(ii)(l), (v) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $30,000,000 in the aggregate and (vi) for transactions among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(l)        (x) compromise or settle any material claim, litigation, investigation or proceeding, in each case made or pending by or against the Company or any of the Company Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their employees, officers or directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (i) are for an amount (in excess of insurance proceeds not to exceed $25,000,000), individually or in the aggregate, $25,000,000, (ii) does not involve an admission of guilt or impose any injunctive relief or a material restriction on the Company and the Company Subsidiaries and (iii) does not provide for the license of any material Intellectual Property or (y) commence any material claim, litigation, investigation or proceeding, other than in the ordinary course of business;

(m)        make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, except in the ordinary course of business agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, surrender any right to claim a material Tax refund, or take any action that would require the filing of a “gain recognition agreement” (within the meaning of the Treasury Regulations promulgated under Section 367 of the Code) to avoid current recognition of a material amount of income or gain for U.S. federal income tax purposes;

(n)        except for capital expenditures incurred in the ordinary course of business in accordance with the Company’s budget plan provided to Parent prior to the execution of this Agreement, make any new capital expenditure or expenditures;

(o)        except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 5.1(ii), (i) enter into any Contract that would, if entered into prior to the date hereof, be a Company Material Contract, or (ii) materially modify, materially amend or terminate any Company Material Contract or waive, release or assign any material rights or claims thereunder; or

(p)        agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2    Conduct of Business by Parent Pending the Closing. Parent agrees that between the date of this Agreement and the Effective Time or the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.2 of the Parent Disclosure Letter, (b) as specifically required by this Agreement, (c) as required by Law or (d) as consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent (i) shall and shall cause each Parent Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice, including by using reasonable best efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with Governmental Entities and with customers, suppliers and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by any of clauses (a) through (i) of Section 5.2(ii) shall be deemed a breach of this clause (i), and (ii) agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Parent shall not, and shall not permit any Parent Subsidiary to:

(a)        authorize or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, stock or other securities of Parent or Parent Subsidiaries), except dividends and distributions paid or made on a pro rata basis by Parent Subsidiaries in the ordinary course of business consistent with past practice or by a wholly owned Parent Subsidiary to Parent or another wholly owned Parent Subsidiary;

(b)        split, combine, reduce or reclassify any of its issued or unissued shares, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, its shares, except for any such transaction by a wholly owned Parent Subsidiary which remains a wholly owned Parent Subsidiary after consummation of such transaction;

(c)        authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of a substantial equity interest in or a substantial portion of the assets of any Person or any business or division thereof, in each case whether by merger, consolidation, combination, acquisition of stock or assets or formation of a joint venture or otherwise that, in any case, would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions;

(d)        amend the Parent Governing Documents or permit Merger Sub or any Significant Subsidiary of Parent to adopt any amendments to its governing documents;

(e)        issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares, voting securities or other equity interest in the Parent or any Parent Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (i) issuances of Parent Shares in respect of any exercise of Parent stock options or the vesting or settlement of Parent Equity Awards, (ii) transactions between Parent and a wholly owned Parent Subsidiary or between wholly owned Parent Subsidiaries, (iii) issuances of Parent Equity Awards, (iv) other issuances of shares of Parent Stock for an amount not exceeding $100,000,000 in the aggregate and (v) other than in connection with the Financing; or

(f)        directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of Parent Shares tendered by holders of Parent Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto (ii) the acquisition by the Parent of Parent Equity Awards in connection with the forfeiture of such awards, (iii) transactions between the Parent and a wholly owned Parent Subsidiary or between wholly owned Parent Subsidiaries and (iv) other acquisitions of shares of Parent Stock for an amount not exceeding $100,000,000 in the aggregate;

(g)        make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, or surrender any right to claim a material Tax refund;

(h)        convene any meeting of the holders of Parent Stock for the purpose of revoking or varying the authority of the directors of Parent to allot Parent Stock; or

(i)        agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.3    Solicitation by the Company.

(a)        From and after the date of this Agreement until the earlier of the Effective Time or the time, if any, at which this Agreement is terminated in accordance with Section 8.1, and except as otherwise specifically provided for in this Section 5.3, the Company agrees that it shall not (and that the Company Board of Directors shall not and that the Company shall cause each Company Subsidiary not to), and that it shall cause its officers and employees not to, and that it shall use its reasonable best efforts to cause its other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in any discussions or negotiations regarding, any inquiry, proposal or offer (or amendment or modification of any proposal or offer), or the making, submission, modification or amendment or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its stockholders) which constitutes or would be reasonably expected to lead to a Company Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to the Company or any Company Subsidiary in connection with any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to a Company Competing Proposal, (iii) engage in discussions with any Person with respect to any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to any Company Competing Proposal, (iv) except in the event the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel that the failure to take such action would constitute a breach of the fiduciary duties of the members of the Company Board of Directors under applicable Delaware Law, waive, terminate, modify or release any Person (other than Parent, Merger Sub and their respective affiliates) from any provision of or grant any permission, waiver or request under, or fail to enforce, any “standstill” or similar agreement or obligation, (v) approve or recommend, propose publicly to approve or recommend, or fail to timely recommend against, any Company Competing Proposal, (vi) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (vii) enter into any letter of intent or other document or agreement relating to, or any agreement or commitment providing for, any Company Competing Proposal, or (viii) resolve or agree to do any of the foregoing (any act described in clauses (v) and (vi) above, a “Company Change of Recommendation”). The Company shall immediately cease, and cause its directors, officers and employees to cease, and shall use its reasonable best efforts to cause its other Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Company Competing Proposal or potential Company Competing Proposal. The Company shall, and shall cause its affiliates to, promptly cause (to the extent it has not already done so prior to the date of this Agreement) any Person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Competing Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information in the possession of such person or its Representatives. The Company shall promptly following the execution of this Agreement inform its Representatives of the Company’s obligations under this Section 5.3. For purposes of this Section 5.3, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiaries. The Company shall not (i) take any action to exempt any Person from the restrictions on “business combinations” or any similar provision contained in any applicable Takeover Statute or the Company Governing Documents or otherwise cause such restrictions not to apply or (ii) (x) terminate (or permit the termination of (except in accordance with its terms and not related to a Company Competing Proposal)), waive or amend the Rights Plan, (y) redeem any Company Rights under the Rights Plan or (z) take any action with respect to, or make any determination under, the Rights Plan that would interfere with Parent consummating the Transactions, in each case without the prior written consent of Parent, in each case prior to the termination of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company and the Company Subsidiaries and the Company’s Representatives may in any event (A) seek to clarify and understand the terms and conditions of any Company Competing Proposal (or amended proposal) solely to determine whether such Company Competing Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal and (B) inform a Person that has made a Company Competing Proposal of the provisions of this Section 5.3, in each case, so long as the Company, the Company Subsidiaries and the Company’s Representatives otherwise comply with this Section 5.3 in connection therewith.

(b)        Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives, prior to the Company Stockholder Approval being obtained, a bona fide, written Company Competing Proposal from any Person, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors (i) constitutes a Company Superior Proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Company Superior Proposal, then in either event (if there has not been a material breach of the provisions of this Section 5.3 (1) with respect to such Company Competing Proposal or Person or (2) in a manner that otherwise related to such Company Competing Proposal or Person) the Company may take the following actions: (x) furnish nonpublic information to the Person making such Company Competing Proposal, if, and only if, prior to so furnishing such information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Company Competing Proposal.

(c)        The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt of any Company Competing Proposal, any proposals or inquiries that would reasonably be expected to lead to a Company Competing Proposal, or any inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any Person who has made or would reasonably be expected to make any Company Competing Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Company Competing Proposal, inquiry or request or with whom the Company is engaging in discussions or negotiations, and the material terms and conditions of any such proposal, offer or Company Competing Proposal or the nature of the information requested pursuant to such inquiry or request. In addition, the Company shall promptly (but in any event within twenty-four (24) hours) after the receipt thereof, provide to Parent copies of any written documentation material to understanding a Company Competing Proposal or potential Company Competing Proposal which is received by the Company from any Person (or from any Representatives of such Person) making such Company Competing Proposal or with whom discussions or negotiations would reasonably be expected to lead to a Company Competing Proposal. The Company shall keep Parent reasonably informed of the status and material terms and conditions (including any amendments or proposed amendments to such material terms or conditions) of any such Company Competing Proposal or potential Company Competing Proposal and keep Parent reasonably informed as to the nature of any information requested of the Company or any Company Subsidiary or any of their respective Representatives with respect thereto. The Company shall promptly (but in any event within twenty-four (24) hours) provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Company Competing Proposal that was not previously provided to Parent. Neither the Company nor any of its affiliates will enter into any agreement with any Person which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3.

(d)        Notwithstanding anything in this Section 5.3 or Section 5.4 to the contrary, at any time prior to the receipt of the Company Stockholder Approval, the Company Board of Directors may make a Company Change of Recommendation (i) in response to a Company Intervening Event, or (ii) following receipt of a bona fide, written Company Competing Proposal, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors is a Company Superior Proposal, in each case, if and only if, (x) with respect to clause (ii), neither the Company nor any of its Representatives solicited, encouraged or facilitated such Company Competing Proposal in material breach of, or is otherwise in material breach of, the provisions of this Section 5.3 and (y) with respect to each of clauses (i) and (ii), the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel that the failure to take such action would constitute a breach of the fiduciary duties of the members of the Company Board of Directors under applicable Delaware Law and the Company first complies with Section 5.3(e).

(e)        Prior to the Company taking any action permitted (i) under Section 5.3(d)(i), the Company shall provide Parent with four (4) business days’ prior written notice advising Parent it intends to effect a Company Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Company Intervening Event), and during such four (4) business day period, (x) the Company shall negotiate, and cause its Representatives to negotiate, with Parent and its Representatives in good faith (to the extent Parent wishes to negotiate) to enable Parent to determine whether to propose revisions to the terms of this Agreement such that it would obviate the need for the Company Board of Directors to make a Company Change of Recommendation and (y) the Company shall consider in good faith any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Company Change of Recommendation or (ii) under Section 5.3(d)(ii), the Company shall provide Parent with four (4) business days’ prior written notice (it being understood and agreed that any material amendment to the applicable Company Competing Proposal shall require a new notice and an additional three (3) business day period) advising Parent that the Company Board of Directors intends to take such action and contemporaneously providing to Parent a copy of the Company Superior Proposal, a copy of any proposed agreements for such Company Superior Proposal (including any financing commitments related thereto) (or, in each case, if not provided in writing to the Company or any of its Representatives, a written summary of the terms thereof), and during such four (4) business day period (or subsequent three (3) business day period), (x) the Company shall negotiate, and cause its Representatives to negotiate, with Parent and its Representatives in good faith (to the extent Parent wishes to negotiate) to enable Parent to determine whether to propose revisions to the terms of this Agreement or any other agreement related to the Transactions such that such Company Competing Proposal would no longer constitute a Company Superior Proposal and (y) the Company shall consider in good faith any proposal by Parent to amend the terms and conditions of this Agreement or any other agreement related to the Transactions such that such Company Competing Proposal would no longer constitute a Company Superior Proposal.

(f)        Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board of Directors has reasonably determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would constitute a breach of the fiduciary duties of the members of the Company Board of Directors under applicable Delaware Law; provided that this Section 5.3(f) shall not permit the Company Board of Directors to make a Company Change of Recommendation except in compliance with Section 5.3(d) and Section 5.3(e) or take any other action with respect to a Company Competing Proposal or inquiry, proposal or offer that constitutes or would reasonably be expected to constitute a Company Competing Proposal except to the extent such action is permitted by the other paragraphs of this Section 5.3.

(g)        References in this Section 5.3 to the “Company Board of Directors” shall mean the Company Board of Directors or, to the extent applicable, a duly authorized committee thereof.

Section 5.4      Parent Change of Recommendation.

(a)        From and after the date of this Agreement until the earlier of the Effective Time or the time, if any, at which this Agreement is terminated in accordance with Section 8.1, and except as otherwise specifically provided for in this Section 5.4, Parent agrees that it shall not (and that the Parent Board of Directors shall not) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation (each such withdrawal, change, amendment, modification or qualification, a “Parent Change of Recommendation”).

(b)        Notwithstanding anything in this Section 5.4 or Section 5.5 to the contrary, at any time prior to the receipt of the Parent Shareholder Approval, the Parent Board of Directors may make a Parent Change of Recommendation in response to a Parent Intervening Event if the Parent Board of Directors has determined in good faith after consultation with Parent’s outside legal counsel that the failure to take such action would constitute a breach of the duties of the members of the Parent Board of Directors under applicable Law and Parent complies with Section 5.4(c).

(c)        Prior to Parent taking any action permitted under Section 5.4(b), Parent shall provide the Company with four (4) business days’ prior written notice advising the Company that it intends to effect a Parent Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Parent Intervening Event), and during such four (4) business day period, (i) Parent shall negotiate, and cause its Representatives to negotiate, with the Company and its Representatives in good faith (to the extent the Company wishes to negotiate) to enable the Company to determine whether to propose revisions to the terms of this Agreement such that it would obviate the need for the Parent Board of Directors to make a Parent Change of Recommendation and (ii) Parent shall consider in good faith any proposal by the Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Parent Change of Recommendation.

(d)        Nothing contained in this Agreement shall prohibit Parent or the Parent Board of Directors from making any disclosure to its shareholders if the Parent Board of Directors has reasonably determined in good faith after consultation with Parent’s outside legal counsel that the failure to do so would constitute a breach of the duties of the members of the Parent Board of Directors under applicable Law or that such disclosure is otherwise required under applicable Law; provided that this Section 5.4(d) shall not permit the Parent Board of Directors to make a Parent Change of Recommendation except in compliance with Section 5.4(b) and Section 5.4(c).

(e)        References in this Section 5.4 to the “Parent Board of Directors” shall mean the Parent Board of Directors or, to the extent applicable, a duly authorized committee thereof.

Section 5.5        Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus; Stockholders’ Meetings.

(a)        As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4 with respect to the Parent Stock issuable in the Merger, which will include the Joint Proxy Statement/Prospectus with respect to the Company Special Meeting and Parent Special Meeting. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and

Parent shall furnish all information concerning itself, its affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement/Prospectus. The Form S-4 and Joint Proxy Statement/Prospectus shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement/Prospectus or any other proxy or consent solicitation statement with respect to any meeting of the Company stockholders or Parent shareholders, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 or any other proxy or consent solicitation statement with respect to any meeting of the Company stockholders or Parent shareholders received from the SEC and advise the other party or any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 or any other proxy or consent solicitation statement with respect to any meeting of the Company stockholders received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or any other proxy or consent solicitation statement with respect to any meeting of the Company stockholders or Parent shareholders or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response) and consider in good faith any comments provided by the Company or Parent or any of their respective Representatives with respect thereto. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Stock in the Merger, and the Company shall furnish all information concerning the Company, the Company Subsidiaries and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b)        If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Shareholder Approval, any information relating to the Company or Parent, respectively, or any of their respective affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, respectively, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy

Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement/Prospectus or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the shareholders of Parent. Nothing in this Section 5.5(b) shall limit the obligations of any Party under Section 5.5(a). For purposes of this Section 5.5, any information concerning or related to the Company, its affiliates or the Company Special Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its affiliates or the Parent Special Meeting will be deemed to have been provided by Parent.

(c)        As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Company Special Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the stockholders of the Company entitled to vote at the Company Special Meeting and to hold the Company Special Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act (or such later date as the Parties shall agree). The Company shall, through the Company Board of Directors, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement/Prospectus and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except in each case to the extent that the Company Board of Directors shall have made a Company Change of Recommendation as permitted by Section 5.3. Notwithstanding the foregoing provisions of this Section 5.5(c), if, on a date for which the Company Special Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Special Meeting; provided that the Company Special Meeting is not postponed or adjourned to a date that is in the aggregate more than thirty (30) days after the date for which the Company Special Meeting was originally scheduled (other than, following consultation with Parent, any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent required under applicable Law to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided or made available to the Company stockholders or to permit dissemination of information which is material to stockholders voting at the Company Special Meeting and to give the Company stockholders sufficient time to evaluate any such supplement or amendment or other information, provided that in no event shall the number of days by such the Company Special Meeting is adjourned or postponed exceed thirty (30) days in the aggregate, less the number of days by which the Company Special Meeting has been adjourned or postponed in order to obtain the Company Stockholder Approval). Once the Company has established a record date for the Company Special Meeting, the Company shall not change such record date or establish a different record date for the Company Special Meeting without the prior written consent of Parent, unless, following consultation with Parent, required to do so by applicable Law or the Company Governing Documents. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Special Meeting.

(d)        As promptly as practicable following the date of this Agreement, Parent shall, in accordance with applicable Law and the Parent Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Parent Special Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the shareholders of Parent entitled to vote at the Parent Special Meeting and to hold the Parent Special Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act (or such later date as the Parties shall agree). Parent shall, through the Parent Board of Directors, recommend to its shareholders that they give the Parent Shareholder Approval, include such recommendations in the Joint Proxy Statement/Prospectus, and solicit and use its reasonable best efforts to obtain the Parent Shareholder Approval, except in each case to the extent that the Parent Board of Directors shall have made a Parent Change of Recommendation as permitted by Section 5.4. Notwithstanding the foregoing provisions of this Section 5.5(d), if, on a date for which the Parent Special Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Stock to obtain the Parent Shareholder Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Special Meeting; provided that the Parent Special Meeting is not postponed or adjourned to a date that is in the aggregate more than thirty (30) days after the date for which the Parent Special Meeting was originally scheduled (other than, following consultation with the Company, any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent reasonably necessary or advisable to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided or made available to the Parent shareholders or to permit dissemination of information which is material to stockholders voting at the Parent Special Meeting and to give the Parent shareholders sufficient time to evaluate any such supplement or amendment or other information, provided that in no event shall the number of days by which such Parent Special Meeting is adjourned or postponed exceed thirty (30) days in the aggregate, less the number of days by which the Parent Special Meeting has been adjourned or postponed in order to obtain the Parent Shareholder Approval). Once Parent has established a record date for the Parent Special Meeting, Parent shall not change such record date or establish a different record date for the Parent Special Meeting without the prior written consent of the Company, unless, following consultation with the Company, required to do so by applicable Law or the Parent Governing Documents. Without the prior written consent of Parent, the issuance of the Parent Stock in connection with the Merger shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Parent’s shareholders in connection with the approval of this Agreement and the Transactions) that Parent shall propose to be acted on by the shareholders of Parent at the Parent Special Meeting.

(e)        The Company and Parent will use their respective reasonable best efforts to hold the Company Special Meeting and the Parent Special Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

Section 5.6      Consultation as to Certain Tax Matters. Except as set forth in Section 5.6 of the Company Disclosure Letter, prior to (a) consummating any transaction that (i) is described in clause (a), (b), (e), (g), (h), (i), (j) or (k) of Section 5.1(ii) and (ii) is not subject to Parent’s consent right provided in Section 5.1(ii) on the basis that such transaction involves solely the Company and one or more Company Subsidiaries or solely Company Subsidiaries, or (b) altering any intercompany arrangements or agreements or the ownership structure among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, the Company shall consult with Parent reasonably prior to consummating any such transaction and shall not proceed with any such action or transaction described in clause (a) or (b) hereof without Parent’s consent (not to be unreasonably conditioned, withheld or delayed) if such action or transaction would, without taking into account any action or transaction entered into by Parent or any of its Subsidiaries (including, after the Effective Time, the Company or any of its Subsidiaries), reasonably be expected to have adverse Tax consequences that, individually or in the aggregate, are material to the Company and the Company Subsidiaries or, after the Effective Time, to Parent and the Parent Subsidiaries.

ARTICLE VI.

ADDITIONAL AGREEMENTS

Section 6.1        Access; Confidentiality; Notice of Certain Events.

(a)        From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, each of the Company and Parent shall, and shall cause each of the Parent Subsidiaries and the Company Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other Party all information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 6.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that such Party or its Representatives is prohibited from providing under the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business and not otherwise in breach of this Agreement (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any applicable Law or legal duty (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any such Law or duty) or (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws or obtaining the applicable waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders or approvals under Antitrust Laws as contemplated by Section 6.2, in each case, subject to prior execution of a common interest or joint defense agreement in customary form. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b)        Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with the terms of the Confidentiality Agreement.

(c)        No inspection by either Party or any of its respective Representatives shall affect or be deemed to modify or waive any of the representations and warranties of the other Party set forth in this Agreement.

(d)        The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any legal proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction, (iii) any notice or other communication received by any Party from any Person requisitioning the convening of a meeting of the shareholders of such Party and (iv) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII, except for any such failure that constitutes a Willful Breach of this Agreement.

Section 6.2        Reasonable Best Efforts.

(a)        Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other Transactions as soon as practicable after the date hereof, including (i) preparing and filing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to use its reasonable best efforts to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained by such Party from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions and (ii) using its reasonable best efforts to take all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and in any event within ten (10) business days after the execution of this Agreement (unless a later date is mutually agreed between the Parties), and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(b)        Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions under the HSR Act or any other Antitrust Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party under any Antitrust Law, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity with respect to any Antitrust Law, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party under any Antitrust Law, in each case regarding any of the Transactions provided, however, that materials may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege or confidentiality concerns; and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity with respect to the subject matter of this Section 6.2(b), or, in connection with any proceeding by a private party under any Antitrust Law, with any other Person (provided, however, that materials may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege or confidentiality concerns), and to the extent permitted by the DOJ, the FTC or any other applicable Governmental Entity or other Person with respect to the subject matter of this Section 6.2(b), give the other Party the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC or any other Governmental Entity or other Person with respect to the subject matter of this Section 6.2(b). Parent shall, on behalf of the Parties, control and lead all communications and strategy relating to the Antitrust Laws (provided that the Company is not constrained from complying with applicable Law), provided, further, that the Parties shall consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with proceedings under or relating to any Antitrust Law prior to their submission. In furtherance and not in limitation of the foregoing, and notwithstanding anything to the contrary set forth in this Agreement (but subject to, and without limitation of, the immediately preceding sentence), Parent shall, and shall cause each of its Subsidiaries to, negotiate, effect and agree to any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any of their respective businesses, product lines, divisions or assets or interests therein, and take such action or actions that would in the aggregate have a similar effect, including, without limitation, agreeing to change or modify any course of conduct regarding their respective future operations or otherwise taking actions that would limit their respective freedom of action with respect to, or ability to retain, one or more of their respective businesses, product lines, divisions or assets or interests therein, in each case, solely to the minimum extent necessary so as to permit and cause the condition set forth in Section 7.1(d) to be satisfied by the Outside Date; provided, however, that notwithstanding anything in this Agreement to the contrary, in no event shall Parent or any Parent Subsidiary be required to consummate any such sale, divestiture, license, holding separate, other similar arrangement or disposition or accept any such restriction or take any such action or actions prior to the Closing. In furtherance of the immediately preceding sentence, Parent shall take any and all actions necessary in order to ensure that (x) no requirement for non-action, a waiver, consent or approval of the FTC, the DOJ, any State Attorney General or other Governmental Entity, in each case, with respect to any Antitrust Law, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding with respect to any Antitrust Law, and (z) no other matter relating to any Antitrust Law, would preclude satisfaction of the condition set forth in Section 7.1(d) by the Outside Date. The Company shall agree if, but solely if, requested by Parent so as to permit and cause the condition set forth in Section 7.1(d) to be satisfied as promptly as practicable after the date of this Agreement (but in any event not later than the Outside Date), to effect and agree to any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any of its businesses, product lines, divisions or assets or interests therein, and take such action or actions that would in the aggregate have a similar effect; provided, however, that notwithstanding anything in this Agreement to the contrary, any such sale, divestiture, license, holding separate, other similar arrangement, disposition, restriction or action or actions is expressly consented to in writing by Parent and is conditioned upon, and shall become effective only from and after, the Closing.

(c)        Each of Parent and the Company shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all third parties, including Governmental Entities, necessary, proper or advisable for the consummation of the Transactions and to provide any notices to third parties required to be provided prior to the Effective Time; provided that, without the prior written consent of Parent, the Company shall not incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates in each case, that would have a Company Material Adverse Effect.

Section 6.3        Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement without the prior consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other Transactions, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement as far in advance as practicable and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that (i) without limiting any of its obligations under Section 5.3, the Company shall not be required by this Section 6.3 to provide any such review or comment to Parent in connection with the receipt and existence of a Company Competing Proposal or a Company Change of Recommendation and matters related thereto and (ii) without limiting any of its obligations under Section 5.4, Parent shall not be required by this Section 6.3 to provide any such review or comment to the Company in connection with a Parent Change of Recommendation and matters related thereto; provided, further, each Party and their respective affiliates may make statements that substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 6.3.

Section 6.4        Directors’ and Officers’ Insurance and Indemnification. For not less than six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each

Indemnified Party to the fullest extent permitted by Law; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective

Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer or director of the Company or any of the Company Subsidiaries or of any Person serving at the request of the Company or any of the Company Subsidiaries as a director, officer, employee or agent of another Person, to the fullest extent permitted by Law or provided pursuant to the Company Governing Documents or the organizational documents of any Company Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement. The Parties agree that for six years after the Effective Time all rights to elimination or limitation of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) or in any agreement shall survive the Merger and shall continue in full force and effect. For six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the provisions in (i) the Company Governing Documents and the organizational documents of any Company Subsidiary and (ii) any other agreements of the Company and the Company Subsidiaries with any Indemnified Party, in each case, regarding elimination or limitation of liability, indemnification of officers, directors, employees and agents or other fiduciaries and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions) without the consent of such Indemnified Party. Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six (6) years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy as of the date of this Agreement or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement or, if less, the cost of a policy providing coverage on the same terms as the Company’s existing policy as of the date of this Agreement; provided, further, that the Company may prior to the Effective Time substitute therefor a single premium tail coverage with respect to D&O Insurance with an annual cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement. Notwithstanding anything in this Section 6.4 to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 that require the Surviving Corporation to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto. In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party.

Section 6.5        Takeover Statutes. The Parties shall (a) take all action necessary so that no Takeover Statute or, in the case of the Company, any similar provision of the Company Governing Documents, is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute or, in the case of the Company, any similar provision of the Company Governing Documents, is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 6.6        Obligations of Merger Sub. Parent shall take all action necessary to cause each of Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to cause Merger Sub to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7        Employee Benefits Matters.

(a)        Parent shall, or shall cause the Surviving Corporation to, assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date of this Agreement or as subsequently amended as permitted pursuant to the terms of such Company Benefit Plans. Effective as of the Effective Time Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company and/or its Subsidiaries who continues to be employed by the Parent or the Surviving Corporation or any Subsidiary thereof (the “Continuing Employees”), (i) for the one (1) year period immediately following the Effective Time, base salary (or wages) that is not less favorable than the base salary (or wages) provided by the Company immediately prior to the Effective Time, and (ii) from the Effective Time through December 31, 2015 (x) annual cash bonus opportunities and (y) employee benefits (excluding equity-based compensation) in the aggregate, that are, in each of (x) and (y), no less favorable than those provided by the Company immediately prior to the Effective Time. Effective as of the Effective Time and

thereafter, Parent shall provide, or shall cause the Surviving Corporation to provide, that periods of employment with the Company (including any current or former affiliate of the Company or any predecessor of the Company to the extent recognized by the Company) shall be taken into account for all purposes under all employee benefit plans maintained by Parent or an affiliate of Parent for the benefit of the Continuing Employees, including vacation or other paid-time-off plans or arrangements, 401(k), pension or other retirement plans and any severance or health or welfare plans (other than for purposes of determining any accrued benefit under any defined benefit pension plan or as would result in a duplication of benefits).

(b)        Effective as of the Effective Time and thereafter, Parent shall, and shall cause the Surviving Corporation to, (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health and welfare benefits plan of Parent or any affiliate of Parent (except to the extent applicable under Company Benefit Plans immediately prior to the Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Company Benefit Plans immediately prior to the Effective Time, and (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Company Benefit Plans prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Parent or an affiliate of Parent for such year. The Merger shall not affect any Continuing Employee’s accrual of, or right to use, in accordance with Company policy as in effect immediately prior to the Effective Time, any personal, sick, vacation or other paid-time-off accrued but unused by such Continuing Employee immediately prior to the Effective Time.

(c)        If requested by Parent in writing delivered to the Company not less than ten (10) business days before the Closing Date, the Company Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate any 401(k) plans maintained by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), effective as of the day prior to the Closing Date. Following the Effective Time and as soon as practicable following receipt of a favorable determination letters from the IRS on the termination of the Company 401(k) Plans, the assets thereof shall be distributed to the participants, and Parent or the Surviving Corporation shall, to the extent permitted by Parent’s or the Surviving Corporation’s applicable 401(k) plan (collectively, the “Parent 401(k) Plan”), permit the Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, but not inclusive of loans), in the form of cash, in an amount equal to the full account balance (excluding loans) distributed to such Continuing Employees from the Company 401(k) Plans to the Parent 401(k) Plan.

(d)        Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Corporation, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Merger Sub, (ii) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof), or (iii) alter or limit the ability of the Surviving Corporation, Parent or any of their respective affiliates to amend, modify or terminate any Company Benefit Plan or other employee benefit, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

(e)        No later than thirty (30) business days following the date of this Agreement, the Company shall deliver to Parent a list of each “disqualified individual” (as defined in Section 280G of the Code) of the Company and its Subsidiaries and (i) the Company’s reasonable, good faith estimate of the maximum amount (separately identifying single and double-trigger amounts and tax gross-up payments, if any) that could be paid to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such disqualified individual and (iii) underlying documentation on which such calculations are based. Such information shall be updated and delivered to Parent not later than twenty (20) business days prior to the anticipated Closing Date.

(f)        The Company shall provide Parent with a copy of any material written communications intended for broad-based and general distribution to any current or former employees of the Company or any of the Company Subsidiaries if such communications relate to any of the Transactions, and will provide Parent with a reasonable opportunity to review and comment on such communications prior to distribution.

Section 6.8        Rule 16b-3. Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.9        Security Holder Litigation. Each Party shall provide the other Party prompt oral notice (but in any event within twenty-four (24) hours) of any litigation brought or threatened by any stockholder of that Party against such Party, any of its Subsidiaries and/or any of their respective directors or officers relating to the Merger, this Agreement or any of the Transactions. Unless, in the case of such litigation with respect to the Company, the

Company Board of Directors has made a Company Change of Recommendation, the Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense, prosecution or settlement of any such litigation, and the Company shall not offer to settle any such litigation, nor shall any such settlement be agreed to without Parent’s prior written consent. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.9 and Section 5.1 or Section 6.2, the provisions of this Section 6.9 shall control.

Section 6.10    Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.11    Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 6.12    Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 6.13    The Company’s Financing Cooperation. The Company agrees to, and to cause its Subsidiaries to, use reasonable best efforts to provide such assistance (and to use reasonable best efforts to cause its and their respective personnel and advisors to provide such assistance) with respect to the Financing as is reasonably requested by Parent, including using reasonable best efforts with respect to: (i) participation in, and assistance with, the marketing efforts related to the Financing; (ii) delivery to Parent and its Financing Sources as promptly as reasonably practicable of the Financing Deliverables; (iii) furnishing the Parent and its Financing Sources with (A)(I) audited consolidated balance sheets and related statements of income and cash flows of the Company for the three most recently completed fiscal years ended at least sixty (60) days prior to the Closing Date, (II) unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each subsequent fiscal quarter ended at least forty (40) days prior to the Closing Date (but excluding the fourth quarter of any fiscal year); and (III) as promptly as practical after requested by Parent, any additional audited and unaudited financial statements with respect to the businesses acquired by the Company required by Rule 3-05(b)(2) of Regulation S-X under the Securities Act as applicable to a registration statement filed with the SEC on Form S-1 by Parent (assuming the consummation of the Transactions); and (B) as promptly as practical after requested by Parent, all financial statements, financial data, audit reports and other information with respect to the Company and its Subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act and other accounting rules and regulations of the SEC as may reasonably be requested by Parent and of the type and form required in registration statements filed with the SEC on Form S-1 by Parent (assuming the consummation of the Transactions) (the information and documents in clauses (A) and (B), collectively, the “Required Financial Information”); (iv) cause its independent auditors to cooperate with the Financing consistent with their customary practice, including by participating in a reasonable number of drafting sessions, providing customary “comfort letters” (including customary “negative assurances”) and customary assistance with the due diligence activities of Parent and the Financing Sources (including by participating in a reasonable number of accounting due diligence sessions), and customary consents to the inclusion of audit reports in any relevant marketing materials, registration statements and related government filings; (v) ensuring that the Financing benefits from the existing lending relationships of the Company and the Company Subsidiaries; (vi) assisting Parent and the Financing Sources in the preparation of (A) offering documents, prospectuses, registration statements, syndication documents and materials, including bank information memoranda (confidential and public), private placement memoranda, offering memoranda, lender and investor, presentations and similar documents for the Financing and (B) materials for rating agency presentations, and similar documents in connection with the Financing; (vii) executing and delivering customary definitive financing documents to the extent reasonably requested by Parent, including certificates, and other documents, to the extent reasonably requested by Parent and (viii) providing customary projected financial information relating only to the Company and the Company Subsidiaries as reasonably requested by Parent to permit Parent to prepare customary projected financial information relating to Parent (to be prepared on pro forma basis assuming the consummation of the Transactions) which are customarily required by financing sources for the syndication of credit facilities similar to those described in the Debt Commitment Letter; provided that the effectiveness of any definitive documentation executed by the Company or any Company Subsidiary shall be subject to the consummation of the Merger. The Company hereby consents to the use of all of its and its Subsidiaries’ logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company Subsidiaries or the reputation or goodwill of the Company or any Company Subsidiary. Notwithstanding any other provision set forth herein or in any other agreement between the Company and Parent (or its affiliates), the Company agrees that Parent and its affiliates may share customary projections with respect to the Company and its business with the Financing Sources identified in the Debt Commitment Letter, and that Parent, its affiliates and such Financing Sources may share such information with potential Financing Sources in connection with any marketing efforts in connection with the Financing, provided that the recipients of such information agree to customary confidentiality arrangements. Notwithstanding anything to the contrary in this Agreement, none of the Company, any of its Subsidiaries or any of its or their respective directors or officers or other personnel shall be required by this Section 6.13 (1) to take any action or provide any assistance that unreasonably interferes with the ongoing operations of the Company and the Company Subsidiaries; (2) to pass resolutions or consents to approve or authorize the execution of the Financing or the Debt Financing Documents prior to the Effective Time (other than customary authorization and representation letters provided in connection with offering documents); or (3) to execute or deliver any certificate, document, instrument or agreement that is effective prior to the Closing or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing (other than a payoff letter with respect to the Credit Agreement). Parent shall (1) promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees)

incurred by the Company or any Company Subsidiary in connection with providing the assistance contemplated by this Section 6.13 and (2) indemnify and hold harmless the Company and the Company Subsidiaries and its and their respective directors, officers, personnel and advisors from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments and penalties suffered or incurred in connection with the Financing or any assistance or activities in connection therewith (other than (x) arising from fraud, intentional misrepresentation, misstatements or omissions on the part of the Company or any of its affiliates or (y) written historical information of the type prepared by the Company or any of its affiliates in the ordinary course of business that is provided by the Company or any of its affiliates).

Section 6.14    Parent’s Financing Obligation.

(a)        Parent shall take, or use its reasonable best efforts to cause to be taken, all actions and do, or use its reasonable best efforts to cause to be done, all things necessary to obtain the Financing on or prior to the Closing Date on the terms and conditions set forth in the Debt Commitment Letter, including: (a) maintaining in effect and enforcing the Debt Commitment Letter and complying with its obligations thereunder; provided, that the Debt Commitment Letter may be amended, supplemented, modified and replaced as permitted pursuant to this Section 6.14; (b) participation by senior management of Parent in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies; (c) satisfying on a timely basis all conditions to the Financing (including the Financing Conditions) set forth in the Debt Commitment Letter that are within Parent’s control; (d) negotiating, executing and delivering Debt Financing Documents that reflect the terms contained in the Debt Commitment Letter (including any “market flex” provisions related thereto); and (e) subject to Section 1.5, drawing the full amount of the Financing, in the event that the conditions set forth in Section 7.1 and Section 7.2, and the Financing Conditions, have been satisfied or upon funding would be satisfied. Parent shall give the Company prompt notice of any breach or threatened breach by any party to the Debt Commitment Letter of which Parent becomes aware. Without limiting Parent’s other obligations under this Section 6.14, if a Financing Failure Event occurs Parent shall (i) immediately notify the Company of such Financing Failure Event and the reasons therefor, (ii) in consultation with the Company, use its reasonable best efforts to obtain alternative financing from alternative Financing Sources on terms (including conditionality, structure, covenants and pricing) not materially less beneficial to the Company and Parent, with lenders reasonably satisfactory to Parent, in an amount sufficient to consummate the Transactions, as promptly as practicable following the occurrence of such event, and (iii) obtain, and when obtained, provide the Company with a copy of, a new financing commitment that provides for such alternative financing. Parent shall not, without the Company’s prior written consent, agree to any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or any Debt Financing Document unless the terms and conditions thereof, as so amended, modified or waived, are in the aggregate at least as favorable to the Company and Parent as those contained therein prior to giving effect to such amendment, modification or waiver; provided, that Parent and Merger Sub may, without the Company’s prior written consent, (x) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter that would not reasonably be expected to prevent, materially delay or materially impede the timely consummation of the Financing or the Merger, (y) replace or amend the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof and (z) implement or exercise the “flex” provisions contained in one or more fee letters related to the Financing. Notwithstanding the foregoing, the parties hereto agree that the following would reasonably be expected to prevent, materially delay or materially impede the timely consummation of the Financing or the Merger: (i) any amendment, modification or waiver of the conditions to obtaining the Financing, unless such amendment, modification or waiver results in conditions that are in the aggregate substantially equivalent (or that are more favorable to the Company and Parent), (ii) any amendment, modification or waiver that reduces the amount of the Financing or (iii) any amendment, modification or waiver that materially adversely affects the ability of Parent or its affiliates to enforce their rights against the other parties to the Debt Commitment Letter. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to obtain the Financing.

(b)        Notwithstanding any other provision in this Agreement, Parent shall have the right to substitute the proceeds of consummated equity or equity-linked offerings or debt offerings or other incurrences of debt (including unsecured notes) for all or any portion of the Financing by reducing commitments under the Debt Commitment Letter; provided, that to the extent any such debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earlier of the consummation of the Transactions on the Closing Date, the termination of this Agreement or the Outside Date as applicable (for the avoidance of doubt as it may be extended pursuant to this Agreement). Further, Parent shall have the right to substitute commitments in respect of other debt financing for all or any portion of the Financing from the same and/or alternative bona fide third-party financing sources so long as (i) all conditions precedent to effectiveness of definitive documentation for such debt financing have been satisfied and the conditions precedent to funding of such debt financing are in the aggregate, in respect of certainty of funding, substantially equivalent to (or more favorable to the Company than) the Financing Conditions, and (ii) prior to funding of any loans thereunder, the commitments in respect of such debt financing are subject to restrictions on assignment which are in the aggregate substantially equivalent to or more favorable to the Company than the corresponding restrictions set forth in the Debt Commitment Letter (any such debt or equity financing which satisfies the foregoing clauses (i) and (ii), the “Replacement Financing”; the definitive documentation for any such Replacement Financing, the “Replacement Financing Documents”). The representations, warranties, covenants and other restrictions of Parent and Merger Sub contained in this Agreement with respect to the Financing and the Debt Commitment Letter shall apply equally to any Replacement Financing and Replacement Financing Documents.

Section 6.15    Parent Board Representation. Parent shall take such actions as are necessary to cause two (2) individuals who are members of the Company Board of Directors as of immediately prior to the Effective Time to become members of the Parent Board of Directors immediately after the Effective Time. Any new members appointed to the Parent

Board of Directors in accordance with this Section 6.15 shall be selected by the Governance Committee of the Parent Board of Directors, after consulting with the Company, pursuant to the director nomination process set forth in Parent’s proxy statement on Schedule 14A filed with the SEC on March 28, 2014, to serve on the Parent Board of Directors, initially, until the next annual meeting of Parent’s shareholders in accordance with the Parent Governing Documents, and who shall also be nominated by the Parent Board of Directors for election (or re-election) to the Parent Board of Directors at the next annual meeting of Parent’s shareholders in accordance with the Parent Governing Documents, to serve until the next subsequent annual meeting of the Parent’s shareholders and until their respective successors are duly elected and qualify.

Section 6.16    Irish Stamp Duty. Parent shall seek confirmation from the Irish Revenue Commissioners that, on the basis that the Merger and the vesting in the holders of Company Shares of the Stock Consideration Portion of the Merger Consideration shall occur by operation of the DGCL, no Irish stamp duty shall apply on the issuance to the holders of Company Shares of the Stock Consideration Portion of the Merger Consideration pursuant to the Merger.

ARTICLE VII.

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1    Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction at the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by Parent and the Company, as the case may be, to the extent permitted by applicable Law:

(a)        Stockholder Approval. Each of the Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained;

(b)        Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened unless subsequently withdrawn;

(c)        Adverse Laws or Orders. No Adverse Law or Order shall have occurred;

(d)        Required Antitrust Clearances. (i) All applicable waiting periods (or extensions thereof) relating to the Merger under the HSR Act and the Antitrust Laws of any of the Requisite Jurisdictions shall have expired or been terminated, and all pre-closing approvals or clearances reasonably required thereunder shall have been obtained, and (ii) no order, judgment or decree shall have been issued by, and no legal proceeding shall have been threatened in writing by or pending before, a Governmental Entity under any Antitrust Law of the United States or any Requisite Jurisdiction, in each case, against the Company, Parent or Merger Sub that is reasonably likely to temporarily or permanently enjoin, restrain or prevent the consummation of the Merger; and

(e)        Listing. The shares of Parent Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2        Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction (or waiver (in writing) by Parent) at the Effective Time of each of the following additional conditions:

(a)        Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.10(a) shall be true and correct in all respects, (ii) the representations and warranties of the Company set forth in Section 3.1, Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.3(a), Section 3.19 and Section 3.22 (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date) and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect;

(b)        Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect; and

(c)        No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing.

Section 7.3      Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction (or waiver (in writing) by the Company) at the Effective Time of each of the following additional conditions:

(a)        Representations and Warranties. (i) The representations and warranties of Parent set forth in Section 4.10(a) shall be true and correct in all respects, (ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.1, Section 4.2(a), Section 4.2(b), Section 4.2(c), Section 4.3(a), Section 4.19 and Section 4.22 (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date) and (iii) each of the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect;

(b)        Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect; and

(c)        No Parent Material Adverse Effect. Since the date of this Agreement no Parent Material Adverse Effect shall have occurred and be continuing.

ARTICLE VIII.

TERMINATION

Section 8.1        Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time as follows:

(a)        by mutual written consent of Parent and the Company;

(b)        by either Parent or the Company, prior to the Effective Time, if there has been a breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would result in the conditions in Section 7.2(a) or (b), in the case of a breach by the Company, or Section 7.3(a) or (b), in the case of a breach by Parent and Merger Sub, in each case, not being satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) calendar days after the receipt of notice thereof by the breaching Party from the non-breaching Party or (ii) three (3) business days before the Outside Date); provided, however, this Agreement may not be terminated pursuant to this Section 8.1(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(c)        by either Parent or the Company, if the Effective Time shall not have occurred by 5:00 p.m., Eastern Time, on September 30, 2015 (the “Outside Date”); provided that if on such date all of the conditions set forth in Article VII have been satisfied or waived (other than the conditions set forth in Section 7.1(d) and those conditions that by their nature can only be satisfied at the Closing), then the Outside Date shall be extended to 5:00 p.m. Eastern Time on the first anniversary of the date of this Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in the Effective Time not occurring prior to the Outside Date;

(d)        by Parent, if, at any time prior to the receipt of the Company Stockholder Approval, the Company Board of Directors shall have effected a Company Change of Recommendation; provided that Parent’s right to terminate this Agreement pursuant to this Section 8.1(d) shall expire at 5:00 p.m. (Eastern Time) on the twentieth (20th) business day following the date on which such Company Change of Recommendation occurs;

(e)        by the Company, if, at any time prior to the receipt of the Parent Shareholder Approval, the Parent Board of Directors shall have effected a Parent Change of Recommendation; provided that the Company’s right to terminate this Agreement pursuant to this Section 8.1(e) shall expire at 5:00 p.m. (Eastern Time) on the twentieth (20th) business day following the date on which such Parent Change of Recommendation occurs;

(f)        by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree, ruling or Law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;

(g)        by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained at the Company Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(h)        by either Parent or the Company, if the Parent Shareholder Approval shall not have been obtained at the Parent Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or

(i)        by the Company, if, at any time prior to the receipt of the Company Stockholder Approval, the Company Board of Directors shall have (i) effected a Company Change of Recommendation in accordance with Section 5.3(d)(ii) in order to accept a Company Superior Proposal, (ii) entered into a Superior Proposal Acquisition Agreement with respect to such Company Superior Proposal concurrently with the termination of this Agreement in accordance with this Section 8.1(i) and (iii) paid the Company Termination Fee to Parent in accordance with Section 8.2(b)(ii).

Section 8.2        Effect of Termination.

(a)        In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, this Section 8.2 and Section 9.3 through Section 9.13, Section 9.14(d) and Section 9.15 shall survive such termination; provided, however, that subject to Section 8.2(d), nothing herein shall relieve any Party from liability for a Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of–pocket costs, and may, if proven by the relevant Party and awarded by the court, include the benefit of the bargain lost by (x) the Company or its stockholders (taking into consideration relevant matters, including the total amount payable to such stockholders under this Agreement and the time value of money), which shall be deemed in such event, if proven by the Company and awarded by the court, to be damages of the Company, or (y) Parent, taking into consideration relevant matters, including the time value of money, as applicable).

(b)        Company Termination Fee.

(i)        If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(c) or Section 8.1(g), (B) a Company Competing Proposal shall have been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of termination (in the case of Section 8.1(c)) or prior to the date of the Company Special Meeting (in the case of Section 8.1(g)), and (C)(1) a Company Competing Proposal is consummated within twelve (12) months of such termination or (2) the Company enters into a definitive agreement providing for a Company Competing Proposal within twelve (12) months of such termination and such Company Competing Proposal is subsequently consummated, within one (1) business day after the date any such Company Competing Proposal is consummated the Company shall pay to Parent a fee of $2,100,000,000 in cash (the “Company Termination Fee”). Solely for purposes of this Section 8.2(b)(i), the term “Company Competing Proposal” shall have the meaning assigned to such term in Section 9.5, except that all references to “20%” therein shall be deemed to be “40%” and all references to “80%” therein shall be deemed to be “60%”.

(ii)        If the Company terminates this Agreement pursuant to Section 8.1(i), concurrently with such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee.

(iii)        If Parent terminates this Agreement pursuant to Section 8.1(d), within three (3) business days after such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee.

(iv)        If Parent or the Company terminates this Agreement pursuant to Section 8.1(g), within three (3) business days after such termination the Company shall pay or cause to be paid to Parent the Parent Expenses, but not to exceed $680,000,000. As used herein, “Parent Expenses” shall mean all documented fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors, Financing Sources, investment bankers and other Representatives of Parent or its affiliates) incurred by Parent or on its behalf in connection with or related to the evaluation, authorization, preparation, negotiation, execution or performance of this Agreement or any other matter related to the Transactions, including the Financing.

(v)        In the event any amount is payable pursuant to the preceding clauses (i), (ii), (iii) or (iv), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent.

(vi)        For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion. In addition, in the event that the Company shall have paid the Parent Expenses pursuant to Section 8.2(b)(iv) and thereafter the Company Termination Fee shall be payable pursuant to Section 8.2(b)(i), the amount of Parent Expenses as paid shall be credited against, and shall thereby reduce, the amount of the Company Termination Fee.

(c)        Parent Termination Fee.

(i)        If the Company or Parent terminates this Agreement pursuant to (x) Section 8.1(c) (but only in the event that all of the conditions set forth in Article VII have been satisfied or waived (other than the conditions set forth in Section 7.1(d) or those conditions that by their nature can only be satisfied on the Closing Date)) or (y) Section 8.1(f) arising under the HSR Act or the Antitrust Laws of the Requisite Jurisdictions and the Company is not otherwise in material breach of this Agreement), within one (1) business day after such termination, Parent shall pay, or cause to be paid, to the Company a fee of $2,100,000,000 in cash (the “Parent Termination Fee”).

(ii)        If the Company terminates this Agreement pursuant to Section 8.1(e), within three (3) business days after such termination, Parent shall pay or cause to be paid to the Company the Parent Termination Fee.

(iii)        If the Company or Parent terminates this Agreement pursuant to Section 8.1(h), within three (3) business days after such termination, Parent shall pay or cause to be paid to the Company a fee of $1,300,000,000 in cash.

(iv)        In the event any amount is payable pursuant to the preceding clauses (i), (ii) or (iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company.

(v)        For the avoidance of doubt, in no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.

(d)        Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that (i) neither the Company Termination Fee nor any amount payable under Section 8.2(b)(iv) is a penalty, but rather is a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and (ii) neither the Parent Termination Fee nor any amount payable under Section 8.2(c)(iii) is a penalty, but rather is a reasonable amount that will compensate the Company in the circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, each of which amounts would otherwise be impossible to calculate with precision. In addition, if any Party fails to pay in a timely manner any amount due pursuant to Section 8.2(b) or Section 8.2(c), as applicable, then (i) such Party shall reimburse the other Party for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) such Party shall pay to the other Party interest on the amount payable pursuant to Section 8.2(b) or Section 8.2(c) from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%. Notwithstanding anything to the contrary in this Agreement, except in the case of Willful Breach, (A) upon payment of the Company Termination Fee pursuant to this Section 8.2, none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions and (B) upon payment of the Parent Termination Fee pursuant to this Section 8.2, none of Parent, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, shareholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

ARTICLE IX.

MISCELLANEOUS

Section 9.1        Amendment and Modification; Waiver.

(a)        Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Approval, as applicable, by written agreement of the Parties (by action taken by their respective boards of directors); provided, however, that after the adoption of this Agreement by the stockholders of the Company or the approval of the issuance of shares of Parent Stock in connection with the Merger by the shareholders of Parent, as applicable, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b)        At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or any Parent Entity, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of any Parent Entity or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company, as applicable, contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of any Parent Entity or the Company, as applicable, contained herein. Any agreement on the part of a Parent Entity or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

(c)        Notwithstanding anything to the contrary contained herein, (i) Section 9.9(b) and Section 9.12 may not be amended, supplemented, waived or otherwise modified in a manner adverse to the Financing Sources and (ii) this Section 9.1(c), Section 9.11(a), Section 9.11(b) and Section 9.15 may not be amended, supplemented, waived or otherwise modified, nor, in the case of each of clauses (i) and (ii), may this Agreement be otherwise modified in a manner that in substance constitutes such a modification, in each case, without the prior written consent of the Financing Sources.

Section 9.2      Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 9.3      Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 9.4      Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by facsimile (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Merger Sub, to:

Actavis plc

1 Grand Canal Square

Docklands

Dublin 2

Ireland

Attention: Chief Legal Officer and Secretary

Facsimile: +1 (862) 261-8043

with a copy to (which shall not constitute notice):

Actavis plc

Morris Corporate Center III

400 Interspace Parkway

Parsippany, New Jersey 07054

Attention: Chief Legal Officer and Secretary

Facsimile: +1 (862) 261-8043

and

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Attention: Victor I. Lewkow, Esq.

                  Paul J. Shim, Esq.

                  James E. Langston, Esq.

Facsimile: +1 (212) 225-3999

and

if to the Company, to:

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Attention: General Counsel and Assistant Secretary

Facsimile: +1 (714) 246-6987

with copies to (which shall not constitute notice):

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92625

Attention: Cary K. Hyden, Esq.

                 Paul D. Tosetti, Esq.

                 Michael A. Treska, Esq.

Facsimile: +1 (714) 755-8290

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: David A. Katz, Esq.

Facsimile: +1 (212) 403-2000

Section 9.5        Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions.

“Adverse Law or Order” means (i) any statute, rule, regulation or other Law (other than any Antitrust Law) shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger or (ii) there shall be in effect any order or injunction of any Governmental Entity of competent jurisdiction preventing the consummation of the Merger.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

“Bribery Legislation” means all and any of the following: the United States Foreign Corrupt Practices Act of 1977; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which Parent or the Company operates.

“business days” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act; provided, however, that a day on which banks in the City of New York are authorized or obligated by Law or executive order to close shall not be a “business day”.

“2012 RSUs” means the award of restricted stock units subject to performance-based vesting granted to the Chief Executive Officer under the 2011 Incentive Award Plan on February 17, 2012.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any regulations promulgated thereunder.

“CIC Policy” means the Company’s Change in Control Policy, effective as of April 28, 2010, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the bylaws of the Company, as amended and restated as of the date of this Agreement.

“Company Certificate” means the Certificate of Incorporation of the Company as amended, amended and restated and supplemented and in effect on the date hereof.

“Company Competing Proposal” means any proposal or offer made by a Person or group (other than a proposal or offer by Parent or any of its Subsidiaries) at any time, including any amendment or modification to any existing proposal or offer, which is structured to permit (i) such Person or group to acquire beneficial ownership of at least twenty percent (20%) of the assets of, equity interest in, or businesses of, the Company (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions), or (ii) a merger, consolidation, recapitalization or other transaction that results in the stockholders of the Company immediately preceding such transaction holding less than eighty percent (80%) of the equity interests of the surviving or resulting entity of such transaction, in each case other than the Merger.

“Company Equity Plans” means 2011 Incentive Award Plan, 2008 Incentive Award Plan, the 1989 Incentive Compensation Plan, the Allergan Irish Share Participation Scheme and Allergan, Inc. Deferred Directors’ Fee Program and the Allergan Pharmaceuticals (Ireland) Ltd., Inc. Savings Related Share Option Scheme (2000).

“Company Executive Team” means (i) the Section 16 Officers and (ii) the employees of the Company and/or its Subsidiaries who were granted an award of performance-based restricted stock units in the fourth quarter of calendar year 2014.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Intervening Event” means an Effect (a) that was not known to the Company Board of Directors, or the material consequences of which (based on facts known to members of the Company Board of Directors as of the date of this Agreement) were not reasonably foreseeable, as of the date of this Agreement and (b) that does not relate to any Company Competing Proposal.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the assets, liabilities, condition (financial or otherwise), business or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions, (b) conditions (or changes therein) in any industry or industries in which the Company operates, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, (d) any change or prospective changes in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity (including with respect to Taxes), (f) the execution and delivery of this Agreement or the consummation of the Transactions or compliance with the terms of this Agreement (other than compliance with Section 5.1 and it being understood that this clause (f) shall not apply with respect to any representation or warranty contained in this Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the compliance with the terms of this Agreement), (g) changes in the Company Common Stock price, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (h) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (j) the negotiation, pendency or public announcement of the Transactions, including any resulting litigation (other than compliance with Section 5.1 and it being understood that this clause (j) shall not apply with respect to any representation or warranty contained in this Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the compliance with the terms of this Agreement), (k) any action or failure to take any action that is expressly consented to or requested by Parent in writing, (l) any reduction in the credit rating of the Company or the Company Subsidiaries, in and of itself (it being understood that the Effects giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account); (m) any change or prospective change by any Governmental Entity in reimbursement or payor rules or policies applicable to products or product candidates of the Company; or (n) Effects arising out of the items listed in Section 9.5(a) of the Company Disclosure Letter, except, in the case of clauses (a) - (e), (i) or (m), to the extent the Company and the Company Subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which the Company and the Company Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Product” means all products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by the Company or any Company Subsidiary and all products with respect to which the Company or any Company Subsidiary has royalty rights.

“Company Related Party” means the Company, its Subsidiaries and their respective Representatives.

“Company Special Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding Company Common Stock entitled to vote upon the adoption of this Agreement at the Company Special Meeting.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Superior Proposal” means a bona fide written Company Competing Proposal (with references to 20% and 80% being deemed to be replaced with references to 50%), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors to be (a) more favorable to the stockholders of the Company from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such Company Competing Proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such Company Competing Proposal or otherwise)) and (b) reasonably capable of being completed as proposed on a timely basis, in the case of each of clauses (a) and (b), taking into account (i) all financial, legal, regulatory and other aspects of such Company Competing Proposal (including any termination fees, any expense reimbursement provisions, the conditions to the consummation of such Company Competing Proposal and whether such Company Competing Proposal is fully financed) and (ii) the identity of the Person making such Company Competing Proposal.

“Compliant” means, without giving effect to any supplements or updates other than supplements or updates that have been delivered to Parent prior to commencement of the applicable Marketing Period, (i) the Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company or its Subsidiaries, required to be stated therein or necessary in order to make such Required Financial Information, in light of the circumstances under which the statements contained in the Required Financial Information are made, not misleading, (ii) all information necessary to constitute Required Financial Information that is Compliant throughout and on the first and last day of the Marketing Period has been delivered by the Company to Parent on the first day of the Marketing Period and (iii) the financial statements contained in the Required Financial Information are sufficient for the delivery of a customary accountants’ comfort letter under SAS 100 (including customary negative assurance) with respect to financial information regarding the Company and its Subsidiaries, and the Company’s

independent registered accounting firm has delivered draft comfort letters in customary form and indicated that they are willing to deliver the comfort letters in customary form upon any pricing and closing of a securities offering during the Marketing Period.

“Confidentiality Agreement” means the Confidentiality Agreement, dated November 5, 2014, between Parent and the Company, as may be amended.

“Continuing Service Providers” mean all non-employee service providers of the Company or any Company Subsidiary who, at the Effective Time, continue their service with the Company or any Company Subsidiary, other than any such service providers who are ineligible to be included on a registration statement filed by Parent on Form S-8.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of October 28, 2011, by and among the Company, the Eligible Subsidiaries referred to therein, the Lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Citibank N.A., as syndication agent and Bank of America, N.A., as documentation agent.

“Debt Commitment Letter” means the debt commitment letter among Parent, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Mizuho Bank, Ltd., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC, dated as of the date hereof, as amended, supplemented or replaced in compliance with this Agreement or as required by Section 6.14 following a Financing Failure Event, pursuant to which the financial institutions party thereto have agreed, subject only to the conditions set forth therein, to provide or cause to be provided the debt financing set forth therein for the purposes of financing the Transactions.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Financing, including (a) all credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures, notes and intercreditor agreements pursuant to which the Financing will be governed or contemplated by the Debt Commitment Letter; (b) officer, secretary, solvency and perfection certificates, legal opinions, corporate organizational documents, good standing certificates, Lien searches, and resolutions contemplated by the Debt Commitment Letter or requested by the Financing Sources; and (c) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA Patriot Act.

“DSOS” means the Secretary of State of the State of Delaware.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or Release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are: (a) related to the environment (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water); and (b) based upon (i) any provision of Environmental Laws or (ii) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Governmental Entity and includes: fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental matters; defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and financial responsibility for (x) clean-up costs and injunctive relief, including any Removal, Remedial or Response actions, and (y) compliance or remedial measures under other Environmental Laws.

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter, including the offering or private placement of debt securities or borrowing of loans contemplated by the Debt Commitment Letter and any related engagement letter and including any credit facilities or capital markets debt financing or equity or equity-related offerings undertaken in replacement of all or any portion of such financing.

“Financing Conditions” means the conditions precedent set forth in Section 5 of the Debt Commitment Letter and in Annex III to the Debt Commitment Letter.

“Financing Deliverables” means the following: (a) a customary payoff letter relating to the repayment (or cash collateralization) on the Closing Date of outstanding obligations under the Credit Agreement, subject to receipt of the funds therefor from Parent; and (b) documentation and other information reasonably requested by the Financing Sources with respect to (i) at least one (1) business day before the Closing Date, applicable “know-your-customer” and anti-money laundering rules and regulations requested at least three (3) business days prior to the Closing Date and (ii) the U.S. Treasury Department’s Office of Foreign Assets Control and the FCPA.

“Financing Failure Event” shall mean any of the following: (a) the commitments with respect to all or any portion of the Financing expiring or being terminated, (b) for any reason, all or any portion of the Financing becoming unavailable, or (c) a breach or repudiation by any party to the Debt Commitment Letter, in each case, other than as contemplated by the Debt Commitment Letter.

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange the Financing or other financings in connection with the Transactions, including the parties to the Debt Commitment Letter, any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates and their and their respective affiliates’ current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling persons, agents and representatives and respective successors and assigns of the foregoing Persons.

“Government Official” means (a) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any candidate for political office, or (c) any political party or party official.

“Governmental Entity” means (a) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, including any arbitral body, (b) any public international governmental organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person,

(a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b) all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guarantees, surety bonds and similar instruments;

(c) net obligations of such Person under any interest rate, swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements;

(d) all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business);

(e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness will have been assumed by such Person or is limited in recourse;

(f) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases;

(g) synthetic lease obligations;

(h) obligations outstanding under securitization facilities; and

(i) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, provided that Indebtedness shall not include any performance guarantee or any other guarantee that is not a guarantee of other Indebtedness.

“Intellectual Property” means all rights in or to all U.S. or foreign: (a) inventions (whether or not patentable), patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (b) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (d) trade secrets and confidential information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, and business plans, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), and (f) domain name registrations.

“Key Product” means, with respect to the Company, those products set forth on Section 9.5 of the Company Disclosure Letter, and, with respect to Parent, those products set forth on Section 9.5 of the Parent Disclosure Letter.

“knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) the Persons listed in Section 9.5 of the Parent Disclosure Letter with respect to Parent or Merger Sub, or (b) the Persons listed in Section 9.5 of the Company Disclosure Letter with respect to the Company.

“Law” means any law, statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Marketing Period” means the first period of fifteen (15) consecutive business days, commencing after the date hereof throughout which and on the first and last day of which (a) Parent shall have received the Required Financial Information and the Required Financial Information is Compliant and (b) the conditions set forth in Section 7.1 and Section 7.2 shall have been satisfied or waived (other than those conditions which by their terms cannot be satisfied until the Closing); provided that (1) the Marketing Period shall end on any earlier date that is the date on which the full proceeds to be provided to Parent by the Financing are made available to Parent to complete the Merger and (2) for purposes of the Marketing Period, such fifteen (15) consecutive business day period (x) shall exclude November 27, 2014, November 28, 2014 and July 3, 2015, (y) if such period has not ended on or before December 19, 2014, such period shall not commence before January 5, 2015 and (z) if such period has not ended on or before August 14, 2015, such period shall not commence before September 8, 2015. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such fifteen (15) consecutive business days, (i) the Company’s independent registered accounting firm shall have withdrawn its authorization letter or audit opinion with respect to any financial statements contained in the Required Financial Information, in which case the Marketing Period shall not be deemed to commence until the time at which, as applicable, a new authorization letter or unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent registered accounting firm or another independent registered accounting firm acceptable to Parent, (ii) the Company indicates its intent to restate any financial statements or material financial information included in the Required Financial Information or (iii) the Required Financial Information is not Compliant at any point throughout and on the first and last day of such period; then, in each case, a new fifteen (15) consecutive business day period thereafter shall commence upon the Company receiving updated Required Financial Information that is Compliant and the other conditions set forth in this definition of Marketing Period being met.

“Notified Body” means an entity licensed, authorized or approved by the applicable Governmental Entity to assess and certify the conformity of a medical device with the requirements of EU Directive 93/42/EEC concerning medical devices, as amended from time to time, and applicable harmonized standards.

“NYSE” means the New York Stock Exchange.

“Parent Competing Proposal” means any proposal or offer made by a Person or group (other than a proposal or offer by the Company or any of its Subsidiaries) at any time, including any amendment or modification to any existing proposal or offer, which is structured to permit such Person or group to acquire beneficial ownership of at least twenty percent (20%) of the assets of, equity interest in, or businesses of, Parent (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions), in each case other than the Merger.

“Parent Entities” means Parent and Merger Sub.

“Parent Equity Award” means any form of compensation (including deferred compensation) granted under a Parent Equity Plan that is or may be paid or settled in Parent Stock.

“Parent Equity Plans” means Parent’s 2013 Incentive Award Plan and the WC Equity Incentive Plan.

“Parent Governing Documents” means (a) the Parent Articles of Association as amended and in effect on the date of this Agreement and (b) the Memorandum of Association of Parent, as amended and restated as of the date of this Agreement.

“Parent Intervening Event” means a material Effect relating to Parent that (a) was not known to or reasonably foreseeable by the Parent Board of Directors, or the material consequences of which (based on facts known or reasonably expected to be known to members of the Parent Board of Directors as of the date of this Agreement) were not reasonably foreseeable, as of the date of this Agreement and (b) does not relate to any Parent Competing Proposal.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the assets, liabilities, condition (financial or otherwise), business or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions, (b) conditions (or changes therein) in any industry or industries in which Parent operates, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, (d) any change or prospective changes in GAAP or interpretation thereof, (e) any actual or prospective adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity (including with respect to Taxes), (f) the execution and delivery of this Agreement or the consummation of the Transactions or compliance with the terms of this Agreement (other than compliance with Section 5.2 and it being understood that this clause (f) shall not apply with respect to any representation or warranty contained in this Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the compliance with the terms of this Agreement), (g) changes in the Parent Stock price, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (h) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (j) the negotiation, pendency or public announcement of the Transactions, including any resulting litigation (other than compliance with Section 5.2 and it being understood that this clause (j) shall not apply with respect to any representation or warranty contained in this Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the compliance with the terms of this Agreement), (k) any action or failure to take any action that is consented to or requested by the Company in writing, (l) any reduction in the credit rating of Parent or the Parent Subsidiaries, in and of itself (it being understood that the Effects giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account); or (m) any change or prospective change by any Governmental Entity in reimbursement or payor rules or policies applicable to products or product candidates of

Parent; except, in the case of clauses (a) - (e), (i) or (m), to the extent Parent and the Parent Subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which Parent and Parent Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Parent Material Adverse Effect).

“Parent Product” means all products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by Parent or any Parent Subsidiary and all products with respect to which Parent or any Parent Subsidiary has royalty rights.

“Parent Shareholder Approval” means the affirmative vote of the holders of a majority of the votes cast by holders of outstanding shares of Parent Stock on the proposal to approve the issuance of Parent Stock as provided in this Agreement at the Parent Special Meeting.

“Parent Special Meeting” means the meeting of the holders of shares of Parent Stock for the purpose of seeking the Parent Shareholder Approval, including any postponement or adjournment thereof.

“Parent Stock” or “Parent Shares” means the ordinary shares of $0.0001 par value of Parent.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“RCRA” means the Resource Conservation and Recovery Act, as amended, and any regulations promulgated thereunder.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material).

“Removal, Remedial or Response” actions include the types of activities covered by CERCLA, RCRA, and other comparable Environmental Laws, and whether such activities are those which might be taken by a Governmental Entity or those which a Governmental Entity or any other Person might seek to require of waste generators, handlers, distributors, processors, users, storers, treaters, owners, operators, transporters, recyclers, reusers, disposers, or other Persons under “removal,” “remedial,” or other “response” actions.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and its respective Subsidiaries.

“Requisite Jurisdictions” shall mean the jurisdictions set forth in Section A and Section B of Section 7.1(d) of the Company Disclosure Letter, other than any jurisdiction that Parent has advised the Company in writing that it has determined to remove from Section B of Section 7.1(d) of the Company Disclosure Letter following consultation with the Company.

“Sanctioned Country” means any of Cuba, Iran, North Korea, Sudan, and Syria.

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under the Sanctions Laws of the United States, the United Kingdom, the European Union, or the United Nations, including (a) any Person identified in any list of sanctioned Persons maintained by (i) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (ii) Her Majesty’s Treasury of the United Kingdom; (iii) any committee of the United Nations Security Council; or (iv) the European Union; (b) any Person located, organized, or resident in, organized in, or a Governmental Entity or government instrumentality of, any Sanctioned Country and (c) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in (a) or (b).

“Sanctions Laws” means all Laws concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified persons or countries, or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“SEC” means the United States Securities and Exchange Commission.

“Section 16 Officers” means the executive officers of the Company and/or its Subsidiaries that are subject to the reporting requirements of Section 16(a) of the Exchange Act.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Significant Subsidiary” means any Subsidiary of the Company or Parent, as applicable, that is material or constitutes a “significant subsidiary” of the Company or Parent, as applicable, within the meaning of Rule 1-02 of Regulation S-X promulgated under the Securities Act.

“Stock Award Exchange Ratio” means the sum of the Stock Consideration Portion plus a fraction resulting from dividing the Cash Consideration Portion by the VWAP of Parent Stock.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal Acquisition Agreement” shall mean a written definitive acquisition agreement providing for a Company Superior Proposal entered into by and between the Company and the Person making a Company Superior Proposal.

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity or domestic or foreign taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“VWAP of Parent Stock” means the volume weighted average price of Parent Stock for a ten (10) trading day period, starting with the opening of trading on the eleventh (11th) trading day prior to the Closing Date to the closing of trading on the second to last trading day prior to the Closing Date, as reported by Bloomberg.

“Willful Breach” means with respect to any representation, warranty, agreement or covenant, an action or omission that the breaching party knows is or would constitute a breach, or would reasonably be expected to result in a breach, of such representation, warranty, agreement or covenant.

Section 9.6        Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Book-Entry Shares”	Section 2.2(b)

“Cash Consideration Portion”	Section 2.1(a)

“Certificate of Merger”	Section 1.3

“Certificates”	Section 2.2(b)

“Closing”	Section 1.2

“Closing Date”	Section 1.2

“COBRA”	Section 3.9(b)

“Company”	Preamble

“Company 401(k) Plans”	Section 6.7(c)

“Company Benefit Plans”	Section 3.9(a)

“Company Board of Directors”	Recitals

“Company Board Recommendation”	Recitals

“Company Capitalization Date”	Section 3.2(a)

“Company Change of Recommendation”	Section 5.3(a)

“Company Common Stock”	Recitals

“Company Disclosure Letter”	Article III

“Company Equity Awards”	Section 2.4(f)

“Company Equity Schedule”	Section 3.9(g)

“Company Healthcare and Data Protection Laws”	Section 3.13(b)

“Company Leased Real Property”	Section 3.17(b)

“Company Material Contracts”	Section 3.20(a)

“Company Owned Real Property”	Section 3.17(a)

“Company Permits”	Section 3.7(b)

“Company Permitted Liens”	Section 3.17(a)

“Company Preferred Stock”	Section 3.2(a)

“Company Regulatory Agency”	Section 3.13(a)

“Company Regulatory Permits”	Section 3.13(a)

“Company Restricted Shares”	Section 2.4(c)

“Company Rights”	Section 3.2(a)

“Company RSUs”	Section 2.4(b)

“Company SEC Documents”	Section 3.4(a)

“Company Shares”	Recitals

“Company Stock Option”	Section 2.4(a)

“Company Termination Fee”	Section 8.2(b)

“Continuing Employees”	Section 6.7(a)

“D&O Insurance”	Section 6.4

“DGCL”	Recitals

“Dissenting Shares”	Section 2.3(a)

“DOJ”	Section 6.2(b)

“Effective Time”	Section 1.3

“EMA”	Section 3.13(e)

“Exchange Agent”	Section 2.2(a)

“Exchange Fund”	Section 2.2(a)

“FDA”	Section 3.13(a)

“FDCA”	Section 3.13(a)

“Form S-4”	Section 3.12

“Fractional Share Consideration”	Section 2.1(a)

“FTC”	Section 6.2(b)

“GAAP”	Section 3.4(b)

“HIPAA”	Section 3.13(b)

“HITECH Act”	Section 3.13(b)

“Indemnified Parties”	Section 6.4

“Joint Proxy Statement/Prospectus”	Section 3.12

“Merger”	Recitals

“Merger Consideration”	Section 2.1(a)

“Merger Sub”	Preamble

“Merger Sub Common Stock”	Section 2.1(c)

“Non-Employee Option Consideration”	Section 2.2(a)

“Option Consideration”	Section 2.4(d)

“Outside Date”	Section 8.1(c)

“Parent”	Preamble

“Parent 401(k) Plan”	Section 6.7(c)

“Parent Articles of Association”	Section 4.1(a)

“Parent Benefit Plans”	Section 4.9(a)

“Parent Board of Directors”	Recitals

“Parent Board Recommendation”	Section 4.3(a)

“Parent Capitalization Date”	Section 4.2(a)

“Parent Deferred Shares”	Section 4.2(a)

“Parent Disclosure Letter”	Article IV

“Parent Healthcare and Data Protection Laws”	Section 4.13(b)

“Parent Leased Real Property”	Section 4.17(b)

“Parent Material Contracts”	Section 4.20(a)

“Parent Owned Real Property”	Section 4.17(a)

“Parent Permits”	Section 4.7(b)

“Parent Permitted Lien”	Section 4.17(a)

“Parent Preferred Shares”	Section 4.2(a)

“Parent Regulatory Agency”	Section 4.13(a)

“Parent Regulatory Permits”	Section 4.13(a)

“Parent Restricted Shares”	Section 2.4(c)

“Parent RSUs”	Section 2.4(b)

“Parent SEC Documents”	Section 4.4(a)

“Parent Stock Option”	Section 2.4(a)

“Parent Termination Fee”	Section 8.2(c)

“Party”	Preamble

“PHSA”	Section 3.13(a)

“Replacement Financing”	Section 6.14

“Replacement Financing Documents”	Section 6.14

“Required Financial Information”	Section 6.13

“Rights Plan”	Section 3.2(a)

“Sarbanes-Oxley Act”	Section 3.5

“Section 262”	Section 2.3(a)

“Stock Consideration Portion”	Section 2.1(a)

“Surviving Corporation”	Section 1.1

“Transactions”	Recitals

Section 9.7        Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The words “hereof”, “herein” and “hereunder” and word of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context requires otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. The phrase “ordinary course of business” as used in this Agreement shall be deemed to mean “the ordinary course of business consistent with past practice”. The term “dollars” and character “$” shall mean United States dollars.

Section 9.8        Counterparts. This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.9        Entire Agreement; Third-Party Beneficiaries.

(a)        This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1 hereof, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)        Except as (i) provided in Section 6.4 (but only following the Effective Time) and (ii) for the right of the Company, on behalf of its stockholders, to pursue damages (including to the extent proven and awarded by the court, damages based on loss of the economic benefit of the Transactions to the Company’s stockholders, it being acknowledged that the stockholders of the Company shall not have the right to assert any claim against Parent or otherwise enforce this Agreement) in the event of Parent’s or Merger Sub’s Willful Breach of this Agreement, neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder; provided that the Financing Sources shall be express third party beneficiaries of this Section 9.9(b) and Section 9.1(c), Section 9.11(a), Section 9.11(b), Section 9.12 and Section 9.15, and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.

Section 9.10        Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 9.11        Governing Law; Jurisdiction.

(a)        This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state. Notwithstanding anything herein to the contrary, the Company (on behalf of itself and each Company Related Party) and each of the other Parties hereto agrees that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) against a Financing Source that is in any way related to this Agreement, the Merger or any of the other Transactions, including any dispute arising out of or relating in any way to the Financing, shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law); provided that (i) the interpretation of the definition of Company Material Adverse Effect and whether or not a Company Material Adverse Effect has occurred, (ii) the determination of the accuracy of any Merger Agreement Representations (as defined in any commitment letter related to the Financing) and whether as a result of any inaccuracy thereof Parent, Merger Sub or their respective affiliates have the right to terminate its obligations under this Agreement, or to decline to consummate the Transactions pursuant to this Agreement and (iii) the determination of whether the Transactions have been consummated in accordance with the terms of this Agreement, in each case, shall be governed by, and construed and interpreted solely in accordance with, the laws of the State of Delaware without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

(b)        Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware, as applicable, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware, as applicable, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law. Notwithstanding anything herein to the contrary, the Company (on behalf of itself and each Company Related Party) and each of the other Parties hereto (A) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Merger or any of the other Transactions, including any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (B) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (C) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.4 shall be effective service of process against it for any such action brought in any such court, (D) waives and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the jurisdiction or laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (E) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.12        Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS

DELIVERED IN CONNECTION HEREWITH OR THE MERGER, THE FINANCING AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13        Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except Merger Sub may, prior to the mailing of the Joint Proxy Statement/Prospectus, assign, in their sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to (i) Parent, (ii) Parent and one or more direct or indirect wholly owned Subsidiaries of Parent, or (iii) one or more direct or indirect wholly owned Subsidiaries of Parent; provided, that no such assignment shall be permitted without the prior written consent of the other Parties if such assignment could increase the risk that any of the conditions set forth in Article VII may not be timely satisfied, result in a breach of any of covenants and agreements set forth in this Agreement or adversely affect the Company; provided, further, that no such assignment shall relieve any Parent Entity of any obligation or liability under this Agreement. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.14        Enforcement; Remedies.

(a)        Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)        The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the termination of this Agreement pursuant to Article VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(c)        The Parties’ rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(d)        Notwithstanding anything in this Agreement to the contrary, in the event of a breach of this Agreement by Parent or Merger Sub, the Company’s sole and exclusive remedy shall be to seek specific performance or other equitable remedies in accordance with this Section 9.14, unless specific performance or such other equitable remedies have been determined by a court of competent jurisdiction to be unavailable or an inappropriate remedy for such breach, in which case the Company may seek money damages for such breach in accordance with the terms of this Agreement.

Section 9.15        Liability of Financing Sources. Notwithstanding anything to the contrary contained herein, the Company (on behalf of itself and each Company Related Party (other than Parent and Merger Sub)) agrees that neither it nor any other Company Related Party nor any Company stockholder (other than Parent and Merger Sub) shall have any rights or claims against any Financing Source in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any rights or claims against any Company Related Party (other than Parent and Merger Sub) in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the Merger, the foregoing will not limit the rights of the parties to the Financing under the Debt Financing Documents.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

ACTAVIS PLC

By	/s/ Brent L. Saunders

Name: Brent L. Saunders
Title: Chief Executive Officer and President

AVOCADO ACQUISITION INC.

By	/s/ A. Robert D. Bailey

Name: A. Robert D. Bailey
Title: Director

ALLERGAN, INC.

By	/s/ David E.I. Pyott

Name: David E.I. Pyott
Title: Chairman of the Board and Chief Executive Officer

Annex B

November 15, 2014

The Board of Directors

Actavis plc

1 Grand Canal Square,

Docklands Dublin 2, Ireland

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Actavis plc (the “Company”) of the consideration to be paid by the Company in the proposed merger (the “Transaction”) of a wholly-owned subsidiary of the Company with Allergan, Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Avocado Acquisition Inc. (“Merger Sub”) and the Merger Partner, Merger Sub will merge with and into the Merger Partner, and the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.01, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock owned by the Company, Merger Partner, Merger Sub or by any of their respective direct or indirect wholly owned subsidiaries and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive consideration per share equal to $129.22 in cash (the “Cash Consideration”) and 0.3683 ordinary shares, par value $0.0001 per share (the “Company Shares”), of the Company (the “Stock Consideration”, and together with the Cash Consideration, the “Consideration”).

In connection with preparing our opinion, we have (i) reviewed a draft dated November 14, 2014 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Merger Partner and the Company relating to their respective businesses, and reviewed the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction provided to us by the management of the Company (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by the Company and its advisors with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid by the Company in the proposed Transaction and we express no opinion as to the fairness of the Consideration to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction.

Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid by the Company in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Shares or the Merger Partner Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Merger Partner for which we and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor to the Company’s subsidiary Forest Laboratories, Inc. on its sale to the Company in July 2014, acting as joint lead arranger on the Company’s term loan facility in October 2013, acting as joint lead arranger and joint bookrunner on the Company’s term loan facility in August 2013 and acting as joint bookrunner on the Merger Partner’s high grade offering in March 2013. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company and the Merger Partner, for which it receives customary compensation or other financial benefits. We anticipate that we and our affiliates will arrange and/or provide financing to the Company in connection with the Transaction for customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid by the Company in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

J.P. MORGAN SECURITIES LLC

Annex C

GLOBAL CORPORATE &

INVESTMENT BANKING

Merrill Lynch, Pierce, Fenner & Smith Incorporated

November 16, 2014

The Board of Directors

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Members of the Board of Directors:

We understand that Allergan, Inc. (“Allergan”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) by and among Actavis plc (“Actavis”), Avocado Acquisition Inc., an indirect wholly owned subsidiary of Actavis (“Merger Sub”), and Allergan, pursuant to which, among other things, Merger Sub will merge with and into Allergan (the “Merger”) and each outstanding share of the common stock, par value $0.01 per share, of Allergan (“Allergan Common Stock”) (other than shares of Allergan Common Stock owned by Allergan, Actavis or any of their respective direct or indirect wholly owned subsidiaries and Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive (i) 0.3683 of an ordinary share, par value $0.0001 per share, of Actavis (“Actavis Ordinary Shares”) (such fraction of a share, the “Share Consideration Portion”) and (ii) $129.22 in cash, without interest (the “Cash Consideration Portion”, and together with the Share Consideration Portion, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Allergan Common Stock of the Merger Consideration to be received by such holders in the Merger.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Allergan and Actavis;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Allergan furnished to or discussed with us by the management of Allergan, including certain financial forecasts relating to Allergan prepared by the management of Allergan (such forecasts, “Allergan Forecasts”);

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Actavis furnished to or discussed with us by the management of Actavis, including certain financial forecasts relating to Actavis prepared by the management of Actavis and approved by the management of Allergan (such forecasts, “Actavis Forecasts”);

(iv)	reviewed certain estimates as to the amount and timing of cost savings (the “Synergies”) anticipated by the management of Actavis to result from the Merger and approved by management of Allergan;

(v)	discussed the past and current business, operations, financial condition and prospects of Allergan with members of senior managements of Allergan and Actavis, and discussed the past and current business, operations, financial condition and prospects of Actavis with members of senior managements of Allergan and Actavis;

(vi)	reviewed the potential pro forma financial impact of the Merger on the future financial performance of Actavis, including the potential effect on Actavis’ estimated non-GAAP earnings per share;

(vii)	reviewed the trading histories for Allergan Common Stock and Actavis Ordinary Shares and a comparison of such trading histories with the trading histories of other companies we deemed relevant;

(viii)	compared certain financial and stock market information of Allergan and Actavis with similar information of other companies we deemed relevant;

(ix)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(x)	reviewed a draft, dated November 16, 2014, of the Agreement (the “Draft Agreement”); and

(xi)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Allergan and Actavis that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Allergan Forecasts, we have been advised by Allergan, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Allergan as to the future financial performance of Allergan. With respect to the Actavis Forecasts and Synergies, we have been advised by Actavis, and have assumed, with the consent of Allergan, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Actavis as to the future financial performance of Actavis and other matters covered thereby and we have been directed by the management of Allergan to utilize the Actavis Forecasts and the Synergies for purposes of our analyses and opinion. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Allergan or Actavis, nor have we made any physical inspection of the properties or assets of Allergan or Actavis. We have not evaluated the solvency or fair value of Allergan or Actavis under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Allergan, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Allergan, Actavis or the contemplated benefits of the Merger. We also have assumed, at the direction of Allergan, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Merger (other than the Merger Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Merger. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Allergan. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Allergan Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Merger Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Allergan or in which Allergan might engage or as to the underlying business decision of Allergan to proceed with or effect the Merger. We are not expressing any opinion as to what the value of Actavis Ordinary Shares actually will be when issued or the prices at which Allergan Common Stock or Actavis Ordinary Shares will trade at any time, including following announcement or consummation of the Merger. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger or any related matter.

We have acted as financial advisor to Allergan in connection with its consideration of the offer to exchange commenced on June 18, 2014, by Valeant Pharmaceuticals International, Inc. for the shares of Allergan Common Stock, as amended (the “Offer”), and the Merger and have received and will continue to receive fees for our services in connection with our engagement, including quarterly advisor fees payable whether or not the Offer is withdrawn, a fee payable upon delivery of this opinion and a contingent fee payable upon consummation of the Merger. In addition, Allergan has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Allergan, Actavis and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Allergan and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Allergan in connection with an acquisition transaction, (ii) having acted as a book runner for a debt offering of Allergan, (iii) having acted or acting as documentation agent for, and lender under, certain credit facilities and letters of credit of Allergan and certain of its affiliates and (iv) having provided or providing certain treasury and management services and products to Allergan.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Actavis and its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Actavis and/or certain of its affiliates in connection with various mergers and acquisitions transactions, (ii) having acted as a book runner on various debt offerings of Actavis and certain of its affiliates, (iii) having acted or acting as an administrative agent, co-lead arranger and book runner for, and/or a lender (including, in some cases a letter of credit lender and swingline lender) under, various credit facilities of Actavis and/or certain of its affiliates and (iv) having provided or providing certain treasury and management services and products to Actavis and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Allergan (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Merger Consideration to be received in the Merger by holders of Allergan Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Annex D

November 16, 2014

Board of Directors

Allergan, Inc.

2525 Dupont Drive

Irvine, CA 92612

Lady and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Actavis plc. (“Actavis”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Allergan, Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of November 16, 2014 (the “Agreement”), by and among Actavis, Avocado Acquisition Inc., an indirect wholly owned subsidiary of Actavis (“Merger Sub”), and the Company. The Agreement provides that the Merger Sub will be merged with and into the Company and each outstanding Share (other than Shares held by the Company, Actavis, Merger Sub and any of their respective subsidiaries and Dissenting Shares (as defined in the Agreement)) will be converted into $129.22 in cash, without interest (the “Cash Consideration”) and 0.3683 ordinary shares, par value $0.0001 per share (“Actavis Shares”), of Actavis (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Actavis, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with our engagement, a substantial portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the Company in its acquisition of MAP Pharmaceuticals, Inc. in March 2013; as joint book-running manager with respect to a public offering of the Company’s 1.350% Notes due 2018 (aggregate principal amount $250,000,000) and 2.800% Notes due 2023 (aggregate principal amount $350,000,000) in March 2013; as financial advisor to the Company with respect to the sale of the Company’s obesity intervention business in December 2013; and as financial advisor to the Company with respect to the pending unsolicited offer by Valeant Pharmaceuticals International, Inc., AGMS Inc., Pershing Square Capital Management, L.P. and PS Fund 1, LLC to acquire the Company and other matters since June 2014. We may also in the future provide investment banking services to the Company, Actavis, and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders of the Company and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2013; the annual report to shareholders of Actavis and the Annual Report on Form 10-K of Actavis for the fiscal year ended December 31, 2013; the annual report to stockholders of Actavis, Inc. and the Annual Report on Form 10-K of Actavis, Inc. for the fiscal year ended December 31, 2012; Actavis’ registration statement on Form S-4, filed with the Securities and Exchange Commission on May 2, 2014 (File No. 333-194781);

certain interim reports to stockholders of the Company and Actavis, Inc., certain interim reports to shareholders of Actavis, and Quarterly Reports on Form 10-Q of the Company, Actavis and Actavis, Inc.; certain other communications from the Company to its stockholders and from Actavis to its shareholders; certain publicly available research analyst reports for the Company and Actavis; and certain internal financial analyses and forecasts for the Company prepared by its management and for Actavis prepared by its management, in each case, as approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the managements of the Company and Actavis to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Actavis regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Actavis; reviewed the reported price and trading activity for the Shares and the Actavis Shares; compared certain financial and stock market information for the Company and Actavis with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the pharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Actavis or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Actavis or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Actavis and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Actavis and its affiliates) pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Actavis Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Actavis or the ability of the Company, or Actavis to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Actavis and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

GOLDMAN, SACHS & CO.

Annex E

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex F

List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax

1.          Albania

2.          Armenia

3.          Australia

4.          Austria

5.          Bahrain

6.          Belarus

7.          Belgium

8.          Bosnia & Herzegovina

9.          Botswana

10.        Bulgaria

11.        Canada

12.        Chile

13.        China

14.        Croatia

15.        Cyprus

16.        Czech Republic

17.        Denmark

18.        Egypt

19.        Estonia

20.        Ethiopia

21.        Finland

22.        France

23.        Georgia

24.        Germany

25.        Greece

26.        Hong Kong

27.        Hungary

28.        Iceland

29.        India

30.        Israel

31.        Italy

32.        Japan

33.        Korea

34.        Kuwait

35.        Latvia

36.        Lithuania

37.        Luxembourg

38.        Macedonia

39.        Malaysia

40.        Malta

41.        Mexico

42.        Moldova

43.        Montenegro

44.        Morocco

45.        Netherlands

46.        New Zealand

47.        Norway

48.        Pakistan

49.        Panama

50.        Poland

51.        Portugal

52.        Qatar

53.        Romania

54.        Russia

55.        Saudi Arabia

56.        Serbia

57.        Singapore

58.        Slovak Republic

59.        Slovenia

60.        South Africa

61.        Spain

62.        Sweden

63.        Switzerland

64.        Thailand

65.        Turkey

66.        Ukraine

67.        United Arab Emirates

68.        United Kingdom

69.        USA

70.        Uzbekistan

71.        Vietnam

72.        Zambia

F-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Pursuant to the Actavis articles of association, subject to the provisions of, and so far as may be permitted by the Companies Acts, every director, or other officer of Actavis (other than an auditor) shall be indemnified out of the assets of Actavis against all costs, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending civil or criminal proceedings which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of Actavis and in which judgment is given in his favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him or her by the court.

Actavis has entered into deeds of indemnification (the “Deeds of Indemnification”) with certain directors and officers of Actavis. The Deeds of Indemnification provide indemnification to such directors and officers to the fullest extent permitted by the laws of Ireland, and in accordance with Actavis’ Memorandum and Articles of Association, for all expenses actually and reasonably incurred in any action or proceeding in which the officer or director is or may be involved in by reason of the fact that he or she is or was a Actavis officer or director, on the terms and conditions set forth in the Deeds of Indemnification. Further, Actavis agrees to advance expenses incurred in defense of these proceedings, on the terms and conditions set forth in the Deeds of Indemnification. The Deeds of Indemnification also provide procedures for requesting and obtaining indemnification and advancement of expenses.

Actavis W.C. Holding Inc. (“U.S. Holdco”), an indirectly wholly owned subsidiary of Actavis, entered into indemnification agreements (the “Holdco Indemnification Agreements”) with certain directors and executive officers of Actavis. The Holdco Indemnification Agreements provide indemnification to such directors and officers to the fullest extent permitted by the DGCL, and in accordance with U.S. Holdco’s Bylaws, for all expenses actually and reasonably incurred in any action or proceeding in which the director or officer is or may be involved by reason of the fact that he or she is or was a U.S. Holdco director or officer, on the terms and conditions set forth in the Holdco Indemnification Agreements. Further, U.S. Holdco agrees to advance expenses incurred in defense of these proceedings, on the terms and conditions set forth in the Holdco Indemnification Agreements. The Holdco Indemnification Agreements also provide procedures for requesting and obtaining indemnification and advancement of expenses.

The foregoing summaries are qualified in their entirety by the actual terms and provisions of such arrangements.

Item 21.	Exhibits and Financial Statement Schedules

(a) The exhibits listed below in the “Exhibit Index” are filed as part of, or are incorporated by reference in, this joint proxy/registration statement.

Exhibit Number	Exhibit Description
2.1	Merger Agreement, dated as of November 16, 2014, by and among Actavis, Allergan and Merger Sub (included as Annex A to this joint proxy statement/prospectus that is a part of this registration statement)
3.1	Certificate of Incorporation of Actavis (incorporated by reference to Exhibit 3.1 of Actavis’ Current Report on Form 8-K filed on October 2, 2013)

3.2	Amended and Restated Memorandum and Articles of Association of Actavis (incorporated by reference to Exhibit 3.2 of Actavis’ Current Report on Form 8-K filed on October 2, 2013)

Exhibit Number	Exhibit Description
5.1	Form of Opinion of Arthur Cox regarding the validity of Actavis ordinary shares

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Actavis

23.2	Consent of KPMG ehf., independent auditors for Actavis Pharma Holding 4 ehf. and Actavis S.à r.l.

23.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Warner Chilcott plc

23.4	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Aptalis

23.5	Consent of BDO USA, LLP, independent registered public accounting firm for Forest

23.6	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm of Allergan

23.7	Consent of Arthur Cox (included in Exhibit 5.1)

24.1	Powers of Attorney*

99.1	Actavis Pharma Holding 4 ehf. and Actavis S.à r.l.—Audited Combined Financial Statements as of and for the years ended December 31, 2011 and 2010 (incorporated by reference to Exhibit 99.1 to Watson Pharmaceuticals, Inc.’s Current Report on Form 8-K filed on September 27, 2012)

99.2	Warner Chilcott plc—Audited financial statements (incorporated by reference to Warner Chilcott plc’s Annual Report on Form 10-K filed on February 22, 2013)

99.3	Warner Chilcott plc—Unaudited financial statements (incorporated by reference to Exhibit 99.1 to Actavis’ Current Report on Form 8-K filed on March 25, 2014)

99.4	Aptalis Holdings Inc.—Audited financial statements (incorporated by reference to Exhibit 99.4 to Actavis’ Current Report on Form 8-K filed on March 25, 2014)

99.5	Aptalis Holdings Inc.—Unaudited financial statements (incorporated by reference to Exhibit 99.5 to Actavis’ Current Report on Form 8-K filed on March 25, 2014)

99.6	Warner Chilcott Limited—Management’s Discussion and Analysis and Risk Factors (incorporated by reference to Warner Chilcott Limited’s Registration Statement on Form S-4, effective as of October 15, 2014)

99.7	Forest Laboratories, Inc.—Audited consolidated balance sheets for March 31, 2014 and March 31, 2013, and the audited related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years ended March 31, 2014, March 31, 2013 and March 31, 2012 (incorporated by reference to Forest’s Annual Report on Form 10-K filed on May 30, 2014)

99.8	Consent of J.P. Morgan Securities LLC

99.9	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.10	Consent of Goldman, Sachs & Co.

99.11	List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax (included as Annex F to the joint proxy statement/prospectus that is a part of this registration statement)

99.12	Proxy Voting Card of Actavis

99.13	Proxy Voting Card of Allergan

*	Previously filed

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable for.

(h) That every prospectus (1) that is filed pursuant to paragraph (g) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(j) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(k) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, State of New Jersey, on January 26, 2015.

ACTAVIS PLC

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated below on January 26, 2015.

Signature	Title
*	Executive Chairman, Director
Paul M. Bisaro

*	Chief Executive Officer, President, Director
Brent L. Saunders	(Principal Executive Officer)

*	Chief Financial Officer
Maria Teresa Hilado	(Principal Financial Officer)

*	Chief Accounting Officer
James D’Arecca	(Principal Accounting Officer)

*
Nesli Basgoz, M.D.	Director

*
James H. Bloem	Director

*
Christopher W. Bodine	Director

*
Christopher J. Coughlin	Director

*
Tamar D. Howson	Director

*
John A. King, Ph.D.	Director

Signature	Title
*
Catherine M. Klema	Director

*
Jiri Michal	Director

*
Patrick J. O’Sullivan	Director

*
Ronald R. Taylor	Director

*
Andrew L. Turner	Director

*
Fred G. Weiss	Director

*By	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Attorney-in-Fact